  Exhibit (a)(1)(A)

Offer to Purchase for Cash
by
BGS ACQUISITION CORP.
of
Up to 832,461 of its Ordinary Shares
at a Purchase Price of $10.15 Per Share
in Connection with its Consummation of a Proposed Business Combination

THE OFFER AND WITHDRAWAL RIGHTS SPECIFIED HEREIN WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 19, 2013, UNLESS THE OFFER IS EXTENDED.

If you support our proposed Business Combination, do not tender your Ordinary Shares in the Offer because if more than 832,461 Ordinary Shares are tendered in the Offer, we will not be able to consummate the Business Combination.

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS Corp.,” “we,” “us” or “our”), hereby offers to purchase up to 832,461 of BGS Corp.’s issued and outstanding ordinary shares of no par value (the “Ordinary Shares”), issued as part of the units in BGS Corp.’s initial public offering (each Ordinary Share issued as part of the units in the initial public offering, a “Public Share”) at a purchase price of $10.15 per Ordinary Share, net to the seller in cash, without interest (the “Share Purchase Price” or “Purchase Price”), for a total Purchase Price of up to approximately $8.4 million, upon the terms and subject to the conditions described in this Offer to Purchase for Cash (this “Offer to Purchase”) and in the related Letter of Transmittal for the Public Shares (the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).  In accordance with the rules of the Securities and Exchange Commission (the “SEC”), in the event that more than 832,461 Ordinary Shares are so tendered, we may, and we expressly reserve our right to, accept for payment an additional amount of shares not to exceed 2% of our issued and outstanding Ordinary Shares without amending the Offer or extending the Expiration Date (such amount, the “2% Increase”).  However, if more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, and we do not exercise our right pursuant to the 2% Increase to purchase additional Ordinary Shares, or if we are unable to satisfy the Merger Condition (as defined herein) we may amend, terminate or extend the Offer.  Accordingly, there will be no proration in the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer.  If we terminate the Offer, we will NOT: (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination (as defined herein) in accordance with the terms of the Amended and Restated Merger and Share Exchange Agreement described in this Offer to Purchase.  If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.

The Share Purchase Price of $10.15 is equal to the amount per Ordinary Share sold in our initial public offering that is on deposit in the trust account established to hold the proceeds of our initial public offering (the “Trust Account”) as of two business days prior to the consummation of the Offer, excluding interest (which will be released to BGS Corp. for working capital) earned on the initial public offering proceeds placed in the Trust Account.  See “The Offer — Number of Ordinary Shares; Share Purchase Price; No Proration.”

The Offer is being made pursuant to the terms of an Amended and Restated Merger and Share Exchange Agreement, dated as of  August 13, 2013 (as may be amended from time to time, the “Merger Agreement”), by and among BGS Corp., BGS Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of BGS Corp. (“BGS Acquisition”), BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of BGS Acquisition (“Merger Sub”), TransnetYX Holding Corp., a Delaware corporation (“TransnetYX”), Black Diamond Holdings LLC, a Colorado limited liability company (“Black Diamond”), and Black Diamond Financial Group, LLC, a Delaware limited liability company and manager of Black Diamond (“BDH Manager”), pursuant to which:

•
BGS Corp., the current British Virgin Islands business company, will effect a merger in which it will merge with and into BGS Acquisition, a Delaware corporation and BGS Corp.’s subsidiary, with BGS Acquisition surviving the merger (the  “Redomestication”); and

•
immediately following the Redomestication, BGS Acquisition will effect an acquisition of TransnetYX by TransnetYX merging with and into Merger Sub, BGS Acquisition’s wholly owned Delaware subsidiary (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”).

In addition, pursuant to its memorandum and articles of association, as amended (“memorandum and articles of association”), BGS Corp. is required, in connection with the Business Combination, to provide all holders of its Public Shares (the “public shareholders”) with the opportunity to redeem their Ordinary Shares for cash through a tender offer pursuant to the tender offer rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Offer is being made to provide BGS Corp. Public shareholders with such opportunity to redeem their Ordinary Shares.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

TransnetYX stockholders approved the Transaction Merger on October 17, 2013.  BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of the securities issuable by BGS Acquisition to BGS Corp. and TransnetYX shareholders in connection with the Business Combination.

THE OFFER IS CONDITIONED ON SATISFACTION OF THE MAXIMUM TENDER CONDITION AND THE MERGER CONDITION (EACH AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) AND THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE.  SEE “THE OFFER — CONDITIONS OF THE OFFER.”

Only Public Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer.  Public Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer.  See “The Offer —Procedures for Tendering Shares.”

We will fund the purchase of Public Shares in the Offer with cash available to us from the Trust Account upon consummation of the Business Combination.  Except as otherwise set forth in the Merger Agreement, all expenses (including, without limitation, each party’s respective legal, accounting and roadshow travel expenses) incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Redomestication or the Transaction Merger is consummated.  As of October 14, 2013, BGS Corp. had approximately $26,623 of cash and cash equivalents held outside the Trust Account, which amounts reflect the balance of loans in the aggregate amount of $619,431 received from our Sponsor (as defined below).  See “The Offer — Source and Amount of Funds.”  The Offer is not conditioned on any minimum number of Ordinary Shares being tendered.  The Offer is, however, subject to certain other conditions, including the Maximum Tender Condition and the Merger Condition.  See “The Offer —Purchase of Shares and Payment of Purchase Price” and “—Conditions of the Offer.”

BGS Corp.’s Ordinary Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BGSC.”  As of October 17, 2013, the closing price of the Ordinary Shares was $10.00 per share.  Shareholders are urged to obtain current market quotations for the Ordinary Shares before deciding whether to tender their Ordinary Shares pursuant to the Offer.  See “Price Range of Securities and Dividends.”

We also have outstanding units comprised of one Ordinary Share and one warrant to acquire one Ordinary Share (a “BGS Corp. Warrant” and, together with one Ordinary Share, a “Unit”).  BGS Corp. Warrants and Units are also listed on Nasdaq under the symbols “BGSCW” and “BGSCU,” respectively.  The Offer is only open for our Ordinary Shares, but not those together as part of the Units.  You may tender Ordinary Shares that are included in Units, but to do so you must separate such Ordinary Shares from the BGS Corp. Warrants prior to tendering such Ordinary Shares.  While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation.  See “The Offer — Procedures for Tendering Shares.”

Our intention is to consummate the Business Combination.  Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Business Combination and approved the Merger Agreement and (iii) determined that the Business Combination is in the best interests of the shareholders of BGS Corp. and, if consummated, would constitute our initial business combination pursuant to our memorandum and articles of association.  If you tender your Ordinary Shares in the Offer, you will not be participating in the Business Combination because you will no longer hold such Ordinary Shares in BGS Corp. upon the consummation of the Business Combination.  Further, if more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, subject to the 2% Increase, we will not be able to consummate the Business Combination.  See “Price Range of Securities and Dividends” and “The Offer.”

THEREFORE, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU DO NOT ACCEPT THE OFFER WITH RESPECT TO YOUR ORDINARY SHARES.

The members of our board of directors will directly benefit from the Business Combination and have interests in the Business Combination that may be different from, or in addition to, the interests of BGS Corp. shareholders.  See “The Business Combination — Certain Benefits of BGS Corp.’s Directors and Officers and Others in the Business Combination.”  You must make your own decision as to whether to tender your Ordinary Shares and, if so, how many Ordinary Shares to tender.  In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”  You should discuss whether to tender your Ordinary Shares with your broker, if any, or other financial advisor.  See “Risk Factors” for a discussion of risks that you should consider before participating in the Offer.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Offer.  Any representation to the contrary is a criminal offense.

Questions and requests for assistance regarding the Offer may be directed to Morrow & Co., LLC, the information agent for the Offer (the “Information Agent”), at the telephone numbers set forth on the back cover of this Offer to Purchase.  You may request additional copies of this Offer to Purchase, the Letter of Transmittal and the other Offer documents from the Information Agent at the telephone numbers and address on the back cover of this Offer to Purchase.  You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

October 21, 2013

IMPORTANT

If you desire to tender all or any portion of your Ordinary Shares, you must do one of the following before the Offer expires:

•
if your Ordinary Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your Ordinary Shares for you;

•
if you hold certificates for Ordinary Shares registered in your own name, you must complete and sign the accompanying Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Ordinary Shares and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company (the “Depositary”) at the address shown on the back cover of this Offer to Purchase. Do not send such materials to BGS Corp. or the Information Agent;

•
if you are an institution participating in The Depository Trust Company, you must tender your Ordinary Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Shares;” or

•
if you are the holder of Units and wish to tender Ordinary Shares included in such Units, you must separate the Ordinary Shares from the Units prior to tendering such Ordinary Shares pursuant to the Offer. You must instruct your broker to do so, or if you hold Units registered in your own name, you must contact the Depositary directly and instruct them to do so. If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires, you will likely not be able to validly tender such Ordinary Shares prior to the expiration of the Offer.

TransnetYX stockholders approved the Transaction Merger on October 17, 2013.  BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of the BGS Acquisition common stock, $0.001 par value per share (the “Common Stock”) and BGS Acquisition Warrants for the purchase of one share of Common Stock (“BGS Acquisition Warrants”), issuable by BGS Acquisition to BGS Corp.’s shareholders in connection with the Redomestication and to TransnetYX’s stockholders in connection with the Transaction Merger.

To validly tender Ordinary Shares pursuant to the Offer, other than Ordinary Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must properly complete and duly execute the Letter of Transmittal.

We are not making the Offer to shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to comply with the applicable laws and regulations to make the Offer to shareholders in any such jurisdiction.

Although the Business Combination does not require the approval of BGS Corp. shareholders to become effective, the BVI Business Companies Act, 2004 (the “Companies Act”) does afford each BGS Corp. shareholder a statutory right to dissent from the Redomestication merger and have his, her or its shares in BGS Corp. bought out for fair value subject to certain statutory procedures set forth under the heading “Appraisal Rights – Outline of Plan of Merger” beginning on page 160.  A shareholder electing to dissent from the Redomestication is required to give BGS Corp. a written notice of its decision to dissent within 20 days immediately following the date when the outline of the plan of merger is given to the shareholder under the Companies Act.  Any BGS Corp. shareholder may exercise this dissent right by tendering all, but not less than all, of such shareholder’s shares in the Offer.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Ordinary Shares pursuant to the Offer. You should rely only on the information contained in this Offer to Purchase and in the Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors, the Depositary or the Information Agent. You should not assume that the information provided in this Offer to Purchase is accurate as of any date other than the date indicated, or if no date is otherwise indicated, the date of this Offer to Purchase.

Questions and requests for assistance should be directed to Morrow & Co., LLC, the Information Agent for the Offer, at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other materials related to the Offer may also be obtained for free from Morrow & Co., LLC. Copies of this Offer to Purchase, the Letter of Transmittal, and any other material related to the Offer may also be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. See “Where You Can Find More Information.”

The Information Agent for the Offer is:

Morrow & Co., LLC
 470 West Avenue, 3rd Floor,
 Stamford, CT 06902
 Telephone: (800) 662-5200
 Banks and brokerage firms: (203) 658-9400
 Email: bgsc.info@morrowco.com

v

Annex A	Amended and Restated Merger and Share Exchange Agreement, dated as of August 13, 2013 by and among BGS Corp., BGS Acquisition, Merger Sub, TransnetYX, Black Diamond and BDH Manager.
Annex B	Lock-up Agreement

Certain Definitions

As further set forth in this Offer to Purchase and unless otherwise indicated or where the context otherwise requires:

•	references to “BGS Corp.” refer to the registrant, BGS Acquisition Corp., a British Virgin Islands business company with limited liability;

•	references to “BGS Acquisition” refer to BGS Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BGS Corp.;

•	references to “we,” “us,” “our,” “company” or “our company” refer to BGS Corp. prior to the Business Combination and BGS Acquisition following the Business Combination;

•
references to “TransnetYX” refer to TransnetYX Holding Corp., a Delaware corporation, and its subsidiaries, unless the context otherwise indicates, and the post-Transaction Merger Subsidiary of BGS Acquisition;

•
references to “Merger Sub” refer to BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of BGS Acquisition formed for the purpose of the Transaction Merger, which, is referred to in post-Transaction Merger periods as “TransnetYX;”

•	references to “Black Diamond” refer to Black Diamond Holdings LLC, a Colorado limited liability company and majority owner of TransnetYX;

•
references to the “Securities Act” refer to the United States Securities Act of 1933, as amended, and references to the “Exchange Act” refer to the United States Securities Exchange Act of 1934, as amended;

•	references to an “FPI” or “FPI status” refer to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

•
references to the “Merger Agreement” refer to the Amended and Restated Merger and Share Exchange Agreement dated August 13, 2013 by and among BGS Corp., BGS Acquisition, Merger Sub, Black Diamond, Black Diamond Financial Group, LLC and TransnetYX;

•	references to the “Redomestication” refer to the merger of BGS Corp. with and into BGS Acquisition, a wholly owned subsidiary of BGS Corp., with BGS Acquisition surviving the merger;

•
references to the “Transaction Merger” refer to the transaction immediately following the Redomestication, pursuant to which TransnetYX will be merged with and into Merger Sub, a wholly owned subsidiary of BGS Acquisition, with Merger Sub surviving;

•	references to the “Business Combination” refer to the Redomestication together with the Transaction Merger;

•	references to the “Business Combination Deadline” refer to November 26, 2013;

•	references to “Ordinary Shares,” “BGS Corp. Warrants” and “Units” refer to securities of BGS Corp.;

•	references to “Common Stock” and “BGS Acquisition Warrants” refer to securities of BGS Acquisition;

•	references to the “Initial Shareholder” or “Sponsor” refer to Julio Gutierrez;

•	references to “Founder Shares” refer to the Ordinary Shares held by the Initial Shareholder;

•	references to “Public Shares” refer to Ordinary Shares sold as part of the Units in BGS Corp.’s initial public offering (whether they were purchased in the offering or thereafter in the open market);

•
references to “public shareholders” refer to holders of Public Shares, including the Initial Shareholder and BGS Corp. management team to the extent the Initial Shareholder and/or members of the management team hold Public Shares, provided that the Initial Shareholder and each member of management shall be considered a “public shareholder” only with respect to any Public Shares held by them;

•
references to “Sponsor Warrants” refer to the BGS Corp. Warrants to purchase an aggregate of 3,266,667 Ordinary Shares, each exercisable for one Ordinary Share at $10.00 per share, issued in private placements that occurred prior to the consummation of BGS Corp.’s initial public offering;

•
references to “Public Warrants” refer to BGS Corp. Warrants that were sold as part of the Units in BGS Corp.’s initial public offering (whether they were purchased in the offering or thereafter in the open market);

•	references to “private placements” refer to the private placements of the Sponsor Warrants;

•	references to BGS Corp.’s “initial investors” refer to the following individuals: Julio Gutierrez, Claudia Gomez, Cesar Baez, Mariana Gutierrez Garcia and John Grabski;

•	references to “underwriters” refer to the underwriters of BGS Corp.'s initial public offering;

•	references to “Companies Act” refers to the BVI Business Companies Act, 2004 of the British Virgin Islands;

•	references to the “memorandum and articles of association” refer to BGS Corp.’s memorandum and articles of association, as amended; and

•	all dollar amounts are in U.S. dollars unless otherwise indicated.

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

This summary term sheet highlights important information regarding the Offer and the Business Combination.  To understand the Offer and the Business Combination fully and for a more complete description of the terms of the Offer and the Business Combination, you should carefully read this entire Offer to Purchase, including any appendices and documents incorporated by reference, and the Letter of Transmittal.  We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics addressed in this summary term sheet.

Ordinary Shares Subject to the Offer
Up to 832,461 Ordinary Shares of no par value. However, in accordance with the rules of the SEC, in the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, we may, and we expressly reserve our right to, accept for payment an additional amount of shares not to exceed 2% of our issued and outstanding Ordinary Shares without amending the Offer or extending the Expiration Date, if it permits us to accept for payment all Ordinary Shares validly tendered in this Offer and the 2% Increase is approved by the other parties to the Merger Agreement.

Price Offered Per Ordinary Share	$10.15 net to the seller in cash, without interest thereon.

Scheduled Expiration of the Offer
11:59 p.m., New York City time, on November 19, 2013, unless the Offer is otherwise extended, which may depend on the timing and process of SEC review of this Offer to Purchase and the Registration Statement on Form S-4 filed separately by BGS Acquisition, or terminated (the “Expiration Date”).

Party Making the Offer	BGS Acquisition Corp.

Conditions to the Offer
Our obligation to purchase Ordinary Shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things, the satisfaction of the Maximum Tender Condition and the satisfaction of the Merger Condition.

See “The Offer — Conditions of the Offer” and “The Transaction — Conditions to the Transaction.”

For further information regarding the Offer, see “The Offer.”

General

What is the background of BGS Corp.?

BGS Corp. is a blank check company formed on August 9, 2011 pursuant to the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses. BGS Corp. consummated its initial public offering of 4,000,000 Units, each Unit consisting of one Ordinary Share and one BGS Corp. Warrant to purchase one Ordinary Share, on March 26, 2012. The net proceeds of the initial public offering, together with $2.45 million from BGS Corp.’s sale of 3,266,667 Sponsor Warrants, collectively, to our initial investors and the underwriters of our initial public offering, plus deferred underwriting fees in connection with our initial public offering of $0.8 million for an aggregate of approximately $40.6 million, were deposited in the Trust Account.

On September 23, 2013, BGS Corp. completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to BGS Corp.’s memorandum and articles of association to extend the deadline by which a business combination must be consummated to November 26, 2013 (the “Extension Amendment”), pursuant to which it purchased approximately 2.2 million Ordinary Shares for $10.15 per share, for an aggregate purchase price of approximately $22.2 million (the “Extension Tender Offer”). As a result, approximately $18.4 million remains in the Trust Account.  If BGS Corp. does not consummate its initial business combination by the Business Combination Deadline, it must liquidate the Trust Account to the holders of the Public Shares and dissolve.

Who is BGS Acquisition?

BGS Acquisition is a wholly owned subsidiary of BGS Corp. formed as a corporation in Delaware in June 2013 for the purpose of engaging in the Business Combination.  BGS Acquisition will be the surviving entity following the Redomestication and will be the parent company of TransnetYX following the Transaction Merger.

Who is TransnetYX?

TransnetYX is a Delaware corporation formed in 2002 to develop an automated genotyping platform and provide genotyping testing services to various biotechnology and medical researchers. The company has two wholly owned subsidiaries, TransnetYX Inc., or TYX, a Tennessee corporation, which operates a molecular diagnostic laboratory and an animal genotyping business, and Harmonyx Diagnostics, Inc., or Harmonyx, a Tennessee corporation, which is developing, marketing and distributing products for pharmacogenomics testing services.

TransnetYX is a molecular diagnostics processing company based in Memphis, Tennessee that provides 24-hour and 72-hour genetic testing in the animal genotyping market. Generally, genotyping is the process of determining genetic variants. Since launching these services in June 2004, TransnetYX has processed over 6.8 million genetic tests for researchers with a 99.93% accuracy rate for over 200 leading academic and pharmaceutical research customers throughout the U.S. and in Europe.  To perform the testing needs of the research community, TransnetYX has developed a library of over 11,000 testing assays which allows it to test for more than 545,000 genetic strains and has developed an integrated order management, laboratory information management systems and laboratory process automation in order to cost-effectively process and accurately report the large testing volumes of the research community.

Utilizing the same integrated processing platform, the TransnetYX laboratory, through Harmonyx, became Clinical Laboratory Improvement Amendment of 1988, as amended, or CLIA, approved.  CLIA approval enables TransnetYX to genotype human DNA and report the results to qualified health care professionals as defined by the United States Food and Drug Administration, or FDA.  Human DNA genotyping can assist physicians in prescribing the proper drug therapies as guided by pharmaceutical companies, the FDA or research published by the industry in publications, such as the Journal of the American College of Cardiology or the American Heart Association.  While TransnetYX is licensed to perform genotyping tests as ordered by physicians, substantially all of its revenues are derived from its Laboratory Animal Genotyping business described below.

TransnetYX operates a molecular diagnostic laboratory to support these two business units: Laboratory Animal Genotyping and Personalized Medicine Genotyping.

Additional information regarding TransnetYX can be found on its website at www.transnetyx.com. None of the information on TransnetYX’s website shall be deemed to be a part of this Offer to Purchase.

Who is offering to purchase the securities?

BGS Corp. is offering to purchase up to 832,461 outstanding Public Shares.  See “Business of BGS Corp.” and “The Offer.”

What securities are sought?

We are offering to purchase up to 832,461 outstanding Ordinary Shares validly tendered and not validly withdrawn pursuant to the Offer. However, if you support our proposed Business Combination, do not tender your Ordinary Shares in the Offer because if more than 832,461 Ordinary Shares are tendered in the Offer,we will not be able to consummate the Business Combination, except, in accordance with the rules of the SEC, in the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, we may, and we expressly reserve our right to, accept for payment an additional amount of shares pursuant to the 2% Increase without amending the Offer or extending the Expiration Date.  Any such purchases would only be made if it permitted us to accept for payment all Ordinary Shares validly tendered in this Offer and the 2% Increase is approved by the other parties to the Merger Agreement.

Unless otherwise expressly stated, this Offer to Purchase assumes that no more than 832,461 Ordinary Shares will be accepted for payment in this Offer, and that BGS Corp. will not elect to exercise its rights pursuant to the 2% Increase to purchase additional shares.

Why is the Offer for 832,461 Ordinary Shares?

Pursuant to our memorandum and articles of association, BGS Corp. is required, in connection with the Business Combination, to provide all holders of its Public Shares with the opportunity to redeem their Ordinary Shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act.  The Offer is being made to provide BGS Corp. shareholders with such opportunity to redeem their Ordinary Shares in connection with consideration of the Business Combination.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”  Of the approximately $40.6 million originally held in the Trust Account, approximately $18.4 million remains therein, after approximately $22.2 million was released from the Trust Account and used to purchase approximately 2.2 million Ordinary Shares tendered by our shareholders pursuant to the Extension Tender Offer. Also, as contemplated in our initial public offering prospectus, an aggregate of $800,000 of the corporate finance fees were deferred and deposited in the Trust Account.  Depending upon the level of shareholder participation in the Offer, the $800,000 in deferred corporate finance fees may be paid in cash or Ordinary Shares.  As further required by the terms of the Merger Agreement, we cannot consummate the Business Combination unless the shareholders of TransnetYX approve the Business Combination and we retain an amount of cash no less than $10 million, after payment of the Purchase Price for shares validly tendered in the Offer, in order to (1) provide $6 million in working capital to the surviving entity following the Business Combination, which will include the payment of certain Business Combination-related expenses, and (2) pay at least $4 million in cash to the stockholders of TransnetYX on a pro rata basis.  Therefore, and subject to the 2% Increase, we will be unable to consummate the Business Combination if more than 832,461 Ordinary Shares (or approximately 46% of our publicly held Ordinary Shares) are validly tendered and not properly withdrawn (we refer to the condition to our obligation to purchase Ordinary Shares that no more than 832,461 Ordinary Shares be tendered and not properly withdrawn prior to the Expiration Date as the “Maximum Tender Condition”).

What if more than 832,461 Ordinary Shares are validly tendered in this Offer?

Our obligation to purchase Ordinary Shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things, the Maximum Tender Condition.  In the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, we may, and we expressly reserve our right to, accept for payment an additional amount of shares pursuant to the 2% Increase without amending the Offer or extending the Expiration Date.  Any such purchases would only be made if it permitted us to accept for payment all Ordinary Shares validly tendered in this Offer and the 2% Increase is approved by the other parties to the Merger Agreement.  However, if more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, and we do not exercise our right pursuant to the 2% Increase to purchase additional Ordinary Shares, or if we are unable to satisfy the other conditions set forth in this Offer to Purchase, we may amend, terminate or extend the Offer.  If we terminate the Offer, we will NOT:  (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement.  Ordinary Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration or termination of the Offer. If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.

What will be the purchase price for the securities and what will be the form of payment?

The Purchase Price is $10.15 per Ordinary Share.  All Ordinary Shares we purchase pursuant to the Offer will be purchased at the Purchase Price.  See “The Offer — Number of Ordinary Shares; Purchase Price; No Proration.”  If your Ordinary Shares are purchased in the Offer, you will be paid the Purchase Price, in cash, without interest, promptly after the Expiration Date.  Our memorandum and articles of association require that we offer a price per Ordinary Share equal to the aggregate amount held in the Trust Account pending completion by BGS Corp. of an initial business combination as of the date that is two business days prior to the commencement of the Offer, excluding interest (which will be released to BGS Corp. for working capital) earned on the initial public offering proceeds placed in the Trust Account, divided by the number of Ordinary Shares sold as part of the Units in our initial public offering, other than those held by directors or officers, that are still outstanding.  Although we do not anticipate any change to the Purchase Price, if we need to adjust the Purchase Price to comply with our memorandum and articles of association, we will amend the Offer and, if necessary, extend the Expiration Date for at least 10 business days.  Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment.  See “The Offer — Number of Ordinary Shares; Purchase Price; No Proration” and “— Purchase of Shares and Payment of Purchase Price.”

Has BGS Corp. or its board of directors adopted a position on the Offer?

Our intention is to consummate the Business Combination.  Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of and approved the Business Combination and (iii) determined that the Business Combination is in the best interests of the shareholders of BGS Corp. and, if consummated, would constitute the initial business combination pursuant to our memorandum and articles of association.  If the Maximum Tender Condition is not satisfied, we will be unable to consummate the Business Combination.  If you tender your Ordinary Shares pursuant to the Offer, you will not be participating in the Business Combination because you will no longer hold such Ordinary Shares in BGS Corp. upon the consummation of the Business Combination, and therefore, our board of directors recommends that you do not accept the Offer with respect to your Ordinary Shares.  The members of our board of directors may directly benefit from the Business Combination and have interests in the Business Combination that may be different from, or in addition to, the interests of the public shareholders.  See “Risk Factors—Risks Related to the Business Combination” and “The Business Combination—Certain Benefits of BGS Corp.’s Directors and Officers and Others in the Transaction.”  You must make your own decision as to whether to tender your Ordinary Shares and, if so, how many to tender.  In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer.

How is the Offer different from typical tender offers?

Typically an issuer or a third party commencing a tender offer wants to purchase the entire amount of the securities they are offering to purchase.  In this case, BGS Corp. does not want its shareholders to tender any Ordinary Shares, and BGS Corp.’s board of directors recommends that existing shareholders not tender their Ordinary Shares after they review this Offer to Purchase.  In fact, unlike most tender offers where an offeror’s purchase of securities enables them to consummate a business combination, here, your decision to tender your Ordinary Shares would make it less likely that we can consummate the Business Combination with TransnetYX because if more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and our rights pursuant to the 2% Increase are not exercised, we will not be able to consummate the Business Combination.  In essence, the Offer functions as a “reverse” tender offer in which a shareholder can exercise their redemption rights for Ordinary Shares and we will only be able to consummate the Business Combination if the Maximum Tender Condition is met.  Accordingly, your decision to tender your Ordinary Shares in the Offer would make it less likely that we will be able to consummate the Business Combination.

In addition, unlike a typical tender offer, there will be no proration in the event more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer.  Assuming no shares are purchased pursuant to the 2% Increase, if more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer.  Shareholders have the right, pursuant to our memorandum and articles of association, to a pro-rata portion of our Trust Account, absent a Business Combination, only in the event that BGS Corp. is required to liquidate.  Consequently, if we terminate the Offer, we will NOT: (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense upon expiration or termination of the Offer. If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.

Why must we complete the Business Combination by November 26, 2013?

Pursuant to our memorandum and articles of association, we have until November 26, 2013 to complete a business combination.  If we do not consummate a business combination within such time, we (1) will distribute the Trust Account, pro rata, to our public shareholders by way of redemption and (2) cease all operations except for the purposes of any winding up of our affairs.  Consequently, if we do not consummate the Business Combination, we will not be able to consummate a different business combination by the Business Combination Deadline, because we will not have enough time to identify another target, perform due diligence, negotiate a definitive agreement related to such business combination and complete a new tender offer.

Is there any limit on the maximum number of Ordinary Shares each shareholder can tender in the Offer?

No.  Pursuant to BGS Corp.’s memorandum and articles of association and the laws of British Virgin Islands, BGS Corp. may consummate the Business Combination without approval of its shareholders (subject to their rights of appraisal, as set forth in “Appraisal Rights — Outline of Plan of Merger,” beginning on page 160) by offering to redeem their Public Shares upon the consummation of the Business Combination, pursuant to the tender offer rules promulgated under the Exchange Act.  The Offer is being made in part to provide the holders of BGS Corp.’s Public Shares with such opportunity to redeem their Ordinary Shares and to allow the Redomestication and the Transaction to be completed without a shareholder vote.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”  There is no limit on the maximum number of Ordinary Shares each shareholder can tender in the Offer; however, in the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, or if the other offer conditions set forth in this Offer to Purchase are not satisfied, we may amend, terminate or extend the Offer.  If we terminate the Offer, we will NOT:  (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense. If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.

The Business Combination

Is there a Merger Agreement related to the Offer?

Yes.  On August 13, 2013, BGS Corp., BGS Acquisition, Merger Sub, TransnetYX, Black Diamond and BDH Manager entered into the Merger Agreement, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement:

•
BGS Corp., the current British Virgin Islands business company, will effect the Redomestication in which it will merge with and into BGS Acquisition, its wholly owned Delaware subsidiary, with BGS Acquisition surviving the merger; and

•
immediately following the Redomestication, BGS Acquisition will effect an acquisition of TransnetYX by TransnetYX merging with and into Merger Sub, BGS Acquisition’s wholly owned Delaware subsidiary (or the Transaction Merger, and together with the Redomestication, the Business Combination).

In connection with the Business Combination, BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of Common Stock and BGS Acquisition Warrants to BGS Corp. shareholders in connection with the Redomestication and to TransnetYX shareholders in connection with the Transaction Merger.  In addition, TransnetYX has obtained its shareholders’ approval of the Transaction Merger.  Pursuant to its memorandum and articles of association, BGS Corp. is required, in connection with the Business Combination, to provide the Public Shareholders with the opportunity to redeem their Ordinary Shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act.  See “The Transaction” and “The Merger Agreement.”

What is the structure of the Redomestication?

Pursuant to the terms and conditions of the Merger Agreement, BGS Corp., the current British Virgin Islands business company, will merge with and into BGS Acquisition, its wholly owned Delaware subsidiary, with BGS Acquisition surviving the merger.  At the time of the Redomestication:

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Assuming no Public Shares are tendered pursuant to the Offer, each of the 1,817,683 Public Shares then outstanding will be converted automatically into one substantially equivalent share of BGS Acquisition’s Common Stock;

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The 1,333,333 Founder Shares will be converted automatically into 666,667 shares of Common Stock which will not be transferable until the date (1) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (2) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (3) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (4) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination;

•
Each of the 4,000,000 Public Warrants will be converted into a substantially equivalent warrant to purchase Common Stock, each exercisable for one share of Common Stock at $10.00 per share, or the BGS Acquisition Warrants;

•
Each of the 3,266,667 Sponsor Warrants will be converted into 1/20th of a share of Common Stock for a total of 163,333 shares of Common Stock, one-half of which will not be transferable until the date when the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and one-half of which will not be transferable until the date when the closing price of the Common Stocks exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination; and

•
Each of the 340,000 unit purchase options of BGS Corp. held by the underwriters will be converted into one substantially equivalent purchase option to acquire one share of Common Stock and one BGS Acquisition Warrant.

In connection with the Redomestication, BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of Common Stock and BGS Acquisition Warrants to BGS Corp. shareholders.  See “The Redomestication,” “The Merger Agreement” and “Description of Securities.”

What is the structure of the Transaction Merger and the Transaction Merger Consideration?

Immediately following the Redomestication, TransnetYX will be merged with and into Merger Sub, a Delaware corporation and wholly owned subsidiary of BGS Acquisition.  Pursuant to the terms of the Merger Agreement, in exchange for all of the outstanding shares of TransnetYX common stock, BGS Acquisition will issue to the stockholders of record of TransnetYX 8,000,000 shares of Common Stock on a pro rata basis and will pay a maximum of $15.0 million in cash, up to $11.0 million of which may be paid in additional shares of Common Stock if there is not adequate cash to accommodate a $15.0 million cash payment to the stockholders of TransnetYX and have $6.0 million available in the surviving company for payment of transaction expenses and for working capital purposes.  Two million of the shares of Common Stock held by Black Diamond, or the Lock-up Common Stock, immediately following the Transaction Merger will be subject to a lock-up agreement, or the Lock-up Agreement, that will limit Black Diamond’s ability to dispose of the Lock-up Common Stock until the earlier of TransnetYX achieving gross revenues in fiscal year 2015 in excess of $60 million or December 31, 2020.  A copy of the Lock-up Agreement is attached hereto as Annex B.  In addition, the stockholders of TransnetYX may receive up to an additional 8,000,000 shares of Common Stock pursuant to an earn-out schedule contained in the Merger Agreement, the Earn-out Common Stock, based on the gross revenues of the post-Business Combination operating company in fiscal year 2015.  The approximate dollar value of the merger consideration to be paid in cash and Common Stock by BGS Acquisition pursuant to the Merger Agreement is $95 million, assuming no Earn-out Common Stock is issued, or $175 million, assuming all 8,000,000 shares of Earn-out Common Stock are issued, in each case based on the purchase price of the Ordinary Shares of $10.00.

Prior to the Business Combination, as set forth in BGS Corp.’s memorandum and articles of association, BGS Corp. must offer the holders of its Ordinary Shares the opportunity to redeem their Ordinary Shares pursuant to a tender offer, this Offer. The consummation of the Business Combination, pursuant to BGS Corp.’s memorandum and articles of association, is conditioned upon BGS Acquisition maintaining $5,000,001 in net tangible assets following the offer.  Pursuant to the Merger Agreement, BGS Acquisition will be required to have at least $10.0 million in cash to close the Business Combination, with at least $4.0 million as part of the merger consideration to be paid to the TransnetYX stockholders in cash in connection with the Transaction Merger.  Therefore, BGS Corp. must have sufficient funds remaining in its Trust Account following redemptions to be able to satisfy the cash requirements of the Transaction Merger.

BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register securities to be issued to former BGS Corp. shareholders in connection with the Redomestication and to TransnetYX stockholders in connection with the Transaction Merger.  See “The Transaction,” “The Merger Agreement,” “Description of Securities” and “Price Range of Securities and Dividends.”

What will be the ownership and organizational structure of BGS Acquisition after consummation of the Business Combination?

After the Business Combination, assuming no redemptions of Ordinary Shares for cash in the Offer, BGS Corp.’s current public shareholders will own approximately 16.3% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 75.5% of BGS Acquisition.  Assuming redemption by holders of 832,461 of BGS Corp.’s outstanding Public Shares in the Offer, BGS Corp. public shareholders will own approximately 8.8% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 81.6% of BGS Acquisition.

The diagram below depicts our organizational structure immediately following the consummation of the Offer and the Business Combination.  The voting percentages provided below include the underwriters’ and Sponsor’s Common Stock that are not transferable until the date the closing price of the Common Stock exceeds certain prices for any 20 trading days within a 30 trading day period (we refer to such transfer restrictions in this Offer to Purchase as “vesting hurdles”).

Will there be a single controlling shareholder following the completion of the Transaction?

Yes.  The ownership of the Common Stock following the consummation of the Business Combination will depend on the number of Ordinary Shares that are validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer.  Assuming that 11,132,735 shares of Common Stock are outstanding upon consummation of the Business Combination and that no BGS Corp. Ordinary Shares have been redeemed, Black Diamond will beneficially own in the aggregate approximately 60.4% of the outstanding Common Stock.

See “Beneficial Ownership of BGS Acquisition Securities” for more information regarding the beneficial ownership of BGS Acquisition following the Redomestication and the Transaction.

How will the Offer and Business Combination affect the number of BGS Acquisition’s outstanding shares and holders?

As of October 17, 2013, there were 21,263 Units (each Unit being comprised of one Ordinary Share and one BGS Corp. Warrant) outstanding, 3,151,016 Ordinary Shares outstanding (including 21,263 Ordinary Shares underlying the outstanding Units), no preferred shares outstanding and 7,266,667 BGS Corp. Warrants outstanding (including 21,263 BGS Corp. Warrants underlying the outstanding Units). In addition, there were unit purchase options outstanding to purchase 340,000 Units at an exercise price of $15.00 per Unit.  Each of the Units, Ordinary Shares and BGS Corp. Warrants are registered pursuant to Section 12 of the Exchange Act.

Immediately following the Business Combination, BGS Acquisition will have 11,132,735 shares of Common Stock outstanding in the event no Ordinary Shares are tendered in this Offer, and 11,145,222 shares of Common Stock outstanding in the event 832,461 Ordinary Shares are accepted in the Offer.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Beneficial Ownership of BGS Acquisition Securities.”

To the extent any of our shareholders validly tender their Public Shares (without subsequently properly withdrawing such tendered Shares) and that tender is accepted, the number of our holders following the Business Combination would be reduced.  See “The Offer —Purpose of the Offer; Certain Effects of the Offer.”

Are there other agreements that will be entered into in connection with the Business Combination?

Yes.  In addition to the Merger Agreement, BGS Acquisition and Black Diamond will enter into the Lock-up Agreement, pursuant to which 2,000,000 shares of Lock-up Common Stock held by Black Diamond following the closing of the Business Combination will be restricted from sale or transfer until the first to occur of (1) the gross revenue of TransnetYX for fiscal year 2015 exceeding $60,000,000 or (2) December 31, 2020.

The proposed terms of the Lock-Up Agreement are described in greater detail under the heading “The Business Combination—Related Agreements.”

Are the Offer and the Transaction Merger conditioned on one another?

Yes.  Pursuant to the terms of the Merger Agreement, it is a condition to the consummation of the Transaction Merger that the Offer is conducted in accordance with the terms of the Merger Agreement, and, pursuant to the terms of this Offer to Purchase, the Offer is subject to the condition that the Merger Condition (as described below) is satisfied.  If the Merger Condition is not satisfied by the Expiration Date, we will terminate or extend the Offer.  In the event the Offer is terminated, we will promptly return any Ordinary Shares, at our expense, that were delivered pursuant to the Offer upon the expiration or termination of the Offer and we will not consummate the Transaction Merger.  If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.  See “The Merger Agreement.”

What assumptions have we made when disclosing ownership information?

Unless otherwise expressly stated, this Offer to Purchase assumes that no more than 832,461 Ordinary Shares will be accepted for payment in the Offer, and that BGS Corp. will not elect to exercise its rights pursuant to the 2% Increase to purchase additional shares.

We have made several assumptions with respect to ownership of Common Stock following the consummation of the Business Combination.  These assumptions impact certain calculations of post-transaction ownership and voting rights throughout this Offer to Purchase.  Unless otherwise expressly stated, all such calculations relating to beneficial ownership and voting rights post-Business Combination assume:  (i) that no Ordinary Shares are validly tendered pursuant to the Offer; (ii) the issuance of 1,817,683 shares of Common Stock to BGS Corp. shareholders in connection with the Redomestication; (iii) the issuance of 8,410,052 shares of Common Stock as merger consideration to TransnetYX stockholders in connection with the Transaction Merger; (iv) that no warrants are exercised, (v) that the 1,333,333 Founder Shares will be converted into 666,667 shares of Common Stock, subject to certain vesting hurdles, and (vi) that the Sponsor Warrants will be converted into 163,333 shares of Common Stock, subject to certain vesting hurdles.

What are the most significant conditions to the Offer and the Business Combination?

Our obligation to purchase Ordinary Shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things:

•	the Maximum Tender Condition; and

•
the Transaction Merger, in our reasonable judgment to be determined immediately prior to the Expiration Date, being capable of being consummated contemporaneously with the Offer, but in no event later than three business days after the Expiration Date (the “Merger Condition”).

The consummation of the Redomestication is subject to the satisfaction or waiver of each of the following conditions, among others:

•	BGS Corp. shall have completed the Offer and accepted for payment all Ordinary Shares that have been validly tendered and not properly withdrawn in the Offer;

•	the Merger Condition; and

•
standard transaction closing conditions (e.g., representations and warranties are true and correct, covenants and agreements have been performed, certificates and other instruments have been executed and delivered, antitrust and regulatory approvals have been obtained, no material adverse effect has occurred with respect to BGS Corp., BGS Acquisition or TransnetYX, and no law or order is in effect prohibiting the Redomestication).

The consummation of the Transaction Merger is subject to the satisfaction or waiver of each of the following conditions, among others:

•	BGS Corp. shall have completed the Offer and accepted for payment all Ordinary Shares that have been validly tendered and not properly withdrawn in the Offer;

•	BGS Corp. shall have completed the Redomestication; and

•
standard transaction closing conditions (e.g., representations and warranties are true and correct, covenants and agreements have been performed, certificates and other instruments have been executed and delivered, antitrust and regulatory approvals have been obtained, no material adverse effect has occurred with respect to BGS Corp., BGS Acquisition or TransnetYX, and no law or order is in effect prohibiting the Transaction Merger).

If any of the conditions to the Redomestication or the Transaction Merger are not satisfied, BGS Corp., BGS Acquisition or TransnetYX may choose to exercise any applicable right to terminate the Merger Agreement.  See “Risk Factors — Risks Related to the Transaction” and “The Merger Agreement — Conditions to the Closing of the Transaction.”  We refer to the conditions to the Offer and the Business Combination, as the “offer conditions.”  See “The Merger Agreement — Conditions to the Closing of the Business Combination” and “The Offer — Conditions of the Offer.”

What interests do the directors and executive officers of BGS Corp. have in the Business Combination?

BGS Corp.’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of BGS Corp. shareholders, including:

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If the proposed Business Combination is not completed by the Business Combination Deadline, BGS Corp. will be required to liquidate.  In such event, the 1,333,333 Founder Shares held by BGS Corp.’s Initial Shareholder will expire worthless, as will the 3,266,667 Sponsor Warrants.  Such Founder Shares and Sponsor Warrants had an aggregate market value of approximately $14.2 million based on the closing price of the Ordinary Shares of $10.00 and BGS Corp. Warrants of $0.27, on Nasdaq as of October 17, 2013.

•
Unless BGS Corp. consummates the Business Combination, its officers, directors and its Initial Shareholder will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital.  As of October 17, 2013, BGS Corp.’s officers, directors and Initial Shareholder were entitled to $1,605,571 in reimbursable expenses.  As a result, the financial interest of BGS Corp.’s officers, directors and its Initial Shareholder or their affiliates could influence its officers’ and directors’ motivation in pursuing TransnetYX as a target and therefore there may be a conflict of interest when the directors and officers determine whether the Business Combination is in the BGS Corp. shareholders’ best interests.

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BGS Corp.’s Initial Shareholder has contractually agreed that, if BGS Corp. liquidates prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds in the Trust Account are not reduced below $10.15 per share by the claims of target businesses or claims of vendors or other entities that are owed money by BGS Corp. for services rendered or contracted for or products sold to it.  Therefore, BGS Corp.’s Initial Shareholder has a financial interest in consummating any business combination, thereby resulting in a conflict of interest.  BGS Corp.’s Initial Shareholder or his affiliates could influence BGS Corp.’s officers’ and directors’ motivation in pursuing TransnetYX as a target and therefore there may be a conflict of interest when the directors and officers determine whether the Business Combination is in the BGS Corp. shareholders’ best interests.

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If the Business Combination with TransnetYX is completed, Patrick Imeson and Robert Bean of TransnetYX and Cesar Baez of BGS Corp. will serve as directors of BGS Acquisition.  Additionally, TransnetYX and BGS Corp. will collectively designate four independent members to the board of directors of BGS Acquisition.

•
The exercise of BGS Corp.’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of BGS Corp.’s shareholders.

The Offer

Why are we making the Offer?

We are making the Offer in connection with the Business Combination because the provisions of our memorandum and articles of association, as disclosed in the prospectus related to our initial public offering, and the Merger Agreement require us to conduct the Offer to provide our public shareholders an opportunity to redeem their Ordinary Shares for a pro-rata portion of our Trust Account upon our consummation of the Business Combination.  We also represented that in connection with this redemption opportunity, we would provide our shareholders with offering documents that contained substantially the same financial and other information about our proposed Business Combination and redemption rights that would otherwise be required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.  Accordingly, we are making the Offer so that we may provide our shareholders with appropriate disclosure regarding the business and finances of BGS Corp., BGS Acquisition, TransnetYX and the post-Business Combination company so that our shareholders can decide whether to hold their Ordinary Shares or ask that they be redeemed by us pursuant to this Offer if the offer conditions are satisfied.  See “The Offer —Purpose of the Offer; Certain Effects of the Offer.”

Promptly following the scheduled Expiration Date, we will publicly announce whether the Maximum Tender Condition and the other conditions to this Offer have been satisfied or waived (as applicable) and whether the Offer has been completed, extended or terminated.  If such conditions are satisfied or waived, promptly after the Expiration Date BGS Corp. shall purchase and pay the Purchase Price for each Ordinary Share validly tendered and not properly withdrawn.  Upon consummation of the Redomestication, which shall occur no later than three business days following the Expiration Date and prior to the Transaction Merger, BGS Corp. will merge with and into BGS Acquisition.  The Redomestication will be completed without a meeting of BGS Corp.’s shareholders pursuant to our memorandum and articles of association and the laws of the British Virgin Islands.  Upon consummation of the Transaction Merger, which shall occur immediately after the Redomestication and no later than three business days following the Expiration Date, TransnetYX will merge with and into Merger Sub, a wholly owned subsidiary of BGS Acquisition.  The Transaction Merger will be completed without a meeting of BGS Acquisition’s shareholders pursuant to BGS Acquisition’s Certificate of Incorporation and Bylaws and the DGCL.  See “The Redomestication” and “The Transaction.”

How will BGS Corp. fund the payment for the Ordinary Shares?

BGS Corp. will use a portion of the approximately $18.4 million which is currently held in the Trust Account and will become available to us upon consummation of the Business Combination to purchase the Ordinary Shares tendered in the Offer.  See “The Offer — Source and Amount of Funds” and “The Merger Agreement.”

How does BGS Corp. intend to allocate the approximate $18.4 million in the Trust Account?

Of the approximate $18.4 million in the Trust Account, BGS Corp. intends to retain an amount of cash no less than $10.0 million in order to satisfy the Merger Condition.  Approximately $8.4 million will be required to purchase the Ordinary Shares in the Offer at the Purchase Price of $10.15 per share if the Offer is fully subscribed.  In addition, we estimate approximately $2.5 million will be required to pay fees and expenses specifically related to the Offer and Business Combination, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of the Offer materials and other services related to the Offer.  In addition, pursuant to an underwriting agreement dated March 20, 2012 between BGS Corp. and C&Co/PrinceRidge LLC (“PrinceRidge”), our underwriter for BGS Corp.’s initial public offering, we will be required to pay $800,000 (2.0% of the gross proceeds from the initial public offering) to PrinceRidge as a deferred corporate finance fee upon consummation of the Business Combination.  Pursuant to an engagement and fee letter dated August 16, 2012 between BGS Corp. and PrinceRidge, we will also be required to pay a success fee equal to $1.5 million to PrinceRidge upon the consummation of the Business Combination.  Depending upon the level of shareholder participation in the Offer, the $800,000 in deferred corporate finance fees and the $1.5 million success fee may be paid in cash or Ordinary Shares.  See “The Offer — Source and Amount of Funds.”

How long do I have to tender my Ordinary Shares?

You may tender your Ordinary Shares pursuant to the Offer until the Offer expires on the Expiration Date.  Consistent with the terms of the Offer, BGS Corp. may need to extend the Offer depending on the timing and process of the SEC’s staff review of this Offer to Purchase and related materials.  The Offer will expire on November 19, 2013, at 11:59 p.m., New York City time, unless we terminate or extend the Offer.  We may extend the Offer for various reasons, including to provide sufficient time to enable BGS Acquisition’s Registration Statement on Form S-4 to be declared effective.  See “The Offer — Number of Ordinary Shares; Purchase Price; No Proration” and “— Extension of the Offer; Termination; Amendment.”  If a broker, dealer, commercial bank, trust company or other nominee holds your Ordinary Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf.  We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.  See “The Offer — Procedures for Tendering Shares.”

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

We may extend or amend the Offer to the extent we determine such extension or amendment is necessary or is required by applicable law or regulation, subject to certain restrictions in our memorandum and articles of association and in the Merger Agreement.  We may extend the Offer for various reasons, including to provide sufficient time to enable BGS Acquisition’s Registration Statement on Form S-4 to be declared effective.  If we extend the Offer, we will delay the acceptance of any Ordinary Shares that have been validly tendered and not properly withdrawn pursuant to the Offer.  We can also terminate the Offer if any of the offer conditions listed in “The Offer — Conditions of the Offer” are not satisfied, or the satisfaction thereof has not been waived.  See “The Offer — Extension of the Offer; Termination; Amendment.”

How will I be notified if the Offer is extended, amended or terminated?

If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.  We will announce any amendment to or termination of the Offer by making a public announcement of the amendment or termination.  See “The Offer — Extension of the Offer; Termination; Amendment.”

How do I tender my Ordinary Shares?

If you hold your Ordinary Shares in your own name as a holder of record and decide to tender your Ordinary Shares, you must deliver your Ordinary Shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message (as defined in “The Offer — Procedures for Tendering Shares”) to Continental Stock Transfer & Trust Company (the “Depositary”) before 11:59 p.m., New York City time, on November 19, 2013, or such later time and date to which we may extend the Offer.

If you hold your Ordinary Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your Shares.  See “The Offer — Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

If you are an institution participating in The Depository Trust Company, you must tender your Ordinary Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Shares.”

You may contact Morrow & Co., LLC or your broker for assistance.  The telephone numbers for the Information Agent are set forth on the back cover of this Offer to Purchase.  See “The Offer —Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

Can I tender my Units or BGS Corp. Warrants?

No.  If you hold Units, comprised of one Ordinary Share and on BGS Corp. Warrant, and desire to tender the Ordinary Shares included in such Units, you must separate the Ordinary Shares from the BGS Corp. Warrants that comprise the Units prior to tendering your Ordinary Shares pursuant to the Offer.  You may instruct your broker to do so, or if you hold Units registered in your own name, you must contact the Depositary directly and instruct them to do so.  While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation.  If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires you will likely not be able to validly tender those Ordinary Shares prior to the expiration of the Offer.  See “The Offer — Procedures for Tendering Shares.

Until what time can I withdraw previously tendered Ordinary Shares?

You may withdraw Ordinary Shares that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely 11:59 p.m., New York City time, on November 19, 2013, or such later time and date to which we may extend the Offer. Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on November 19, 2013 if not accepted prior to such time. We will cease operations, distribute the proceeds held in our Trust Account to the holders of our Public Shares and begin to liquidate BGS Corp. if we do not consummate the Business Combination by November 26, 2013.  Except as otherwise provided in “The Offer — Withdrawal Rights,” tenders of Ordinary Shares are irrevocable.

How do I properly withdraw Ordinary Shares previously tendered?

You must deliver, on a timely basis, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase.  Your notice of withdrawal must specify your name, the number of Ordinary Shares to be withdrawn and the name of the registered holder of such Ordinary Shares.  Certain additional requirements apply if the certificates for Ordinary Shares to be withdrawn have been delivered to the Depositary or if your Ordinary Shares have been tendered under the procedure for book-entry transfer set forth in “The Offer — Procedures for Tendering Shares.”  See “The Offer — Withdrawal Rights.”

When and how will BGS Corp. pay for the Ordinary Shares I tender that are accepted for payment?

We will pay the Purchase Price in cash, without interest, for the Ordinary Shares we purchase promptly after (i) the expiration of the Offer if the offer conditions are satisfied, and (ii) our acceptance of the Ordinary Shares for payment.  We will pay for the Ordinary Shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the expiration of the Offer provided that the offer conditions are met.  The Depositary will act as your agent and will transmit to you the payment for all of your Ordinary Shares accepted for payment.  See “The Offer — Purchase of Shares and Payment of Purchase Price.”

Will I have to pay brokerage fees and commissions if I tender my Ordinary Shares?

If you are a holder of record of your Ordinary Shares and you tender your Ordinary Shares directly to the Depositary, you will not incur any brokerage fees or commissions.  If you hold your Ordinary Shares in street name through a broker, bank or other nominee and your broker tenders Ordinary Shares on your behalf, your broker may charge you a fee for doing so.  We urge you to consult your broker or nominee to determine whether any charges will apply.  See “The Offer — Procedures for Tendering Shares.”

What are the U.S. federal income tax consequences if I tender my Ordinary Shares?

If you are a U.S. person, the receipt of cash for your tendered Ordinary Shares will generally be treated for U.S. federal income tax purposes either as a sale or exchange transaction or distribution.  See “The Offer — Material U.S. Federal Income Tax Considerations.”

Will I have to pay stock transfer tax if I tender my Ordinary Shares?

We will not pay any stock transfer taxes in connection with this Offer.  If you instruct the Depositary in the Letter of Transmittal to make the payment for the Ordinary Shares to anyone other than the registered holder, you may incur domestic stock transfer tax.  See “The Offer —Purchase of Shares and Payment of Purchase Price.”

What are the U.S. federal income tax consequences if I do not tender my Ordinary Shares?

If you do not tender your Ordinary Shares, the U.S. federal income tax consequences of owning your Ordinary Shares will not change solely as a result of the Offer.  See “The Offer — Material U.S. Federal Income Tax Considerations.”

If I object to the Redomestication, will I have repurchase rights?

Yes.  Upon consummation of the Redomestication, each Ordinary Share shall thereafter represent only the right to receive the same number of shares of Common Stock.  Each certificate formerly representing Ordinary Shares owned by former BGS Corp. shareholders who have validly elected to dissent (“Dissenting Shareholders”) from the Redomestication pursuant to Section 179(5) of the BVI Business Companies Act of 2004 (“Companies Act”) shall represent only the right to receive fair value for their Ordinary Shares.  The notice required by the Companies Act is included in this Offer to Purchase.  See “Appraisal Rights —Outline of Plan of Merger.”  Dissenting Shareholders can exercise their repurchase rights by tendering all, but less than all, of their Ordinary Shares in this Offer.  TransnetYX’s shareholders will have appraisal rights in connection with the Transaction Merger in accordance with the provisions of Delaware law.

What will happen if I do not tender my Ordinary Shares?

Shareholders who choose not to tender their Ordinary Shares will retain their Ordinary Shares and participate in the Business Combination.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Beneficial Ownership of Securities.”

What is the recent market price for the Ordinary Shares?

As of October 17, 2013, closing price on Nasdaq of BGS Corp.’s Ordinary Shares was $10.00.  You are urged to obtain current market quotations for the Ordinary Shares before deciding whether to tender your Ordinary Shares.  See “Price Range of Securities and Dividends.”

Will the Common Stock be listed on a stock exchange following the Business Combination?

BGS Corp.’s Ordinary Shares are currently listed on Nasdaq.  In connection with the Redomestication, you will exchange your Ordinary Shares for shares of Common Stock.  BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of the securities issuable by BGS Acquisition to BGS Corp. shareholders and TransnetYX shareholders in connection with the Business Combination.  It is intended that the Common Stock will be listed on Nasdaq; however, there can be no assurance concerning BGS Acquisition’s ability to meet Nasdaq’s qualification standards.  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to BGS Acquisition”

Who do I contact if I have questions about the Offer?

For additional information or assistance, you may contact the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.  You may request additional copies of this Offer to Purchase, the Letter of Transmittal and the other Offer documents from the Information Agent at the telephone numbers and address on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events.  Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts.  Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.  Examples of forward-looking statements in this Offer to Purchase include, but are not limited to, statements regarding our disclosure concerning BGS Acquisition’s operations, cash flows, financial position and dividend policy following the Consummation of the Business Combination.

Forward-looking statements appear in a number of places in this Offer to Purchase including, without limitation, in the sections entitled “Dividend Policy,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of BGS Corp.,” “BGS Corp. Business,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of TransnetYX” and “TransnetYX Business.”  The risks and uncertainties include, but are not limited to:

•
the risk that more than 832,461 Ordinary Shares will be validly tendered and not properly withdrawn prior to the Expiration Date which would then cause us to (i) be unable to satisfy the Maximum Tender Condition and the Merger Condition, (ii) be unable to consummate the Business Combination and (iii) withdraw the Offer;

•	the risk that BGS Acquisition’s Registration Statement on Form 4-4 is not declared effective prior to November 26, 2013;

•
the risk that governmental and regulatory review of the tender offer documents may delay the Business Combination or result in the inability of the Business combination to be consummated by November 26, 2013;

•	the risk that a condition to consummation of the Business Combination may not be satisfied or waived;

•	the risk that the anticipated benefits of the Business Combination may not be fully realized or may take longer to realize than expected;

•	the risk that any projections, including earnings, revenues, expenses or any other financial items are not realized;

•	changing legislation and regulatory environments;

•
the ability to list and comply with Nasdaq’s listing standards, including having the requisite number of round lot holders or stockholders and meeting the independent director requirements for the board of directors and its committees;

•	the growth of the Harmonyx business never materializes; and

•	other factors discussed in “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this Offer to Purchase.  Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Offer to Purchase.  We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.  You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission after the date of this Offer to Purchase.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in this Offer to Purchase.

Risk Factors Relating to TransnetYX

TransnetYX has $17.6 million in net losses since it was formed in 2002, and may be unable to achieve or sustain profitability.

TransnetYX has $17.6 million in net losses since its formation in 2002, including a net loss of $393,448 in 2012 and $286,255 in 2011, and a net loss of $52,410 in the six months ended June 30, 2013. TransnetYX cannot predict if it will achieve sustained profitability in the near future or at all. TransnetYX expects to make significant future expenditures to develop and expand its business. In addition, following the Transaction Merger, TransnetYX will be a subsidiary of BGS Acquisition, a public company.  BGS Acquisition will be a holding company for TransnetYX and TransnetYX’s subsidiaries will be the only operating companies in the overall enterprise.  As a result, TransnetYX will incur significant legal, accounting and other expenses that it did not incur as a private company. These increased expenditures will make it harder for TransnetYX to achieve and maintain future profitability. TransnetYX may incur significant losses in the future for a number of reasons, including the other risks described in this Offer to Purchase, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown events.  Accordingly, TransnetYX may not be able to achieve or maintain profitability and it may incur significant losses for the foreseeable future.

A reduction or delay in government funding of research and development institutions may adversely affect TransnetYX’s business.

A majority of TransnetYX’s sales is derived from clients at academic institutions and research laboratories whose funding is partially dependent on both the level and timing of funding from government sources, such as the U.S. National Institutes of Health, or NIH, and similar domestic and international agencies, which can be affected if TransnetYX’s clients delay or discontinue research as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Budgetary pressures may result in reduced allocations to government agencies that fund research and development activities. Although the stimulus packages implemented by the U.S. government in 2009 and 2010 included increases in NIH funding, NIH funding had otherwise remained fairly flat in recent years.  Additionally, as a result of the sequestration required by the Budget Control Act of 2011, the NIH is required to cut 5 percent, or $1.55 billion, from its budget (including into 2013).  A further reduction in government funding for the NIH or other government research agencies could adversely affect TransnetYX’s business and its financial results. Also, there is no guarantee that NIH funding will be directed towards projects and studies that require use of TransnetYX’s products and services.

In 2012 and 2011, approximately 27% and 31%, respectively, of TransnetYX’s sales in the past twelve months were made to one large customer and the loss of that customer would likely have a material adverse effect on the operating results of TransnetYX’s business.

During 2012 and 2011, TransnetYX derived approximately 27% and 31%, respectively, of its testing revenue from Taconic Farms, Inc., or Taconic, its single largest customer.  There can be no assurance that TransnetYX will be able to maintain this customer relationship or that this customer will continue to purchase testing services in similar quantities in the future. TransnetYX is currently in the process of negotiating a new, long-term contract for testing services with Taconic, and there can be no assurance that TransnetYX and Taconic will come to terms on an agreement.  If TransnetYX were to lose its largest customer, or if this customer were to change its demands, delays in replacing this customer, or a failure to meet this customer’s new demands, could have a material adverse effect on its operating results.

PGx molecular diagnostic tests may never achieve significant commercial market acceptance.

Pharmacogenomics, or PGx, is the analysis of a patient’s specific genetic expression in order to optimize their drug therapy to ensure maximum efficacy with minimal adverse effects. TransnetYX may not succeed in achieving significant commercial market acceptance of its PGx testing and service offerings that it has launched in recent years or that it is currently developing. TransnetYX’s ability to successfully develop and commercialize its PGx molecular diagnostic tests, as well as any future molecular diagnostic tests that it may develop, will depend on several factors, including:

•	TransnetYX’s ability to convince the medical community of the clinical utility of TransnetYX’s tests and their potential advantages over existing tests;

•
the agreement by third party payers to reimburse for TransnetYX’s tests, the scope and extent of which will affect patients’ willingness or ability to pay for its tests and will likely heavily influence physicians’ decisions to recommend its tests; and

•	the willingness of physicians to utilize its tests.

These factors present obstacles to commercial acceptance of TransnetYX’s tests, which TransnetYX will have to spend substantial time and money to overcome, if it can do so at all. TransnetYX’s inability to successfully do so will harm future business and results of operation.

Failure to provide a higher quality of service than that of physician affiliated hospital laboratories and other laboratories could have a material adverse effect on TransnetYX’s net revenues and profitability.

TransnetYX primarily competes with numerous laboratory providers, including researchers’ in-house laboratories, centralized testing laboratories at research institutions, physician affiliated hospital laboratories, other independent clinical laboratories and physician-office laboratories. Most researchers have the knowledge and ability to perform the genetic test manually within their laboratory. In addition, several research institutions have created centralized testing facilities for their researchers to utilize. Hospitals generally maintain an on-site laboratory to perform testing on their patients. In addition, many hospitals compete with independent clinical laboratories for outreach (non-hospital patients) testing. Most physicians have admitting privileges or other relationships with hospitals as part of their medical practice and many hospitals leverage their relationships with community physicians and encourage the physicians to send their outreach testing to the hospital’s laboratory. In addition, hospitals that own physician practices generally require the physicians to refer tests to the hospital’s laboratory. As a result of this affiliation between hospitals and community physicians, TransnetYX competes against these affiliated laboratories based on accuracy, speed, customer experience and price. TransnetYX’s failure to provide service superior to affiliated laboratories and other laboratories could have a material adverse effect on its net revenues and profitability.

The development of new, more cost-effective tests that can be performed by researchers in their laboratories or physicians in their offices or by patients could negatively impact TransnetYX’s testing volume and net revenues.

The diagnostics testing industry is faced with changing technology and new product introductions. Advances in technology may lead to the development of more cost-effective tests that can be performed outside of an independent clinical laboratory such as point-of-care tests that can be performed by researchers in the laboratories or physicians in their offices, esoteric tests that can be performed by hospitals in their own laboratories or home testing that can be performed by patients in their homes, by physicians in their offices or technicians in laboratories. Development of such technology and its use by TransnetYX’s customers would reduce the demand for TransnetYX’s laboratory-based testing services and negatively impact its net revenues.

Failure in TransnetYX’s information technology systems, including failures resulting from its systems conversions, could significantly increase turnaround time, otherwise disrupt its operations, or lead to increased competition by other providers of laboratory services, all of which could reduce its customer base and result in lost net revenues.

Information systems are used extensively in virtually all aspects of TransnetYX’s business, including laboratory testing, billing, customer service, logistics and management of medical data. TransnetYX’s success depends, in part, on the continued and uninterrupted performance of its information technology, or IT, systems. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of TransnetYX’s servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures TransnetYX has taken to prevent unanticipated problems that could affect its IT systems, sustained or repeated system failures that interrupt its ability to process test orders, deliver test results or perform tests in a timely manner could adversely affect its reputation and result in a loss of customers and net revenues.

Failure to timely or accurately bill for TransnetYX’s services could have a material adverse effect on its net revenues and bad debt expense.

Billing for laboratory services is complicated. TransnetYX provides testing services to a range of research institutions and healthcare providers. TransnetYX considers a “payer” to be the party that pays for the test and a “customer” to be the party who refers the test to it. Depending on the billing arrangement and applicable law, TransnetYX must bill various payers, such as research laboratories, universities, corporations, patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures add further complexity to the billing process. Among many other factors complicating billing are:

•	pricing differences between TransnetYX’s fee schedules and the reimbursement rates of the payers;

•	disputes with payers as to which party is responsible for payment; and

•	disparity in coverage and information requirements among various carriers.

TransnetYX incurs significant additional costs as a result of its participation in Medicare and Medicaid programs, as billing and reimbursement for clinical laboratory testing is subject to considerable and complex federal and state regulations. These additional costs include those related to: (1) complexity added to TransnetYX’s billing processes; (2) training and education of its employees and customers; (3) compliance and legal costs; and (4) costs related to, among other factors, medical necessity denials and advanced beneficiary notices. Compliance with applicable laws and regulations, as well as internal compliance policies and procedures, adds further complexity and costs to the billing process. Changes in laws and regulations could negatively impact TransnetYX’s ability to bill its clients.

If TransnetYX fails to comply with extensive laws and regulations, it could suffer fines and penalties or be required to make significant changes to its operations.

TransnetYX is subject to extensive and frequently changing federal, state and local laws and regulations. In addition, legislative provisions relating to healthcare fraud and abuse give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. While TransnetYX believes that it is in compliance with all applicable laws, many of the regulations applicable to it, including those relating to billing and reimbursement of tests and those relating to relationships with physicians and hospitals, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require it to make changes in its operations, including its pricing and/or billing practices. If TransnetYX fails to comply with applicable laws and regulations, it could suffer civil and criminal damages, fines and penalties, including the loss of licenses or its ability to participate in Medicare, Medicaid and other federal and state healthcare programs and additional liabilities from third party claims.

CLIA regulates virtually all clinical laboratories by requiring that they be certified by the federal government and comply with various operational, personnel and quality requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Furthermore, CLIA does not preempt state laws that are more stringent than federal law. Some state laws may require additional personnel qualifications, quality control, record maintenance and/or proficiency testing. Intentional and serious failures to comply with these requirements can lead to loss of licenses, exclusion from the Medicare and Medicaid programs, fines, and other penalties.

Billing and reimbursement for clinical laboratory testing is subject to significant and complex federal and state regulation. Penalties for violations of laws relating to billing federal healthcare programs and for violations of federal fraud and abuse laws include: (1) exclusion from participation in the Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certificates and authorizations necessary to operate some or all of a clinical laboratory’s business. Civil monetary penalties for a wide range of violations are not more than $10,000 per violation plus three times the amount claimed and, in the case of kickback violations, not more than $50,000 per violation plus up to three times the amount of remuneration involved. A parallel civil remedy under the federal False Claims Act provides for damages not more than $11,000 per violation plus up to three times the amount claimed.

Medicare and/or private insurance plans may change reimbursement rates or discontinue the reimbursement for TransnetYX’s products and services.

Revenue from TransnetYX’s pharmacogenomics testing services provided through its subsidiary, Harmonyx, is dependent on the availability and extent of coverage and reimbursement from third party payers, including government healthcare programs and private insurance plans. Governments and private payers may regulate prices, reimbursement levels and/or access to these services and products, or discontinue reimbursement altogether for these products and services, to control costs or to affect levels of use. A reduction in the coverage and/or reimbursement for TransnetYX’s services and products could have a material adverse effect on its revenues, business and results of operations.

FDA regulation of laboratory-developed tests or genetic testing could lead to increased costs and delay in introducing new genetic tests.

The FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA has claimed regulatory authority over laboratory-developed tests, but has exercised enforcement discretion in not regulating tests performed by high complexity CLIA-certified laboratories. In December 2000, the Health and Human Services Secretary’s Advisory Committee on Genetic Testing recommended that the FDA be the lead federal agency to regulate genetic testing. In late 2002, a new Health and Human Services Secretary’s Advisory Committee on Genetics, Health and Society, or SACGHS, was appointed to replace the prior Advisory Committee. Ultimately, SACGHS decided that it would continue to monitor the progress of the federal agencies in the oversight of genetic technologies, but it did not believe that further action was warranted. FDA interest in, or actual regulation of, laboratory-developed tests or increased regulation of the various medical devices used in laboratory-developed testing could lead to periodic inquiry letters from the FDA and increased costs and delays in introducing new tests, including genetic tests.

TransnetYX may become subject to litigation, which could materially and adversely affect the surviving entity following the Business Combination.

TransnetYX, prior to the consummation of the Business Combination, or BGS Acquisition, following the Business Combination, may become subject to litigation, including claims relating to its proceeds from the Business Combination, its operations and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

TransnetYX’s tests and business processes may infringe on the intellectual property rights of others, which could cause it to engage in costly litigation, pay substantial damages or prohibit it from selling certain of its tests.

Other companies or individuals, including TransnetYX’s competitors, may obtain patents or other property rights that would prevent, limit or interfere with its ability to develop, perform or sell its tests or operate its business. As a result, TransnetYX may be involved in intellectual property litigation and it may be found to infringe on the proprietary rights of others, which could force it to do one or more of the following:

•	cease developing, performing or selling products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right;

•	redesign or reengineer its tests;

•	change its business processes; or

•	pay substantial damages, court costs and attorneys’ fees, including potentially increased damages for any infringement held to be willful.

Patents generally are not issued until several years after an application is filed. The possibility that, before a patent is issued to a third party, TransnetYX may be performing a test or other activity covered by the patent is not a defense to an infringement claim. Thus, even tests that it develops could become the subject of infringement claims if a third party obtains a patent covering those tests.

Infringement and other intellectual property claims, regardless of their merit, can be expensive and time-consuming to litigate. In addition, any requirement to reengineer its tests or change its business processes could substantially increase its costs, force it to interrupt product sales or delay new test releases. TransnetYX has never been the subject of an infringement claim; however, such claims could arise in the future as patents could be issued on tests or processes that it may be performing.

Professional liability litigation could have an adverse financial impact on TransnetYX’s client base and reputation.

As a general matter, providers of clinical laboratory testing services may be subject to lawsuits alleging negligence or other similar legal claims. Some of these suits involve claims for substantial damages. Any professional liability litigation could have an adverse impact on TransnetYX’s client base and reputation. TransnetYX maintains various liability insurance programs for claims that could result from providing or failing to provide clinical laboratory testing services, including inaccurate testing results and other exposures. TransnetYX’s insurance coverage limits its maximum exposure on individual claims; however, it is essentially self-insured for a significant portion of these claims. TransnetYX’s management believes that present insurance coverage and reserves are sufficient to cover currently estimated exposures. Although TransnetYX has never had a liability claim filed against it, it is possible that such a claim might be made in the future and, as a result, could have an adverse financial impact on TransnetYX and could harm TransnetYX’s reputation.

TransnetYX is dependent upon one source to supply it with the reagents and probes required to conduct its testing services.

TransnetYX purchases substantially all of its reagents and probes from Life Technologies Corporation. A probe is a small vial filled with a specific reagent and these probes enable TransnetYX to conduct testing services for its customers.   Currently, TransnetYX does not have a supply contract with Life Technologies Corporation and Life Technologies Corporation could terminate its relationship with TransnetYX at any time with little notice.  While there are several companies that make reagents and probes similar to what TransnetYX currently uses, TransnetYX and Life Technologies Corporation are highly integrated and integrating a new supplier into TransnetYX’s automated ordering system and processing duplicate testing to validate results with the new reagents and probes would be expensive and time-consuming.

Negative attention from special interest groups may impair the business of TransnetYX.

Certain special interest groups categorically object to the use of animals for valid research purposes. Research activities with animals have been the subject of adverse attention in recent years. Any negative attention, threats or acts of vandalism directed against animal research activities in the future could impair the ability of TransnetYX’s customers to send their samples for testing.

Much of TransnetYX’s future growth will be based off of the Harmonyx business, which has yet to prove its commercial viability.  If TransnetYX unable to execute its marketing strategy for the Harmonyx business and is unable to gain acceptance in the market, or a significant market for Harmonyx never develops, TransnetY’s prospects for growth may be materially impaired

Harmonyx is an early-stage business and Transnetyx has engaged in only limited sales and marketing activities for Harmonyx. To date, we have received very limited revenue from the Harmonyx business. Although we believe that Transnetyx’s genotyping tests represent promising commercial opportunities, its tests may never gain significant acceptance in the marketplace and therefore may never generate substantial revenue or profits for TransnetYX. Failure to achieve market acceptance of the Harmonyx business would materially harm TransnetYX’s prospects for growth, its financial condition and results of operations.

Risk Factors Relating to the Consummation of the Business Combination

Shareholders of BGS Corp. will not be afforded an opportunity to vote on the Business Combination, which means BGS Corp. may consummate the Business Combination even though a majority of its public shareholders do not support such a combination.

BGS Corp. will not hold a shareholder vote to approve the Business Combination before it consummates the Business Combination. As an FPI, BGS Corp. will not be required to seek shareholder approval to the extent the laws of the British Virgin Islands do not require such a vote. Accordingly, BGS Corp. may consummate the Business Combination even if holders of a majority of its Public Shares do not approve of the Business Combination.

BGS Corp. is not required to meet Nasdaq standards related to shareholder voting.

The Nasdaq rules generally require a company to obtain shareholder approval in the following circumstances: (a) in connection with an acquisition, if a company issues shares equal to 20% or more of its pre-transaction outstanding shares, or 5% or more of its pre-transaction outstanding shares when a related party has a 5% or greater interest in the target; (b) in connection with a stock issuance that results in a change of control (whereby, as a result of an issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding shares of common stock or voting power and such ownership or voting power would be the largest ownership position in the company); (c) in connection with an equity compensation plan (whereby a company establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants); or (d) in connection with a private placement where the issuance (together with sales by officers, directors, or substantial shareholders, if any) equals 20% or more of the pre-transaction outstanding shares of the company at a price less than the greater of book or market value.

Although many blank check companies listed on Nasdaq would be required to seek shareholder approval in connection with their initial business combination (for example, if the consideration paid in connection with the transaction includes the issuance of 20% or more of such company’s then issued and outstanding shares), because BGS Corp. is an FPI, BGS Corp. is not required to seek shareholder approval under the Nasdaq rules to the extent the laws of the British Virgin Islands do not require such a vote. The laws of the British Virgin Islands provide BGS Corp. with a variety of methods to consummate the Business Combination without a shareholder vote to approve the Business Combination, including the manner in which the Merger Transaction is structured.

The only opportunities shareholders of BGS Corp. have to make the investment decision regarding the Business Combination will be to either exercise their right to redeem BGS Corp. Ordinary Shares for cash or to dissent from the Redomestication.

Because BGS Corp. intends to consummate the Business Combination without seeking shareholder approval, shareholders will not have the right or opportunity to vote on the Business Combination. Accordingly, the only opportunities afforded to the shareholders of BGS Corp. to make an investment decision regarding the Business Combination are to either exercise their redemption rights within the period of time (which will be at least 20 business days) as set forth in the tender offer documents mailed to BGS Corp. public shareholders in which the Business Combination is described or to dissent from the Redomestication by providing written notice of the decision to dissent within 20 days of the dissenting shareholder’s receipt of the outline of the plan of merger provided in accordance with the Companies Act, which is being provided to shareholders of BGS Corp. in the section entitled “Appraisal Rights – Outline of Plan of Merger.”

If BGS Corp.’s due diligence investigation of TransnetYX was inadequate, then stockholders of BGS Acquisition following the Business Combination could lose some or all of their investment.

Even though BGS Corp. conducted a due diligence investigation of TransnetYX, it cannot be sure that this diligence uncovered all material issues that may be present in TransnetYX or its business, or that it would be possible to uncover all material issues through a more protracted amount of due diligence, or that factors outside of TransnetYX and its business and outside of its control will not later arise.  The requirement that BGS Corp. must complete the Business Combination by the Business Combination Deadline, and BGS Corp.’s lack of experience investing in or managing companies in the genetic testing industry may have limited its ability to perform, and the available time to conduct, due diligence, and the Business Combination may be consummated pursuant to terms that BGS Corp. would have rejected upon a more comprehensive investigation.

BGS Acquisition will issue Common Stock as merger consideration in the Business Combination, which will dilute the interest of stockholders of BGS Corp. following the Business Combination and likely present other risks.

BGS Acquisition’s certificate of incorporation authorizes the issuance of 95,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. BGS Acquisition will issue a substantial number of shares of Common Stock in order to complete the Business Combination. The issuance of additional Common Stock:

•	will significantly dilute the equity interest of existing BGS Corp. shareholders; and

•	may adversely affect prevailing market prices for Common Stock and BGS Acquisition Warrants.

If the Offer is completed, additional sources of financing may not be available and BGS Corp.’s redemption of shares in the Offer will cause its public float to be reduced.  As a result, its shareholders may be disadvantaged by reduced liquidity in its securities.

Although the board of directors of BGS Corp. has determined that the Business Combination is in the best interests of its shareholders, the Offer exposes BGS Corp. to a number of risks including:

•
use of funds to redeem Ordinary Shares in the Offer and to pay expenses of the Offer will reduce the funds available as working capital for the continuation of TransnetYX’s business following the Business Combination;

•	BGS Acquisition may not be able to replenish cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all; and

•
the “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, following the Offer and prior to the Business Combination, will be reduced, which may reduce the volume of trading in Ordinary Shares and may result in lower stock prices and reduced liquidity in the trading of Ordinary Shares prior to the completion of the Business Combination.

BGS Corp. is not required to obtain an opinion from an independent investment banking firm, and consequently, an independent source will not confirm that the price BGS Corp. is paying for the business is fair to its shareholders from a financial point of view.

BGS Corp. is not required to obtain an opinion from an independent investment banking firm that the price it is paying is fair to its shareholders from a financial point of view. As no opinion will be obtained, shareholders of BGS Corp. will be relying on the judgment of BGS Corp.’s board of directors, who will determine fair market value and/or total enterprise value according to reasonably accepted valuation standards and methodologies.

Since BGS Corp.’s Initial Shareholder will lose his entire investment if the Business Combination is not consummated, a conflict of interest may exist in determining whether the Business Combination is appropriate for BGS Corp.’s initial business combination.

On October 5, 2011, BGS Corp.’s Initial Shareholder purchased 1,725,000 Founder Shares for a purchase price of $25,000, or approximately $0.014 per share. On March 14, 2012, BGS Corp.’s directors approved a 1.125-for-1 reverse split of its outstanding Ordinary Shares, reducing the number of outstanding Ordinary Shares from 1,725,000 to 1,533,333. When BGS Corp.’s underwriters elected not to exercise their over-allotment option in connection with BGS Corp’s initial public offering, the Initial Shareholder forfeited 200,000 Founder Shares, pursuant to the terms of the private placement of the Founder Shares, and now owns 1,333,333 Founder Shares.  The Founder Shares will be worthless if BGS Corp. does not consummate an initial business combination. In addition, BGS Corp.’s initial investors and underwriters own an aggregate of 3,266,667 Sponsor Warrants, each exercisable for one ordinary share at $10.00 per share, for a purchase price of $2,450,000, or $0.75 per warrant, that will also be worthless if BGS Corp. does not consummate an initial business combination. Since certain of BGS Corp.’s officers and directors are affiliated with BGS Corp.’s Initial Shareholder, the personal and financial interests of BGS Corp.’s officers and directors may influence their motivation in completing the Business Combination and influence the operation of the business following the Business Combination.

Following the consummation of the Business Combination, BGS Acquisition will be a holding company and rely on distributions, loans and other payments, advances and transfers of funds from TransnetYX to pay dividends and pay expenses and meet our other obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of TransnetYX as part of the Business Combination. We will depend on TransnetYX for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to the Common Stock. Legal and contractual restrictions in agreements governing future indebtedness of TransnetYX, as well as the financial condition and operating requirements of TransnetYX, may limit our ability to obtain cash from TransnetYX. The earnings from, or other available assets of, TransnetYX may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Common Stock or satisfy our other financial obligations.

BGS Acquisition may redeem the BGS Acquisition Warrants at a time that is not beneficial to BGS Acquisition Warrant holders.

BGS Acquisition may call the BGS Acquisition Warrants for redemption at any time after the redemption criteria described elsewhere in this Offer to Purchase have been satisfied.  If BGS Acquisition calls the BGS Acquisition Warrants for redemption, BGS Acquisition Warrant holders may be forced to accept a nominal redemption price or sell or exercise the BGS Acquisition Warrants when they may not wish to do so.

BGS Corp. may waive one or more of the conditions to the Business Combination.

BGS Corp. may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws.  For example, it is a condition to BGS Corp.’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting TransnetYX’s conduct of its business; however, if the board of directors of BGS Corp. determines that any such order or injunction is not material to the business of TransnetYX, then the board may elect to waive that condition and close the Business Combination.

There is no guarantee, even if we consummate the Business Combination, that the Public Warrants will ever be in the money and they may expire worthless.

The exercise price of the Public Warrants is higher than is typical in many similar blank check companies. The exercise price for our Public Warrants is $10.00 per share. There is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the Public Warrants may expire worthless.

BGS Corp.’s Initial Shareholder and BGS Corp. Warrant holders have registration rights, the future exercise of which may adversely affect the market price of the Common Stock.

Pursuant to an agreement entered into concurrently with BGS Corp.’s initial public offering, following the Business Combination, the Initial Shareholder and certain holders of the BGS Acquisition Warrants, may demand that we register their unregistered Common Stock and BGS Acquisition Warrants. BGS Acquisition will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Common Stock.

BGS Corp.’s directors and officers may have certain conflicts in determining to pursue the acquisition of TransnetYX, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, interests of shareholders of BGS Corp.

BGS Corp.’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, interests of shareholders of BGS Corp., which could result in a real or perceived conflict of interest.  These interests include the fact that certain of the Ordinary Shares owned by BGS Corp.’s management and directors, or their affiliates and associates, would become worthless if BGS Corp. fails to consummate the Business Combination.

Our ability to successfully effect the Business Combination and to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including certain personnel of TransnetYX, whom we expect to join us following the Business Combination. The loss of such key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect the Business Combination and successfully operate the business is dependent upon the efforts of certain key personnel, including certain personnel of TransnetYX. Although we expect such key personnel to remain with BGS Acquisition and TransnetYX following the Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. Furthermore, while we have scrutinized individuals we intend to engage to stay with BGS Acquisition following the Business Combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Further, we do not have a policy that expressly prohibits any of our Initial Shareholder, officers, directors or their respective affiliates from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

A market for the securities of BGS Acquisition may not develop, which would adversely affect the liquidity and price of our securities.

Although we intend to list the Common Stock and BGS Acquisition Warrants on Nasdaq under the symbols currently listed by BGS Corp. for its Ordinary Shares (“BGSC”) and BGS Corp. Warrants (“BGSCW”), respectively, on or promptly after the consummation of the Business Combination, there is no current market for our securities. Following the Business Combination, the price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of the securities after the offering can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the Over the Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included in a securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national exchange. You may be unable to sell your securities unless a market can be established or sustained.

There is a limited amount of cash available to be used for other corporate purposes by BGS Acquisition.

BGS Corp. and TransnetYX incurred significant costs associated with the Business Combination, including BGS Corp. expenses of approximately $1,600,000 as of October 21, 2013 and certain fees owed to BGS Corp.’s underwriters (see “The Merger Agreement—Finance Fees”).  These expenses have limited the amount of cash available to be used for other corporate purposes by BGS Acquisition and TransnetYX following the Business Combination.

Accordingly, a significant portion of the cash contributed to BGS Acquisition as part of the Transaction Merger consideration will be used to pay fees of the Business Combination, including financing fees to PrinceRidge.  This circumstance could materially adversely affect BGS Acquisition’s liquidity and ability to make distributions to its stockholders.

As a result of the Redomestication, we will lose our status as an FPI, which will make us subject to additional regulatory disclosures which may require substantial financial and management resources.

As a result of no longer being an FPI, we will become subject to the following requirements, among others:

•	the filing of our quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•
preparing our financial statements in accordance with U.S. GAAP rather than the ability to use any of U.S. GAAP, the International Accounting Standards Board International Financial Reporting Standards (IASB IFRS) or local GAAP;

•	being subject to the U.S. proxy rules;

•
being subject to Regulation FD which requires issuers to make public disclosures of any “material non-public information” that has been selectively disclosed to securities industry professionals (for example, analysts) or shareholders;

•
being subject to the Sarbanes-Oxley Act. Although the Sarbanes-Oxley Act generally does not distinguish between domestic U.S. issuers and FPIs, the SEC has adopted a number of significant exemptions for the benefit of FPIs in the application of its rules adopted under the Sarbanes-Oxley Act. These exemptions cover areas such as: (1) audit committee independence; and (2) black-out trading restrictions (Regulation BTR); and

•	being subject to a more detailed executive compensation disclosure.

We may be forced to expend significant management and financial resources to meet our disclosure obligations listed above.

In connection with its initial public offering, BGS Corp. identified general criteria and guidelines that BGS Corp.  believed were important in evaluating prospective target businesses; however, the Business Combination with TransnetYX does not meet all such criteria and guidelines.

Although BGS Corp. identified specific criteria and guidelines for evaluating prospective target businesses in connection with its initial public offering, TransnetYX does not meet these criteria and guidelines. Accordingly, the Business Combination may not be as successful as a combination with a business that does meet all of BGS Corp.’s general criteria and guidelines. In addition, as the Business Combination does not meet BGS Corp.’s general criteria and guidelines, a greater number of shareholders of BGS Corp. may exercise their redemption rights, which may make it difficult for BGS Corp. to meet the closing conditions of the Business Combination.

If the Business Combination’s benefits do not meet the expectations of investors and/or stockholders, the market price of our securities may decline.

The market price of BGS Corp.’s securities prior to the consummation of the Business Combination or the market price of our securities following the consummation of the Business Combination may decline as a result of the Business Combination if the market does not view the Business Combination positively.  Accordingly, stockholders may experience a loss as a result of a decline in the market price of BGS Corp.’s securities prior to the consummation of the Business Combination or BGS Acquisition’s securities following the consummation of the Business Combination.  A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

The market price of BGS Corp.’s securities may decline as a result of the Business Combination if:

•	financial or industry analysts do not view the Business Combination positively; or

•	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the event that a significant number of Ordinary Shares are redeemed, the Common Stock issued by BGS Acquisition may become less liquid following the Business Combination.

If a significant number of Ordinary Shares are redeemed, BGS Acquisition may be left with a significantly smaller number of stockholders following the Redomestication.  As a result, trading in the shares of the surviving company following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.

The issuance of Common Stock in connection with the Business Combination and the potential exercise of the outstanding BGS Acquisition Warrants after the Business Combination will result in substantial dilution and could have an adverse effect on the market prices of BGS Acquisition’s securities.

BGS Corp. currently has authorized Ordinary Shares with no par value and unlimited shares of preferred shares with no par value.  BGS Acquisition currently is authorized to issue 95,000,000 shares of Common Stock with a par value of $0.001 per share and 5,000,000 shares of preferred stock with a par value of $0.001 per share. Following the Extension Tender Offer, we have 3,151,016 Ordinary Shares outstanding. In connection with the Transaction Merger and pursuant to the Merger Agreement, BGS Acquisition will issue 8,410,052 shares of Common Stock to the stockholders of TransnetYX as merger consideration.  Additionally, 30 days following the Business Combination, the BGS Acquisition Warrants will be exercisable for shares of Common Stock.  The issuance of Common Stock as part of the merger consideration for the Business Combination and the potential exercise of outstanding BGS Acquisition Warrants will result in substantial dilution and could have an adverse effect on the market price of BGS Acquisition securities.

Upon the consummation of the Business Combination, BGS Corp.’s former public shareholders will own:

•	approximately 16.3% of the outstanding shares of Common Stock assuming no tender of Ordinary Shares in connection with the Offer; or

•	approximately 8.8% of the outstanding shares of Common Stock assuming the maximum tender of 832,461 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased, in the Offer.

In addition, if the BGS Acquisition Warrants outstanding following the consummation of the Business Combination are exercised, there would be an additional 4,000,000 shares of Common Stock eligible for trading in the public market.

The issuance of additional Common Stock and the exercise of BGS Acquisition Warrants:

•	will significantly dilute the equity interest of existing BGS Corp. shareholders; and

•	may adversely affect prevailing market prices for Common Stock and BGS Corp. Warrants.

Our stockholders will only be able to exercise a BGS Acquisition Warrant if the issuance of Common Stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the BGS Acquisition Warrants.

No BGS Acquisition Warrants will be exercisable on a cash basis and we will not be obligated to issue registered Common Stock unless the Common Stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the BGS Acquisition Warrants.  Because the exemptions from qualification in certain states for re-sales of BGS Acquisition Warrants and for issuances of Common Stock by the issuer upon exercise of a BGS Acquisition Warrant may be different, a BGS Acquisition Warrant may be held by a holder in a state where an exemption is not available for issuance of Common Stock upon exercise of the BGS Acquisition Warrants and the holder will be precluded from exercising the BGS Acquisition Warrant.  As a result, the BGS Acquisition Warrants may be deprived of any value, the market for the BGS Acquisition Warrants may be limited and the holders of BGS Acquisition Warrants may not be able to exercise their BGS Acquisition Warrants if the Common Stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the BGS Acquisition Warrants reside.

Even if the Redomestication qualifies as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, a U.S. Holder generally may still recognize gain with respect to its BGS Corp. securities at the effective time of the Redomestication.

Even if the Redomestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder (as that term is defined in the section entitled “Material U.S. Federal Income Tax Consequences — General”) of BGS Corp. securities may still recognize gain (but not loss) upon the exchange of its BGS Corp. securities solely for the securities of BGS Acquisition pursuant to the Redomestication under the “passive foreign investment company,” or PFIC, rules of the Code or under Section 367(b) of the Code, equal to the excess, if any, of the fair market value of the BGS Acquisition securities received in the Redomestication and the U.S. Holder’s adjusted tax basis in the corresponding BGS Corp. securities surrendered in exchange for the BGS Acquisition securities.  In such event, the U.S. Holder’s aggregate tax basis in the BGS Acquisition securities received in connection with the Redomestication should be the same as the aggregate tax basis of the BGS Corp. securities surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules or Section 367(b) of the Code, and such U.S. Holder’s holding period for the BGS Acquisition securities received in the Redomestication generally should include the holding period of the BGS Corp. securities surrendered in the Redomestication.  See the discussion in the sections entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Tax Consequences of the Redomestication,” “—PFIC Considerations” and “—Effect of Section 367(b).”

Risk Factors Relating to the Failure to Consummate the Business Combination

If BGS Corp. is not able to consummate the Business Combination by the Business Combination Deadline with enough support to allow the Business Combination to close, BGS Corp. would cease all operations except for the purpose of the winding up of BGS Corp. and its subsidiaries, and BGS Corp. would redeem its Public Shares and liquidate.

BGS Corp. is required to complete the Business Combination by the Business Combination Deadline. If BGS Corp. is unable to consummate the Business Combination by the Business Combination Deadline with enough support to allow the Business Combination to close, BGS Corp. will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to shareholders of BGS Corp. by way of redemption and cease all operations except for the purposes of winding up of its affairs. This redemption from the Trust Account shall be done automatically by function of BGS Corp.’s memorandum and articles of association and prior to any voluntary winding up.

If the Business Combination is unsuccessful, shareholders of BGS Corp. would have to wait for liquidation in order to redeem their shares.

If the Business Combination is unsuccessful, shareholders of BGS Corp. would not receive their pro rata portion of the Trust Account until BGS Corp. is liquidated. If shareholders of BGS Corp. are in need of immediate liquidity, they could attempt to sell their shares in the open market; however, BGS Corp. shares may trade at a discount to the pro rata amount in BGS Corp.’s Trust Account. In either situation, shareholders of BGS Corp. may suffer a material loss on their investment or lose the benefit of funds expected in connection with the redemption until BGS Corp. liquidates or shareholders of BGS Corp. are able to sell their shares in the open market.

If third parties bring claims against BGS Corp., the proceeds held in trust could be reduced and the per-share liquidation price received by BGS Corp.’s shareholders may be less than $10.15 per share.

BGS Corp.’s placing of funds in trust may not protect those funds from third party claims against BGS Corp.  Although BGS Corp. has received from many of the vendors, service providers (other than its independent accountants and attorneys) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of BGS Corp.’s public shareholders, they may still seek recourse against the Trust Account.  Additionally, a court may not uphold the validity of such agreements.  Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of BGS Corp.’s public shareholders.  If BGS Corp. liquidates the Trust Account before the completion of the Business Combination and distributes the proceeds held in the Trust Account to its public shareholders, BGS Corp.’s Initial Shareholder has agreed that he will be personally liable to ensure that the proceeds in the Trust Account are not reduced below $10.15 per share by the claims of target businesses or claims of vendors or other entities that are owed money by BGS Corp. for services rendered or contracted for or products sold to BGS Corp.  However, BGS Corp. cannot assure you that the Initial Shareholder will be able to meet such obligation.  Therefore, the per-share distribution from the Trust Account may be less than $10.15 due to such claims.

Additionally, if BGS Corp. is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in BGS Corp.’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders.  To the extent any bankruptcy claims deplete the Trust Account, BGS Corp. may not be able to return $10.15 to its public shareholders.

In the event of a liquidation, the BGS Corp. Warrants will expire worthless.

If BGS Corp. is unable to complete a business combination by the Business Combination Deadline and is forced to liquidate, there will be no distribution with respect to the BGS Corp. Warrants, which will expire worthless as a result of BGS Corp.’s failure to complete a business combination.

If, in the case the Business Combination is not consummated before BGS Corp. distributes the proceeds in the Trust Account to shareholders of BGS Corp., BGS Corp. files a bankruptcy petition or an involuntary bankruptcy petition is filed against BGS Corp. that is not dismissed, a bankruptcy court may seek to recover such proceeds.  Additionally, the members of BGS Corp.’s board of directors may be viewed as having breached their fiduciary duties to BGS Corp.’s creditors, exposing the members of BGS Corp.’s board of directors and BGS Corp. to claims of punitive damages and the claims of creditors in such proceeding may have priority over the claims of the shareholders of BGS Corp.  Any bankruptcy related claims may reduce the per-share amount that would otherwise be received by the shareholders of BGS Corp. in connection with BGS Corp.’s liquidation.

If, in the case the Business Combination is not consummated, before distributing the proceeds in the Trust Account to the shareholders of BGS Corp., BGS Corp. files a bankruptcy petition or an involuntary bankruptcy petition is filed against BGS Corp. that is not dismissed, any distributions received by the shareholders of BGS Corp. could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the shareholders of BGS Corp. In addition, BGS Corp.’s board of directors may be viewed as having breached its fiduciary duty to BGS Corp.’s creditors and/or having acted in bad faith, thereby exposing BGS Corp.’s board of directors and BGS Corp. to claims of punitive damages, by paying the shareholders of BGS Corp. from the Trust Account prior to addressing the claims of creditors.  Additionally, the proceeds held in the Trust Account may be included in BGS Corp.’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the shareholders of BGS Corp. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by the shareholders of BGS Corp. in connection with BGS Corp.’s liquidation may be reduced.

BGS Corp.’s disinterested directors may decide not to enforce indemnification obligations against BGS Corp.’s Initial Shareholder, resulting in a reduction in the amount of funds in the Trust Account available for distribution to BGS Corp.’s public shareholders.

In the event that the proceeds in the Trust Account are reduced below $10.15 per share and BGS Corp.’s Initial Shareholder asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, BGS Corp.’s disinterested directors (which consists of all BGS Corp.’s directors except Mr. Gutierrez, BGS Corp.’s Initial Shareholder) would determine on BGS Corp.’s behalf whether to take legal action against BGS Corp.’s Initial Shareholder to enforce his indemnification obligations. While it is expected that in exercising their fiduciary duties (to the extent applicable under British Virgin Islands law) to BGS Corp.’s shareholders, BGS Corp.’s disinterested directors would take legal action on BGS Corp.’s behalf against BGS Corp.’s Initial Shareholder to enforce BGS Corp.’s Initial Shareholder’s indemnification obligations to us, it is possible that the disinterested directors in exercising their business judgment may choose not to do so in any particular instance. If BGS Corp.’s disinterested directors choose not to enforce these indemnification obligations on BGS Corp.’s behalf, the amount of funds in the Trust Account available for distribution to BGS Corp.’s public shareholders may be reduced below $10.15 per share.

The terms of the Merger Agreement require that BGS Acquisition have at least $10,000,000 in cash to complete the Business Combination.

Pursuant to the terms of the Merger Agreement, BGS Acquisition is required to pay at least $4,000,000 in cash to the TransnetYX stockholders as merger consideration for the Transaction Merger and retain at least $6,000,000 in cash for working capital and transaction costs.   Accordingly, if more than 832,461 Ordinary Shares are tendered in this Offer, leaving less than $10,000,000 in the Trust Account following the redemptions of the shareholders of BGS Corp., BGS Corp. and BGS Acquisition may not be able to complete the Business Combination and BGS Corp. may choose to terminate this Offer and liquidate BGS Corp.

Risk Factors Relating to the Tender Offer Process

BGS Corp.’s public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group” with, are restricted from seeking redemption rights with respect to more than 19.9% of the Ordinary Shares.

BGS Corp. is offering each of its public shareholders (but not its Initial Shareholder) the right to have his, her or its Ordinary Shares redeemed for cash in connection with the Business Combination.  Notwithstanding the foregoing, a BGS Corp. public shareholder, together with any affiliate of the shareholder or any other person with whom the shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 19.9% of BGS Corp.’s Public Shares.  Accordingly, if the shareholder beneficially owns more than 19.9% of the Public Shares, such shareholders of BGS Corp. will not be able to seek redemption rights with respect to the full amount of the shareholder’s Ordinary Shares and may be forced to hold such additional Ordinary Shares or sell them in the open market.  BGS Corp. cannot assure you that the value of such additional Ordinary Shares will appreciate over time following the Business Combination or that the market price of Ordinary Shares will exceed the redemption price.

BGS Corp. requires shareholders who wish to redeem their Ordinary Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

BGS Corp. requires public shareholders who wish to redeem their Ordinary Shares to either tender their certificates to BGS Corp.’s transfer agent at any time prior to the expiration date set forth in these tender offer documents or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC (Deposit/Withdrawal At Custodian) System.  In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and BGS Corp.’s transfer agent will need to act to facilitate this request.  It is BGS Corp.’s understanding that shareholders should generally allow at least two weeks to obtain physical certificates from the transfer agent.  However, given the time limitations created by the expiration of the tender offer and because BGS Corp. does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate.  While it typically takes a short time to deliver shares through the DWAC System, there is no assurance this will be the case.  Accordingly, if it takes longer than BGS Corp. anticipates for shareholders to deliver their Ordinary Shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Ordinary Shares.

As BGS Corp. will require its public shareholders who wish to redeem their Ordinary Shares in connection with the Offer to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If BGS Corp. requires public shareholders who wish to redeem their Ordinary Shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, BGS Corp. will promptly return such certificates to its public shareholders.  Accordingly, shareholders of BGS Corp. who attempted to redeem their Ordinary Shares in such a circumstance will be unable to sell their securities after the failed acquisition until BGS Corp. has returned their securities to them.  The market price for BGS Corp.’s Ordinary Shares may decline during this time and shareholders of BGS Corp. may not be able to sell their securities when they wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

There is no guarantee that a shareholder’s decision whether to tender Ordinary Shares will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell the stockholder’s Common Stock of BGS Acquisition in the future following the completion of the Business Combination.  Certain events following the consummation of the Business Combination may cause an increase in our share price, and may result in a lower value realized now than a shareholder of BGS Acquisition might realize in the future had the shareholder not agreed to tender Ordinary Shares.  Similarly, if a shareholder of BGS Corp. does not tender Ordinary Shares, the shareholder will bear the risk of ownership of the Common Stock of BGS Acquisition after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell the stockholders shares in the future for a greater amount than the redemption price set forth in the Offer.  A shareholder of BGS Corp. should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

INFORMATION ABOUT THE COMPANIES

BGS Corp.

BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, FL 33141
Telephone: (305) 866-1102

BGS Corp. is a blank check company that was incorporated as a British Virgin Islands business company with limited liability on August 9, 2011 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets.

Prior to its initial public offering, BGS Corp. issued an aggregate of 1,725,000 Founder Shares of no par value, to the Initial Shareholder. On March 14, 2012, BGS Corp.’s directors approved a 1.125-for-1 reverse split of BGS Corp.’s outstanding Founder Shares, reducing the number of outstanding Founder Shares from 1,725,000 to 1,533,333. When BGS Corp.’s underwriters elected not to exercise their over-allotment option in connection with BGS Corp’s initial public offering, the Initial Shareholder forfeited 200,000 Founder Shares, pursuant to the terms of the private placement of the Founder Shares, and now owns 1,333,333 Founder Shares.

BGS Corp. completed its initial public offering on March 26, 2012 of 4,000,000 Units at a purchase price of $9.50 per Unit (the offering price to the public of $10.00 per Unit minus the underwriters’ discount of $0.30 per Unit and deferred corporate finance fee of $0.20 per Unit).  Each Unit included one Ordinary Share and one Public Warrant to purchase one Ordinary Share at an exercise price of $10.00 pursuant to BGS Corp.’s registration statement on Form F-1 (File No. 333-178780).  Pursuant to private placements, BGS Corp. issued 3,266,667 Sponsor Warrants (together with the Public Warrants, the BGS Corp. Warrants).  The offerings yielded total net proceeds to BGS Corp. of approximately $40,600,000, all of which was placed in a trust account established for the benefit of the BGS Corp.’s public shareholders.

On March 21, 2012, the Units commenced trading on the Nasdaq under the symbol “BGSCU.” On May 18, 2012, BGS Corp. was notified by its underwriters that the Units could be separated into the Ordinary Shares and BGS Corp. Warrants underlying the Units and commenced trading on Nasdaq under the symbols “BGSC” and “BGSCW,” respectively. Following the separation, the Units continue trading.

On September 23, 2013, BGS Corp. completed a tender offer, pursuant to which it offered the holders of Ordinary Shares the chance to tender their Ordinary Shares for cash rather than retain Ordinary Shares that are subject to the Business Combination Deadline of November 26, 2013, or the Extension Tender Offer.  Upon completion of the Extension Tender Offer, BGS Corp. accepted for purchase 2,182,317 Ordinary Shares that were validly tendered and not properly withdrawn.  As of October 17, 2013, approximately $18.4 million was held in deposit in BGS Corp.’s Trust Account.

BGS Acquisition

BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141
Telephone: (305) 866-1102

BGS Acquisition is a wholly owned subsidiary of BGS Corp. formed in June 2013 for the purpose of engaging in the Business Combination.  BGS Acquisition will be the survivor of the Redomestication and will be the parent company of TransnetYX following the Transaction Merger.

TransnetYX

TransnetYX Holding Corp.
8110 Cordova Road, Suite 119
Cordova, TN 38016
Phone: 901-507-0476

TransnetYX is a Delaware corporation formed in 2002 to develop an automated genotyping platform and provide genotyping testing services to various biotechnology and medical researchers. The company has two wholly owned subsidiaries, TransnetYX Inc., or TYX, a Tennessee corporation, which operates a molecular diagnostic laboratory and an animal genotyping business, and Harmonyx Diagnostics, Inc., or Harmonyx, a Tennessee corporation, which is developing, marketing and distributing products for pharmacogenomics testing services.

TransnetYX is a molecular diagnostics processing company based in Memphis, Tennessee that provides 24-hour and 72-hour genetic testing in the animal genotyping market. Generally, genotyping is the process of determining genetic variants. Since launching these services in June 2004, TransnetYX has processed over 6.8 million genetic tests for researchers with a 99.93% accuracy rate for over 200 leading academic and pharmaceutical research customers throughout the U.S. and in Europe.  To perform the testing needs of the research community, TransnetYX has developed a library of over 11,000 testing assays which allows it to test for more than 545,000 genetic strains and has developed an integrated order management, laboratory information management systems and laboratory process automation in order to cost-effectively process and accurately report the large testing volumes of the research community.

Utilizing the same integrated processing platform, the TransnetYX laboratory, through Harmonyx, became Clinical Laboratory Improvement Amendment of 1988, as amended, or CLIA, approved.  CLIA approval enables TransnetYX to genotype human DNA and report the results to qualified health care professionals as defined by the United States Food and Drug Administration, or FDA.  Human DNA genotyping can assist physicians in prescribing the proper drug therapies as guided by pharmaceutical companies, the FDA or research published by the industry in publications, such as the Journal of the American College of Cardiology or the American Heart Association.  While TransnetYX is licensed to perform genotyping tests as ordered by physicians, substantially all of its revenues are derived from its Laboratory Animal Genotyping business described below.

TransnetYX operates a molecular diagnostic laboratory to support these two business units: Laboratory Animal Genotyping and Personalized Medicine Genotyping.

Laboratory Animal Genotyping Market

TransnetYX performs laboratory animal genotyping on several species, including, mice, zebrafish, rats, ferrets, rabbits and goats. TransnetYX uses the same testing process regardless of the species being tested.  Currently, approximately 90% of TransnetYX’s laboratory genetic screening is performed on mice. TransnetYX estimates that there are over 90 million mice worldwide bred in research breeding facilities, and of these mice about half are mutant mice, which means they have had genes knocked in or knocked out and will need to be genotyped to ensure the proper genetic strain for medical research.  Genotype researchers generally perform this test by hand, which, because of the volume and complexity, can be time consuming and prone to clerical or procedural error when performed manually.

Personalized Medicine Genotyping Market

Scientists, physicians and the pharmaceutical industry are actively developing ways to customize medical treatments to suit each person’s distinctive genetic signature. Pharmacogenomics, or PGx, is the analysis of a patient’s specific genetic expression in order to optimize their drug therapy to ensure maximum efficacy with minimal adverse effects. As with the animal testing market, the clinical researchers identify specific biomarkers which are portions of the genome that are most likely to affect the body’s reaction to a given treatment. This basic genetic test must yield a simple (yes/no) genotyping result for each of the biomarkers in the person being tested and TransnetYX’s automated testing process can identify and report the genotyping result quickly and accurately. Once these biomarkers are identified as affecting the response to a proposed treatment and the drug goes to market, the patient will need to be genotyped in order for the physician to prescribe a safe and effective drug therapy.  The FDA currently lists over 120 drugs in which biomarkers that affect those drugs’ safety and efficacy have been identified.  Some, but not all, of this list of FDA-approved drugs have pharmacogenomic information in their labels and include specific actions to be taken based on genetic information.  TransnetYX’s integrated testing and results delivery process provides a cost-effective platform to process and accurately report the large testing volumes that the medical community may require to deliver the safe and effective drug therapies to their patients.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BGS CORP.

The data below for the period from August 9, 2011 (date of incorporation) to July 31, 2012 and the year ended July 31, 2013 has been derived from BGS Corp.’s audited financial statements for such periods, which are included elsewhere in this Offer to Purchase.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BGS Corp.” beginning on page 116 of this Offer to Purchase and BGS Corp.’s audited financial statements and notes thereto beginning on page F-2 of this Offer to Purchase.

Statement of Operations Data:
	For the Year Ended July 31, 2013	For the Period from August 9, 2011 (date of incorporation) to July 31, 2012
		(as restated)
Revenue	$-	$-
General and Administrative Expenses	780,463	181,169
Loss from operations	(780,463)	(181,169)
Other Income
Interest Income	16	-
Change in fair value of warrant liability	145,333	3,996,667

Net Income (Loss) Attributable to Ordinary Shareholders	$(635,114)	$3,815,498

Weighted Average Number of Ordinary Shares Outstanding (excluding shares subject to possible redemption)	2,062,721	1,631,284

Basic and Diluted Net Income (Loss) per Ordinary Share	$(0.31)	$2.34

Balance Sheet Data:
	July 31, 2013	July 31, 2012
		(as restated)
Cash (including investments held in trust account)	$40,600,016	$40,626,631
Total assets (including investments held in trust account)	$40,894,513	$40,690,122
Total shareholders’ equity	$5,000,010	$5,000,010

SELECTED HISTORICAL FINANCIAL INFORMATION OF TRANSNETYX

The data below as for the years ended December 31, 2012 and 2011 has been derived from TransnetYX’s audited consolidated financial statements for such years, which are included in this Offer to Purchase.  The data as of and for the six months ended June 30, 2013 and 2012 has been derived from TransnetYX’s consolidated financial statements as of such dates and for such period, which are unaudited, but which, in management’s opinion, include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the data, and which are included elsewhere in this Offer to Purchase.  TransnetYX’s unaudited consolidated results of operations for the six months ended June 30, 2013 and 2012 may not be indicative of the results that may be expected for the full year.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransnetYX” beginning on page 130 of this Offer to Purchase and TransnetYX’s audited and unaudited financial statements and notes thereto beginning on page F-17 of this Offer to Purchase.

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
Consolidated Statements of Operations
Revenues
Genotyping testing services revenue	$12,912,040	$11,988,734	$6,807,147	$6,224,858
Shipping and handling revenue	99,888	91,909	58,348	49,062
Total revenues	13,011,928	12,080,643	6,865,495	6,273,920

Cost of services	4,620,934	4,294,780	2,285,236	2,206,969
Gross profit	8,390,994	7,785,863	4,580,259	4,066,951

Selling, general, and administrative expenses	8,630,281	7,913,450	4,554,450	3,939,233

(Loss) income from operations	(239,287)	(127,587)	25,809	127,718

Other expense (income)
Interest expense	152,032	158,668	78,219	83,822
Other	2,129	-	-	(3,702)
Total other expense	154,161	158,668	78,219	80,120

Net (loss) income	$(393,448)	$(286,255)	$(52,410)	$47,598

Consolidated Statement of Cash Flows
Net cash provided by operating activities	$848,176	$844,294	$392,070	$10,717
Net cash used in investing activities	(323,988)	(455,538)	(423,599)	(111,091)
Net cash provided by (used in)financing activities	(443,635)	(325,331)	431,005	(20,475)

Consolidated Balance Sheets
Cash	$227,154	$146,601	$626,630	$25,752
Total Assets	5,010,455	4,994,981	6,004,263	5,048,172
Total Stockholders’ Deficit	(23,566,347)	(21,622,529)	(24,393,786)	(22,346,985)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The data below as of and for the year ended July 31, 2013 has been derived from BGS Acquisition’s unaudited condensed combined pro forma financial statements as of and for such period. The below data is unaudited, but, in management’s opinion, includes all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the data, and which are included elsewhere in this Offer to Purchase. The following table presents the following assumptions: (i) that no holders of BGS Corp.’s Public Shares properly tender such shares in the Offer and (ii) that holders of BGS Corp.’s Public Shares have exercised the maximum tender of 832,461 Public Shares in the Offer, referred to in this Offer to Purchase as the maximum tender.

The information presented below should be read in conjunction with BGS Acquisition’s unaudited condensed combined pro forma financial statements and notes thereto beginning on page 37 of this Offer to Purchase.

Unaudited Condensed Combined Pro Forma Statement of Operations Data
For the Year Ended July 31, 2013

	Combined Pro Forma (Assuming No Tender)	Combined Pro Forma (Assuming Maximum Tender)

Revenues	$13,603,503	$13,603,503
Cost of services	4,699,201	4,699,201
Gross profit	8,904,302	8,904,302
Selling, general and administrative expenses	10,025,961	10,025,961
Income (loss) from operations	(1,121,659)	(1,121,659)

Other income (expense)	(6,911)	(6,911)
Net income (loss) attributable to stockholders	$(1,128,570)	$(1,128,570)

Weighted Average shares outstanding - Basic	11,132,735	11,145,222
Weighted Average shares outstanding - Diluted	11,132,735	11,145,222
Earnings per share attributable to shareholders - Basic	$(0.10)	$(0.10)
Earnings per share attributable to shareholders - Diluted	$(0.10)	$(0.10)

Unaudited Condensed Combined Pro Forma Balance Sheet Data
As of July 31, 2013

	Combined Pro Forma (Assuming No Tender)	Combined Pro Forma (Assuming Maximum Tender)

Cash and cash equivalents	$3,602,897	$3,602,900
Total assets	9,007,153	9,007,156
Total current liabilities	4,314,271	4,314,271
Total long-term liabilities	2,320,785	2,320,785
Total stockholders' equity	2,372,097	2,372,100
Total liabilities and stockholders' equity	$9,007,153	$9,007,156

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for BGS Corp. and TransnetYX and unaudited pro forma combined per share ownership information after giving effect to the Business Combination, assuming (i) that no holders of Public Shares properly tender such shares in the Offer and (ii) that holders of the Public Shares have fully exercised the maximum tender.  BGS Corp. is providing this information to aid you in your analysis of the financial aspects of the Business Combination.  The historical information should be read in conjunction with the sections entitled “BGS Corp. Summary Financial Information” and “TransnetYX Summary Financial Information” included elsewhere in this Offer to Purchase and the financial statements beginning on page F-1.  The unaudited pro forma per share information is derived from, and should be read in conjunction with, the pro forma financial statements included elsewhere in this Offer to Purchase.

The unaudited pro forma condensed consolidated per share information does not purport to represent what the actual results of operations of BGS Corp. and TransnetYX would have been had the Business Combination been consummated or to project BGS Corp.’s or TransnetYX’s results of operations that may be achieved after the Business Combination.  The unaudited pro forma book value per share information below does not purport to represent what the value of BGS Corp. and TransnetYX would have been had the Business Combination been consummated nor the book value per share for any future date or period.

Unaudited Condensed Combined Pro Forma Per Share Information

	TransnetYX Holding Corp.	BGS Acquisition Corp.	TransnetYX Holding Corp. Pro Forma (Assuming No Tender)	TransnetYX Holding Corp. Pro Forma (Assuming Maximum Tender)	Combined Pro Forma (Assuming No Tender)	Combined Pro Forma (Assuming Maximum Tender)
Book value per share at July 31, 2013(1)(2)(3)(4)	$0.24	$7.08	$0.06	$0.06	$0.21	$0.21
Earnings Per Share - Twelve months ended July 31, 2013
Basic earnings (loss) per share (5)(6)(7)	$(0.13)	$(0.31)	$(0.03)	$(0.03)	$(0.10)	$(0.10)
Diluted earnings (loss) per share (5)(6)(7)	$(0.13)	$(0.31)	$(0.03)	$(0.03)	$(0.10)	$(0.10)

(1)	As of June 30, 2013, TransnetYX had 3,904,110 outstanding shares of common stock that were used to calculate the book value per share.

(2)
Book value per share of BGS Corp. is computed by dividing the sum of total shareholders’ equity plus Ordinary Shares subject to possible redemption by the total 5,333,333 Ordinary Shares (which includes 3,355,052 Ordinary Shares subject to possible redemption and 1,333,333 Ordinary Shares currently held by our Initial Shareholder) outstanding at the balance sheet date.

(3)
Book value per share for the pro forma columns is computed by dividing the sum of total stockholders’ equity by the shares of Common Stock assumed to be outstanding after the Business Combination.  Combined Pro Forma (assuming no tender of Ordinary Shares) assumes 11,132,735 shares of Common Stock are outstanding.  Combined Pro Forma (assuming maximum allowable tender of Ordinary Shares) assumes 11,145,222 shares are outstanding.

(4)
Equivalent book value per share was calculated using the combined pro forma amount divided by (i) the exchange ratio of TransnetYX common stock outstanding prior to the Transaction Merger of 30,473,100 shares for the 8,410,052 shares of Common Stock issued in connection with the Transaction Merger (assuming no tender of Ordinary Shares) and (ii) the exchange ratio of TransnetYX common stock outstanding prior to the Transaction Merger of 30,473,100 shares for the 9,100,000 shares of Common Stock issued in connection with the Transaction Merger (assuming maximum allowable tender of Ordinary Shares).

(5)
Equivalent pro forma earnings per share was calculated using the combined pro forma net income (loss) per share divided by the exchange ratios defined in footnote (4) assuming no tender of Ordinary Shares and assuming maximum allowable tender of Ordinary Shares.

(6)
Basic earnings (loss) per share in the pro forma columns was calculated using the 11,132,735 weighted average shares of Common Stock (assuming no tender of Ordinary Shares) and 11,145,222 weighted average shares of Common Stock (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the year ended July 31, 2013 included elsewhere in this Offer to Purchase.

(7)
Diluted earnings (loss) per share in the pro forma columns was calculated using the 11,132,735 weighted average shares of Common Stock (assuming no tender of Ordinary Shares) and 11,145,222 weighted average shares of Common Stock (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the year ended July 31, 2013 included elsewhere in this Offer to Purchase.

THE BUSINESS COMBINATION

General Description of the Redomestication

On August 13, 2013, BGS Corp., BGS Acquisition, Merger Sub, TransnetYX, Black Diamond and BDH Manager entered into the Merger Agreement.  Pursuant to the Merger Agreement, immediately prior to the Transaction Merger, BGS Corp. will be merged with and into BGS Acquisition, whereupon the separate corporate existence of BGS Corp. will cease and BGS Acquisition will continue as the surviving corporation. The Merger Agreement is described below in greater detail under “The Merger Agreement.”  The description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Annex A.

Conversion of BGS Corp. Securities to BGS Acquisition Securities in connection with the Redomestication

In connection with the Redomestication, BGS Corp.’s issued and outstanding capital stock will be converted as follows:

•	Each of the 1,817,683 Public Shares will be converted automatically into one substantially equivalent share of BGS Acquisition’s Common Stock;

•
Each of the 4,000,000 Public Warrants will be converted into a substantially equivalent warrant to purchase Common Stock, each exercisable for one share of Common Stock at $10.00 per share, or the BGS Acquisition Warrants;

•
The 1,333,333 Founder Shares will be converted automatically into 666,667 shares of Common Stock which will not be transferable until the date (1) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (2) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (3) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (4) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination;

•
Each of the 3,266,667 Sponsor Warrants will be converted into 1/20th of a share of Common Stock for a total of 163,333 shares of Common Stock, one-half of which will not be transferable until the date when the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and one-half of which will not be transferable until the date when the closing price of the Common Stocks exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination; and

•
Each of the 340,000 unit purchase options of BGS Corp. held by the underwriters will be converted into one substantially equivalent purchase option to acquire one share of Common Stock and one BGS Acquisition Warrant.

Also immediately prior to the Transaction Merger, the holders of TransnetYX securities will convert their shares of preferred stock, options, warrants and any accrued but unpaid dividends in TransnetYX into shares of TransnetYX common stock.  The shares of common stock issued as a result of these conversions, along with the outstanding shares of common stock of TransnetYX will constitute all of the issued equity in TransnetYX.  All such equity in TransnetYX will be exchanged, as a result of the Transaction Merger, for the merger consideration described above.

Assuming no Ordinary Shares are tendered pursuant to the Offer, the BGS Corp. securities outstanding immediately prior to the Redomestication and the corresponding BGS Acquisition securities that will be outstanding immediately following the Redomestication are as follows:

BGS Corp.		BGS Acquisition

Ordinary Shares (Public Shares)	1,817,683	Common Stock	1,817,683

Ordinary Shares (Founder Shares), 266,667 of which will vest upon consummation of an initial business combination, 266,667 of which will have a vesting hurdle of $12.00 per share, 266,667 of which will have a vesting hurdle of $13.50 per share, 266,667 of which will have a vesting hurdle of $15.00 per share, and 266,666 of which shall have a vesting hurdle of $17.00 per share.	1,333,333	Common Stock, 166,667 of which will have a vesting hurdle of $12.00 per share, 166,667 of which will have a vesting hurdle of $13.50 per share, 166,667 of which will have a vesting hurdle of $15.00 per share, and 166,666 of which will have a vesting hurdle of $17.00 per share	666,667

Warrants to purchase one Ordinary Share for a purchase price of $10.00	4,000,000	Warrants to purchase one share of Common Stock for $10.00	4,000,000

BGS Corp. Sponsor/Underwriter Warrants to purchase on Ordinary Share at $10.00 per share	3,266,667	Converted into one-twentieth (1/20) of a share of Common Stock, one-half (1/2) of which will have a vesting hurdle of $12.00 per share and one-half (1/2) of which will have a vesting hurdle of $13.50 per share	163,333

Unit Purchase Options to purchase units at $15.00 per unit, with each unit consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share.	340,000	Unit Purchase Options to purchase units at $15.00 per unit, with each unit consisting of one share of Common Stock and one BGS Acquisition Warrant to purchase one share of Common Stock.	340,000

Upon effectiveness of the Redomestication, BGS Corp. will cease to exist and BGS Acquisition will be the surviving corporation.  As a result, BGS Acquisition will assume all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of BGS Corp., including any and all agreements, covenants, duties and obligations of BGS Corp. set forth in the Merger Agreement. For further information regarding the Merger Agreement, see “The Merger Agreement.”

General Description of the Transaction Merger; Merger Consideration

Immediately following the Redomestication, TransnetYX will be merged with and into Merger Sub, a Delaware corporation and wholly owned subsidiary of BGS Acquisition.  Pursuant to the terms of the Merger Agreement, in exchange for all of the outstanding shares of TransnetYX common stock, and assuming no Ordinary Shares are tendered in the Offer, BGS Acquisition will issue to the stockholders of record of TransnetYX 8,410,052 shares of Common Stock on a pro rata basis and will pay a maximum of $15.0 million in cash, up to $11.0 million of which may be paid in additional shares of Common Stock if there is not adequate cash to accommodate a $15.0 million cash payment to the stockholders of TransnetYX and have $6.0 million available in the surviving company for payment of transaction expenses and for working capital purposes.  Two million of the shares of Common Stock held by Black Diamond, or the Lock-up Common Stock, immediately following the Transaction Merger will be subject to a lock-up agreement, or the Lock-up Agreement, that will limit Black Diamond’s ability to dispose of the Lock-up Common Stock until the earlier of TransnetYX achieving gross revenues in fiscal year 2015 in excess of $60 million or December 31, 2020.  A copy of the Lock-up Agreement is attached hereto as Annex B.  In addition, the stockholders of TransnetYX may receive up to an additional 8,000,000 shares of Common Stock pursuant to an earn-out schedule contained in the Merger Agreement, the Earn-out Common Stock, based on the gross revenues of TransnetYX in fiscal year 2015.  The approximate dollar value of the merger consideration to be paid in cash and Common Stock by BGS Acquisition pursuant to the Merger Agreement is approximately $95 million, assuming no Earn-out Common Stock is issued, or $175 million, assuming all 8,000,000 shares of Earn-out Common Stock are issued, in each case based on the purchase price of the Ordinary Shares of $10.00.

Prior to the Business Combination, as set forth in BGS Corp.’s memorandum and articles of association, BGS Corp. must complete the Offer. The consummation of the Business Combination, pursuant to BGS Corp.’s memorandum and articles of association, is conditioned upon BGS Acquisition maintaining $5,000,001 in net tangible assets following the consummation of the Offer.  Pursuant to the Merger Agreement, BGS Acquisition will be required to have at least $10.0 million in cash to close the Business Combination, with at least $4.0 million as part of the merger consideration to be paid to the TransnetYX stockholders in cash in connection with the Transaction Merger.  Therefore, BGS Corp. must have sufficient funds remaining in its trust account following redemptions to be able to satisfy the cash requirements of the Transaction Merger.

After the Business Combination, assuming no redemptions of Ordinary Shares for cash in the Offer, BGS Corp.’s current public shareholders will own approximately 16.3% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 75.5% of BGS Acquisition.  Assuming redemption by holders of 832,461 of BGS Corp.’s outstanding Public Shares in the Offer, BGS Corp. public shareholders will own approximately 8.8% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 81.6% of BGS Acquisition.

The Offer

Under the terms of its memorandum and articles of association, BGS Corp. is conducting the Offer, prior to the consummation of the Business Combination, to provide the Public Shareholders with the opportunity to redeem their Ordinary Shares for cash equal to $10.15 per Ordinary Share, upon and subject to the consummation of the Business Combination.  See “The Offer.”

Shareholder Approvals

Pursuant to Section 23.3 of BGS Corp.’s memorandum and articles of association, BGS Corp. may enter into the Business Combination without submitting such Business Combination to its shareholders for approval.  However, BGS Corp. shareholders will have appraisal rights in relation to the Redomestication.  See “Description of BGS Corp.’s Securities—Appraisal Rights.”

On October 17, 2013, the stockholders of TransnetYX holding a majority of the issued and outstanding shares of voting stock of TransnetYX executed a written consent in lieu of a stockholder meeting to approve and adopt the Merger Agreement.

Related Agreements

Prior to the closing of the Transaction Merger, BGS Acquisition, TransnetYX and Black Diamond will enter into a Lock-Up Agreement related to the Transaction Merger.

Lock-Up Agreement

The Lock-Up Agreement will be entered into by BGS Acquisition and Black Diamond, pursuant to which 2,000,000 shares of Lock-Up Common Stock held by Black Diamond following the closing of the Business Combination will be restricted from sale or transfer until the first to occur of (1) the gross revenue of TransnetYX for fiscal year 2015 exceeding $60,000,000 or (2) December 31, 2020.

Registration Rights Agreements

As a condition to the consummation of the Business Combination, BGS Acquisition agreed to enter into Registration Rights Agreements with Black Diamond and the TransnetYX stockholders that provide for the registration of the Earn-out Common Stock and the Lock-up Common Stock; however, the parties intend to waive such condition.

The description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Annex A.

Background of the Business Combination

The terms of the Merger Agreement are the result of negotiations between the representatives of BGS Corp. and TransnetYX. The following is a brief description of the background of these negotiations and the related transactions.

BGS Corp. is a blank check company formed on August 9, 2011 as a British Virgin Islands business company with limited liability and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction, and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets, which we refer to throughout as BGS’ initial business combination.

A registration statement for BGS Corp.’s initial public offering was declared effective on March 20, 2012. On March 26, 2012, BGS Corp. consummated its initial public offering of 4,000,000 Units. The Units were sold at an offering price of $10.00 per Unit. BGS Corp.’s initial investors and the underwriters of BGS Corp.’s initial public offering purchased an aggregate of 3,266,667 Sponsor Warrants for total consideration of $2,450,000 in two private placements that occurred simultaneously with the closing of the initial public offering. Upon the closing of the initial public offering and the private placement, $40,600,000 ($10.15 per Public Share) was placed in a Trust Account, including deferred underwriting commissions of $800,000, which will be paid only upon the consummation of a business combination.

Each Unit consists of one Ordinary Share and one BGS Corp. Warrant. Each BGS Corp. Warrant entitles the holder to purchase one Ordinary Share from BGS Corp. at an exercise price of $10.00. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation of BGS Corp.

Prior to the consummation of its initial public offering, neither BGS Corp., nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with BGS Corp.

Subsequent to the consummation of the initial public offering, BGS Corp. commenced consideration of potential target companies with the objective of consummating an initial business combination. PrinceRidge served as financial advisor to BGS and assisted with the identification and evaluation of potential targets of a business combination.

During the period from the consummation of its initial public offering to June 2013, representatives of BGS Corp., including Cesar Baez:

•	Participated in in-person or telephonic discussions with representatives of 44 potential acquisition targets (other than TransnetYX);

•	Entered into non-disclosure agreements with 32 potential acquisition targets (other than TransnetYX) or their representatives; and

•
Submitted letters of intent or conducted diligence with respect to 19 potential acquisition targets (other than TransnetYX). The 19 potential acquisition targets were involved in various industries, including: media, financial, energy, consumer goods, food and manufacturing.

On June 10, 2013, legal counsel to BGS Corp. introduced PrinceRidge to representatives of Highline Research Advisors, LLC, or Highline Research Advisors, an investment banking firm. On June 12, 2013, representatives of Highline Research Advisors contacted Cesar Baez and representatives of PrinceRidge to discuss a potential combination of Black Diamond Holdings LLC, or Black Diamond, and BGS Corp. Black Diamond is a Colorado-based holding company with interests in various companies, including the following:

•	Exploration and development of gold mineral properties in Montana (Eastern Resources Inc.)

•	Automated genotyping testing services for pharmaceutical and medical researchers (TransnetYX Holding Corp.)

•	Development of the proprietary Charfuel® Coal Refining Process that uses only raw coal and air to produce gasoline and other products associated with oil refining (Carbon Fuels LLC)

•	Global distribution of enterprise software systems for managing and planning the physical assets of datacenters (Rackwise Inc. and Rackwise Funding LLC)

•	Operation of an online wine retailer (RB Newco Inc. dba Barclays)

•	Exploration and development of nickel mineral properties in Paraguay (Sagaciore LLC)

•	Design and production of out of home video games and casino gaming products (GlobalVR Inc.)

•	Development of a proprietary oil & gas and mineral detection technology (Subterranean Mapping Systems LLC)

•	Development of a proprietary volatility model for stock options trading (Quant Strategies LLC)

Later on June 12, 2013, representatives of Highline Research Advisors sent several emails to Cesar Baez and representatives of PrinceRidge, one of which included information regarding each of the subsidiaries. A call occurred later that day among Patrick Imeson (Managing Director of Black Diamond), Cesar Baez and representatives of each of Highline Research Advisors and PrinceRidge, followed by another call the next morning with the same parties to further discuss the feasibility of a business combination.

On June 14, 2013, as a result of the limited time remaining prior to June 26, 2013, the expiration of the time period during which BGS Corp. had to execute a definitive agreement related to a business combination, and potential structuring complications of a transaction involving Black Diamond as a result of its multiple subsidiaries, following consultations with Cesar Baez, representatives of PrinceRidge, on behalf of BGS Corp., informed Black Diamond that, despite BGS Corp. seeing value in Black Diamond’s assets, the combination was not currently feasible for BGS Corp. Patrick Imeson responded with his opinion that the deal was possible in the time frame due to the availability of due diligence information that had been put together in connection with a separate financing. Mr. Imeson also highlighted the attractiveness of several of Black Diamond’s businesses, one of which was TransnetYX. Following this exchange, BGS Corp. and PrinceRidge continued to perform due diligence in respect to two other potential business combinations, namely on a Canadian real estate investment trust and a Texas-based mezzanine fund, both of which were eventually eliminated from consideration due to potential structuring and regulatory issues with those transactions.

On June 24, 2013, Cesar Baez contacted Patrick Imeson to express renewed interest in a business combination with Black Diamond, which Patrick Imeson reciprocated. Later that day, Patrick Imeson, Cesar Baez, and representatives of PrinceRidge met to further discuss the proposed business combination. At that meeting, both sides reaffirmed their desire to combine the two companies, and began negotiations on the price and structure of the transaction. Following the meeting BGS Corp.’s legal counsel, Duane Morris LLP, or Duane Morris, was instructed by BGS Corp. to continue drafting a purchase agreement for the purpose of a business combination with Black Diamond.

On June 25, 2013, Cesar Baez sent BGS Corp’s board of directors an email with an overview of a proposed transaction with Black Diamond, including a restructuring of the BGS Corp. sponsor economics and a summary of each of Black Diamond’s portfolio companies. He also recommended that BGS Corp. go forward with the transaction due to the significant potential upside of the assets, as well as the fact that Black Diamond had a large amount of the required due diligence materials available for review due to a similar process undertaken but subsequently aborted by Black Diamond with a different special purpose acquisition company in late 2012. The proposed terms of the transaction, as negotiated between Messrs. Baez and Imeson, were as follows:

•	Black Diamond would be acquired for $400,000,000 in equity value (40,000,000 shares of BGS), plus assumption of approximately $70,000,000 of debt;

•	50% of the Founder Shares would be cancelled, with the remaining 50% spread equally among the $12.00, $13.50, $15.00, and $17.00 hurdles; the Founder Shares with a $10.00 hurdle would be cancelled;

•
Sponsor Warrants (3,266,667 warrants) would be converted to Ordinary Shares at a 20 Sponsor Warrant to 1 BGS Corp. Ordinary Share conversion ratio or purchased for $0.50 per Sponsor Warrant, at the BGS Corp.’s option. Should BGS Corp. opt to convert the Sponsor Warrants to Founder Shares, 50% of these Founder Shares would have a $12.00 hurdle, and 50% would have a $13.50 hurdle; and

•	The transaction would be contingent on re-striking the BGS Warrants at $11.00 instead of $10.00.

On June 26, 2013, Patrick Imeson, Cesar Baez, and representatives of PrinceRidge met to discuss the progress that was being made in drafting the merger and share exchange agreement and confirm that all of the proper documents would be ready to execute that day. That afternoon, the board of directors of BGS met to approve the merger and share exchange agreement and the transaction with Black Diamond. Representatives of PrinceRidge, Ogier (British Virgin Islands counsel), and Duane Morris were also present at the meeting. The board discussed, among other things, the terms of the proposed merger and share exchange agreement, the various businesses of Black Diamond, including potential significant upside in Eastern Resources due to the value of the gold in the mines and in TransnetYX due to the significant investor interest in the industry, growth prospects, and the positive cash flow of the business. BGS’ board unanimously approved the transaction and the form of merger and share exchange agreement. Later that evening, legal counsel to each of BGS and Black Diamond circulated a final draft of the merger and share exchange agreement, which was executed by the parties. A press release announcing the combination was issued on the morning of June 27, 2013.

The merger and share exchange agreement contemplated that additional due diligence regarding Black Diamond and its subsidiaries would be performed by BGS Corp. following the execution of the merger and share exchange agreement. BGS and PrinceRidge therefore continued to perform due diligence on Black Diamond and its subsidiaries, and Black Diamond provided an online data room containing information regarding several of Black Diamond’s subsidiaries. Representatives of PrinceRidge scheduled due diligence trips to Eastern Resources, Carbon Fuels, Rackwise, and Global VR for July 10, 2013 through July 13, 2013.

On July 8, 2013, Cesar Baez, Julio Gutierrez, Patrick Imeson and representatives of PrinceRidge had a call during which they discussed near-term financing needs at Eastern Resources, and the implications of the financing needs on the combination, as well as certain business opportunities. As a result of some outstanding questions regarding the financing needs discussed during the call, the due diligence trips were pushed back to an unspecified later date.

On July 12, 2013, Patrick Imeson and Eric Altman from Black Diamond and representatives from PrinceRidge had a call during which PrinceRidge expressed the view, on behalf of BGS Corp., that due to the complications involving the many different subsidiaries and the structuring of the deal, the best option would be for BGS to acquire TransnetYX on a standalone basis, leaving the other portfolio companies under the private ownership of Black Diamond. Patrick Imeson and Eric Altman expressed their view that this was feasible, and agreed to discuss the matter with Black Diamond’s board and shareholders and inform BGS and PrinceRidge of their response.

On July 14, 2013, representatives of PrinceRidge, Patrick Imeson and Eric Altman communicated via email regarding the proposed restructuring of the transaction involving only TransnetYX. Mr. Imeson responded that while his preference was to complete the Black Diamond transaction as originally structured, Black Diamond would be open to the TransnetYX-only transaction as long as the valuation was attractive and there was a minimum cash threshold. There was a call that afternoon among Messrs. Baez and Imeson and representatives of PrinceRidge regarding the potential for a TransnetYX-only transaction, and it was agreed that an acquisition of TransnetYX by BGS could be attractive to both Black Diamond and BGS.

On July 16, 2013, there was a call among representatives of PrinceRidge, BGS, and Black Diamond to determine the valuation and structure of the consideration to TransnetYX shareholders, which resulted in the current structure (for a brief description of the material terms, see below).

On July 22, 2013, Butler, Snow, O'Mara, Stevens and Cannada, PLLC, legal counsel to TransnetYX, set up an online data room for due diligence documents with respect to TransnetYX and proceeded to populate the site over the ensuing days.

On July 24, 2013, Cesar Baez and representatives of PrinceRidge met with Patrick Imeson, Robert Bean, and Eric Altman at TransnetYX’s headquarters in Memphis, Tennessee. During the meetings a list of due diligence questions was provided by PrinceRidge and addressed by the TransnetYX team, and tours were given of the labs and office space.

On August 12, 2013, Cesar Baez distributed to the BGS Corp. board of directors a presentation with information regarding the proposed TransnetYX-only transaction. Later that day, the BGS Corp. board of directors met to discuss the transaction.  Representatives of PrinceRidge, Duane Morris and Ogier were also present at this meeting.  Among other things, the board discussed the following with respect to TransnetYX:

•	Current profitability and growth rate of the mouse diagnostics business;

•	Scalability of the business and strong potential of the human genetic testing market;

•	Significant cash flow generation due to the profitability of the company as well as its minimal capital expenditure and low working capital needs;

•	TransnetYX’s patented and superior process for automated genomic testing; and

•	Possibility to expand into adjacent areas which provide substantial room for growth.

In addition, the BGS Corp. board of directors also gave consideration to the following potentially negative factors (not weighted in any order of significance):

•	TransnetYX is a small company which may limit the interest of potential investors; and

•	Much of TransnetYX’s growth is based off of the Harmonyx business, which has yet to prove its commercial viability.

Based on the foregoing as well as their independent diligence on the company and industry, the BGS Corp. board of directors unanimously approved the amendment and restatement of the merger and share exchange agreement to reflect the restructuring of the revised business combination. The board did not obtain a fairness opinion or independent valuation in connection with the business combination and did not independently verify (or cause verification of) the source of all information received from Black Diamond, TransnetYX or its financial advisor.

On August 13, 2013, representatives of Black Diamond, BGS Corp. and TransnetYX signed the amended and restated merger and share exchange agreement with respect to the restructuring of the revised transaction.  Key terms included:

•
TransnetYX would be acquired for $95,000,000 in aggregated cash and equity consideration, plus assumption of approximately $3,000,000 of debt.  Consideration would be in the form of 8,000,000 BGS Corp. shares (2,000,000 of which would be subject to a lock-up agreement) plus $15,000,000 in cash (subject to adjustment);

•	TransnetYX shareholders may receive an additional earn-out based on 2015 revenue hurdles achieved, subject to a minimum revenue hurdle of $40,000,000, up to a maximum of 8,000,000 shares;

•	50% of the Founder Shares would be cancelled, with the remaining 50% spread equally among the $12.00, $13.50, $15.00, and $17.00 hurdles; with all of the $10.00 hurdle being cancelled; and

•
Sponsor Warrants (3,266,667 warrants) would be converted to BGS Corp. Ordinary Shares at a 20 Sponsor Warrant to 1 BGS Corp Share conversion ratio, provided that 50% of these Founder Shares would have a $12.00 hurdle, and 50% would have a $13.50 hurdle.

On August 23, 2013, realizing that it would be challenging to close the business combination prior to the deadline of September 26, 2013 set forth in the memorandum and articles of association, BGS launched a tender offer in connection with an extension of the deadline for the Business Combination to November 26, 2013 and called a meeting of its shareholders to approve an amendment to the memorandum and articles of association and the BGS Corp. investment management trust agreement with Continental Stock Transfer & Trust Company to allow for payment to those BGS Corp. shareholders electing to participate in Extension Tender Offer.  On September 13, 2013, BGS shareholders voted to approve the extension, and on September 23, 2013, 40.9% of BGS’ issued and outstanding Ordinary Shares were validly tendered in the Extension Tender Offer.

BGS Corp.’s Board of Directors’ Reasons for the Approval of the Transaction

At its meeting on August 12, 2013, the board of directors of BGS Corp. voted unanimously to enter into the Merger Agreement and complete the Business Combination with TransnetYX.  The board of directors of BGS Corp. concluded that the Business Combination and the related transactions are in the best interests of BGS Corp.’s shareholders and that the consideration to be paid in the Transaction Merger with TransnetYX and the related transactions is fair to BGS Corp.

The board of directors of BGS Corp. considered many factors in making its decision:

•	various industry and financial data;

•	TransnetYX’s operational information and financial data supplied by TransnetYX’s management;

•	certain forward looking assumptions and projections of TransnetYX’s industry, market and business;

•
certain valuation metrics that were compiled in order to determine that the consideration to be paid in the Transaction Merger with TransnetYX and the related transactions is fair, from a financial perspective, to BGS Corp. and in the best interests of BGS Corp. and its shareholders;

•	the potential value to BGS Corp. shareholders who choose to participate in the business combination;

•	the likelihood of being able to complete a business combination with TransnetYX;

•	despite a history of losses, there was steady growth in the TYX business and good potential for growth in the Harmonyx business; and

•	the fact that the BGS Corp. shareholders would have an opportunity to tender their Public Shares for cash if any of them decided not to participate in the Business Combination with TransnetYX.

BGS Corp.’s board of directors did not assign relative weights to the specific factors it considered, but instead considered the transaction as a whole and found it to be overall favorable to the BGS Corp. shareholders. The BGS Corp. board of directors unanimously approved the Business Combination.  The BGS Corp. board of directors did not obtain a fairness opinion in connection with the proposed Business Combination and did not independently verify (or cause such verification of) the source of all information received from Black Diamond, TransnetYX or BGS Corp.’s financial advisor.

Interest of BGS Corp. Shareholders in the Business Combination

After the Business Combination, assuming no redemptions of Ordinary Shares for cash in the Offer, BGS Corp.’s current public shareholders will own approximately 16.3% of BGS Acquisition and BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition.  Assuming redemption by holders of 832,461 of BGS Corp.’s outstanding Public Shares in the Offer, BGS Corp. public shareholders will own approximately 8.8% of BGS Acquisition and BGS Corp.’s current directors, officers and affiliates will own approximately 7.0% of BGS Acquisition.

Interests of Certain Persons in the Business Combination

BGS Corp.’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of its shareholders, including:

•
If the proposed Business Combination is not completed by the Business Combination Deadline, BGS Corp. will be required to liquidate.  In such event, the 1,333,333 Founder Shares held by Julio Gutierrez, BGS Corp.’s chairman of the board (also referred to herein as BGS Corp.’s Sponsor or Initial Shareholder), and the 2,333,333 Sponsor Warrants collectively owned by BGS Corp.’s officers, directors and chairman will expire worthless.  Such Founder Shares and Sponsor Warrants had an aggregate market value of approximately $13.9 million based on the closing price of the Ordinary Shares of $10.00 and BGS Corp. Warrants of $0.27, on Nasdaq as of October 17, 2013.  The directors, officers and chairman of BGS Corp. purchased the 2,333,333 Sponsor Warrants for an aggregate purchase price of approximately $1.75 million, or $0.75 per Sponsor Warrant.

•
Unless BGS Corp. consummates the Business Combination, its officers, directors and chairman will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital.  As of October 15, 2013, BGS Corp.’s officers, directors and chairman were entitled to $1,605,571 in reimbursable expenses.  As a result, the financial interest of BGS Corp.’s officers, directors and its chairman or their affiliates could influence its officers’ and directors’ motivation in pursuing TransnetYX as a target and therefore there may be a conflict of interest when the directors and officers determine whether the Business Combination is in the BGS Corp. shareholders’ best interests.

•
BGS Corp.’s chairman has contractually agreed that, if BGS Corp. liquidates prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.15 per share by the claims of target businesses or claims of vendors or other entities that are owed money by BGS Corp. for services rendered or contracted for or products sold to it.  Therefore, BGS Corp.’s chairman has a financial interest in consummating any business combination, thereby resulting in a conflict of interest.  BGS Corp.’s chairman or his affiliates could influence BGS Corp.’s officers’ and directors’ motivation in pursuing TransnetYX as a target and therefore there may be a conflict of interest when the directors and officers determine whether the Business Combination is in the BGS Corp. shareholders’ best interests.

•
If the Business Combination with TransnetYX is completed, Patrick Imeson and Robert Bean of TransnetYX and Cesar Baez of BGS Corp. will serve as directors of BGS Acquisition.  Additionally, TransnetYX and BGS Corp. will collectively designate four independent members to the board of directors of BGS Acquisition.

•
The exercise of BGS Corp.’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interests of BGS Corp.’s shareholders.

Anticipated Accounting Treatment

The Transaction Merger will be accounted for as a “reverse merger” and recapitalization since the sellers of TransnetYX will control the combined company immediately following the completion of the transaction.  TransnetYX will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of TransnetYX.  Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements will be those of TransnetYX and will be recorded at the historical cost basis of TransnetYX.  BGS Corp.’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of TransnetYX after consummation of the acquisition.

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Merger Agreement, a copy of which is attached as Annex A hereto, in its entirety because it is the primary legal document that governs the Transaction Merger.  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide information regarding the terms of the Business Combination.  The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty to the extent material to an investment decision have been included in this Offer to Purchase and we are not aware of any other specific material facts that contradict the representations or warranties in the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.  BGS Acquisition and TransnetYX do not believe that these schedules contain information that is material to an investment decision.  The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Offer to Purchase and the annexes hereto.

General Description of the Merger Agreement

On June 26, 2013, BGS Corp., BGS Acquisition, Black Diamond, all of the Class A members of Black Diamond, certain Preferred Members of Black Diamond and Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of Black Diamond, or the BDH Manager, entered into a Merger and Share Exchange Agreement, or the Original Agreement.

Black Diamond acquires controlling interests in and actively manages small and development-stage companies. Black Diamond currently owns and manages certain businesses as its subsidiaries, and holds minority interests in several portfolio companies.  Black Diamond is the majority stockholder in TransnetYX.

Following execution of the Original Agreement, BGS Corp. performed additional diligence on Black Diamond and its portfolio companies.  In addition, the parties carefully reviewed the transaction structure under the Original Agreement for tax and other efficiencies.  After reviewing the economics of the transaction and the results of additional diligence on the Black Diamond portfolio companies, the parties determined that there were complications involving the many different subsidiaries and the structuring of the deal and that the best option would be for BGS Corp. to acquire TransnetYX on a standalone basis, leaving the other portfolio companies under the private ownership of Black Diamond.  TransnetYX was chosen because it had an operating business that had a demonstrated steady growth rate and scalable services.  After review of various structuring options and performing financial due diligence on TransnetYX, the parties agreed to amend and restate the Original Agreement to reflect the merger of only that portfolio company.

On August 13, 2013, BGS Corp., BGS Acquisition and Merger Sub entered into the Amended and Restated Merger and Share Exchange Agreement, or the Merger Agreement, with TransnetYX, Black Diamond and the BDH Manager, pursuant to which BGS Corp. will merge with and into BGS Acquisition and TransnetYX will merge with and into a wholly owned subsidiary of BGS Acquisition, Merger Sub.  As consideration in this merger, BGS Acquisition will issue to the stockholders of record of TransnetYX 8,000,000 shares of the common stock of BGS Acquisition on a pro rata basis and will pay an aggregate of $15.0 million in cash, up to $11.0 million of which may be paid in additional shares of common stock of BGS Acquisition if there is not adequate cash to accommodate a $15.0 million payment to the stockholders of TransnetYX and have $6.0 million available in the surviving company for payment of transaction expenses and working capital purposes.  Two million of the shares of Common Stock of BGS Acquisition held by Black Diamond immediately following the Business Combination will be subject to the Lock-up Agreement that will limit Black Diamond’s ability to dispose of those shares until the earlier of the post-Business Combination operating company achieving gross revenues in fiscal year 2015 in excess of $60 million or December 31, 2020.  In addition, the stockholders of TransnetYX may receive up to an additional 8,000,000 shares of the Common Stock of BGS Acquisition based on the gross revenues of the post-Business Combination operating company in fiscal year 2015.

In connection with the consummation of the Transaction Merger with TransnetYX, BGS Corp. intends to conduct the Offer of then outstanding Ordinary Shares for cash. There can be no assurance that we will be able to consummate the Transaction Merger with TransnetYX.

Acquisition of TransnetYX

Upon the closing of the transactions contemplated in the Merger Agreement, the Closing, TransnetYX will merge with and into Merger Sub, with Merger Sub as the surviving entity.

Merger Consideration

As consideration in the Transaction Merger, BGS Acquisition will issue to the stockholders of record of TransnetYX at least 8,000,000 shares of the Common Stock of BGS Acquisition on a pro rata basis and will pay a maximum of $15.0 million in cash, the Cash Payment, to the extent there is enough cash at Closing to accommodate a $15.0 million cash payment to the stockholders of TransnetYX and have $6.0 million in cash available in the surviving entity for payment of transaction expenses and working capital purposes. Otherwise, up to $11.0 million of the Cash Payment may be paid in additional shares of Common Stock at the election of Black Diamond.  Two million of the shares of Common Stock held by Black Diamond immediately following the Business Combination, the Lock-up Common Stock, will be subject to the Lock-up Agreement that will limit Black Diamond’s ability to dispose of those shares until either (1) the post-Business Combination operating company achieves gross revenues in fiscal year 2015 in excess of $60 million or (2) December 31, 2020.

In addition, TransnetYX stockholders will be entitled to receive up to an additional 8,000,000 shares of the common stock of BGS Acquisition on a pro rata basis as an earn out based on the gross revenues of TransnetYX in fiscal year 2015, the Earn-Out Common Stock. To the extent the gross revenues of TransnetYX in the fiscal year ended December 31, 2015 exceed $40,000,000, BGS Acquisition will issue to the stockholders of TransnetYX, on a pro rata basis, a number of shares of BGS Acquisition Common Stock equal to certain percentages of gross revenues in accordance with the following table:

Gross Revenues	Percentage of Gross Revenue	Shares to be Issued as a Percentage of Gross Revenue
≤$45 million	10%	4,000,000 up to 4,500,000
>$45 million up to $50 million	12%	up to an additional 600,000
>$50 million up to $55 million	16%	up to an additional 800,000
>$55 million up to $60 million	22%	up to an additional 1,100,000
>$60 million and up	30%	up to an additional 1,000,000

Redomestication Merger and TransnetYX Shares Conversion

Immediately prior to the Transaction Merger, BGS Corp. will be merged with and into BGS Acquisition, whereupon the separate corporate existence of BGS Corp. will cease and BGS Acquisition will continue as the surviving corporation. In connection with the Redomestication, BGS Corp.’s issued and outstanding capital stock will be converted as follows:

•	Each of the 1,817,683 Public Shares will be converted automatically into one substantially equivalent share of BGS Acquisition’s Common Stock;

•
Each of the 4,000,000 Public Warrants will be converted into a substantially equivalent warrant to purchase Common Stock, each exercisable for one share of Common Stock at $10.00 per share, or the BGS Acquisition Warrants;

•
The 1,333,333 Founder Shares will be converted automatically into 666,667 shares of Common Stock which will not be transferable until the date (1) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (2) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (3) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (4) with respect to 25% of such Common Stock, that the closing price of the Common Stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination;

•
Each of the 3,266,667 Sponsor Warrants will be converted into 1/20th of a share of Common Stock for a total of 163,333 shares of Common Stock, one-half of which will not be transferable until the date when the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and one-half of which will not be transferable until the date when the closing price of the Common Stocks exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination; and

•
Each of the 340,000 unit purchase options of BGS Corp. held by the underwriters will be converted into one substantially equivalent purchase option to acquire one share of Common Stock and one BGS Acquisition Warrant.

Also immediately prior to the Transaction Merger, the holders of TransnetYX securities will convert their shares of preferred stock, options, warrants and any accrued but unpaid dividends in TransnetYX into shares of TransnetYX common stock.  The shares of common stock issued as a result of these conversions, along with the outstanding shares of common stock of TransnetYX will constitute all of the issued equity in TransnetYX.  All such equity in TransnetYX will be exchanged, as a result of the Transaction Merger, for the merger consideration described above.

Minimum Cash Requirement

To consummate the Transaction Merger, there must be at least $10 million in BGS Acquisition, or the Minimum Cash Requirement, that is used to (1) provide $6 million in working capital to the survivor entity, Merger Sub, which will include the payment of certain Business Combination-related expenses, and (2) pay at least $4 million to the stockholders of TransnetYX on a pro rata basis.  To the extent that there is more than $10 million in cash remaining in BGS Acquisition at the time of the Transaction Merger, then the additional cash, in accordance with the terms of the Merger Agreement, will either be (A) used for additional working capital by TransnetYX, (B) distributed to the stockholders on a pro rata basis (until the stockholders have received a total of $95 million in value, including all cash and all Common Stock distributed as consideration in the Transaction Merger), or (C) used to pay the finance fees discussed below.

Finance Fees

There are two fees owed to PrinceRidge as a result of the Business Combination: a deferred corporate transaction fee equal to 2% of the value of BGS Corp.’s initial public offering, or $800,000, that is related to the underwriters’ underwriting agreement with BGS Corp., and a transaction fee related to the Business Combination equal to $1,500,000.  To the extent that there is cash in BGS Acquisition in excess of the Minimum Cash Requirement following the Transaction Merger, BGS Acquisition will use a portion of that additional cash to pay these fees to PrinceRidge in cash in accordance with the following schedule: to the extent the available cash is less than $15,800,000, BGS Acquisition will pay both fees to PrinceRidge in Common Stock.  To the extent the available cash exceeds $15,800,000 but is less than $18,000,000, BGS Acquisition will pay the deferred corporate finance fee payable to PrinceRidge in cash and the transaction fee payable to PrinceRidge in Common Stock.  To the extent the available cash exceeds $18,000,000 but is less than $20,000,000, BGS Acquisition will pay the deferred corporate finance fee payable to PrinceRidge and one half of the transaction fee payable to PrinceRidge in cash, with the remaining one half of the transaction fee payable to PrinceRidge paid in Common Stock.  To the extent the available cash exceeds $20,000,000, both the deferred corporate finance fee and the transaction fee payable to PrinceRidge will be paid in cash.

Closing and Effective Time of the Transaction Merger

The Transaction Merger is expected to be consummated no later than three business days following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Transaction Merger,” unless the parties agree in writing to hold the Closing at another time but no later than November 26, 2013.

Conditions to Closing of the Transaction Merger

The obligations of the parties to the Merger Agreement to consummate the Transaction Merger are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Merger Agreement before consummation of the Transaction Merger:

•	No provisions of any applicable law, and no order shall prohibit or impose any condition on the consummation of the Closing.

•	There shall not be any action brought by a third party non-affiliate to enjoin or otherwise restrict the consummation of the Closing.

•	The Redomestication shall have been consummated and the applicable filings made in the appropriate jurisdictions.

•	The SEC shall have declared this Registration Statement effective. No stop order suspending the effectiveness of this Registration Statement or any part thereof shall have been issued.

The obligation of BGS Corp. to consummate the Transaction Merger is subject to satisfaction of the following conditions (or waiver in writing by BGS Corp.):

•	TransnetYX, Black Diamond and the BDH Manager shall have duly performed all of their obligations under the Merger Agreement required to be performed by them at or prior to the Closing Date.

•
All of the representations and warranties of TransnetYX, Black Diamond and the BDH Manager contained in the Merger Agreement, the ancillary agreements to the Merger Agreement, and in any certificate delivered by Black Diamond or the BDH Manager pursuant hereto, disregarding all qualifications and exceptions contained therein relating to knowledge, materiality or material adverse effect, shall: (1) be true, correct and complete (A) at and as of the date of the Merger Agreement, or, (B) if otherwise specified, when made or when deemed to have been made, and (2) be true, correct and complete as of the Effective Time, in the case of (1) and (2) with only such exceptions as could not in the aggregate reasonably be expected to have a material adverse effect.

•
There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a material adverse effect, regardless of whether it involved a known risk.

•
No court, arbitrator or other authority shall have issued any judgment, injunction, decree or order, or have pending before it a proceeding for the issuance of any thereof, and there shall not be any provision of any applicable law restraining or prohibiting the consummation of the Transaction Merger, the ownership by BGS Acquisition of any of the TransnetYX securities or the effective operation of the business by Merger Sub after the Closing Date.

•
BGS Acquisition shall have received all documents it may reasonably request relating to the existence of TransnetYX and each of its subsidiaries and the authority of TransnetYX, Black Diamond and the BDH Manager to enter into and perform under the Merger Agreement, all in form and substance reasonably satisfactory to BGS Acquisition and its legal counsel.

•	BGS Acquisition shall have received originals or copies of the organizational record books, minute books, stock ledgers and stock transfer books of each of the TransnetYX companies.

•
BGS Acquisition shall be fully satisfied, in its sole discretion exercised in good faith, with the results of its and its representatives’ review of the business, the TransnetYX securities and TransnetYX’s operations (including any review of the capitalization, assets, processes, systems, financial condition and prospects of the business and TransnetYX), provided that no such review shall alter any representation or warranty.

•	BGS Acquisition shall have received copies of all consents, in form and substance reasonably satisfactory to BGS Acquisition, and no such third party consent shall have been revoked.

•
TransnetYX and BDH Manager shall have delivered to BGS Acquisition documents satisfactory to BGS Acquisition to evidence the release of all liens on any of TransnetYX’s securities and, other than certain liens permitted pursuant to the Merger Agreement, any portion of the TransnetYX’ assets and the filing of appropriate UCC-3 Amendment (Termination) Statements or other termination documents.

•
BGS Acquisition shall have received from Black Diamond and the BDH Manager a general release of all claims against TransnetYX and its officers, directors, employees and affiliates (other than BGS Acquisition solely in connection with the Merger Agreement and any additional agreements) in form satisfactory to BGS Acquisition.

•
The key personnel shall have executed confidentiality and non-solicitation agreements and the same shall be in full force and effect, and TransnetYX shall have entered into employment agreements with each of its employees to the extent required by law, and satisfied all accrued obligations of TransnetYX applicable to its employees.

•
BGS Acquisition shall have received a certificate that meets the requirements of Treasury Regulation Section 1.897-2(h)(1), dated within thirty (30) calendar days prior to the Closing Date and in form and substance reasonably satisfactory to BGS Acquisition along with written authorization for BGS Acquisition to deliver such notice form to the IRS on behalf of TransnetYX upon Closing.

•	BGS Corp. and BGS Acquisition shall have received final disclosure schedules.

•	BGS Acquisition shall have received copies of all outstanding permits, each of which shall be valid and in full force and effect, and no outstanding permit shall have been revoked.

•	The available cash to BGS Acquisition following the Transaction Merger shall be an amount no less than $10 million.

•
BGS Acquisition shall have completed, and be satisfied in all respects with, the results of its ongoing due diligence investigation of the business, assets, operations, financial condition, contingent liabilities, prospects and material agreements of the TransnetYX and relating to TransnetYX’s assets.  BGS Acquisition’s satisfaction of the foregoing shall be determined in its sole discretion.

The obligation of TransnetYX to consummate the Transaction Merger is subject to satisfaction of the following conditions (or waiver in writing by TransnetYX):

•
each of BGS Corp. and BGS Acquisition shall have performed in all material respects all of their respective obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date;

•
the representations and warranties of BGS Corp. contained in the Merger Agreement, and in any certificate or other writing delivered by BGS Corp. or BGS Acquisition pursuant to the Merger Agreement, disregarding all qualifications and expectations contained therein relating to materiality shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date;

•	Black Diamond and TransnetYX shall have received a certificate signed by an authorized officer of BGS Corp. and BGS Acquisition regarding the first two points; and

•	BGS Acquisition shall have executed and delivered each ancillary agreement to which it is a party.

Termination

The Merger Agreement may be terminated prior to the Closing as follows:

•	by mutual written agreement of BGS Corp. and TransnetYX.

•
by written notice by either BGS Corp. or TransnetYX if any of the closing conditions set forth in the Merger Agreement have not been satisfied by BGS Corp. or TransnetYX, as the case may be (or waived by BGS Corp. or TransnetYX, as the case may be) by the Business Combination Deadline. However, the right to terminate shall not be available to BGS Corp. or TransnetYX if the failure by BGS Corp., on one hand, or TransnetYX, on the other hand, to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Business Combination to occur on or before the Closing.

•
by written notice by BGS Corp. on or prior to the Closing Date, without prejudice to any rights or obligations BGS Corp. may have, if (1) TransnetYX or Black Diamond has materially breached any representation or warranty or breached any agreement or covenant contained in the Merger Agreement or any ancillary agreement to be performed on or prior to the Closing Date and such breach has not been cured by the earlier of the Business Combination Deadline and fifteen (15) days following receipt by Black Diamond of a notice describing in reasonable detail the nature of such breach, or (2) the further diligence performed on TransnetYX and its subsidiaries and the additional or updated disclosure schedules provided following the execution of the Merger Agreement disclose material information that was not available prior to the execution of the Merger Agreement that would have had an adverse effect on the analyses of the Business Combination, or (3) TransnetYX, Black Diamond or the BDH Manager fail to provide material information required for accurate disclosure in the Offer documents or this Offer to Purchase.

•
by written notice by TransnetYX or Black Diamond giving notice to BGS Corp., without prejudice to any rights or obligations of Black Diamond or TransnetYX may have, if BGS Corp. shall have materially breached any of its covenants, agreements, representations, and warranties contained in the Merger Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Business Combination Deadline and fifteen (15) days following receipt by BGS Corp. of a notice describing in reasonable detail the nature of such breach.

Fees and Expenses

All expenses incurred in connection with the Merger Agreement and the Business Combination prior to the Closing Date will be paid by the party incurring such expense; provided, however, in the event the Business Combination is completed, Merger Sub shall use part of the $6,000,000 Minimum Contribution to pay fees of BGS Corp. and TransnetYX related to the Business Combination.

Management and Board of Directors Following the Business Combination

Immediately following the Closing, the board of directors of BGS Acquisition shall consist of seven members, four of whom shall be appointed by Black Diamond and three of whom shall be appointed by BGS Acquisition.  Following the Closing, officers of TransnetYX shall serve as the officers of BGS Acquisition and Merger Sub, namely: Robert Bean (Chairman, President and Chief Executive Officer), Eric Altman (Chief Financial Officer), Michael Gahan (Vice President of Operations), Jean Wolaver (Vice President of System Quality and Development) and John Minnick (Vice President of Information Technologies).

Tender Offer

Prior to Closing BGS Corp. is obligated by its memorandum and articles of association to undertake a tender offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act. Through the Offer, shareholders of BGS Corp. will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the consummation of the Business Combination.

Representations and Warranties

In the Merger Agreement, TransnetYX, Black Diamond and the BDH Manager, collectively, the Representing Parties, make certain representations and warranties. These representations and warranties, among others, relate to the following: (1) Corporate Existence and Power; (2) Authorization; (3) Governmental Authorization; (4) Non-Contravention; (5) Capitalization; (6) Organizational Documents; (7) Corporate Records; (8) Affiliates; (9) Assumed Names; (10) Subsidiaries; (11) Consents; (12) Financial Statements; (13) Books and Records; (14) Absence of Certain Changes; (15) Properties; Title to the Assets; (16) Litigation; (17) Contracts; (18) Insurance; (19) Licenses and Permits; (20) Compliance with Laws; (21) Intellectual Property; (22) Customers and Suppliers; (23) Accounts Receivable and Payable; Loans; (24) Pre-payments; (25) Employees; (26) Employment Matters; (27) Withholding; (28) Employee Benefits and Compensation; (29) Real Property; (30) Accounts; (31) Tax and Other Returns and Reports; (32) Environmental Laws; (33) Finders’ Fees; (34) Powers of Attorney and Suretyships; (35) Directors and Officers; (36) Other Information; (37) Certain Business Practices; (38) Money Laundering Laws; (39) Office of Foreign Asset Control Compliance; (40) Occupational Safety and Health; (41) Health Insurance Portability and Accountability Act Compliance; and (42) Suspension of Products.

Certain of the representations and warranties are qualified by materiality or material adverse effect.  For the purposes of the Merger Agreement, material adverse effect means any material adverse change or a material adverse effect, individually or in the aggregate, on the condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of a party to the Merger Agreement, taken as a whole, whether or not arising from transactions in the ordinary course of business.

Covenants of the Parties

Each of BGS Corp. and TransnetYX has agreed to use their commercially reasonable efforts to take all necessary actions to effect the Transaction Merger and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transaction Merger.  TransnetYX also covenanted to conduct its business in a manner consistent with past practice, to consult with BGS Corp. and obtain the permission of the other party before, among other things, amending any of its organizational documents, modifying, terminating or waiving any material right under any material contract, making any large salary increases, closing or materially reducing any of its activities, or assuming additional obligations or liabilities other than in the ordinary course of business consistent with past practice.  In addition, BGS Corp. and TransnetYX shall prepare, and BGS Acquisition shall file, a registration statement under the Securities Act registering the Common Stock issued as part of the merger consideration. The Merger Agreement also contains covenants related to notifications, exclusivity, the provision of material information, access to information and confidentiality.

Indemnification

Until the third anniversary of the date of the Merger Agreement, the Representing Parties have agreed, jointly and severally, to indemnify BGS Acquisition and its affiliates from any damages arising from (a) any breach of any representation, warranty or covenant made by the Representing Parties, (b) any actions by any third parties with respect to TransnetYX’s business for any period on or prior to the Closing Date, (c) the violation of any laws in connection with or with respect to the operation of the business on or prior to the closing date, (d) any claims by any employee of TransnetYX or any of its subsidiaries or portfolio companies, (e) any taxes attributable to the period prior to closing or (f) any sales, use, transfer or similar tax imposed on BGS Acquisition or its affiliates as a result of the transactions contemplated by the Merger Agreement. The indemnification obligations of the Representing Parties are capped at the amount of cash held by BGS Acquisition immediately following the effectiveness of the Redomestication.  In addition, until the third anniversary of the date of the Merger Agreement, Black Diamond has agreed to provide a strict indemnity for any breaches of the representations and warranties by the Representing Parties regarding the capitalization of TransnetYX.

Until the third anniversary of the date of the Merger Agreement, BGS Corp. and BGS Acquisition have agreed to indemnify the Representing Parties and their affiliates from any damages arising from any breach of any representation, warranty or covenant made by BGS Corp. or BGS Acquisition. The indemnification obligations of BGS Corp. and BGS Acquisition are capped at the amount of cash held by BGS Acquisition immediately following the effectiveness of the Redomestication.

Trust Account Waiver

TransnetYX and Black Diamond agreed that they do not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the trust account, or make any claim against the trust account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between BGS Corp. and TransnetYX, the Merger Agreement or any other matter.

Public Announcements

BGS Corp. and TransnetYX agreed not to make any public announcement with respect to the Merger Agreement or the Transaction Merger without the prior written consent of the other parties, except to the extent required by applicable law or the rules and regulations of a securities exchange, and in such case the party making such announcement shall provide the other parties with reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

Related Agreements

Prior to the closing of the Transaction Merger, BGS Corp., TransnetYX and stockholders of TransnetYX holding a majority of the issued and outstanding TransnetYX common stock will enter into a Lock-Up Agreement related to the Transaction Merger.

Lock-Up Agreement

The Lock-Up Agreement will be entered into by BGS Acquisition and Black Diamond, pursuant to which 2,000,000 shares of Lock-Up Common Stock held by Black Diamond following the closing of the Business Combination will be restricted from sale or transfer until the first to occur of (1) the gross revenue of Merger Sub for fiscal year 2015 exceeding $60,000,000 or (2) December 31, 2020.

Registration Rights Agreement

As a condition to the consummation of the Business Combination, BGS Acquisition agreed to enter into Registration Rights Agreements with Black Diamond and the TransnetYX stockholders that provide for the registration of the Earn-out Common Stock and the Lock-up Common Stock, however, the parties intend to waive this condition in connection with BGS Acquisition registering the Earn-out Common Stock and the Lock-up Common Stock pursuant to its Registration Statement on Form S-4.

The description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Annex A.

Appraisal Rights

In connection with the Transaction Merger, record holders of TransnetYX common stock who comply with the procedures summarized below will be entitled to appraisal rights if the Transaction Merger is completed. Under Section 262 of the DGCL, as a result of the completion of the Transaction Merger, holders of shares of TransnetYX common stock with respect to which appraisal rights are properly exercised and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the Transaction Merger (exclusive of any element of value arising from the accomplishment or expectation of the Transaction Merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. On October 17, 2013, the stockholders of TransnetYX holding a majority of the issued and outstanding shares of the voting stock of TransnetYX executed a written consent in lieu of a stockholder meeting to approve and adopt the Merger Agreement. TransnetYX is required to send a notice of the taking of the corporate action without a stockholder meeting to each stockholder not executing the written consent promptly after the action is taken.  TransnetYX is also required to send a notice of appraisal rights to each stockholder prior to the effective date of the Transaction Merger. The notice of the taking of the corporate action without a stockholder meeting and the notice of appraisal rights will be first mailed to stockholders on October 21, 2013. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the proposal to adopt the Merger Agreement and (b) deliver a written demand for appraisal of the stockholder’s shares to the Secretary of TransnetYX within 20 days after the date of mailing of the corporate action without a stockholder meeting and the notice of appraisal rights.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in making the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the Transaction Merger.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform TransnetYX of the identity of the record holder and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: TransnetYX Holding Corp., 8110 Cordova Road, Suite 119, Cordova, Tennessee 38016, Attention: Eric Altman, Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by TransnetYX prior to the meeting. Neither voting against, abstaining from voting on or failing to vote on the proposal to adopt the Merger Agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of the proposal to adopt the Merger Agreement.

Within 120 days after the effective time of the Transaction Merger, either the surviving corporation in the Transaction Merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner of the stock for which a demand for appraisal has been properly made, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Transaction Merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Transaction Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the Transaction Merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered  acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of Transaction Merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Transaction Merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, but not limited to, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the Transaction Merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration to which the stockholder is entitled pursuant to the Transaction Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Transaction Merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the merger consideration as provided for in the Merger Agreement. Inasmuch as the parties to the Merger Agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL.

BGS Corp.’s Reasons to Enter into the Transaction

BGS Corp. is a blank check company formed for the purpose of engaging in a business combination with one or more operating businesses or assets.  When BGS Corp. began searching for a business combination partner, it. intended to, and did, focus on operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market; however, BGS Corp. retained the right to pursue acquisition opportunities in other geographic regions.  BGS Corp. had the right to pursue an acquisition opportunity in any business industry or sector, though it intended to focus on industries or sectors that complement its management team’s background and investment experience.  The areas of expertise initially identified by BGS Corp. were the food, industrial technology, media and communications, agribusiness and hospitality sectors.  While TransnetYX does not fit specifically in any of these named areas, BGS Corp. management has significant experience with private equity investments and similar holding companies that manage multiple portfolio companies, like Black Diamond, and has been very involved in running portfolio companies in various industries.  When choosing a target company for a business combination, BGS Corp. was able to focus on other geographic regions or industries if it believed those regions or industries were better able to provide attractive financial returns to its investors.  After evaluating many opportunities, BGS Corp. determined that it was not going to be able to find a target that fit within the geographic and industry guidelines originally set forth by the company and broadened its scope to include additional geographic areas and industries.

BGS Corp. then broadened its search for a company that would be appropriate for a business combination.  In so doing, the principals at BGS Corp. identified Black Diamond, a diversified holding company, which was a structure that BGS Corp. principals were comfortable with given their extensive background with private equity companies, as a target for a business combination.  As discussed above under “General Description of the Merger Agreement,” after evaluating the Black Diamond portfolio companies, BGS Corp. determined that TransnetYX would be the best target for the Business Combination.

At its meeting on August 12, 2013, the board of directors of BGS Corp. voted unanimously to enter into the Merger Agreement and complete the Business Combination with TransnetYX.  The board of directors of BGS Corp. concluded that the Business Combination and the related transactions are in the best interests of BGS Corp.’s shareholders and that the consideration to be paid in the Transaction Merger with TransnetYX and the related transactions is fair to BGS Corp.

The board of directors of BGS Corp. considered many factors in making its decision:

•	various industry and financial data;

•	TransnetYX’s operational information and financial data supplied by TransnetYX’s management, including:

•	despite a history of losses there is a steady growth rate in the mouse diagnostics business;

•	scalability of the business and strong potential of the human genetic testing market;

•	TransnetYX’s patented process for automated genomic testing; and

•	possibility to expand into adjacent testing areas, which provide substantial room for growth;

•	certain forward looking assumptions and projections of TransnetYX’s industry, market and business;

•
certain valuation metrics that were compiled in order to determine that the consideration to be paid in the Transaction Merger with TransnetYX and the related transactions is fair, from a financial perspective, to BGS Corp. and in the best interests of BGS Corp. and its shareholders;

•	TransnetYX is a small company which may limit the interest of potential investors;

•	much of TransnetYX’s growth is based off of the Harmonyx business, which has yet to prove its commercial viability;

•	the potential value to BGS Corp. shareholders who choose to participate in the business combination;

•	the likelihood of being able to complete a business combination with TransnetYX; and

•	the fact that the BGS Corp. shareholders would have an opportunity to tender their Public Shares for cash if any of them decided not to participate in the Business Combination with TransnetYX.

BGS Corp.’s board of directors did not assign relative weights to the specific factors it considered, but instead considered the transaction as a whole and found it to be overall favorable to the BGS Corp. shareholders.

TransnetYX’s Reasons to Enter into the Transaction

At its meeting on August 12, 2013, TransnetYX’s board of directors voted unanimously to enter into the Merger Agreement and to recommend that TransnetYX shareholders vote to approve the Merger Agreement. In the course of reaching its decision to adopt the Merger Agreement, TransnetYX’s board of directors consulted with TransnetYX’s management, as well as its outside legal counsel and carefully considered the following material factors:

•	certain financial data, due diligence and publically available materials with respect to BGS Corp.;

•	information concerning the business, operations, competitive position and prospects of TransnetYX following the Transaction Merger;

•	the ability of BGS Acquisition to have access to U.S. capital markets upon completion of the Transaction Merger;

•	the amount and form of the consideration to be received by TransnetYX stockholders in the Transaction Merger, including the ability of the TransnetYX stockholders to receive the Earn-Out Common Stock;

•	that the Minimum Cash Requirement would provide $6 million in working capital to BGS Acquisition;

•	the intended treatment of the Transaction Merger as a tax-free reorganization for U.S. federal income tax purposes;

•	the role that TransnetYX’s current management is expected to play in the management of BGS Acquisition;

•
that three members of TransnetYX’s board of directors would become directors of the BGS Acquisition and that TransnetYX’s Chairman and Chief Executive Officer would become the Chairman and Chief Executive Officer of BGS Acquisition; and

•	the availability of appraisal rights under Delaware law for TransnetYX stockholders who do not vote in favor of the Transaction Merger.

In view of the number and wide variety of factors considered in connection with its evaluation of the Transaction Merger and the complexity of these matters, TransnetYX’s board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. In addition, the TransnetYX board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to its ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with TransnetYX’s management. In considering the factors described above, individual members of the board of directors may have given different weight to different factors. TransnetYX’s board of directors considered all of the above factors together and, on the whole, considered them to be favorable to, and to support, its determination.

THE OFFER

Number of Ordinary Shares; Purchase Price; No Proration

Number of Ordinary Shares

Upon the terms and subject to certain conditions of the Offer, we will purchase up to 832,461 Ordinary Shares validly tendered and not properly withdrawn, in accordance with the “Withdrawal Rights” described below, before the Expiration Date, at a Purchase Price of $10.15 per share, net to the seller in cash, without interest, for an aggregate Purchase Price of up to $8.4 million, as further described below under the heading “Purchase Price.”

In accordance with the rules of the SEC, in the event that more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer, we may, and we expressly reserve our right to, accept for payment an additional amount of shares pursuant to the 2% Increase without amending the Offer or extending the Expiration Date.  If any of the offer conditions are not met, we may amend, terminate or extend the Offer.  If we terminate the Offer, we will NOT: (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement. If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.

Only Ordinary Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer.  All Ordinary Shares tendered and not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly following our termination of the Offer or the Expiration Date.

Purchase Price

The Purchase Price is $10.15 per share.  Pursuant to our memorandum and articles of association, the Purchase Price has been calculated based on the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (not otherwise released to BGS Corp.) but net of taxes payable, divided by the total number of outstanding Ordinary Shares sold as part of the Units in our initial public offering.  We are required to conduct the Offer in accordance with the terms of our memorandum and articles of association.  See “The Offer — Extension of the Offer; Termination; Amendment.”

If we modify the price that may be paid for Ordinary Shares from $10.15, then the Offer must remain open for at least 10 business days following the date that notice of the modification is first published, sent or given.  For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m.  through 12:00 midnight, New York City time.  See “The Offer — Extensions of the Offer; Termination; Amendment.”

No Proration

There will be no proration in the event of an over-subscription of the Offer.

In order for the Business Combination to be consummated, and without giving effect to any purchases pursuant to the 2% Increase, no more than 832,461 Ordinary Shares can be validly tendered and not properly withdrawn pursuant to the Offer.  If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn, and we do not exercise our right pursuant to the 2% Increase to purchase additional Ordinary Shares, or if we are unable to satisfy the other offer conditions, we may amend, terminate or extend the Offer.  Accordingly, we will not offer proration in the Offer.  If we terminate the Offer, we will NOT: (1) purchase any Ordinary Shares pursuant to the Offer or (2) consummate the Business Combination in accordance with the terms of the Merger Agreement, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense upon expiration or termination of the Offer.  If more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer and we terminate the Offer, we will commence winding up of our affairs and will liquidate without completing a business combination.  See “The Merger Agreement — Conditions to the Closing of the Business Combination” for a description of conditions to consummation of the Business Combination.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Public Shares and will be furnished to brokers, dealers and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on BGS Corp’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Ordinary Shares.

Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer

BGS Corp., BGS Acquisition, Merger Sub, TransnetYX, Black Diamond and BDH Manager executed the Merger Agreement on August 13, 2013.  In connection with the Business Combination, BGS Acquisition is offering to purchase up to 832,461 of its outstanding Ordinary Shares as contemplated by the Offer.  The Offer provides our shareholders an opportunity to have BGS Corp. redeem their Ordinary Shares for a pro-rata portion of our Trust Account as required by our memorandum and articles of association, and as disclosed in the prospectus for our initial public offering.

Our intention is to consummate the Business Combination.  Our board of directors has unanimously (1) approved the Offer, (2) declared the advisability of the Business Combination and approved the Merger Agreement, the agreements and the transactions contemplated thereby and (3) determined that the Business Combination is in the best interests of the shareholders of BGS Corp. and, if consummated, would constitute our initial business combination pursuant to our memorandum and articles of association.  If you tender your Ordinary Shares pursuant to the Offer, you will not be participating in the Business Combination because you will no longer hold such Ordinary Shares in BGS Corp. following the consummation of the Business Combination.  Therefore, our board of directors unanimously recommends that you do not accept the Offer with respect to your Ordinary Shares.

The members of our board of directors will directly benefit from the Business Combination and have interests in the Business Combination that may be different from, or in addition to, the interests of BGS Corp. shareholders.  See “The Business Combination — Certain Benefits of BGS Corp.’s Directors and Officers and Others in the Business Combination.”  You must make your own decision as to whether to tender your Ordinary Shares pursuant to the Offer and, if so, how many Ordinary Shares to tender.  In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer.  You should discuss whether to tender your Ordinary Shares with your broker, if any, or other financial advisor.

Certain Effects of the Offer

Approximately $8.4 million will be required to purchase the Ordinary Shares in the Offer at the Purchase Price of $10.15 per share if the Offer is fully subscribed.  In addition, we estimate approximately $2.5 million will be required to pay fees and expenses specifically related to the Offer and Business Combination, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of the Offer materials and other services related to the Offer.  In addition, pursuant to an underwriting agreement dated March 20, 2012 between BGS Corp. and PrinceRidge, our underwriter for the initial public offering, we will be required to pay $800,000 (2.0% of the gross proceeds from the initial public offering) to PrinceRidge as a deferred corporate finance fee upon consummation of the Business Combination.  Pursuant to an engagement and fee letter dated August 16, 2012 between BGS Corp. and PrinceRidge, we will also be required to pay a success fee equal to 1.5 million to PrinceRidge upon the consummation of the Business Combination.  Depending upon the level of shareholder participation in the Offer, the $800,000 in deferred corporate finance fees and the $1.5 million success fee may be paid in cash or Ordinary Shares.

The purchase of Ordinary Shares in the Offer will be funded by BGS Corp. from the initial public offering proceeds held in our Trust Account, which will be released to us upon consummation of the Business Combination.  Assuming the Business Combination is successfully completed, we believe that our anticipated financial condition, cash flow and access to capital will provide us with adequate financial resources to meet our working capital requirements and to fund our activities.

Our securities are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC.  BGS Acquisition has filed a Registration Statement on Form S-4 with the SEC to register the distribution of the securities issuable by BGS Acquisition to BGS Corp. and TransnetYX’s shareholders in connection with the Business Combination.  Once the BGS Acquisition securities are registered under the Exchange Act, BGS Acquisition will become subject to similar disclosure requirements.  In addition, BGS Corp.’s Ordinary Shares are currently listed on Nasdaq.  In connection with the Redomestication, you will exchange your Ordinary Shares for shares of Common Stock in BGS Acquisition.  It is intended that the Common Stock will be listed on Nasdaq; however, there can be no assurance concerning BGS Acquisition’s ability to meet Nasdaq’s qualification standards.  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to BGS Acquisition.”

Ordinary Shares acquired pursuant to the Offer will initially be held as treasury shares, but will be cancelled in connection with the Redomestication.

Except as disclosed in this Offer to Purchase, including, without limitation, under the headings “The Business Combination,” “The Merger Agreement,” “The Business Combination—Related Agreements,” “The Offer—Material U.S. Federal Income Tax Considerations— Non-Participation in the Offer” and “Price Range of Securities and Dividends,” BGS Corp. currently has no active plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving BGS Corp.;

•	any purchase, sale or transfer of a material amount of assets of BGS Corp.;

•	any material change in BGS Corp.’s present dividend rate or policy, indebtedness or capitalization;

•	any other material change in BGS Corp.’s business;

•	any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of any material amount of additional securities of BGS Corp., or the disposition of any material amount of securities of BGS Corp.; or

•	any changes to BGS Corp.’s memorandum and articles of association.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Procedures for Tendering Shares

Valid Tender of Ordinary Shares

For a shareholder to make a valid tender of Ordinary Shares pursuant to the Offer, the Depositary must receive, at its address set forth on the back cover of this Offer to Purchase, and prior to the Expiration Date, the certificates for the Ordinary Shares you wish to tender, or confirmation of receipt of the Ordinary Shares pursuant to the procedure for book-entry transfer described below, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other required documents.

If a broker, dealer, commercial bank, trust company or other nominee holds your Ordinary Shares, you must contact your broker or nominee to tender your shares.  It is likely they have an earlier deadline for you to act to instruct them to tender shares on your behalf.  We urge shareholders who hold Ordinary Shares through nominees to consult their nominees to determine whether transaction costs may apply if shareholders tender Ordinary Shares through the nominees and not directly to the Depositary.

Units and Warrants

The Offer is only for Ordinary Shares.  No Units or BGS Corp. Warrants tendered will be accepted and will be promptly returned.  We have outstanding Units comprised of an Ordinary Share and a BGS Corp. Warrant.  You may tender Ordinary Shares that are included in Units, but to do so you must separate such Ordinary Shares from the Units prior to tendering them.

To separate your Ordinary Shares from the Units, you must instruct your broker to do so for Units held by a broker, dealer, commercial bank, trust company or other nominee on your behalf.  Your broker must send written instructions by facsimile to our transfer agent, Continental Stock Transfer & Trust Company, Attention: Reorganization Dept. at (212) 616-7610.  Such written instructions must include the number of Units to be split and the nominee holding such Units.  Your broker must also initiate electronically, using Depository Trust Company’s (“DTC”) DWAC (Deposit Withdrawal at Custodian) System, a withdrawal of the relevant Units and a deposit of an equal number of Ordinary Shares and BGS Corp. Warrants.  This must be completed far enough in advance of the Expiration Date to permit your broker to tender pursuant to the Offer the Ordinary Shares received upon the split up of the Units.  While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation.  If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires, you will likely not be able to validly tender your Ordinary Shares prior to the Expiration Date.

If you hold Units registered in your own name, you must deliver the certificate for such Units to our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, 8th Floor, New York, New York 10004, Attention: Reorganization Dept., with written instructions to separate such Units into Ordinary Shares and BGS Corp. Warrants.  This must be completed far enough in advance of the Expiration Date to permit the mailing of the certificates for Ordinary Shares back to you so that you may then tender pursuant to the Offer the share certificates received upon the split up of the Units.

Signature Guarantees

No signature guarantee will be required on a Letter of Transmittal if:

•
the registered holder of the Ordinary Shares (including, for purposes hereof, any participant in DTC whose name appears on a security position listing as the owner of the Ordinary Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•
Ordinary Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “eligible institution”).  See Instruction 1 to the Letter of Transmittal.

Except as described above, all signatures on any Letter of Transmittal for shares tendered must be guaranteed by an eligible institution.  If a certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Ordinary Shares not purchased or tendered are to be issued and returned, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder or owner appears on the certificate, with the signatures on the certificate guaranteed by an eligible institution.

In all cases, payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Ordinary Shares tendered (or a timely confirmation of the book-entry transfer of the securities into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery

The method of delivery of all documents, including certificates for Ordinary Shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering shareholder.  Ordinary Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation).  If delivery is by mail, we recommend registered mail with return receipt requested, properly insured.  In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

For purposes of the Offer, the Depositary will establish an account with respect to the Ordinary Shares at DTC within two business days after the date of this Offer to Purchase.  Any financial institution that is a participant in DTC’s system may make book-entry delivery of securities by causing DTC to transfer those Ordinary Shares into the Depositary’s account in accordance with DTC’s procedures for that transfer.  Although delivery of Ordinary Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at its address on the back cover of this Offer to Purchase prior to the Expiration Date.  For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m.  through 12:00 midnight, New York City time.

The confirmation of a book-entry transfer of shares into the Depositary’s account at DTC is referred to herein as “book-entry confirmation.”  Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that BGS Corp. may enforce such agreement against the DTC participant.

Return of Unpurchased Ordinary Shares

If any tendered shares are not purchased, or if less than all Ordinary Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Ordinary Shares will be returned promptly after the expiration or termination of the Offer or, in the case of shares tendered by book-entry transfer at DTC, the securities will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Tendering Shareholders’ Representations and Warranties; Tender Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender securities for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the securities or equivalent securities at least equal to the securities being tendered and will deliver or cause to be delivered such securities for the purpose of tendering to us within the period specified in the Offer.  A tender of securities made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in securities or the equivalent securities at least equal to the securities being tendered within the meaning of Rule 14e-4 and (ii) such tender of securities complies with Rule 14e-4.

A tender of securities made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the securities, and the same will not be subject to any adverse claim or right.  Any such tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.  A tender of securities made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering shareholder that: (i) the Offer is discretionary and may be extended, modified, or terminated by us as provided herein; (ii) such shareholder is voluntarily participating in the Offer; (iii) the future value of our Ordinary Shares is unknown and cannot be predicted with certainty; (iv) such shareholder has been advised to read this entire Offer to Purchase, including the Appendix thereto; (v) such shareholder has been advised to consult his, her or its tax and financial advisors with regard to how the Offer will impact the tendering shareholder’s specific situation; (vi) any foreign exchange obligations triggered by such shareholder’s tender of Ordinary Shares or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of securities, such shareholder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility.  In that regard, a tender of Ordinary Shares shall authorize us to withhold all applicable Tax Items potentially payable by a tendering shareholder.  Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to certain conditions of the Offer.

Determination of Validity; Rejection of Ordinary Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of Ordinary Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Ordinary Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.  We reserve the absolute right prior to the Expiration Date to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful.  We also reserve the absolute right, subject to applicable law, to waive any waivable conditions of the Offer with respect to all tendered shares or waive any defect or irregularity in any tender with respect to any particular securities or any particular shareholder whether or not we waive similar defects or irregularities relating thereto in the case of other shareholders.  No tender of securities will be deemed to have been validly made until all defects or irregularities have been cured or waived.  We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares.  None of BGS Corp., the Information Agent, the Depositary or any other person will be under any duty to give notification of defects or irregularities in tenders or incur any liability for failure to give any such notification.  Our interpretation of the terms of and conditions to the Offer, including each Letter of Transmittal and the instructions thereto, will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.  By tendering Ordinary Shares, you agree to accept all decisions we make concerning these matters and waive any rights you might otherwise have to challenge those decisions.

Lost or Destroyed Certificates

If any certificate representing Ordinary Shares has been lost, destroyed or stolen, the shareholder should complete the Letter of Transmittal, indicate the certificate(s) representing Ordinary Shares is lost and return it to the Depositary.  The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate.  The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been completed.  Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Withdrawal Rights

You may withdraw Ordinary Shares that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely 11:59 p.m. on November 19, 2013.  Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on November 19, 2013 if not accepted prior to such time, we will cease operations, distribute the proceeds held in our Trust Account to the holders of our Ordinary Shares purchased in our initial public offering and begin to liquidate BGS Corp. if we do not consummate the Business Combination by the Business Combination Deadline.  Except as this section otherwise provides, tenders of Ordinary Shares are irrevocable.

For a withdrawal to be effective, a valid written notice of withdrawal must (i) be received in a timely manner by the Depositary at the address set forth on the back cover of this Offer to Purchase and (ii) specify the name of the person having tendered the Ordinary Shares to be withdrawn, the number of Ordinary Shares to be withdrawn and the name of the registered holder of the Ordinary Shares to be withdrawn, if different from the name of the person who tendered the shares.  To be effective, a notice of withdrawal must be in writing.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Ordinary Shares in more than one group of Ordinary Shares, the shareholder may withdraw Ordinary Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for Ordinary Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the shareholder must submit the serial numbers shown on those certificates to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.  If Ordinary Shares have been delivered in accordance with the procedures for book-entry transfer described in “— Procedures for Tendering Shares” above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Ordinary Shares may not be rescinded, and any Ordinary Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  Withdrawn securities may be retendered at any time prior to the Expiration Date by again following one of the procedures described in this section.

All questions as to the form and validity, including the time of receipt, of notices of withdrawal, will be determined by us, in our sole discretion, and our determination will be final and binding on all parties subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.  We reserve the absolute right to waive any defect or irregularity in the withdrawal of securities by any shareholder, whether we waive similar defects or irregularities in the case of other shareholders.  None of BGS Corp., the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

If we extend the Offer, are delayed in our purchase of securities or are unable to purchase securities pursuant to the Offer for any reason, then, without prejudice to our rights pursuant to the Offer, the Depositary may, subject to applicable law, retain tendered Ordinary Shares on our behalf.  Such Ordinary Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this section.  Our reservation of the right to delay payment for Ordinary Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to certain conditions of the Offer promptly following the Expiration Date (but in no event later than three business days after the Expiration Date), we will accept for payment and pay for (and thereby purchase) up to 832,461  Ordinary Shares validly tendered and not properly withdrawn prior to the Expiration Date.  There will be no proration in the event more than 832,461 Ordinary Shares are validly tendered and not properly withdrawn in the Offer.  If more than 832,461 Ordinary Shares have been validly tendered and not properly withdrawn prior to the Expiration Date, or if any of the offer conditions, including the Merger Condition has not been satisfied, we will either extend the Offer or terminate the Offer and will promptly return all Ordinary Shares tendered at our expense.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the terms and conditions of the Offer, Ordinary Shares that are validly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Ordinary Shares for payment pursuant to the Offer.

In all cases, payment for Ordinary Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Ordinary Shares, or a timely book-entry confirmation of Ordinary Shares into the Depositary’s account at the DTC, a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other required documents.  In no event shall payment for Ordinary Shares tendered be made unless the Maximum Tender Condition and Merger Condition have been satisfied.  We will make prompt payment upon satisfaction of the offer conditions, but in no event later than three business days after the Expiration Date.

BGS Corp. will pay for Ordinary Shares purchased in the Offer by depositing the aggregate Purchase Price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders.

Certificates for all Ordinary Shares tendered and not purchased will be returned or, in the case of Ordinary Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the broker/dealer participant who delivered the securities, to the tendering shareholder at our expense promptly after the Expiration Date or termination of the Offer, without expense to the tendering shareholders.

Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment.  In addition, if certain events occur, we may not be obligated to purchase Ordinary Shares pursuant to the Offer.  See “— Conditions of the Offer” below.

We will not pay any transfer taxes, if any, payable on the transfer to us of Ordinary Shares purchased pursuant to the Offer.  If payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Ordinary Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price, as applicable, unless satisfactory evidence of the payment of the transfer taxes, or exemption from payment of the transfer taxes, is submitted.

We urge shareholders who hold Ordinary Shares through a broker, dealer, commercial bank, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender Ordinary Shares through their nominee and not directly to the Depositary.

Conditions of the Offer

All the conditions of the Offer within the control of BGS Corp. must be satisfied or waived prior to the Expiration Date (as the same may be extended).  Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the rights and obligations of BGS Corp. to extend, terminate or modify the Offer (subject to the terms and conditions of the Merger Agreement), BGS Corp. (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act (relating to the obligation of BGS Corp. to pay for or return tendered Ordinary Shares promptly after termination or withdrawal, respectively, of the Offer), pay for, or may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Ordinary Shares and (ii) may terminate or amend the Offer as to Ordinary Shares not then paid for, in the event that at the then-scheduled Expiration Date or immediately prior to such payment,

•
the Maximum Tender Condition, subject to our right to accept for payment an additional amount of shares pursuant to the 2% Increase, prior to the Expiration Date, or the Merger Condition not having been satisfied.  For a description of the conditions to the Transaction, see “Merger Agreement — Conditions to the Closing of the Business Combination”; and

•	the other offer conditions have not been satisfied.

We may not waive the Merger Condition and may not make a material change which imposes additional conditions to the Offer (including changing the Purchase Price) inconsistent with those conditions described herein, without the prior written consent of TransnetYX.

Furthermore, we will not accept for payment, purchase or pay for any Ordinary Shares tendered, and may amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for Ordinary Shares tendered until the SEC has advised us that they have no further comment with respect to the Offer and its related documents unless we have earlier terminated the Offer. We intend to extend the term of the Offer until such time, and intend to provide interim amendments to the Offer electronically via filings with the SEC to the shareholders. Upon notification from the SEC that it has no further comment regarding the Offer, to the extent the Offer has been materially modified, we will redistribute this Offer to Purchase, as amended or supplemented, or a supplement to a previously distributed Offer to Purchase, and the Letter of Transmittal to the shareholders, setting forth a final Expiration Date.

The offer conditions referred to above may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived, in whole or in part, at any time and from time to time (subject to the terms and conditions of the Merger Agreement). Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, including the Merger Condition, must have been satisfied or waived prior to the Expiration Date. In certain circumstances, if the conditions described above are waived, we may be required to extend the Expiration Date.  Any determination concerning the events described above will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.

You should evaluate current market quotes for our Ordinary Shares, among other factors, before deciding whether or not to accept the Offer.  See “Price Range of Securities and Dividends” and “Risk Factors.”

Source and Amount of Funds

We expect that up to approximately $8.4 million will be required to purchase Ordinary Shares in the Offer at the Purchase Price of $10.15 per share if the Offer is fully subscribed.  In addition, we estimate approximately $2.5 million will be required to pay fees and expenses specifically related to the Offer and Business Combination, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of Offer materials and other services related to the Offer.  In addition, pursuant to an underwriting agreement dated March 20, 2012 between BGS Corp. and PrinceRidge, our underwriter for the initial public offering, we will be required to pay $800,000 (2.0% of the gross proceeds from the initial public offering) to PrinceRidge as a deferred corporate finance fee upon consummation of the Business Combination.  Pursuant to an engagement and fee letter dated August 16, 2012 between BGS Corp. and PrinceRidge, we will also be required to pay a success fee equal to $1.5 million to PrinceRidge upon the consummation of the Business Combination.  Depending upon the level of shareholder participation in the Offer, the $800,000 in deferred corporate finance fees and the $1.5 million success fee may be paid in cash or Ordinary Shares.

The purchase of Ordinary Shares in the Offer will be funded by BGS Corp. from the initial public offering proceeds held in our Trust Account, which will be released to us upon consummation of the Business Combination.  Of the approximately $18.4 million of cash in our Trust Account, approximately $8.4 million will be allocated to purchase of Ordinary Shares in the Offer, a minimum of $10.0 million (after payment of the Purchase Price for shares validly tendered in the Offer and payment of our expenses) must be reserved for working capital of the combined company.  The receipt of funds necessary to purchase Ordinary Shares tendered in the Offer is dependent on the consummation of the Business Combination.

After the consummation of the Business Combination, we believe that our anticipated financial condition, cash flow from operations and access to capital will provide us with adequate financial resources to meet our working capital requirements.

Certain Information Concerning BGS Corp., BGS Acquisition, TransnetYX and the Business Combination

Set forth elsewhere in this Offer to Purchase is information concerning BGS Corp, BGS Acquisition, TransnetYX and the Business Combination.  Shareholders are urged to review such information, including the information set forth in “Risk Factors,” prior to making a decision whether to tender their Ordinary Shares.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Ordinary Shares

See “The Business Combination—Certain Benefits of BGS Corp.’s Directors and Officers and Others in the Business Combination,” “The Merger Agreement,” “The Business Combination—Related Agreements,”  “Management Following the Business Combination,” “Certain Relationships and Related Transactions,” and “Description of Securities” herein for information related to the proposed Business Combination, our management following the consummation of the Business Combination and certain transactions and arrangements concerning the securities.

Certain Legal Matters; Regulatory Approvals

The Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirements or approvals, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, except for filings with the State of Delaware and the British Virgin Islands necessary to effectuate the transactions contemplated by the Merger Agreement.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of the material U.S. federal income tax consequences of (i) the Redomestication to the U.S. Holders (as defined below) of Units, Ordinary Shares and BGS Corp. Warrants, which are sometimes referred to collectively, or individually, as BGS Corp. securities, (ii) the redemption of Ordinary Shares if a U.S. Holder elects to redeem its Ordinary Shares pursuant to the exercise of its redemption right under the terms of the memorandum and articles of association, (iii) the Transaction Merger to the U.S. Holders (as defined below) of TransnetYX common and/or preferred stock, which are sometimes referred to collectively, or individually, as TransnetYX securities, and (iv) the ownership and disposition of BGS Acquisition Warrants and Common Stock, which are sometimes referred to collectively, or individually, as BGS Acquisition securities, following the Business Combination.  This summary is based upon laws and relevant interpretations thereof in effect as of the date of this Offer to Purchase, all of which are subject to change.

Because the components of a Unit are separable at the option of the holder, the holder of a Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Ordinary Share and BGS Corp. Warrant components of the Unit.  As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of Ordinary Shares and BGS Corp. Warrants should also apply to the holders of Units (as the deemed owners of the Ordinary Shares and warrants underlying the Units).  See “—Characterization of a Unit and its Components” below.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of BGS Corp. securities, TransnetYX securities or BGS Acquisition securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of BGS Corp. securities, TransnetYX securities or BGS Acquisition securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.”  The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of the ownership and disposition of BGS Acquisition securities following the Business Combination are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect.  These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own and hold BGS Corp. securities and/or TransnetYX securities and that will own and hold BGS Acquisition securities as a result of owning the corresponding BGS Corp. securities and/or TransnetYX securities, as capital assets within the meaning of Section 1221 of the Code.  This discussion does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	Non-U.S. Holders (except as specifically provided below);

•	persons that actually or constructively own five percent (5%) or more of BGS Corp.’s voting securities or BGS Corp.’s voting securities (except as specifically provided below);

•
persons that acquired BGS Corp. securities, TransnetYX securities or BGS Acquisition securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold BGS Corp. securities, TransnetYX securities or BGS Acquisition securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of BGS Corp. securities, TransnetYX securities or BGS Acquisition securities.  Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold BGS Corp. securities, or TransnetYX securities, or will hold BGS Acquisition securities, through such entities.  If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of BGS Corp. securities or TransnetYX securities (or BGS Acquisition securities), the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  This discussion also assumes that any distribution made (or deemed made) on BGS Corp. securities or TransnetYX securities (or BGS Acquisition securities) and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of BGS Corp. securities or TransnetYX securities (or BGS Acquisition securities) will be in U.S. dollars.

None of BGS Corp., TransnetYX or BGS Acquisition has sought, or will seek, a ruling from the U.S. Internal Revenue Service, or the IRS, or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the description herein, and its determination may be upheld by a court.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF BGS CORP. SECURITIES, TRANSNETYX SECURITIES OR BGS ACQUISITION SECURITIES IN CONNECTION WITH OR FOLLOWING THE BUSINESS COMBINATION MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF BGS CORP. SECURITIES, TRANSNETYX SECURITIES AND BGS ACQUISITION SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION, AND THE OWNERSHIP AND DISPOSITION OF BGS CORP. SECURITIES, TRANSNETYX SECURITIES OR BGS ACQUISITION SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Characterization of a Unit and its Components

There is no authority that addresses the U.S. federal income tax treatment of Units.  Therefore, it is uncertain how the amount of the purchase price paid by a holder for a Unit would be allocated between the Ordinary Share and the BGS Corp. Warrant to acquire one Ordinary Share that makes up the Unit.  However, in the case of investment units consisting of one debt instrument and one warrant or other equity security, the tax law requires the holder of such investment unit to allocate its purchase price based on the relevant fair market value of each component of such investment unit.  By analogy to the tax law applicable to debt instrument investment units, each Unit should be treated for U.S. federal income tax purposes as consisting of one Ordinary Share and one BGS Corp. Warrant to acquire one Ordinary Share.  Based on this analogy, for U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price of a Unit between the Ordinary Share and the BGS Corp. Warrant that comprise the Unit based on the relative fair market value of each at the time of purchase.  The price allocated to each Ordinary Share and BGS Corp. Warrant is the holder’s tax basis in such share or warrant, as the case may be.

The foregoing treatment of Ordinary Shares and BGS Corp. Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts.  Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below.  Accordingly, each holder is advised to consult his, her or its own tax adviser regarding the risks associated with an investment in a Unit (including alternative characterizations of a Unit) and regarding an allocation of the purchase price between the Ordinary Share and the BGS Corp. Warrant that comprise a Unit.  The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

U.S. Holders

Tax Consequences of the Redomestication

The Redomestication should qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes.  However, due to the absence of guidance directly on how the provisions of Section 368(a) apply in the case of a merger of a corporation with no active business and only investment-type assets, this result is not entirely free from doubt.  Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

If the Redomestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the sections entitled “—PFIC Considerations” and “—Effect of Section 367,” a U.S. Holder of BGS Corp. securities would not recognize gain or loss upon the exchange of its BGS Corp. securities solely for BGS Acquisition securities pursuant to the Redomestication.  A U.S. Holder’s aggregate tax basis in the Common Stock and BGS Acquisition Warrants received in connection with the Redomestication should be the same as the aggregate tax basis of the Ordinary Shares and BGS Corp. Warrants surrendered in exchange therefor in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules or Section 367(b) of the Code.  See the discussion under “—PFIC Considerations” and “—Effect of Section 367,” below.  In addition, the holding period of the BGS Acquisition securities received in the Redomestication generally should include the holding period of the BGS Corp. securities surrendered in the Redomestication.  Except as otherwise discussed below under “—PFIC Considerations” below, any recognized gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the BGS Corp. Warrants exchanged for cash is more than one year at the effective time of the Redomestication.

If the Redomestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of BGS Corp. securities generally would recognize gain or loss with respect to its BGS Corp. securities in an amount equal to the difference, if any, between the fair market value of the corresponding BGS Acquisition securities received in the Redomestication and the U.S. Holder’s adjusted tax basis in its BGS Corp. securities surrendered in exchange therefor.  In such event, the U.S. Holder’s basis in the BGS Acquisition securities would be equal to their fair market value, and such U.S. Holder’s holding period for the BGS Acquisition securities would begin on the day following the date of the Redomestication.

PFIC Considerations

Even if the Redomestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Redomestication may be a taxable event to U.S. Holders of BGS Corp. securities under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies.

Definition and General Taxation of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

If BGS Corp. is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or warrants and the U.S. Holder did not make either (a) a timely QEF election for BGS Corp.’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) an MTM election, all of which are discussed further below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or BGS Corp. Warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or BGS Corp. Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of BGS Corp.’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if BGS Corp. is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.  Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of BGS Corp.’s net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which BGS Corp.’s taxable year ends.  BGS Corp., however, does not believe that it had any earnings and profits in any prior taxable year or will have any earnings and profits for its current taxable year.  Pursuant to the MTM election, a U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in such Ordinary Shares and may, under certain circumstances, be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year.

Status of BGS Corp. as a PFIC

Because BGS Corp. is a blank check company, with no current active business, it likely met the PFIC asset or income test for its initial taxable year ending July 31, 2012.  However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.  It is unclear how the start-up exception applies to corporations such as BGS Corp. that have not earned any gross income since inception.  Nevertheless, assuming BGS Corp.’s initial taxable year ending July 31, 2012 is treated as its start-up year for purposes of this exception and BGS Corp. is treated as a PFIC for either of its taxable years ending July 31, 2013 or July 31, 2014, BGS Corp. will be treated as a PFIC since its formation.  BGS Corp.’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to its status as a PFIC for any taxable year.  The determination of whether BGS Corp. is or has been a PFIC is primarily factual, and there is little administrative or judicial authority on which to rely to make a determination of PFIC status.  Accordingly, the IRS or a court considering the matter may not agree with BGS Corp.’s analysis of whether or not it is or was a PFIC during any particular year.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of BGS Corp. securities will depend on whether the U.S. Holder has made a timely and effective election to treat BGS Corp. as a QEF, under Section 1295 of the Code for BGS Corp.’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or if the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below.  A U.S. Holder of a PFIC that made either a timely and effective MTM election, a timely and effective QEF election for BGS Corp.’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or a QEF election along with a purging election, all as discussed below, is hereinafter referred to as an “Electing Shareholder.”  A U.S. Holder of a PFIC that did not make either a timely and effective MTM election, a timely and effective QEF election for BGS Corp.’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or a QEF election along with a “purging election,” is hereinafter referred to as a “Non-Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to BGS Corp. is contingent upon, among other things, the provision by BGS Corp. of certain information that would enable the U.S. Holder to make and maintain a QEF election.  BGS Corp. has previously indicated that it would endeavor to provide such information, including a PFIC annual information statement, upon request of a U.S. Holder.

As indicated above, if a U.S. Holder of Ordinary Shares has not made a timely and effective QEF election with respect to BGS Corp.’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Ordinary Shares for their fair market value on the “qualification date.”  The qualification date is the first day of BGS Corp.’s tax year in which BGS Corp. qualifies as a QEF with respect to such U.S. Holder.  The purging election can only be made if such U.S. Holder held Ordinary Shares on the qualification date.  The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above.  As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market (or MTM) election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Ordinary Shares in us and for which BGS Corp. is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Ordinary Shares.  Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in its Ordinary Shares.  The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares will be treated as ordinary income.  The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Ordinary Shares under their particular circumstances.

A U.S. Holder may not make a QEF or MTM election with respect to its BGS Corp. Warrants.  As a result, if a U.S. Holder of BGS Corp. Warrants sells or otherwise disposes of such warrants (including for this purpose exchanging the BGS Corp. Warrants for BGS Acquisition Warrants in the Redomestication), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if BGS Corp. were a PFIC at any time during the period the U.S. Holder held the BGS Corp. Warrants.

Effect of PFIC Rules on the Redomestication

Even if the Redomestication should qualify as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including warrants to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code.  No final Treasury regulations are in effect under Section 1291(f).  Proposed Treasury regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized.  If finalized in their present form, those regulations would require taxable gain recognition by a Non-Electing Shareholder with respect to its exchange of BGS Corp. securities for BGS Acquisition securities in the Redomestication if BGS Corp. were classified as a PFIC at any time during such U.S. Holder’s holding period in the BGS Corp. securities.  Any such gain would be treated as an “excess distribution” made in the year of the Redomestication and subject to the special tax and interest charge rules discussed above under “—Definition and General Taxation of a PFIC.”  In addition, the regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury regulations under Section 1291(f) applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b).  See the discussion below under the section entitled “—Effect of Section 367.”  The proposed Treasury regulations under Section 1291(f) should not apply to an Electing Shareholder with respect to its Ordinary Shares for which a timely MTM election or QEF election (or a QEF election along with a purging election) is made.  An Electing Shareholder may, however, be subject to the rules discussed below under the section entitled “—Effect of Section 367.”  In addition, as discussed above, since neither a QEF election nor an MTM election can be made with respect to BGS Corp. Warrants, the proposed Treasury regulations under Section 1291(f) should apply to cause gain recognition under the PFIC rules on the exchange of BGS Corp. Warrants for BGS Acquisition Warrants pursuant to the Redomestication.

The rules dealing with PFICs and with the MTM election, the QEF election and the purging election are very complex and are affected by various factors in addition to those described above.  Accordingly, a U.S. Holder of BGS Corp. securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effect of Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a Section 368(a) reorganization.  When it applies, Section 367 imposes income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free.  Section 367(b) generally will apply to U.S. Holders that exchange Ordinary Shares (but not warrants) for Common Stock as part of the Redomestication.

U.S. Shareholders of BGS Corp.

A U.S. Holder that on the day of the Redomestication beneficially owns (directly, indirectly or constructively) ten percent (10%) or more of the total combined voting power of all classes of BGS Corp. securities entitled to vote (a U.S. Shareholder) must include in income as a dividend the “all earnings and profits amount” attributable to the Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d).  Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of BGS Corp. securities entitled to vote for U.S. federal income tax purposes.

A U.S. Shareholder’s all earnings and profits amount with respect to its Ordinary Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the Ordinary Shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such Ordinary Shares.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Ordinary Shares.  BGS Corp., however, does not expect that its cumulative earnings and profits will be greater than zero through the date of the Redomestication.  If BGS Corp.’s cumulative earnings and profits through the date of Redomestication are not greater than zero, then a U.S. Shareholder generally would not (depending on what period the Ordinary Shares were held) be required to include in gross income an all earnings and profits amount with respect to its Ordinary Shares.

It is possible, however, that the amount of BGS Corp.’s earnings and profits could be greater than expected through the date of the Redomestication or could be adjusted as a result of an IRS examination.  The determination of BGS Corp.’s earnings and profits is a complex determination and may be impacted by numerous factors.  Therefore, it is possible that one or more factors may cause BGS Corp. to have positive earnings and profits through the date of the Redomestication.  As a result, depending upon the period in which such a U.S. Shareholder held its Ordinary Shares, such U.S. Shareholder could be required to include all its earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Redomestication.  See above under “—PFIC Considerations—Effect of PFIC Rules on the Redomestication” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder under the proposed Treasury regulations under Section 1291(f) of the Code.

U.S. Holders That Own Less Than 10 Percent of BGS Corp.

A U.S. Holder that on the day of the Redomestication beneficially owns (directly, indirectly or constructively) Ordinary Shares with a fair market value of $50,000 or more but less than ten percent (10%) of the total combined voting power of all classes of BGS Corp. securities entitled to vote must either recognize gain with respect to the Redomestication or, in the alternative, elect to recognize the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to BGS Acquisition securities received in exchange for its Ordinary Shares pursuant to the Redomestication.  Any such gain would be equal to the excess of the fair market value of such BGS Acquisition securities received over the U.S. Holder’s adjusted tax basis in the Ordinary Shares deemed to be surrendered in exchange therefor.  Subject to the PFIC rules discussed above, such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the Ordinary Shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Ordinary Shares under Section 367(b).  There are, however, strict conditions for making this election.  This election must comply with applicable Treasury regulations and generally must include, among other things:  (i) a statement that the Redomestication is a Section 367(b) exchange; (ii) a complete description of the Redomestication, (iii) a description of any stock, securities or other consideration transferred or received in the Redomestication, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from BGS Corp. establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s BGS Corp. Ordinary Shares, and (B) a representation that the U.S. Holder has notified BGS Corp. (or BGS Acquisition) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury regulations thereunder.  In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Redomestication, and the U.S. Holder must send notice to BGS Corp. (or BGS Acquisition) of the election no later than the date such tax return is filed.  In connection with this election, BGS Corp. intends to provide each U.S. Holder eligible to make such an election with information regarding BGS Corp.’s earnings and profits upon request.

BGS Corp. does not expect that its cumulative earnings and profits will be greater than zero through the date of the Redomestication and if that proves to be the case, U.S. Holders who make this election generally would not (depending on what period the Ordinary Shares were held) have an income inclusion under Section 367(b) provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements.  Thus, it is expected that the making of any election to include the all earnings and profits amount in income as a dividend generally would be advantageous to a U.S. Holder that would otherwise recognize gain under Section 367(b) with respect to its Ordinary Shares in the Redomestication.  However, as noted above, if it were determined that BGS Corp. had positive earnings and profits through the date of the Redomestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Redomestication.  See above under “—PFIC Considerations—Effect of PFIC Rules on the Redomestication” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder under the proposed Treasury regulations under Section 1291(f) of the Code.

U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election.

U.S. Holders That Own BGS Corp. Securities with a Fair Market Value Less Than $50,000

A U.S. Holder that, on the date of the Redomestication, owns (or is considered to own) Ordinary Shares with a fair market value less than $50,000 would not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Redomestication, and would not be required to include any part of the all earnings and profits amount in income under Section 367(b) (the de minimis exception).

Shareholder Basis in and Holding Period for BGS Acquisition Securities

For a discussion of a U.S. Holder’s tax basis and holding period in BGS Acquisition securities received in the Redomestication, see above under “—Tax Consequences of the Redomestication.”

Taxation on the Redemption of Ordinary Shares

In the event that a U.S. Holder of Ordinary Shares elects to redeem the holder’s Ordinary Shares and receive cash pursuant to the exercise of the holder’s redemption right in connection with the Business Combination, the amount received on any such redemption of Ordinary Shares generally will be treated for U.S. federal income tax purposes as a payment in consideration for the sale of the Ordinary Shares, rather than as a distribution.  Except as otherwise discussed above under “—PFIC Considerations” and discussed below, any recognized gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Ordinary Shares exchanged for cash is more than one year at the time the redemption is consummated.  Amounts received in connection with any such redemption, however, will be treated as a distribution for U.S. federal income tax purposes if (i) the redemption is “substantially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in BGS Corp. (including Ordinary Shares the U.S. Holder is deemed to own under certain constructive ownership rules) after the redemption is not meaningfully reduced from what its percentage ownership in BGS Corp. (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of BGS Corp. outstanding voting shares owned (including constructive ownership) immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption) and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in BGS Corp. (taking into account certain constructive ownership rules).  If the U.S. Holder had a relatively minimal interest in Ordinary Shares and, taking into account the effect of redemptions by other holders, its percentage ownership (including constructive ownership) in BGS Corp. is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest.  For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”  A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its Ordinary Shares.

Tax Consequences of the Transaction Merger

BGS Acquisition and TransnetYX intend for the Transaction Merger to qualify as a reorganization within the meaning of Code Section 368(a).  No ruling from the IRS nor tax opinion from legal counsel has been or will be requested in connection with the Transaction Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

Conversion of TransnetYX Preferred Stock into TransnetYX Common Stock

For U.S. federal income tax purposes, it is not clear whether the conversion of the TransnetYX preferred stock into TransnetYX common stock immediately before the consummation of the Transaction Merger, followed by the immediate exchange of such TransnetYX common stock for a combination of cash and Common Stock upon the consummation of the Transaction Merger would be viewed as separate transactions or would be recast and viewed as if the U.S. Holders of TransnetYX preferred stock exchanged their TransnetYX preferred stock directly for a combination of cash and Common Stock pursuant to the consummation of the Transaction Merger.  If the conversion is viewed as a separate transaction from the Transaction Merger, then the conversion should qualify as a reorganization within the meaning of Code Section 368(a).  If the conversion so qualified, then a U.S. Holder of TransnetYX preferred stock generally would recognize no gain or loss on the conversion.  However, to the extent that shares of TransnetYX common stock are received in satisfaction of any accrued and unpaid dividends on the TransnetYX preferred stock, those shares of TransnetYX common stock will be treated as a distribution made by TransnetYX with respect to TransnetYX preferred stock.  Such a distribution will be required to be included in the gross income of the U.S. Holder to the extent the distribution is a dividend.  A distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of TransnetYX’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted U.S. federal income tax basis in its TransnetYX preferred stock.  Any remaining excess generally will be treated as gain from the sale or other disposition of the TransnetYX preferred stock.  The U.S. Holder will have an aggregate adjusted U.S. federal income tax basis in the shares of TransnetYX common stock received in satisfaction of accrued and unpaid dividends equal to equal to the fair market value of such shares and its holding period in those shares will start on the day that the shares are issued.  With respect to the other shares of TransnetYX common stock received in the conversion, the U.S. Holder will have an aggregate adjusted U.S. federal income tax basis equal to the tax basis that it has in the TransnetYX preferred stock (as adjusted for any return of capital described above)  transferred in exchange for the TransnetYX common stock and the holding period in those shares of TransnetYX common stock will include the holding period of TransnetYX preferred stock transferred in exchange therefor.

Transaction Merger – Exchange for Common Stock and Cash

If, pursuant to the Transaction Merger, a U.S. Holder exchanges all of the TransnetYX securities actually owned by the holder for a combination of Common Stock and cash, the U.S. Holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Common Stock received pursuant to the Transaction Merger over that U.S. Holder’s adjusted U.S. federal income tax basis in the holder’s TransnetYX securities surrendered) and (2) the amount of cash received pursuant to the Transaction Merger.  For this purpose, gain or loss must be calculated separately for each class of stock and each identifiable block of shares within a class surrendered in the exchange, and a loss realized on one class or block of shares within a class may not be used to offset a gain realized on another class or block of shares within a class.  The IRS takes the position that gain or loss is to be calculated by taking into account the maximum number of shares that could be received by the shareholder in the transaction.  Consequently, under this position, the U.S. Holder would determine gain or loss by assuming that the U.S. Holder received the maximum number of shares of Common Stock that the U.S. Holder could receive pursuant to the Transaction Merger (i.e., the shares of Common Stock actually issued to the U.S. Holder upon consummation of the Transaction Merger plus the maximum number of shares of Earn-out Common Stock that the U.S. Holder could receive pursuant to the Transaction Merger).  U.S. Holders should consult their tax advisors regarding their calculation of gain or loss and the manner in which cash and Common Stock should be allocated among different shares of TransnetYX securities.  Any recognized gain will generally be long-term capital gain if the U.S. Holder’s holding period with respect to the TransnetYX securities surrendered is more than one year at the effective time of the Transaction Merger.  If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the U.S. Holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes.  See “—Possible Treatment of Cash as a Dividend” below. Moreover, a portion of the Earn-out Common Stock, if issued, will be treated as imputed interest income to the U.S. Holder, taxable as ordinary income.

The aggregate U.S. federal income tax basis of Common Stock received by a U.S. Holder that exchanges its shares of TransnetYX securities for a combination of Common Stock and cash pursuant to the Transaction Merger will be equal to the aggregate adjusted U.S. federal income tax basis of the shares of TransnetYX securities surrendered for Common Stock and cash, reduced by the amount of cash received by the U.S. Holder pursuant to the Transaction Merger and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the U.S. Holder on the exchange.  The IRS takes the position that aggregate adjusted U.S. federal income tax basis is to be spread over the maximum number of shares that could be received by the shareholder in the transaction.  The holding period of the Common Stock will include the holding period of the TransnetYX securities surrendered.  A U.S. Holder will have an aggregate adjusted U.S. federal income tax basis in the portion of the Earn-out Common Stock treated as imputed interest equal to the fair market value of such shares on the date issued and will start its holding period in those shares of Common Stock on the date issued.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the Transaction Merger by a U.S. Holder that exchanges all of the TransnetYX securities actually owned by the U.S. Holder for a combination of Common Stock and cash will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. Holder’s deemed percentage stock ownership of BGS Acquisition.  For purposes of this determination, the U.S. Holder is treated as if it first exchanged all of its TransnetYX securities solely for Common Stock and then BGS Acquisition immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Common Stock in exchange for the cash the U.S. Holder actually received.  The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is either “substantially disproportionate” with respect to the U.S. Holder or “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below.  Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the U.S. Holder’s particular circumstances.  At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the U.S. Holder’s deemed percentage stock ownership of BGS Acquisition.  In general, that determination requires a comparison of (1) the percentage of the outstanding stock of BGS Acquisition that the U.S. Holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of BGS Acquisition that is actually and constructively owned by the U.S. Holder immediately after the deemed redemption.  In applying the above tests, a U.S. Holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a U.S. Holder’s option to purchase in addition to the stock actually owned by the holder.  The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor reduction in its percentage stock ownership under the above analysis; accordingly, any gain recognized in the exchange by such a stockholder would be treated as capital gain (and long-term capital gain if such stockholder held the stock so exchanged for more than one year).  If the deemed redemption is neither “substantially disproportionate” with respect to the U.S. Holder nor “not essentially equivalent to a dividend,” then gain recognized with respect to cash received in the Transaction Merger by a U.S. Holder will be treated as dividend income to the extent of the U.S. Holder’s ratable share of TransnetYX’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes).

These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Holder. Consequently, each U.S. Holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. Holder.

Reporting Requirements

If a U.S. Holder of TransnetYX securities who receives Common Stock in the Transaction Merger is considered a “significant holder,” such holder will be required (i) to file a statement with his U.S. federal income tax return providing certain facts pertinent to the Transaction Merger, including the tax basis in the TransnetYX securities surrendered and the fair market value of the Common Stock received in the merger, and (ii) to retain permanent records of these facts relating to the Transaction Merger.  A “significant holder” for this purpose is any holder of TransnetYX securities who, immediately before the Transaction Merger, (i) owned at least 5% (by vote or value) of total outstanding TransnetYX securities or (ii) owned TransnetYX securities with a tax basis of $1 million or more.

Taxation of Cash Distributions Paid on Common Stock

A U.S. Holder of Common Stock generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the Common Stock.  A cash distribution on such stock generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of BGS Acquisition’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Common Stock.  Any remaining excess generally will be treated as gain from the sale or other disposition of the Common Stock and will be treated as described under “—Taxation on the Disposition of BGS Acquisition Securities” below.

Any cash dividends BGS Acquisition pays to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied.  If, however, any such dividends are “extraordinary dividends” subject to Section 1059 of the Code, a corporate U.S. Holder may be required to reduce the adjusted tax basis in its Common Stock by the nontaxed portion of such dividends (and if the nontaxed portion of such dividends exceeds such basis, such excess may be treated as gain from the sale or exchange of such Common Stock for taxable year in which the extraordinary dividend is received).

Taxation on the Disposition of BGS Acquisition Securities

Upon a sale or other taxable disposition of Common Stock or BGS Acquisition Warrants by a U.S. Holder, such U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Common Stock or warrants that were sold or disposed of.  See “—Exercise or Lapse of a BGS Acquisition Warrant,” below for a discussion regarding a U.S. Holder’s basis in the BGS Acquisition Common Stock acquired pursuant to the exercise of a BGS Acquisition Warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are currently subject to U.S. federal income tax at a maximum regular rate of 20%.  Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year.  The deductibility of capital losses is subject to various limitations.

Additional Taxes After 2012

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, BGS Corp. securities, TransnetYX securities or BGS Acquisition securities, subject to certain limitations and exceptions.  U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of BGS Corp. securities, TransnetYX securities or BGS Acquisition securities.

Possible Constructive Distributions with Respect to BGS Acquisition Warrants

The terms of each BGS Acquisition Warrant provide for an adjustment to the number of shares of Common Stock for which the BGS Acquisition Warrant may be exercised or to the exercise price of the BGS Acquisition Warrant in certain events, as discussed in the section of this Offer to Purchase captioned “Description of the Combined Company’s Securities Following the Business Combination.”  An adjustment that has the effect of preventing dilution generally is not taxable.  However, the U.S. Holders of the BGS Corp. Warrants would be treated as receiving a constructive distribution from BGS Acquisition if, for example, the adjustment increases the warrant holders’ proportionate interest in BGS Acquisition’s assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of Common Stock, which is taxable to the U.S. Holders of such stock as described under “—Taxation of Cash Distributions Paid on BGS Acquisition Securities,” above.  Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the BGS Corp. Warrants received a cash distribution from BGS Acquisition equal to the fair market value of such increased interest.

Exercise or Lapse of a BGS Acquisition Warrant

A U.S. Holder generally will not recognize gain or loss by reason of its exercise of a BGS Acquisition Warrant for cash.  Common Stock acquired pursuant to the exercise of a BGS Acquisition Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the BGS Acquisition Warrant, increased by the amount paid to exercise the BGS Acquisition Warrant.  The U.S. Holder’s holding period of such Common Stock generally will begin on the day following the date of exercise of the BGS Acquisition Warrant and will not include the period(s) during which the U.S. Holder held the BGS Acquisition Warrant.  If a BGS Acquisition Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the BGS Acquisition Warrant.

The tax consequences of a cashless exercise of BGS Acquisition Warrants are not clear under current tax law.  A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S. federal income tax purposes.  In either tax-free situation, a U.S. Holder’s tax basis in the Common Stock received would equal the U.S. Holder’s adjusted tax basis in the BGS Acquisition Warrants.  If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the Common Stock could be treated as commencing on the date following the date of exercise of the BGS Acquisition Warrants.  If the cashless exercise were treated as a recapitalization, the holding period of the Common Stock received would include the holding period of the BGS Acquisition Warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized.  In such event, a U.S. Holder could be deemed to have surrendered a number of BGS Acquisition Warrants with a fair market value equal to the exercise price for the number of BGS Acquisition Warrants deemed exercised.  For this purpose, the number of BGS Acquisition Warrants deemed exercised would be equal to the number of shares of Common Stock issued pursuant to the cashless exercise of the BGS Acquisition Warrants.  In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the BGS Acquisition Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such BGS Acquisition Warrants deemed surrendered.  Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the BGS Acquisition Warrants.  In this case, a U.S. Holder’s tax basis in the Common Stock received would equal the sum of the fair market value of the BGS Acquisition Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the BGS Acquisition Warrants deemed exercised, and a U.S. Holder’s holding period for the Common Stock should commence on the date following the date of exercise of the BGS Acquisition Warrants.  There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of BGS Acquisition Warrants it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law.  Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of BGS Acquisition Warrants.

Non-U.S. Holders

Taxation of Distributions on BGS Acquisition Securities

Any cash distribution (including a constructive distribution) BGS Acquisition makes to a Non-U.S. Holder of BGS Acquisition securities, to the extent paid out of BGS Acquisition’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes.  Any such dividend paid to a Non-U.S. Holder with respect to BGS Acquisition securities that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN).  In satisfying the foregoing withholding obligation with respect to a distribution, BGS Acquisition may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution BGS Acquisition projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made.  If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS.  Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in such securities (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such securities, which will be treated as described under “—Taxation on the Disposition of BGS Acquisition Securities” below.

Cash dividends (including constructive dividends) BGS Acquisition pays to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI).  Instead, such dividends generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder.  If the Non-U.S. Holder is a corporation, such dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxation on the Disposition of BGS Acquisition Securities

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of BGS Acquisition securities unless:

•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•
BGS Acquisition is a ‘‘United States real property holding corporation’’ (‘‘USRPHC’’) for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where BGS Acquisition securities are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such securities, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the security disposed of.  There can be no assurance that BGS Acquisition securities will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder.  Any gain described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation also may be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate).  Any U.S. source capital gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

In connection with the third bullet point above, BGS Acquisition generally will be classified as a USRPHC if (looking through certain subsidiaries) the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes.  Based on the expected composition and projected values of its assets after the Redomestication and the Business Combination, BGS Acquisition believes that it will not be a USRPHC after the Business Combination.  No assurance can be given that BGS Acquisition will not become a USRPHC in the future.  Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of BGS Acquisition securities.

Other Taxation Consequences of Holding BGS Acquisition Securities

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a BGS Acquisition Warrant, or the lapse of such warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a BGS Acquisition Warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of a BGS Acquisition Warrant,” above.

Payments After 2012

Effective generally for payments made on or after July 1, 2014, certain Non-U.S. Holders may be subject to a U.S. federal withholding tax at a 30% rate with respect to dividends on, and the gross proceeds from the sale or other disposition of, BGS Acquisition securities if certain disclosure requirements related to the U.S. accounts maintained by, or the U.S. ownership of, such Non-U.S. Holders are not satisfied.  The IRS has indicated, however, that withholding with respect to such dividends will be required only for payments made on or after July 1, 2014, and withholding with respect to such proceeds will be required only for payments made on or after January 1, 2017.  Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of BGS Acquisition securities.

Information Reporting and Backup Withholding

BGS Acquisition generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions it pays to such holder on such holder’s securities and the amount of tax, if any, withheld with respect to those distributions.  In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.  Information reporting is also generally required with respect to proceeds from the sales and other dispositions of BGS Acquisition securities to or through the U.S. office (and in certain cases, the foreign office) of a broker.  In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 28%, may be imposed with respect to cash received pursuant to the Transaction Merger and generally will apply to cash distributions made on BGS Acquisition securities to, and the proceeds from sales and other dispositions of such securities by, a U.S. Holder (other than an exempt recipient) who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax.  Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.  Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Anticipated Accounting Treatment

The Transaction Merger will be accounted for as a “reverse merger” and recapitalization since the sellers of TransnetYX will control the combined company immediately following the completion of the Business Combination.  TransnetYX will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of TransnetYX.  Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements will be those of TransnetYX and will be recorded at the historical cost basis of TransnetYX.  BGS Corp.’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of TransnetYX after consummation of the Business Combination.

Regulatory Approvals

The Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirements or approvals, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, except for filings with the State of Delaware and the Registry of Corporate Affairs in the British Virgin Islands necessary to effectuate the transactions contemplated by the Merger Agreement.

Extension of the Offer; Termination; Amendment

We expressly reserve the right, at any time and from time to time prior to the scheduled Expiration Date, and regardless of whether any of the events set forth in “— Conditions of the Offer” shall have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Ordinary Shares.  We will effect any such extension by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension.  We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Ordinary Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Ordinary Shares upon the occurrence of any of the conditions specified in “Conditions of the Offer” by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement.  Our reservation of the right to delay payment for Ordinary Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, which requires that we must pay the consideration offered or return the Ordinary Shares tendered promptly after termination or withdrawal of a tender offer.  Subject to compliance with applicable law (including Rule 13e-4 and Rule 14e-1(c) under the Exchange Act), we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in “Conditions of the Offer” have occurred or are deemed by us to have occurred, to amend the Offer prior to the Expiration Date to increase the Purchase Price, or otherwise if we determine such other amendments are required by applicable law or regulation.  Amendments to the Offer may be made at any time and from time to time by public announcement.  In the case of an extension of the Offer, such announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change.  Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law or regulation (including Rule 13e-4 and Rule 14e-1(c) under the Exchange Act), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, including the material terms of the Merger Agreement, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), and 13e-4(f)(1) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information; however, the Offer will remain open for at least five business days following the date that a notice concerning a material change in the terms of, or information concerning, the Offer is first published, sent or given to shareholders.  If (i) we make any change to increase the Share Purchase Price for Ordinary Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase is first published, sent or given to shareholders in the manner specified in this section, the Offer will be extended until the expiration of such period of 10 business days.  For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m.  through 12:00 midnight, New York City time.

Fees and Expenses

We have retained Morrow & Co., LLC to act as Information Agent and Continental Stock Transfer & Trust Company to act as Depositary in connection with the Offer.  The Information Agent may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.  The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by BGS Corp. for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Ordinary Shares pursuant to the Offer.  Shareholders holding securities through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if any such shareholder tenders Ordinary Shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary.  We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Ordinary Shares held by them as a nominee or in a fiduciary capacity.  No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer.  We will not pay or cause to be paid any stock transfer taxes, if any, on our purchase of securities.

In addition, we will incur and pay reasonable and customary fees and expenses for financial printing services.

Miscellaneous

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Ordinary Shares in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state.  We are not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Ordinary Shares in accordance with the Offer would not be in compliance with the laws of such state.  We, however, reserve the right to exclude shareholders in any state in which it is asserted that the Offer cannot lawfully be made or tendered Ordinary Shares cannot lawfully be accepted, purchased or paid for.  So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

You should only rely on the information contained in this document or to which we have referred you.  We have not authorized any person to provide you with information or make any representation in connection with the Offer other than those contained in this Offer to Purchase, the Letter of Transmittal or in the other documents that constitute a part of the Offer.  If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our board of directors, the Depositary or the Information Agent.

DESCRIPTION OF BGS CORP.’S SECURITIES

General

BGS Corp.’s memorandum and articles of association authorizes it to issue an unlimited number of both Ordinary Shares of no par value and preferred shares of no par value.  As of October 17, 2013, there were 21,263 Units (each Unit being comprised of one Ordinary Share and one BGS Corp. Warrant) outstanding, 3,151,016 Ordinary Shares are outstanding (including 21,263 Ordinary Shares underlying the outstanding Units), no preferred shares outstanding and 7,266,667 BGS Corp. Warrants outstanding (including 21,263 BGS Corp. Warrants underlying the outstanding Units). In addition, there were unit purchase options outstanding to purchase 340,000 Units at an exercise price of $15.00 per Unit.  Each of the Units, Ordinary Shares and BGS Corp. Warrants are registered pursuant to Section 12 of the Exchange Act.

Units

Each Unit consists of one Ordinary Share and one BGS Corp. Warrant.  Each BGS Corp. Warrant entitles the holder to purchase one Ordinary Share.  The Ordinary Shares and BGS Corp. Warrants comprising the Units began separate trading on May 18, 2012.

Holders of Units have the option to continue to hold Units or separate their Units into the component pieces.  Holders are required to have their brokers contact BGS Corp.’s transfer agent in order to separate the Units into Ordinary Shares and BGS Corp. Warrants.

The Units that are not voluntarily separated into and Ordinary Shares and BGS Corp. Warrants will continue to trade as Units consisting of one Ordinary Share and one BGS Corp. Warrant until BGS Corp. consummates the Business Combination, at which time each Unit will automatically convert into one share of Common Stock and one BGS Acquisition Warrant.

Ordinary Shares

There are currently 3,151,016 Ordinary Shares outstanding, 1,817,683 of which are Public Shares and 1,333,333 of which are Founder Shares.  The Founder Shares are subject to restrictions as more fully described below.

Under the Companies Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in BGS Corp.’s register of members. BGS Corp.’s register of members is maintained by BGS Corp.’s transfer agent, Continental Stock & Trust Company, which entered the name of Cede & Co. in BGS Corp.’s register of members as nominee for each of the respective shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. The rights attaching to Ordinary Shares may only be amended prior to the Business Combination by a resolution passed at a meeting by the holders of at least 65% of the Ordinary Shares that have voted (and are entitled to vote on) the resolution or where the amendment is for the purposes of approving, or in conjunction with, the consummation of the Business Combination and thereafter following the consummation of the Business Combination, by a resolution passed at a meeting by the holders of more than 50% of the Ordinary Shares that are present and have voted (and are entitled to vote) thereon. BGS Corp.’s board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. BGS Corp. shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. BGS Corp.’s memorandum and articles of association provide that any of its provisions, including those related to pre-Business Combination activity, may be amended prior to BGS Corp.’s initial business combination if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with the Business Combination) of BGS Corp.’s outstanding shares that have voted on such amendment and are entitled to vote.

BGS Corp. is not required under BVI law to hold an annual meeting of shareholders and BGS Corp. will not hold an annual meeting of shareholders until after BGS Corp. consummates its initial business combination. Therefore, if BGS Corp.’s shareholders want BGS Corp. to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, BGS Corp. may not increase the required percentage to call a meeting above such 30% level.

BGS Corp. will provide its shareholders with the opportunity to redeem their shares upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding Public Shares, subject to the limitations described herein and any limitations (including, but not limited to, cash requirements) agreed to in connection with the negotiation of terms of the Merger Agreement. The amount in the trust account is anticipated to be $10.15 per share. BGS Corp.’s Initial Shareholder has agreed to waive his redemption rights with respect to any of his Founder Shares or Public Shares in connection with the consummation of the Business Combination.

BGS Corp. will conduct redemptions pursuant to the tender offer rules. BGS Corp.’s memorandum and articles of association require these tender offer documents to contain substantially the same financial and other information about the Business Combination and the redemption rights as is required under the SEC’s proxy rules.

Pursuant to BGS Corp.’s memorandum and articles of association, if BGS Corp. is unable to consummate the Business Combination by the Business Combination Deadline, BGS Corp. will, as promptly as reasonably possible but no more than five business days thereafter, (i) distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to BGS Corp.’s public shareholders by way of redemption and (ii) cease all operations except for the purposes of winding up of its affairs. This redemption of public shareholders from the trust account shall be done automatically by function of BGS Corp.’s memorandum and articles of association and prior to any voluntary winding up. BGS Corp.’s Initial Shareholder has agreed to waive his right to liquidating distributions with respect to the Founder Shares if BGS Corp. fails to consummate the Business Combination by the Business Combination Deadline. However, if BGS Corp.’s Initial Shareholder, or any of BGS Corp.’s officers, directors or affiliates acquire Public Shares, they will be entitled to receive liquidating distributions with respect to such Public Shares if BGS Corp. fails to consummate the Business Combination within the required time period.

BGS Corp. shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of legally available funds. In the event of a liquidation or winding up of the company after the Business Combination, the shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the Ordinary Shares. BGS Corp. shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Ordinary Shares, except that BGS Corp. will provide BGS Corp.’s shareholders with the redemption rights set forth above.

BGS Corp. may, at the discretion of the directors, issue fractional shares and may, upon the issue of fractional shares, round up or round down to the nearest whole number.

Founder Shares

The Founder Shares are Ordinary Shares, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) BGS Corp.’s Initial Shareholder has agreed (A) to waive his redemption rights with respect to any of his Founder Shares or Public Shares in connection with the consummation of the Business Combination and (B) to waive his redemption rights with respect to any Founder Shares if BGS Corp. fails to consummate the Business Combination by the Business Combination Deadline, although he will be entitled to redemption rights with respect to any Public Shares he holds if BGS Corp. fails to consummate the Business Combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to BGS Corp.’s officers and directors and other persons or entities affiliated with the Initial Shareholder, each of whom will be subject to the same transfer restrictions) until they are released from lockup other than if BGS Corp. consummates a liquidation, merger, share exchange or other similar transaction after the Business Combination that results in all of the shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.  The Founder Shares are not transferable until (i) with respect to 20% of such shares, upon consummation of the Business Combination; (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination.

Preferred Shares

BGS Corp.’s memorandum and articles of association authorize the issuance of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such designation, rights and preferences as may be determined by BGS Corp.’s  board of directors. BGS Corp. has five classes of preferred shares to give BGS Corp. flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preference shares would allow BGS Corp. to issue shares at different times on different terms. No preferred shares are currently issued or outstanding. Accordingly, BGS Corp.’s board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. However, the underwriting agreement BGS Corp. entered into in connection with its initial public offering prohibits it, prior to the Business Combination, from issuing preferred shares which participate in any manner in the proceeds of the trust account. BGS Corp. does not intend to issue preferred shares in connection with the Business Combination.

The rights of preferred shareholders, if the preferred shares are in issue, may only be amended by a resolution of the holders of at least 65% of the outstanding shares of the relevant preferred class that have voted (and are entitled to vote thereon) in relation to any such resolution prior to the Business Combination, or by the holders of a majority of the outstanding shares of the relevant preferred class that have voted (and are entitled to vote thereon) in relation to any such resolution after the completion of the Business Combination (or by a resolution of directors if there are no preferred shares of the relevant class in issue). If BGS Corp.’s preferred shareholders want BGS Corp. to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30% of the voting rights in respect of the matter (or class) for which the meeting is requested. Under British Virgin Islands law, BGS Corp. may not increase the required percentage to call a meeting above 30%.

There are currently no preferred shares of BGS Corp. outstanding.

Warrants

There are 7,266,667 BGS Corp. Warrants currently outstanding, 4,000,000 of which are Public Warrants and 3,266,667 of which are Sponsor Warrants.

Public Warrants

Each BGS Corp. Warrant entitles the registered holder to purchase one Ordinary Share at a price of $10.00 per share, subject to adjustment as discussed below, at any time commencing on the date that is 30 days after the completion of the Business Combination. The BGS Corp. Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Except as set forth below, BGS Corp. will not be obligated to issue any Ordinary Shares pursuant to the exercise of a BGS Corp. Warrant unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the BGS Corp. Warrants is then effective and a prospectus relating thereto is current. No BGS Corp. Warrant will be exercisable and BGS Corp. will not be obligated to issue Ordinary Shares upon exercise of a BGS Corp. Warrant unless the Ordinary Share issuable upon such BGS Corp. Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the BGS Corp. Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a BGS Corp. Warrant, the holder of such BGS Corp. Warrant will not be entitled to exercise such warrant and such BGS Corp. Warrant may have no value and expire worthless. In no event will BGS Corp. be required to net cash settle any BGS Corp. Warrant. In the event that a registration statement is not effective for the exercised BGS Corp. Warrants and in compliance with the applicable state securities laws, the purchaser of a Unit containing such BGS Corp. Warrant will have paid the full purchase price for the Unit solely for the Ordinary Share underlying such Unit.

No BGS Corp. Warrants will be exercisable for cash unless BGS Corp. has an effective and current registration statement covering the Ordinary Shares issuable upon exercise of the BGS Corp. Warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the Public Warrants has not been declared effective within 60 business days following the closing of the Business Combination, BGS Corp. Warrant holders may, until such time as there is an effective registration statement and during any period during which BGS Corp. has failed to maintain an effective registration statement, exercise BGS Corp. Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. If cashless exercise is permitted, each holder of BGS Corp. Warrants exercising on a cashless basis would pay the exercise price by surrendering the BGS Corp. Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing: (x) the product of the number of Ordinary Shares underlying the BGS Corp. Warrants, multiplied by the difference between the BGS Corp. Warrant exercise price and the “fair market value” by (y) the fair market value. For these purposes, fair market value will mean the volume weighted average price of Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such BGS Corp. Warrants or BGS Corp.’s securities broker or intermediary.

Once the BGS Corp. Warrants become exercisable, BGS Corp. may call the BGS Corp. Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per BGS Corp. Warrant;

•	upon not less than 30 days’ prior written notice of redemption, the 30-day redemption period, to each BGS Corp. Warrant holder; and

•
if, and only if, the last sale price of Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day before BGS Corp. sends the notice of redemption to the BGS Corp. Warrant holders.

BGS Corp. will not redeem the BGS Corp. Warrants unless there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the BGS Corp. Warrants and a current prospectus in respect thereof is available throughout the 30-day redemption period.

BGS Corp. has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the BGS Corp. Warrant exercise price. If the foregoing conditions are satisfied and BGS Corp. issues a notice of redemption of the BGS Corp. Warrants, each BGS Corp. Warrant holder will be entitled to exercise his, her or its BGS Corp. Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $16.50 redemption trigger price as well as the $10.00 warrant exercise price after the redemption notice is issued.

A holder of a BGS Corp. Warrant may notify BGS Corp. in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such BGS Corp. Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.9% of the Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Ordinary Shares is increased by a share dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each BGS Corp. Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if BGS Corp., at any time while the BGS Corp. Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other shares into which the BGS Corp. Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Ordinary Shares in connection with the Business Combination, or (d) in connection with the redemption of BGS Corp. Public Shares upon BGS Corp.’s failure to consummate the Business Combination, then the BGS Corp. Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse shares split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse shares split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each BGS Corp. Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the BGS Corp. Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the BGS Corp. Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

The BGS Corp. Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and BGS Corp. You should review a copy of the warrant agreement, which is filed as an exhibit to this Offer to Purchase, for a complete description of the terms and conditions applicable to the BGS Corp. Warrants.

The BGS Corp. Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of BGS Corp. Warrants being exercised. The BGS Corp. Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their BGS Corp. Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the BGS Corp. Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the BGS Corp. Warrants. If, upon exercise of the BGS Corp. Warrants, a holder would be entitled to receive a fractional interest in a share, BGS Corp. will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the BGS Corp. Warrant holder.

Private Placement Warrants

The Sponsor Warrants (including the Ordinary Shares issuable upon exercise of such BGS Corp. Warrants), are not transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions as described under “Security Ownership of Certain Beneficial Owners of BGS Corp.—Transfers of Founder Shares and Sponsor Warrants” to BGS Corp. officers and directors and other persons or entities affiliated with, as applicable, the initial investors or the underwriters (and/or their designees) and they will not be redeemable by BGS Corp. so long as they are held by the initial investors, the underwriters (and/or their designees) or their permitted transferees). Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the BGS Corp. Warrants sold as part of the Units in BGS Corp.’s initial public offering (provided, however, that for so long as Sponsor Warrants are held by the underwriters and their affiliates, the Sponsor Warrants will not be exercisable after the five year anniversary of the effective date of the registration statement filed in connection with BGS Corp.’s initial public offering). If the Sponsor Warrants are held by holders other than BGS Corp.’s initial investors, the underwriters (and/or their designees) or their permitted transferees, the Sponsor Warrants will be redeemable by BGS Corp. and exercisable by the holders on the same basis as the BGS Corp. Warrants sold as part of the Units in BGS Corp.’s initial public offering.

Even during such periods of time when insiders will be permitted to sell BGS Corp. securities, an insider cannot trade in BGS Corp. securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their BGS Corp. Warrants and sell the Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.

In order to finance transaction costs in connection with the Business Combination, Mr. Gutierrez has agreed to loan BGS Corp. up to an aggregate of $500,000 (or a higher amount at his discretion) to fund BGS Corp.’s working capital needs prior to the Business Combination. In the event that the Business Combination does not close, BGS Corp. may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment, other than the interest on such proceeds that may be released to BGS Corp. for working capital purposes. In the event the Business Combination is consummated, Mr. Gutierrez, at his option, may convert the loans into BGS Acquisition Warrants at $0.75 per warrant.

Unit Purchase Options

In connection with its initial public offering, BGS Corp. sold to PrinceRidge and/or its designees, for $100, an option to purchase up to 340,000 Units at $15.00 per Unit. The underwriters’ unit purchase options will be exercisable starting on the consummation of the Business Combination and ending on the fifth anniversary of BGS Corp.’s initial public offering. Except for the exercise price of the Units, the Units issuable upon exercise of the option are identical to the Units.

Dividends

BGS Corp. has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Trust Account

Upon the closing of the initial public offering and the private placements, $40,600,000 was placed into a trust account (“Trust Account”). The proceeds placed into the Trust Account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.  The Trust Account is held at J.P. Morgan Chase N.A., London Branch and maintained by Continental Stock Transfer & Trust Company, acting as trustee pursuant to the investment management trust agreement with BGS Corp dated March 20, 2012 and amended September 25, 2013.

Pursuant to the Extension Tender Offer, a total of 2,182,317 Ordinary Shares were validly tendered and not properly withdrawn for a total purchase price of approximately $22.2 million, excluding fees and expenses related to the Offer.  As of October 17, 2013, approximately $18,449,482 was held in deposit in BGS Corp.’s Trust Account.  Such amount will only be released to BGS Corp. upon the earlier of: (1) the consummation of a Business Combination and (2) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate a Business Combination.

Amended and Restated Memorandum and Articles of Association

BGS Corp. further amended its memorandum and articles of association in order to extend the Business Combination Deadline.   The Extension Amendment extended the date by which BGS Corp. must consummate its initial business combination from September 26, 2013 to November 26, 2013 by providing that any shareholder that approved the amendment agreed to defer its entitlement to any distribution or redemption on the current termination date until November 26, 2013 and that the liquidation of BGS Corp. would similarly be delayed.  The Extension Amendment was approved at a meeting of BGS Corp. shareholders on September 13, 2013.

British Virgin Islands Regulatory Considerations

There are no material British Virgin Islands regulatory considerations in this regard except for filings with the British Virgin Islands necessary to effectuate the amendment of the BGS Corp.’s memorandum and articles of association (as described above) and the transactions contemplated by the Merger Agreement.

BGS Corp.’s Transfer Agent and Warrant Agent

The transfer agent for BGS Corp.’s securities and warrant agent for BGS Corp. Warrants is Continental Stock Transfer & Trust Company.

Appraisal Rights

There is no vote of BGS Corp. shareholders required for the approval of the Business Combination, and accordingly, there were no appraisal rights in relation to matters considered at the shareholder meeting.  However, BGS Corp. shareholders will have appraisal rights in relation to the Redomestication.

As part of the Offer, BGS Corp. shareholders are being provided with an outline of the plan of merger which be filed at the Registry of Corporate Affairs in the British Virgin Islands.  See “Appraisal Rights – Outline of Plan of Merger.” A BGS Corp. shareholder who elects to dissent shall give to BGS Corp. a written notice of the shareholder’s decision to elect to dissent within 20 days immediately following the date of receipt of this outline of the plan of merger (which is being provided to shareholders of BGS Corp. in the section entitled “Appraisal Rights – Outline of Plan of Merger”).  This dissention is required to be in respect of all Ordinary Shares that the shareholder holds.

Upon the giving of a notice of election to dissent in these circumstances, the BGS Corp. shareholder to whom the notice relates ceases to have any of the rights of a BGS Corp. shareholder except the right to be paid the fair value of the shareholder’s Ordinary Shares.

Within seven days immediately following the date of the expiration of the 20 day period within which BGS Corp. shareholders may give their notices of election to dissent, or within seven days immediately following the date on which the Redomestication is to be put into effect, whichever is later, BGS Acquisition, being the surviving company of the Redomestication, is required to make a written offer to each dissenting BGS Corp. shareholder to purchase the shareholder’s Ordinary Shares at a specified price that it determines to be their fair value. which written offer is made in connection with the Offer.

If, within 30 days immediately following the date on which the offer is made, BGS Acquisition and the dissenting BGS Corp. shareholder agree upon the price to be paid for the shareholder’s shares, BGS Acquisition shall pay to the BGS Corp. shareholder the amount in money upon the surrender of the certificates representing the dissenter’s Ordinary Shares.

If BGS Acquisition and a dissenting BGS Corp. shareholder fail, within the above period of 30 days, to agree on the price to be paid for the Ordinary Shares owned by the BGS Corp. shareholder, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

•	BGS Acquisition and the dissenting BGS Corp. shareholder shall each designate an appraiser;

•	the two designated appraisers together shall designate an appraiser;

•
the three appraisers shall fix the fair value of the Ordinary Shares owned by the dissenting BGS Corp. shareholder, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on BGS Acquisition and the dissenting BGS Corp. shareholder for all purposes; and

•	BGS Acquisition shall pay to the shareholder the amount in money upon the surrender by the shareholder of the certificates representing the shareholder’s Ordinary Shares.

DESCRIPTION OF THE COMBINED COMPANY’S SECURITIES FOLLOWING THE BUSINESS COMBINATION

General

BGS Acquisition’s Certificate of Incorporation authorizes the issuance of up to 95,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of BGS Acquisition preferred stock, par value $0.001 per share.  As of the date of this Offer to Purchase, BGS Acquisition had 1,000 outstanding shares of Common Stock and no shares of outstanding preferred stock.  The Common Stock and BGS Acquisition Warrants will be registered pursuant to Section 12 of the Exchange Act.

Common Stock

In connection with the consummation of the Business Combination, the 1,817,683 outstanding Public Shares of BGS. Corp. will be converted into 1,817,683 shares of Common Stock of BGS Acquisition.  The 1,333,333 Founder Shares will be converted into 666,667 shares of Common Stock, which will not be transferable until the date (i) with respect to 25% of such Common Stock, when the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (ii) with respect to 25% of such Common Stock, when the closing price of the Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iii) with respect to 25% of such Common Stock, when the closing price of the Common Stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (iv) with respect to 25% of such Common Stock, when the closing price of the Common Stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination

The holders of the Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders and do not have cumulative voting rights.  The holders of Common Stock are entitled to receive their pro rata share of any dividends, if and when declared by the board of directors out of funds legally available therefor.  In the event of a liquidation, dissolution or winding up of BGS Acquisition, BGS Acquisition’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the BGS Common Stock.  BGS Acquisition’s common stockholders have no preemptive or other subscription rights.

Preferred Stock

The BGS Acquisition charter authorizes the issuance of 5,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by BGS Acquisition’s board of directors.  Accordingly, BGS Acquisition’s board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects.  The ability of BGS Acquisition’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of BGS Acquisition or the removal of existing management.  No shares of preferred stock are currently issued or outstanding.

Warrants

In connection with the consummation of the Business Combination, the 4,000,000 Public Warrants will be converted into 4,000,000 BGS Acquisition Warrants.  The 3,266,667 Sponsor Warrants will be converted into 1/20th of a share of Common Stock, half of which will not be released from transfer restrictions until the date when the closing price of Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and half of which will not be released from transfer restrictions until the date when the closing price of Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination

Each BGS Corp. Warrant entitles the registered holder to purchase one Ordinary Share at a price of $10.00 per share, subject to adjustment as discussed below, at any time commencing on the date that is 30 days after the completion of the Business Combination. The BGS Acquisition Warrants will expire five years after the completion of the Business Combination, at 11:59 p.m., New York City time, or earlier upon redemption or liquidation.

Except as set forth below, BGS Acquisition will not be obligated to issue any Common Stock pursuant to the exercise of a BGS Acquisition Warrant unless a registration statement under the Securities Act with respect to the Common Stock underlying the BGS Corp. Warrant is then effective and a prospectus relating thereto is current. No BGS Acquisition Warrant will be exercisable and BGS Acquisition will not be obligated to issue Common Stock upon exercise of a BGS Acquisition Warrant unless Common Stock issuable upon such BGS Acquisition Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the BGS Acquisition Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a BGS Acquisition Warrant, the holder of such BGS Acquisition Warrant will not be entitled to exercise such warrant and such BGS Acquisition Warrant may have no value and expire worthless. In no event will BGS Acquisition be required to net cash settle any BGS Acquisition Warrant.

No BGS Acquisition Warrants will be exercisable for cash unless BGS Acquisition has an effective and current registration statement covering the Common Stock issuable upon exercise of the BGS Acquisition Warrants and a current prospectus relating to such Common Stock. Notwithstanding the foregoing, if a registration statement covering the Common Stock issuable upon exercise of the Public Warrants has not been declared effective within 60 business days following the closing of the Business Combination, BGS Acquisition Warrant holders may, until such time as there is an effective registration statement and during any period during which BGS Acquisition has failed to maintain an effective registration statement, exercise BGS Acquisition Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. If cashless exercise is permitted, each holder of BGS Acquisition Warrants exercising on a cashless basis would pay the exercise price by surrendering the BGS Acquisition Warrants for that number of Common Stock equal to the quotient obtained by dividing: (x) the product of the number of Common Stock underlying the BGS Acquisition Warrants, multiplied by the difference between the BGS Acquisition Warrant exercise price and the “fair market value” by (y) the fair market value. For these purposes, fair market value will mean the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such BGS Acquisition Warrants or our securities broker or intermediary.

Once the BGS Acquisition Warrants become exercisable, BGS Acquisition may call the BGS Acquisition Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per BGS Acquisition Warrant;

•	upon not less than 30 days’ prior written notice of redemption, the 30-day redemption period, to each BGS Acquisition Warrant holder; and

•
if, and only if, the last sale price of Common Stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day before BGS Acquisition sends the notice of redemption to the BGS Acquisition Warrant holders.

BGS Acquisition will not redeem the BGS Acquisition Warrants unless there is an effective registration statement covering the Common Stock issuable upon exercise of the BGS Acquisition Warrants and a current prospectus in respect thereof is available throughout the 30-day redemption period.

BGS Acquisition has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the BGS Acquisition Warrant exercise price. If the foregoing conditions are satisfied and BGS Acquisition issues a notice of redemption of the BGS Acquisition Warrants, each BGS Acquisition Warrant holder will be entitled to exercise his, her or its BGS Acquisition Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $16.50 redemption trigger price as well as the $10.00 warrant exercise price after the redemption notice is issued.

A holder of a BGS Acquisition Warrant may notify BGS Acquisition in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such BGS Acquisition Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.9% of the Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding Common Stock is increased by a share dividend payable in Common Stock, or by a split-up of Common Stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Common Stock issuable on exercise of each BGS Acquisition Warrant will be increased in proportion to such increase in the outstanding Common Stock. A rights offering to holders of Common Stock entitling holders to purchase Common Stock at a price less than the fair market value will be deemed a share dividend of a number of Common Stock equal to the product of (i) the number of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if BGS Acquisition, at any time while the BGS Acquisition Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such Common Stock (or other shares into which the BGS Acquisition Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Common Stock in connection with the Business Combination, then the BGS Acquisition Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Common Stock is decreased by a consolidation, combination, reverse shares split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse shares split, reclassification or similar event, the number of Common Stock issuable on exercise of each BGS Acquisition Warrant will be decreased in proportion to such decrease in outstanding Common Stock.

Whenever the number of Common Stock purchasable upon the exercise of the BGS Acquisition Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Common Stock purchasable upon the exercise of the BGS Acquisition Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Common Stock so purchasable immediately thereafter.

The BGS Acquisition Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and BGS Acquisition. BGS Acquisition Warrant holders should review a copy of the warrant agreement, a form of which will be filed as an exhibit to this registration statement on Form S-4, for a complete description of the terms and conditions applicable to the BGS Acquisition Warrants.

The BGS Acquisition Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of BGS Acquisition Warrants being exercised. The BGS Acquisition Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their BGS Acquisition Warrants and receive Common Stock. After the issuance of Common Stock upon exercise of the BGS Acquisition Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the BGS Acquisition Warrants. If, upon exercise of BGS Acquisition Warrants, a holder would be entitled to receive a fractional interest in a share of Common Stock, BGS Acquisition will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the BGS Acquisition Warrant holder.

Even during such periods of time when insiders will be permitted to sell BGS Acquisition securities, an insider cannot trade in BGS Acquisition securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their BGS Acquisition Warrants and sell the Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.

Purchase Options

In the Business Combination, the underwriter’s unit purchase options to purchase up to 340,000 Units at $15.00 per Unit will be converted into 340,000 options to purchase one share of Common Stock and one BGS Acquisition Warrants for a price of $15.00.  The Common Stock and BGS Acquisition Warrants acquired pursuant to these purchase options will have terms and provisions identical to those of the Common Stock and BGS Acquisition Warrants issued in connection with the conversion of BGS Corp.’s Public Shares and the BGS Corp.’s Public Warrants pursuant to the Business Combination, respectively.

Dividends

BGS Acquisition has no obligation or immediate plans to pay dividends to the holders of its Common Stock.  However, BGS Acquisition reserves the right to pay dividends at the discretion of its board of directors at any time in in the future.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling BGS Acquisition pursuant to the foregoing provisions, BGS Acquisition has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Warrant Agent

The transfer agent for BGS Acquisition’s securities and warrant agent for its warrants is Continental Stock Transfer & Trust Company.

MATERIAL DIFFERENCES IN THE RIGHTS OF BGS CORP. SHAREHOLDERS
FOLLOWING THE BUSINESS COMBINATION

At the effective time of the Redomestication, the Certificate of Incorporation and the Bylaws of BGS Acquisition will become the governing documents of the combined company.  The rights of BGS Corp. shareholders are and will be governed by British Virgin Islands law and BGS Corp.’s memorandum and articles of association until the completion of the Redomestication.  If BGS Corp. shareholders do not tender their Ordinary Shares in the Offer, after the Redomestication such shareholders will become stockholders of BGS Acquisition and their rights will be governed by Delaware law and BGS Acquisition’s Certificate of Incorporation and Bylaws.

Although the corporate statutes of Delaware and the British Virgin Islands are similar, certain differences exist.  Summarized below are the most significant differences between the rights of the shareholders of BGS Corp. versus the rights of the BGS Acquisition stockholders (which will include former BGS Corp. shareholders after the Redomestication).

The following discussions are summaries only.  They do not give you a complete description of any non-material differences that may affect security holders.  Neither the Companies Act nor the memorandum and articles of association of BGS Corp. impose any limitations on the right of nonresident or foreign owners to hold or vote securities.  Under the Companies Act law, holders of a company’s stock are referred to as members, as opposed to shareholders, and such reference is carried through in the table.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Authorized Capital Stock
BGS Corp. is authorized to issue an unlimited number of shares of no par value divided into six classes of shares: Ordinary shares or no par value, Class A preferred shares of no par value, Class B preferred shares of no par value, Class C preferred shares of no par value, Class D preferred shares of no par value and Class E preferred shares of no par value.

The authorized capital stock of BGS Acquisition consists of 100,000,000 shares, 95,000,000 of which are shares of common stock, $0.001 par value per share, and 5,000,000 of which are shares of preferred stock, par value $0.001 par value per share.

Par Value	BGS Corp. is only authorized to issue shares of no par value, as described above.	Stated in United States dollars. Changes in capital generally require stockholder approval.

Dividend Policy
Subject to Regulation 23 (Business Combination) of the Articles, the directors may, by resolution of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution the value of the assets of BGS Corp. will exceed its liabilities and BGS Corp. will be able to pay its debts as and when they fall due.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the BGS Acquisition may be declared by the board of directors at any regular or special meeting of the board of directors.  Dividends may be paid in cash, in property or in shares of the BGS Acquisition’s capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Preferred (Preference) Shares
Directors may fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorized to be issued under BGS Corp.’s memorandum and articles of association.

Directors may fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, as well as fix or alter the number of preferred shares, by resolution, subject to any requirements of the Delaware General Corporation Law, the DGCL, and the Certificate of Incorporation.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Registered Shares	BGS Corp. is only authorized to issue registered shares. BGS Corp. is not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.	Silent.

Purpose of Corporation
BGS Corp. has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, subject to the Companies Act, any other legislation of the British Virgin Islands and Regulation 23 (Business Combination) of the Articles.
To engage in any lawful act or activity for which corporations may be organized under the DGCL.

Registered Office	Nemours Chambers, PO Box 3170, Road Town, Tortola, British Virgin Islands.	Capitol Corporate Services, Inc. 1111B South Governors Avenue Dover, DE 19904

Transfer Agent	The board of directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents.	The board of directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents.

Voting Rights
The holders of Ordinary Shares shall have the right to vote at a meeting of the members or on any resolution of Members.
The holders of the Preferred Shares shall have the such rights, privileges, restrictions and conditions as set out in the amended and restated Memorandum prior to the issue of such shares.

The holders of common stock shall have the right to one vote for each share of common stock.  The common stock holders shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock.

Redemption of Equity
Regulation 6 of the articles of association provides that BGS Corp. may purchase, redeem or otherwise acquire and hold its own shares provided the consent of the member whose shares are to be purchase, redeemed or otherwise acquired is obtained (unless BGS Corp. is permitted by the Companies Act or any other provision in the memorandum or articles of association to purchase, redeem or otherwise acquire the shares without such consent).
Silent.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Stockholder/Member Consent
Prior to the initial public offering, any action that may be taken by the members at a meeting could also be taken by a resolution of members consented to in writing, without the need for prior notice.

Stockholders may take action by written consent if signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present or represented by proxy and voted.

Notice Requirements for Stockholder/Member Relating to Nominations and Other Proposals	Directors convening a meeting of members are required to give not less than 10 nor more than 60 days' written notice of a meeting to the other members and the other directors.
In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination (1) not less than 90 days and not more than 120 days prior to the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance and (2) with respect to any other annual meeting of stockholders, the close of business on the 10th day following the date of public disclosure of the date of such meeting.

Meetings of Stockholders/Members – Presence	In person or by proxy or by telephone or other electronic means provided all members participating in the meeting are able to hear each other.	In person, by proxy or by means of remote communication.

Meeting of Stockholders/Members – Notice	Directors convening a meeting of members are required to give not less than 10 nor more than 60 days' written notice of a meeting to the other members and the other directors.	Not less than 10 days nor more than 60 days.

Meetings of Stockholders/Members – Call of Meeting	Members entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested may request in writing that the directors convene a meeting of members.
Annual meetings shall be called by the board of directors.  Special meetings may be called only by the Chairman of the board of directors or the President and shall be called by the President or Secretary at the request in writing of a majority of the members of the board of directors or at the request in writing of the holders of a majority of the issued and outstanding capital stock entitled to vote.

Meetings of Stockholders/Members – Place	Within or outside the British Virgin Islands.	Within or without Delaware.

Meetings of Stockholders/Members - Quorum	At the commencement of the meeting, present in person or by proxy not less than 50% of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.
Majority of the aggregate voting power of the shares of capital stock of BGS Acquisition issued and outstanding and entitled to vote thereat.  Meeting may be adjourned for up to 30 days without additional notice to stockholders.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Meeting of Stockholders/Members – Record Date	The director convening the meeting of members shall fix in the notice of the meeting the record date for determining those members that are entitled to vote at the meeting.
As fixed by the board of directors, no more than 75 days and no less than 10 days before the meeting.  If not fixed, the day before notice of meeting is given.  If after adjournment a new record date is fixed for the adjourned meeting, notice must be given to stockholders.

Directors – Election
The first directors are appointed by the registered agent within 30 days of incorporation.
Following this, directors are appointed by resolution of members or by resolution of directors.
Immediately before the consummation of an initial public offering, the directors shall pass a resolution of directors dividing themselves into two classes, being the class A directors and the class B directors.
By the stockholders at the annual meeting of the stockholders.

Directors – Term
Each director holds office for the term, if any, fixed by the resolution of directors or resolution of members appointing him, or until his earlier death, resignation or removal.  If no fixed term is on the appointment, the directors serves indefinitely until his earlier death, resignation or removal.
Annual term, or until such director’s successor is elected and qualified.

Directors – Removal
A director may be removed from office with or without cause by a resolution of members passed at a meeting of members called for the purposes including the removal of the director or by a written resolution passed by at least 75% of the members of BGS Corp. entitled to vote, or subject to Regulation 9.1(b) of the articles of association of BGS Corp. in relation to its initial public offering, by a resolution of the directors.
By the majority of the voting power of the shares then entitled to vote at an election of directors, with or without cause.

Directors – Vacancy
A vacancy occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.
Subject to the Articles, the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors.  Where the directors appoint a person as director to fill a vacancy, the term may not exceed the term that remained when the person who has ceased to be a director ceased to hold office.
By the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Directors – Number	The minimum number of directors is one and there is no maximum number.	As determined by the board of directors, but not less than one.

Directors – Quorum and Vote Requirements
A resolution of directors is defined in the Articles as either: (i) a resolution approved at a duly convened and constituted meeting of directors or of a committee of directors by the affirmative vote of a majority of the directors present at the meeting who voted, except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purposes of establishing a majority, or (ii) a resolution consented to in writing by all directors or by all members of a committee of directors, as the case may be.

A majority of the entire board of directors or such committee of the board of directors.  The act of a majority of the directors present at any meeting of the board of directors, or a committee thereof, at which a quorum is present shall be the act of the board of directors or such committee.

Directors – Powers
The business and affairs of BGS Corp. shall be managed by, or under the direction or supervision of, the directors and they have all powers necessary for managing and for directing and supervising the business and affairs of BGS Corp.
Directors may exercise all powers of BGS Acquisition not reserved to the stockholders.

Directors – Committees	The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers.	The board of directors may establish one or more committees with the authority that the board of directors determines.

Directors – Consent Action
An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, without the need for notice.
Directors may take action by written consent of all directors, in addition to action by meeting.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Directors – Alternates	Until the consummation of a business combination, a director may not appoint an alternate director. Following this, a director may by written instrument appoint an alternate director.	Directors may designate one or more directors as alternate members of any committee.

Directors – Appoint Officers	The directors may by resolution appoint officers at such times as may be considered necessary or expedient.	Directors appoint the officers with such powers and duties as the board of directors shall determine.

Directors – Limitation of Liability
Directors shall not be liable for any debt, obligation or default of BGS Corp. unless specifically provided in the Companies Act or other enactment of the British Virgin Islands, and except in so far as he may be liable for his own conduct or acts.

Directors shall have no personal liability to BGS Acquisition or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) of the DGCL expressly provides that the liability of a director may not be eliminated or limited.

Directors – Indemnification Insurance
BGS Corp. may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever any person who is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of BGS Corp. or is or was, at the request of BGS serving as a director of, or in any other capacity is or was acting for another enterprise.
There is a requirement that the person to be indemnified acted honestly and in good faith with a view to the best interests of BGS Corp. and in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.
BGS Corp. may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnified person.

Any person who is or was a director or officer shall have a right to indemnification and to the advancement of expenses in connection with proceedings relating to their role as such.
If rights to indemnification and to the advancement of expenses are not provided, the indemnitee may bring a suit against BGS Acquisition to collect such indemnification and/or expenses.
BGS Acquisition may purchase and maintain insurance in relation to any person who is or was a director or officer of BGS Acquisition.

PROVISION	BGS CORP. (BVI)	BGS ACQUISITION (DELAWARE)

Amendments to Organizational Documents
BGS Corp. may amend its Memorandum or Articles by a resolution of members or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the members to amend the Memorandum or Articles, (ii) to change the percentage of members required to pass a resolution of members to amend the Memorandum or Articles, (iii) in circumstances where the memorandum or Articles cannot be amended by the members, or (iv) to clause 7 (Variation of Rights), 8 (Rights Not Varied by Issue of Shares Pari Passu), 11 (Amendment of Memorandum and  Articles) or Regulation 23 (Business Combination) of the Articles.  Also, the shareholders' ability to amend Regulation 23 (Business Combination) prior to any business combination is subject to certain restrictions.

Amendments to the certificate of incorporation must be approved by the board of directors and a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.
Bylaws may be amended by the board of directors, subject to certain restrictions.

Sale of Assets
Regulation 10.10 of the Articles of Association of BGS Corp. expressly dis-applies section 175 of the Act (the section requiring members' authorization to any disposal of assets representing 50% or more in value of the assets of a company).
The sale of all or substantially all the assets of the company requires stockholder approval.

Anti-Takeover Provisions	There are no anti-takeover provisions applicable to BGS Corp.	BGS Acquisition has expressly elected not to be governed by § 203 of the DGCL, which prohibits specified business combinations by an interested stockholder.

Appraisal Rights
A member is entitled to payment for the fair value of his shares upon dissenting from a merger, consolidation, transfer/disposal of assets, redemption of his shares and an arrangement (if permitted by the Court).

Provision is made under Delaware corporate law to dissent and obtain fair value of shares in connection with certain corporate actions that require stockholder approval or consent.  However, the DGCL does not confer appraisal rights if the Delaware corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Ordinary Shares, BGS Corp. Warrants and Units are each quoted on Nasdaq, under the symbols “BGSC,” “BGSCW” and “BGSCU,” respectively.  Each Unit consists of one Ordinary Share and one BGS Corp. Warrant to purchase an additional Ordinary Share.  Units commenced trading on March 21, 2012.  Ordinary Shares and BGS Corp. Warrants commenced trading on May 18, 2012.

The table below sets forth the high and low sales prices of BGS Corp.’s Ordinary Shares, BGS Corp. Warrants and Units as reported on Nasdaq for the period from May 18, 2012 (the date on which the Ordinary Shares and BGS Corp. Warrants were first quoted on Nasdaq) through October 17, 2013 and for the period from March 21, 2012 (the date on which the Units were first quoted on Nasdaq) through October 17, 2013.

	Ordinary Shares		BGS Corp. Warrants		Units
Time Period	High	Low	High	Low	High	Low
August 1, 2013 through October 17, 2013	$10.90	$9.97	$0.31	$0.15	$10.21	$10.07
Quarter Ended
July 31, 2013	$10.12	$10.00	$0.40	$0.12	$10.22	$10.12
April 30, 2013	$10.02	$9.85	$0.377	$0.12	$10.19	$9.98
January 31, 2013	$10.00	$9.75	$0.18	$0.15	$10.05	$9.92
October 31, 2012	$9.85	$9.66	$0.22	$0.15	$9.98	$9.80
July 31, 2012*	$20.00	$6.65	$0.455	$0.05	$9.91	$9.59
April 30, 2012**	N/A	N/A	N/A	N/A	$10.00	$9.63

*Period from May 18, 2012 for Ordinary Shares and BGS Corp. Warrants.
**Period from March 21, 2012 for Units.

As of October 17, 2013, the closing prices of the Ordinary Shares, BGS Corp. Warrants, and Units were $10.00, $0.27 and $10.19, respectively.

BGS Acquisition’s securities and TransnetYX’s securities are not publicly traded.

Holders

As of October 16, 2013, there were 2 holders of record of the Units, 2 holders of record of the Ordinary Shares and 14 holder of record of the BGS Corp. Warrants. BGS Corp. believes that there were 45 beneficial holders of the Units, 63 beneficial holders of the Ordinary Shares and 72 beneficial holders of the BGS Corp. Warrants as of September 5, 2013.

As of October 17, 2013, there were 11 stockholders of record of TransnetYX common stock.

For information regarding the expected effect that the Business Combination will have on the amount and percentage of the present holdings of the Ordinary Shares owned by beneficial owners of more than five percent of the Ordinary Shares, each director of BGS Corp. and all directors and officers of BGS Corp. as a group, please see “Security Ownership of Certain Beneficial Owners of BGS Corp.” beginning on page 153 of this Offer to Purchase.

Dividends

BSG Corp. has not paid any dividends on its Ordinary Shares to date and does not intend to pay dividends prior to the consummation of the Business Combination.

TransnetYX has never declared dividends on its common stock. Currently, TransnetYX has three classes of preferred stock, Series A convertible preferred, Series B convertible preferred and Series C convertible preferred, that have dividend preferences senior to the rights of the common stock to receive dividends and these senior dividend preferences currently materially limit TransnetYX’s ability to pay dividends to the holders of its common stock.  Prior to the Transaction Merger, TransnetYX anticipates that all shares of all classes of its convertible preferred stock will be converted into shares of TransnetYX common stock.   Additionally, in connection with the Transaction Merger, all accumulated but unpaid dividends on the Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock will be converted into shares of TransnetYX common stock.

TransnetYX currently does not plan to declare dividends on shares of its common stock in the foreseeable future, whether before or after the Transaction Merger.  TransnetYX expects to retain future earnings, if any, for use in the operation and expansion of its business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors, will be paid out of funds legally available therefor, and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

BGS Acquisition has no obligation or immediate plans to pay dividends to the holders of its Common Stock following the consummation of the Business Combination.  However, BGS Acquisition reserves the right to pay dividends at the discretion of its board of directors at any time in the future out of funds legally available therefor.

BGS CORP. BUSINESS

Overview

BGS Corp. is a blank check company formed on August 9, 2011 as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, contractual control arrangement with, purchasing all or substantially all of the assets of or engaging in any other similar business combination with one or more operating businesses or assets.

BGS Corp.’s memorandum and articles of association also provide that it will, inter alia, commence a winding up of its affairs and will liquidate the trust account (described below) and distribute the funds included therein to the holders of Ordinary Shares sold in BGS Corp.’s initial public offering if BGS Corp. does not consummate the Business Combination by the Business Combination Deadline.

History

The registration statement for BGS Corp.’s initial public offering was declared effective on March 20, 2012. On March 26, 2012, BGS Corp. consummated its initial public offering of 4,000,000 Units, each Unit consisting of one Ordinary Share of no par value per share, and a BGS Corp. Warrant to purchase one Ordinary Share, pursuant to the registration statement on Form F-1 (File No. 333-178780). The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $40,000,000. Prior to the consummation of the offering, BGS Corp. completed private placements of Sponsor Warrants, consisting of an aggregate of 3,266,667 BGS Corp. Warrants issued to certain investors and the underwriters of the initial public offering, generating gross proceeds of $2,450,000. A total of $40,600,000 of the net proceeds from the offering and the private placements were placed in a trust account established for the benefit of BGS Corp.’s public shareholders.

In connection with BGS Corp.’s initial public offering, BGS Corp. sold to underwriters, for $100, an option to purchase up to 340,000 Units at $15.00 per Unit. The underwriters’ unit purchase options are exercisable starting on the consummation of the Business Combination through March 20, 2017. Except for the exercise price of the Units, Units issuable upon exercise of the options are identical to the Units sold in BGS Corp.’s initial public offering.

As of May 4, 2012, the underwriters of BGS Corp.’s initial public offering elected not to exercise their over-allotment option. As a result, BGS Corp.’s Initial Shareholder forfeited an aggregate of 200,000 Ordinary Shares, pursuant to the terms of the private placement of the Founder Shares.  The Initial Shareholder currently holds 1,333,333 Founder Shares. All Founder Shares will not be released from transfer restrictions until the date (i) with respect to 20% of such shares, that the consummation of the Business Combination takes place, (ii) with respect to 20% of such shares, that the closing price of BGS Corp.’s Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iii) with respect to 20% of such shares, that the closing price of BGS Corp.’s Ordinary Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iv) with respect to 20% of such shares, that the closing price of BGS Corp.’s Ordinary Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (v) with respect to 20% of such shares, that the closing price of BGS Corp.’s Ordinary Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination.

On March 21, 2012, Units commenced trading on Nasdaq under the symbol “BGSCU.” On May 18, 2012, BGS Corp. was notified by the underwriters that the Units could be separated into the Ordinary Shares and BGS Corp. Warrants underlying the Units and the Ordinary Shares and BGS Corp. Warrants commenced trading on Nasdaq under the symbols “BGSC” and “BGSCW,” respectively.

Business Combination Activities

All of BGS Corp.’s activity through March 26, 2012 related to its formation and initial public offering and its activities subsequent to March 26, 2012 related to the identification and pursuit of potential target businesses and assets. On June 26, 2013, BGS Corp. entered into the Original Agreement, pursuant to which, through a series of transactions, BGS Corp. would be merged with and into BGS Acquisition and Black Diamond would become a majority owned subsidiary of BGS Acquisition. On August 13, 2013 BGS Corp. entered into the Merger Agreement, pursuant to which Black Diamond would no longer become a majority owned subsidiary of BGS Acquisition and BGS Corp. would be merged with and into BGS Acquisition and TransnetYX would become a wholly owned subsidiary of BGS Acquisition.  In the event that the Business Combination is not consummated by the Business Combination Deadline, BGS Corp. will commence a winding up of its affairs and will distribute the proceeds held in the trust account to its public shareholders.  See “The Merger Agreement” for more information.

On September 13, 2013, shareholders of BGS Corp. approved the Extension Amendment, extending the Business Combination Deadline from September 26, 2013 to November 26, 2013.

Redemption Rights

Pursuant to BGS Corp.’s memorandum and articles of association, BGS Corp. will provide its shareholders with the opportunity to redeem, subject to the limitations described herein, their shares upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding Public Shares. As of October 17, 2013, the amount in the trust account was $10.15 per share, which includes the deferred corporate finance fee payable to the underwriters of BGS Corp.’s initial public offering upon the consummation of the Business Combination for services related to the due diligence, negotiation, structuring, analyzing, marketing and closing of the Business Combination. There will be no redemption rights upon the consummation of the Business Combination with respect to the BGS Corp. Warrants. BGS Corp.’s Initial Shareholder has agreed to waive his redemption rights with respect to any Founder Shares and any Public Shares he may hold in connection with the consummation of the Business Combination. In addition, BGS Corp.’s directors and officers have also agreed to waive their redemption rights with respect to any Public Shares in connection with the consummation of the Business Combination.

Manner of Conducting Redemptions

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even if not required by law, BGS Corp. will not seek approval of the Business Combination from shareholders. BGS Corp. will conduct redemptions of its Public Shares in accordance with the tender offer rules as discussed below. Pursuant to BGS Corp.’s memorandum and articles of association, in connection with such redemptions, BGS Corp. will:

•	offer to redeem its Public Shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•
file tender offer documents with the SEC prior to consummating the Business Combination, which will contain substantially the same financial and other information about the Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In accordance with Rule 14e-1(a) under the Exchange Act, the Offer shall remain open for at least 20 business days, and BGS Corp. will not be permitted to consummate the Business Combination until the expiration of the tender offer period.

In connection with the successful consummation of the Business Combination, BGS Corp. may redeem pursuant to the Offer up to that number of Ordinary Shares that would permit BGS Corp. to maintain net tangible assets of $5,000,001 under the memorandum and articles of association. However, the redemption threshold is further limited by the terms and conditions of the Business Combination. For example, BGS Acquisition is required to pay at least $4,000,000 in cash to the TransnetYX stockholders as part of the merger consideration pursuant to the Merger Agreement and to retain at least $6,000,000 in cash for working capital and transaction costs.  Therefore, there must be enough cash remaining in the trust account following the Offer to be able to pay the cash portion of the merger consideration and to retain at least $6,000,000 in cash.

In order to comply with the tender offer rules, the Offer will be made to all BGS Corp. shareholders, not just BGS Corp.’s public shareholders. BGS Corp.’s Initial Shareholder and other directors and officers have agreed to waive their redemption rights with respect to any Founder Shares or Public Shares owned by them in connection with the Offer.

Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s Public Shares voted against a proposed business combination and elected to redeem or convert more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with an initial business combination. Since BGS Corp. has no such specified maximum redemption threshold, its structure is different in this respect from the structure that has been used by many blank check companies. However, in no event will BGS Corp. redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Tendering share certificates in connection with a tender offer or redemption rights

BGS Corp. will require its public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to BGS Corp.’s transfer agent prior to the expiration date set forth in the tender offer documents or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. Accordingly, a public shareholder would have from the time BGS Corp. sends out its tender offer materials until the close of the tender offer period to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $35.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not BGS Corp. requires holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become “option” rights surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials. Furthermore, if a holder of a public share delivered the holder’s certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of BGS Corp.’s Public Shares electing to redeem their shares will be distributed promptly after the completion of the Business Combination.

Redemption of Public Shares and Subsequent Voluntary Liquidation if No Business Combination

BGS Corp. must complete the Business Combination by the Business Combination Deadline. If BGS Corp. is unable to consummate the Business Combination by the Business Combination Deadline, BGS Corp. will, as promptly as possible but no more than five business days after the Business Combination Deadline, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses) pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of winding up its affairs. This redemption of public shareholders from the trust account shall be done automatically by function of BGS Corp.’s memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.

In order to redeem public shareholders from the trust account, BGS Corp. will instruct the trustee to distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to BGS Corp.’s public shareholders. BGS Corp.’s Initial Shareholder has agreed to waive his rights to liquidating distributions with respect to his Founder Shares if BGS Corp. fails to consummate the Business Combination by the Business Combination Deadline. However, if BGS Corp.’s Initial Shareholder, or any of its other officers, directors or affiliates own Public Shares acquired in or after BGS Corp.’s initial public offering, they will be entitled to receive liquidating distributions with respect to such Public Shares if BGS Corp. fails to consummate the Business Combination within the required time period. There will be no redemption rights or liquidating distributions with respect to BGS Corp. Warrants, which will expire worthless in the event BGS Corp. does not consummate the Business Combination. BGS Corp. will pay the costs of the liquidation of the trust account from its remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. However, if those funds are not sufficient to cover these costs and expenses, BGS Corp. may request the trustee to release to BGS Corp. an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses. In addition, BGS Corp.’s Initial Shareholder, Mr. Gutierrez, has agreed to indemnify BGS Corp. for all claims of creditors to the extent BGS Corp. fails to obtain executed waivers from such entities in order to protect the amounts held in trust and except as to any claims under BGS Corp.’s indemnity of the underwriters of BGS Corp.’s initial public offering against certain liabilities, including liabilities under the Securities Act. Following the redemption of public shareholders from the trust account and payment of BGS Corp.’s creditors, BGS Corp. anticipates that it will have no operations or assets (other than funds sufficient to pay the costs of BGS Corp.’s liquidation), and intends to enter voluntary liquidation, which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. If it does not complete the Business Combination by the Business Combination Deadline, it intends to wind-up its affairs and commence a voluntary liquidation following the redemption of public shareholders from the trust account. Therefore in these circumstances, BGS Corp. expects that the “voluntary liquidation” process will not cause any delay to the payment of redemption proceeds from its trust account to its public shareholders. The voluntary liquidation process which includes the liquidator of the company making a number of filings at the Registry of Corporate Affairs and the placing of statutory advertisements in the British Virgin Islands Official Gazette, a British Virgin Islands newspaper and a newspaper circulating where the company has its principal place of business. At the end of the voluntary liquidation process, the liquidator will prepare its final statement of the company’s accounts and make a notification filing with the Registry. The final stage is for the Registry to strike BGS Corp. off the Register of Companies and issue a Certificate of Dissolution, at which point the company is dissolved. However, there is no assurance that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in BGS Corp.’s liquidation being subject to the supervision of that court. In the event such a petition is successfully made prior to the redemption of public shareholders from the trust account, such events might delay distribution of some or all of BGS Corp.’s assets to its public shareholders.

If BGS Corp. were to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon its dissolution would be $10.15. The proceeds deposited in the trust account could, however, become subject to the claims of BGS Corp.’s creditors which would have higher priority than the claims of its public shareholders. There is no assurance that the actual per-share redemption amount received by shareholders will not be less than $10.15, plus interest (net of any taxes payable).

Although BGS Corp. seeks to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with BGS Corp. waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of BGS Corp.’s public shareholders, there is no guarantee that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against BGS Corp.’s assets, including the funds held in the trust account. In the case any third party refuses or has refused to execute an agreement waiving such claims to the monies held in the trust account, BGS Corp.’s management performs an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to BGS Corp. than any alternative. Examples of possible instances where BGS Corp. may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with BGS Corp. and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, Mr. Gutierrez has agreed that he will be liable to BGS Corp., if and to the extent any claims by a vendor for services rendered or products sold to BGS Corp., or a prospective target business with which BGS Corp. has discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.15 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under BGS Corp.’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims. There is no assurance, however, that Mr. Gutierrez would be able to satisfy those obligations. BGS Corp. currently believes that Mr. Gutierrez is of substantial means and capable of funding a shortfall in BGS Corp.’s trust account, even though BGS Corp. has not asked him to reserve for such an eventuality. BGS Corp. has not independently verified whether Mr. Gutierrez has sufficient funds to satisfy his indemnity obligations and, therefore, cannot assure you that Mr. Gutierrez will be able to satisfy those obligations. BGS Corp. believes the likelihood of Mr. Gutierrez having to indemnify the trust account is limited because BGS Corp. will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with BGS Corp. waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

In the event that the proceeds in the trust account are reduced below $10.15 per share and Mr. Gutierrez asserts that he is unable to satisfy any applicable obligations or that he has no indemnification obligations related to a particular claim, BGS Corp.’s interested directors would determine whether to take legal action against him to enforce the indemnification obligations. While BGS Corp. currently expects that its disinterested directors in exercising their fiduciary duties to BGS Corp. and to its shareholders would take legal action on BGS Corp.’s shareholders’ behalf against Mr. Gutierrez to enforce his indemnification obligations to BGS Corp., it is possible that the disinterested directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, there is no assurance that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share.

If BGS Corp. is deemed insolvent for the purposes of the British Virgin Islands Insolvency Act, or the Insolvency Act, (i.e. (i) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favor of a creditor of BGS Corp. is returned wholly or partly unsatisfied; or (iii) either the value BGS Corp.’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was at risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands Court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Additionally, if BGS Corp. enters insolvent liquidation under the Insolvency Act, the funds held in the trust account will likely be included in BGS Corp.’s estate and subject to the claims of third parties with priority over the claims of BGS Corp.’s shareholders. To the extent any insolvency claims deplete the trust account there is no assurance that BGS Corp. will be able to return to its public shareholders the liquidation amounts due them.

BGS Corp.’s public shareholders will be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event BGS Corp. does not consummate the Business Combination or BGS Corp.’s liquidation or if they redeem their shares in connection with the Business Combination. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account.

Facilities

BGS Corp. currently maintains its executive offices at Olazabal 1150, Ciudad Autonoma de Buenos Aires, Argentina 1428. BGS Group SA, an affiliate of certain of BGS Corp.’s officers and directors, has agreed to permit use of this space free of charge and has agreed to provide BGS Corp. with general and administrative services until consummation of the Business Combination. BGS Corp. considers the current office space to be adequate for BGS Corp.’s current operations.

Employees

BGS Corp. has 5 executive officers. These individuals are not obligated to devote any specific number of hours to BGS Corp.’s matters but they devote as much of their time as they deem necessary to BGS Corp.’s affairs until BGS Corp. has completed the Business Combination. BGS Corp. does not have, nor will it have, any full time employees prior to the consummation of the Business Combination.

Legal Proceedings

There is no litigation currently pending or, to BGS Corp.’s knowledge, contemplated against BGS Corp., its sponsors or any of its officers or directors in their capacities as such.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS OF BGS CORP.

Overview

BGS Corp. is a blank check company formed on August 9, 2011 as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, contractual control arrangement with, purchasing all or substantially all of the assets of or engaging in any other similar business combination with one or more operating businesses or assets.

Through July 31, 2013 (and the date of this filing), BGS Corp.’s efforts have been limited to organizational activities, activities relating to its initial public offering, activities relating to identifying and evaluating prospective acquisition candidates, activities relating to general corporate matters, and, most recently, activities related to the Business Combination. BGS Corp. has not generated any revenues to date and will not generate any revenues until after BGS Corp. consummates the Business Combination, at the earliest.

BGS Corp. may generate non-operating income in the form of interest income on cash and cash equivalents.  As of July 31, 2013, $40,600,016 was held in the trust account (including $800,000 of the deferred corporate finance fee to be paid to the underwriters of BGS Corp.’s initial public offering in the event of an initial business combination and $2,450,000 from the sale of the Sponsor Warrants) and BGS Corp. had $26,623 due from an affiliate, which was held in an account available for use by BGS Corp. All of the interest income on the balance of the trust account (net of taxes payable) may be available to BGS Corp. to fund BGS Corp.’s working capital requirements but, given the current interest rates, it is doubtful that BGS Corp. will earn a significant amount of interest.  BGS Corp. has incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. BGS Corp.’s chairman, Julio Gutierrez, has agreed to loan BGS Corp. up to an aggregate of $500,000 (or a higher amount at his discretion) to fund working capital needs prior to the Business Combination, $523,749 of which had been loaned to BGS Corp. as of July 31, 2013.

Results of Operations for the Year Ended July 31, 2013, for the Period from August 9, 2011 (date of incorporation) to July 31, 2012, and for the Period from August 9, 2011 (date of incorporation) to July 31, 2013

For the year ended July 31, 2013, BGS Corp. had net loss attributable to ordinary shareholders of $635,114, due to loss from operations of $780,463, offset by interest income from trust account investments of $16 and a change in fair value of warrant liability of $145,333.  For the period from August 9, 2011 (date of incorporation) to July 31, 2012, BGS Corp. had net income attributable to ordinary shareholders of $3,815,498, due to a change in fair value of warrant liability of $3,996,667 offset by loss from operations of $181,169. For the period from August 9, 2011 (date of incorporation) through July 31, 2013, BGS Corp. had net income attributable to ordinary shareholders of $3,180,384, due to a change in fair value of warrant liability of $4,142,000 and interest income from trust account investments of $16 offset by formation and operating costs of $961,632. Until BGS Corp. consummates the Business Combination, it will not have operating revenues.

Liquidity and Capital Resources

On March 26, 2012, BGS Corp. consummated its initial public offering of 4,000,000 Units at a price of $10.00 per Unit. Simultaneously with the consummation of its initial public offering, BGS Corp. consummated the sale of 3,266,667 warrants in a private placement (the “Placement Warrants”) at a price of $0.75 per warrant or $2,450,000 in the aggregate.  BGS Corp. received net proceeds from its initial public offering and the sale of the Placement Warrants of $40,600,000, net of the non-deferred portion of the corporate finance fee of $1.2 million and offering costs and other expenses of approximately $460,000.

As of July 31, 2013, BGS Corp. had $26,623 due from an affiliate which was held in an account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger, in addition to the up to $500,000 in loans available from Julio Gutierrez, BGS Corp.’s chairman (or a higher amount at his discretion).  As of July 31, 2013, Mr. Gutierrez has already loaned $523,749 to BGS Corp.

BGS Corp.’s initial public offering and private placements of warrants provided BGS Corp. with $200,000 of working capital after transferring $40,600,000 into the trust account. For the period from August 9, 2011 (date of incorporation) to July 31, 2013, BGS Corp. used cash of $739,133 in operating activities and an amount of $41,339,149 was provided by financing activities.

BGS Corp. will use substantially all of the funds held in the trust account (net of taxes) to consummate the initial business combination.

BGS Corp. believes the $26,623 held by an affiliate but available to BGS Corp. outside the trust account as of July 31, 2013, the up to $500,000 required to be loaned to BGS Corp. by Julio Gutierrez, or a higher amount at his discretion, ($523,749 has already been loaned to BGS Corp. as of July 31, 2013), and the interest earned on the proceeds placed in the trust account will be sufficient to cover its day-to-day operating expenses (other than expenses relating to the consummation of the Business Combination) until the Business Combination Deadline.  Such loans from Mr. Gutierrez will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.15.  Such loans will not provide any recourse against the trust account nor pay any interest prior to the consummation of the Business Combination and will be no more favorable than could be obtained by a third party.  Mr. Gutierrez may, at his option, convert such loans into warrants of the post Business Combination entity at a price of $0.75 per warrant and such warrants would be identical to the Placement Warrants. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that BGS Corp. register the securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. BGS Corp. will bear the expense incurred with the filing of any such registration statements.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

None.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Tabular Disclosure of Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

MANAGEMENT OF BGS CORP.

Current Directors and Executive Officers

BGS Corp.’s current directors and executive officers are as follows:

Name	Age	Position
Julio Gutierrez	58	Chairman
Cesar Baez	58	Chief Executive Officer
Rolando Horman	67	President and Director
Mariana Gutierrez Garcia	31	Chief Financial Officer
Alan Menkes	54	Director
Gustavo Garrido	45	Director
Julian Diaz Bortolotti	36	Executive Vice-President
Federico Bertoldo	38	Vice-President
John Grabski	53	Director

Julio Gutierrez has been BGS Corp.’s Chairman since inception and was BGS Corp.’s Chief Executive Officer until December 16, 2011. Mr. Gutierrez has more than thirty years of experience in deal sourcing, investment management and operations, including fifteen years in private equity, sourcing and investing in deals, overseeing investments, and offering financial, operating, marketing and structuring advice. Since 1981, Mr. Gutierrez has been the founder and owner of Agri-business Group, a group dedicated to the exploitation of 12,000 hectares of farm land, with plantings of soybeans, corn, wheat, sunflower and a stock of more than 8,500 head of pure Aberdeen Angus cattle. In 1983, Mr. Gutierrez helped create Cable Necochea TV4 cable television in Argentina. Mr. Gutierrez has extensive experience in developing cable television businesses and has, since 1983, been involved in various businesses in this area and is still the owner of cable television companies in Tandil, a province of Buenos Aires and Casilda, a province of Santa Fe, Argentina. From 1996 to 1998, in conjunction with Hicks, Muse, Tate and Furst, a leveraged buyout firm, Mr. Gutierrez through BGS Group International acquired and consolidated more than 60 cable TV companies into a company called Cablevision, S.A. the largest cable television company in Argentina. Since 1996, Mr. Gutierrez has been the founder and President of BGS Group International, a group dedicated to the pursuit of international investors for the realization of investments in different areas of Latin American businesses. Since 1996, Mr. Gutierrez has been the President of BGS Group SA. From 1996 to 2002, Mr. Gutierrez was a management affiliate of Hicks, Muse, Tate & Furst. Mr. Gutierrez currently serves on the board of BGS Group International, Real Estate Group and Agri-Business Group. Mr. Gutierrez served on the board of Citicorp Equity Investment from 1999 to 2002 and on the board of Mandeville Argentina from 1996 to 2002. Mr. Gutierrez received a law degree from the University of Belgrano in Argentina in 1978. Mr. Gutierrez is the father of BGS Corp.’s Chief Financial Officer, Mariana Gutierrez Garcia.

Cesar Baez has been BGS Corp.’s Chief Executive Officer since December 16, 2011 and has been a member of BGS Corp.’s board of directors since inception. Mr. Baez has over twenty-seven years of experience with numerous senior executive positions in private equity, asset management, media and investment banking, which involved sourcing and investing in deals, overseeing investments, managing daily operations and offering financial, operating, marketing and corporate structuring advice. From 2005 to date, Mr. Baez was the founder and managing partner of Centinela Capital Partners, an alternative asset management firm that serves select institutional investors. From 2005 to 2006, Mr. Baez was the Head of Strategy, Institutional Business Development and Private Equity at Deutsche Bank Alternative Investments, a division of Deutsche Bank Asset Management, where he was responsible for developing product and distribution strategy. Mr. Baez was the head of Alternative Investments for the State of New Jersey Investment Division from 2004 to 2005. Mr. Baez was the founder and a partner of Momentum Media Capital, a private equity firm specializing in media investments, from 2001 to 2003. Mr. Baez was also a partner and principal of Hicks, Muse, Tate and Furst from 1995 to 2001 and the President and Chief Executive Officer of CEI Media Holdings, a media company and a Hicks Muse portfolio company, from 1998 to 2001. Mr. Baez currently serves on the board of Lenox Incorporated. Mr. Baez received a B.S. in Economics and Business Administration from Wagner College, New York, NY.

Rolando Horman has been BGS Corp.’s President since inception and a director since February, 2012. Since 2002, Mr. Horman has been the Chief Executive Officer of BGS Group SA, a group dedicated to investing in Latin American businesses. From 1998 to 2002, Mr. Horman was the Chief Executive Officer of BGS Group SA, a management affiliate of Hicks, Muse, Tate & Furst. From 2000 to 2002, Mr. Horman was the Chief Executive Officer of Fibertel, one of the leading internet service providers in Argentina. In addition, Mr. Horman has more than thirty years of experience serving in various capacities, including holding positions at Chiclets Adams, where he was assistant to the President, Avon Cosmetics, where he was an audit and organization manager, Via Valorossa Cosmetics, where he was a Vice-President of Administration and Finance and Sandler, Marquis Accounting Firm, where he was the managing partner of the firm. While working at Sandler, Marquis, Mr. Horman provided consulting services to the board of directors of Cacharel, Christian Dior, Newsan, Musimundo and Stani (now Cadbury). Mr. Horman was also Vice-President of Administration and Finance at OCA Courier and the owner and Chief Executive Officer of TERRAL SA. Mr. Horman received a degree in public accounting from the University of Buenos Aires in 1970 and a Masters in Social Psychology to Organizations from the School of Social Psychology to Organizations, in 1990 in Buenos Aires, Argentina.

Mariana Gutierrez Garcia has been BGS Corp.’s Chief Financial Officer since inception. Since 2002, Ms. Gutierrez has been the Vice-President of Administration and Finance of Estancias y Cabaña Fortin Quieto S.A., an Argentinian company that owns more than 12,000 hectares of land and over 8,500 head of cattle. Fortin Quieto is owned by BGS Group International. Since 2007, Ms. Garcia has been the Chief Financial Officer of BGS Group SA. From 2004 to early 2006, Ms. Gutierrez was the Chief Executive Officer of BGS Iberica, a company which managed the operations of three restaurants in Madrid, Spain, overseeing all operational aspects of the company until its sale in 2006. From 2006 to 2007, Ms. Garcia was a senior analyst at Centinela Capital Partners, a private equity group based in New York. She received a B.S. in Economics from the Torcuato Di Tella University. Ms. Gutierrez Garcia is the daughter of Julio Gutierrez, BGS Corp.’s Chairman.

Alan Menkes has been a member of BGS Corp.’s board of directors since inception. Mr. Menkes is the Chief Executive Officer of Empeiria Acquisition Corp., a blank check company. Mr. Menkes is also the Managing Partner and Chief Investment Officer at G2 Investment Group, a diversified financial services firm, and is involved in its private equity and real estate activities. Prior to joining G2, he was a Partner at Enterprise Infrastructure Ventures, a real estate investment firm focused on acquiring and developing data centers and other mission-critical real estate assets. From 2002 to 2007, Mr. Menkes was the Managing Partner at Empeiria Capital LLC, a private equity firm he founded. From 1999 to 2002, he was Co-Director of Private Equity and a member of the Executive Committee of Thomas Weisel Partners. Prior to Thomas Weisel Partners, for almost seven years, Mr. Menkes was a Partner at Hicks, Muse, Tate & Furst. Prior to Hicks Muse, he was with The Carlyle Group from its founding in 1987 to 1992. Mr. Menkes currently serves on the boards of directors of CS Technology and Conner Steel Products. He graduated Phi Beta Kappa from the University of Virginia, where he earned his B.A. in Economics with Highest Distinction. Mr. Menkes also earned an M.B.A. with Distinction from the Wharton School at the University of Pennsylvania.

Gustavo Garrido has been a member of BGS Corp.’s board of directors since inception. Mr. Garrido has been a practicing attorney for nearly twenty years, specializing in commercial law and mergers and acquisitions. In 2005, he co-founded, and is currently the managing partner of, Estudio Garrido Abogados, a law firm located in Buenos Aires, Argentina specializing in mergers and acquisitions. From 2003 to 2005, he was a partner and member of the executive committee of Allende & Brea, a Buenos Aires law firm. From 1993 to 1994, he worked as a foreign associate at the New York office of Sullivan & Cromwell. He is an invited professor of entrepreneurship at Universidad de San Andres and a member of the Evaluating Committee of the Naves Program at IAE Business School. He is currently a board member of the Toronto Stock Exchange listed company Estrella Energy Services (CN: EEN) and of Celulosa Argentina, listed on the Buenos Aires Stock Exchange (AR: CELU). Mr. Garrido is the president of the Geothermal Committee at the Argentine Renewable Energy Chamber. Mr. Garrido obtained his law degree from the Universidad Católica Argentina in 1991. He obtained an LLM from Duke University School of Law in 1993.

Julian Diaz Bortolotti has been BGS Corp.’s Executive Vice President since inception. Since 2007, Mr. Bortolotti has served on the Marketing Advisory Board of Estancias y Cabaña Fortin Quieto S.A., an Argentinean company that owns more than 12,000 hectares of land and over 8,500 head of cattle. In June, 2011 he co-founded, and is the managing director, of Deganados SA, a website for buying and selling of livestock across the country. Since 1998, Mr. Bortolotti has been Manager for the Area of Human Resources of Argentores, (General Society of Authors in Argentina), a civil association whose objective is the legal protection and administration of copyright for productions for radio, film, television and theater. In 2009, Mr. Bortolotti received a degree in Labor Relations from the University of Buenos Aires, School of Social Sciences.

Federico Bertoldo has been BGS Corp.’s Vice President since inception. From 2005 to 2009, he had been in-house legal counsel to BGS Group SA, where he has been involved in various real estate, agribusiness, waste treatment and sports related transactions. Since 2009, Mr. Bertoldo, has served as outside legal counsel to BGS Group SA. Mr. Bertoldo received his law degree from the Universidad Argentina John F. Kennedy in 1998.

John Grabski has been a member of BGS Corp.’s board of directors since February, 2012. Mr. Grabski is a serial-portfolio entrepreneur and currently the Chairman and Chief Executive Officer of ClearMomentum, Inc., a financial analytics and reporting company serving the alternative asset management industry, including private equity, venture capital and mezzanine funds. He founded ClearMomentum and served as its Chairman and Chief Executive Officer from inception in 2004 through October 2009. Mr. Grabski was then Chairman of ClearMomentum from October 2009 through October, 2010 and has been Chairman and Chief Executive Officer of ClearMomentum since October, 2010. Including ClearMomentum, Mr. Grabski has founded, developed and successfully exited five companies including Supplystream Inc., acquired by Pioneer Standard Electronics, Inc. (NASDAQ: PIOS) and Badger Technologies, acquired by Delta Point Capital. Mr. Grabski has 25 years of experience in operating and financial management of technology companies with expertise in supply chain analytics and optimization, activity based costing and implementing organizational strategies to achieve specific financial objectives. Mr. Grabski is the author of over 20 technical papers including his masters’ thesis, “Valuation Methodologies and the Economics of Software as a Service” and the author of “Financial Analytics, Inside Out.” Mr. Grabski received an OPM from Harvard Business School in 2000 and an MBA in Finance and Accounting with the honor of distinction from the University of Liverpool in 2008.

Audit Committee and Audit Committee Financial Expert

BGS Acquisition’s board of directors will establish an audit committee prior to the consummation of the Business Combination.  BGS Acquisition will adopt a charter for the audit committee in connection with the closing of the Business Combination.  Accordingly, BGS Corp. does not have an audit committee financial expert at this time and will not have such an expert until it consummates the Business Combination.

Code of Ethics

BGS Acquisition intends to adopt a code of conduct and ethics applicable to its directors, officers and employees in accordance with applicable federal securities laws after the consummation of the Business Combination.

Compensation Discussion and Analysis

None of our executive officers or directors has received any cash (or non-cash) compensation for services rendered. No compensation will be paid to our initial shareholder, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of an initial business combination. However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our post-consummation board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Compensation Committee Interlocks and Insider Participation and Compensation Committee Report

We do not presently have a compensation committee of our board of directors. Our board of directors intends to establish a compensation committee upon the consummation of an initial business combination and, at that time, adopt a charter for such committee. We do not believe a compensation committee is necessary prior to the consummation of an initial business combination because there will be no salary, fees or other compensation paid to our officers or directors prior to such time other than as disclosed herein. All members of our board of directors reviewed the “Compensation Discussion and Analysis” and agreed that it should be included in our public reports.

TRANSNETYX BUSINESS

TransnetYX is a Delaware corporation that was incorporated in 2002 to develop an automated genotyping platform and provide genotyping testing services to various biotechnology and medical researchers. TransnetYX conducts its business operations through two wholly owned subsidiaries, TYX, a Tennessee corporation which operates a molecular diagnostic laboratory and a laboratory animal genotyping business, and Harmonyx, a Tennessee corporation which is developing, marketing and distributing products for pharmacogenomics testing services.

Overview

TransnetYX is a molecular diagnostics processing company based in Memphis, Tennessee and provides 24-hour and 72-hour genetic testing for the animal genotyping market. Since service launch in June 2004, TransnetYX has processed over 6.8 million genetic tests for researchers with a 99.93% accuracy rate for over 200 leading academic and pharmaceutical research customers throughout the U.S. and in Europe. To perform the testing needs of the research community, TransnetYX has developed a library of over 11,000 testing assays which allows it to test for more than 545,000 genetic strains and has developed an integrated order management, laboratory information management systems and laboratory process automation in order to cost-effectively process and accurately report the large testing volumes of the research community.  Utilizing the same integrated processing platform, the TransnetYX laboratory, through Harmonyx, became CLIA approved, which enables TransnetYX to genotype human DNA and report the results to qualified health care professionals (as defined by the FDA).  Human DNA genotyping can assist physicians in prescribing the proper drug therapies as guided by the pharmaceutical companies, the FDA or research published by the industry in publications, such as the Journal of the American College of Cardiology or the American Heart Association.

TransnetYX believes accuracy is the cornerstone of its business and has developed an integrated process to compete with the cumbersome and error prone manual process that is performed in many laboratories. As part of the automated process, TransnetYX has developed an integrated Order Manager, or OM, and Laboratory Information Management System, or LIMS, that tracks, records and distributes genetic results to its customers. TransnetYX has developed a vigorous quality control regimen that (i) tracks samples through each step of the automated process by barcode scanning, (ii) performs duplicate testing on every sample, (iii) runs a control gene to ensure a requisite DNA isolation for each sample, (iv) detects the presence of each chemical that goes into the final reaction, (v) sets quality control flags on reactions that do not fall within standards, (vi) considers over 80 data points to determine any one genetic result and (vii) requires two independent team members review quality flags prior to posting the result. As part of TransnetYX’s quality program, TransnetYX re-tests 2% of the samples each week and compares the results to the original. Discrepant results found as a part of this process in addition to notifications from TransnetYX customers of any discrepancies they identify as part of their own quality procedures are utilized to calculate TransnetYX’s accuracy rate.

Currently, substantially all of TransnetYX’s revenues are derived from laboratory animal breeding facilities, research laboratories and academic institutions through TYX. TransnetYX, through Harmonyx, does perform some laboratory testing services as ordered by physicians that are billed to third party payers; however, revenue from third party payers comprise less than 0.5% of TransnetYX’s revenues.  TransnetYX, however, expects that revenue from third party payers may comprise a significant portion of its business in the future.

Business Units

TransnetYX currently operates two business units which operate in two distinct markets, Laboratory Animal Genotyping, through TYX, and Personalized Medicine Genotyping, through Harmonyx.

Laboratory Animal Genotyping Market

TransnetYX performs laboratory animal genotyping on several species, including, mice, zebrafish, rats, ferrets, rabbits and goats.  TransnetYX uses the same testing process regardless of the species being tested. Currently, approximately 90% of TransnetYX’s laboratory genetic screening is performed on mice. TransnetYX estimates that there are over 90 million mice worldwide bred in research breeding facilities, and of these mice about half are mutant mice, which means they have had genes knocked in or knocked out and will need to be genotyped to ensure the proper genetic strain for medical research.  Researchers generally perform this test by hand, which, because of the volume and complexity, can be time consuming and prone clerical or procedural to error when performed manually.

Products and Services - TransnetYX Automated Genotyping (TAG) Service

The mapping of the human genome and its effect on disease research drives the need to utilize genetically altered research mice. There are thousands of gene mutations created in mice for research into many diseases, and more are being created each day. Mice created by these gene mutations are known as transgenic, knock-out (gene taken out), and knock-in (gene inserted) mice, or collectively as mutant mice. In some cases, this research activity significantly reduces the life expectancy of mutant mice from 18-30 months to mere weeks, when compared to mice without mutations. As a result, it is necessary to continually breed mutant mice to perpetuate the supply. Upon the birth of each litter, a basic genetic test, yielding a simple yes/no result, is performed to confirm which offspring inherited the mutation sequence of interest and which did not.

DNA isolation and testing involves many steps, many different chemicals in very small volumes and often more than thirty small, hand labeled tubes all of which play a factor in risk of the manual operator losing track of which sample the operator is processing or not adding all the required chemicals to each tube. As a consequence, when the test provides a negative result, the technician, in most instances using a manual system, cannot be sure whether the negative result is correct or if some other error has corrupted the system. Also, these tests are highly sensitive to contamination from other DNA that may be present on lab equipment required for manual testing which can cause uncertainty in the validity of positive results. The TransnetYX automated process, using TransnetYX’s integrated OM, LIMS and laboratory process automation, competes with the cumbersome, error prone and voluminous manual process that is performed in many laboratories. TransnetYX has streamlined and greatly simplified the testing process for clients while giving them more control. Clients clip a small tail sample from each subject mouse, enter their order online, and ship the samples overnight using a TransnetYX-provided FedEx kit.  The results post in 24 or 72 hours (based upon customer preference) to a customer secure web portal.

Currently, it takes a researcher an average of 5.0 minutes to submit a batch order that averages 46 samples per batch. In 2008, TransnetYX launched the TAG center for academic clients. The TAG center is a kiosk that provides the materials for the client to collect and ship samples. The TAG center contains TransnetYX’s logo and provides onsite advertising to the institutions and other laboratories. The TAG center is a unique approach to genotyping, functioning as a one-stop shop for all their needs. TransnetYX has launched a new prototype TAG center that will include a video screen and a real-time video and audio link to chat with TransnetYX’s customer service representatives.

The kits containing mouse tails are received by TransnetYX each morning at its testing lab facility in Memphis, Tennessee and are scanned into the automated system. From that point on, the LIMS system prepares the day’s scheduling, mixing the precise and specific amounts of reagents required for each sample to determine the desired result. The overall process combines several major elements:

•
A front-end “Assay Management System” to assist researchers in defining the specific attributes needed in a given strain of mice. This system has led to an assay library/database that contains over 11,000 probes that can test over 545,000 strains. TransnetYX’s assay library database accommodates over 80% of samples submitted with less than 20% of samples needing custom assays.

•
A total systems approach starting with the collection of samples and ending with online real time information. This approach allows the client investigator access to the process and results 24 hours a day, seven days a week.

•
The OM and LIMS software controls all aspects of the process. This control system enables a client to process multiple samples, looking for different mutations in each sample. LIMS controls the mixing and delivery of the exact amount of reagent required. As a result, the system utilizes significantly smaller volumes of reagents, chemicals, and consumable materials than manual processing.  TransnetYX estimates it has at least a 3:1 cost advantage per sample versus existing manual protocols if all costs are included in the manual protocols.

Personalized Medicine Genotyping Market

Scientists, physicians and the pharmaceutical industry are actively developing ways to customize medical treatments to suit each person’s distinctive genetic composition. Pharmacogenomics, or PGx, is the analysis of a patient’s specific genetic expression in order to optimize his or her drug therapy to ensure maximum efficacy with minimum adverse effects. As with the animal testing market, the clinical researchers identify specific biomarkers which are portions of the genome that are most likely to affect the body’s reaction to a given treatment. This basic genetic test must yield a simple (yes/no) genotyping result for each of the biomarkers in the person being tested. Once these biomarkers are identified as affecting the response to a proposed treatment and the drug goes to market, there will be a need to genotype the patient in conjunction with the prescription.

Historically the prescribers have had to rely upon trial and error based upon disease symptoms, family history, weight of the patient and the presence of enzymes to determine both efficacy and dosage for the drug prescribed. PGx changes this process to a more diagnostic focused personalized medicine. Simply put, personalized medicine is a medical model that proposes the customization of healthcare, with decisions and practices being tailored to the individual patient by use of genetic or other information. Given that information, a provider will have a higher probability of success in prescribing the right medical treatment in the right proportion for a patient’s personal needs and, in the process, predict and lower potential side effects.

Products and Services - Personalized Medicine Genotyping Services

Harmonyx is a wholly owned subsidiary of TransnetYX and the entity that operates TransnetYX’s PGx business.  Through Harmonyx, the TransnetYX laboratory became CLIA certified in 2011, which enables TransnetYX to test human DNA samples for physicians, and has begun processing patient samples for pharmacogenomic purposes. This testing assists physicians in optimizing drug therapy by understanding a specific patient’s genetic expression and its resulting impact on a drug’s metabolism (and, therefore, the drug’s efficacy and toxicity) in that patient. While currently less than 0.5% of TransnetYX’s revenues are being generated in the PGx business, TransnetYX believes it is well positioned to capture significant market share of the budding pharmacogenomics testing market.  In 2012, Global Industry Analysts Inc. estimated that the global market for genetic testing will reach $2.2 billion by the year 2017.

The FDA currently lists over 120 drugs with identified biomarkers that affect a drug’s safety and efficacy.  Some, but not all, of this list of FDA-approved drugs with pharmacogenomic information in their labels include specific actions to be taken based on genetic information.  For example, in March 2010, the FDA issued a boxed warning (also known as a black box warning) to notify healthcare professionals and patients of important information to be considered when prescribing or ingesting clopidogrel, or Plavix™, an anti-blood clotting medication. The black box warning on the drug label states:

WARNING:

DIMINISHED EFFECTIVENESS IN POOR METABOLIZERS

See full prescribing information for complete boxed warning.

•	Effectiveness of Plavix® depends on activation to an active metabolite by the cytochrome P450 (CYP) system, principally CYP2C19.

•
Poor metabolizers treated with Plavix® at recommended doses exhibit higher cardiovascular event rates following acute coronary syndrome (ACS) or percutaneous coronary intervention (PCI) than patients with normal CYP2C19 function.

•	Tests are available to identify a patient’s CYP2C19 genotype and can be used as an aid in determining therapeutic strategy.

•	Consider alternative treatment or treatment strategies in patients identified as CYP2C19 poor metabolizers.

The Wall Street Journal reported in a March 22, 2010 article that some 2.5 million to 3 million Plavix prescriptions are written in the U.S. every month.  However, many physicians do not currently observe the FDA’s warning to identify the patient’s CYP2C19 genotype and modify drug therapy accordingly.  TransnetYX’s integrated testing and results delivery process has the ability to perform the testing that is recommended by the FDA.  TransnetYX’s strategy is to focus its testing on the applicable biomarkers for clopidogrel and other specific drugs or drugs classes as listed by the FDA or identified by independent and reputable research.

TransnetYX conducts PGx testing in a manner similar to its existing animal genotyping process.  Physicians submit orders through a HIPAA compliant web portal (or secure electronic data interchange, or EDI and ship buccal (cheek) swab samples to TransnetYX’s laboratory in a specially designed kit.  TransnetYX receives the samples and processes the samples on TransnetYX’s fully automated platform and posts the testing results back to the physician’s account within 24 hours where the physician will be able to access results through the HIPAA compliant web portal.  Accompanying the test results is physician guidance information, obtained from the FDA or medical research studies, on what the test results generally indicate for patients with that specific genetic result, also considering other environmental, hereditary and health factors.  TransnetYX is able to provide results to physicians within 24 hours due to its fully-automated process located in a Class 1,000 clean room that uses high-throughput liquid handling equipment. The current system capacity is 140,000 tests per month, and can be easily upgraded in increments of 10,000 tests per month.

TransnetYX maintains a stringent quality control process in connection with PGx testing, including redundant sample processing, multiple sample and chemical controls, machine processing check points and automatic sample tracking. Upon satisfaction of over 80 quality control checks, approximately 80% of the testing results post automatically to the customer’s password protected web portal. The remaining results that do not pass TransnetYX’s stringent automated quality control criteria are independently reviewed by the Results Team prior to posting. This quality control process delivers test accuracy of 99.93%, compared with quality ranging from 80% to 90% for manual testing.

Business from physicians is being generated by TransnetYX from a sales or direct marketing contact, and information on the testing offered and pricing provided through sales and/or its website. TransnetYX receives orders for pharmacogenomic testing from physicians’ offices and is being reimbursed by insurance companies and Medicare. TransnetYX has liaised with a pharmacy benefits manager, or PBM, that corresponds with physicians regarding the benefits of pharmacogenomic testing in order to control costs and guide therapies.  Currently, TransnetYX is a national “In Network” provider to Aetna and several regional Blue Cross Blue Shield plans and bills dozens of other insurance companies as “Out of Network” throughout the U.S. However less than 0.5% of TransnetYX’s revenues are being generated in the PGx business and TransnetYX is not materially reliant on third party private or government insurance payers.

While TransnetYX does not derive significant revenues from its PGx business, it believes there is a potentially large market for its testing services if physicians increasingly incorporate pharmacogenomic information that are issued with FDA approved drugs to help in prescribing a safe and effective drug therapy.  While other entities may be able to perform the same testing, TransnetYX believes that its integrated testing and results delivery process and its ability to cost-effectively process and accurately report large testing volumes will allow it to become a leader in the PGx business.

Regulatory

TransnetYX’s mouse testing service is considered a Laboratory Developed Test, or LDT, by the FDA. Current regulation does not require LDTs to be approved or regulated by the FDA.

Currently, since TransnetYX’s PGx business performs only physician ordered lab tests, TransnetYX’s processes are regulated and its lab is certified by the CLIA. The approvals necessary to sell PGx lab test direct to consumers would require FDA approval to sell a medical device. Given the anticipated time and expense associated with obtaining FDA approval, TransnetYX has not determined whether it will initiate the process to receive FDA approval to sell a medical device directly to consumers.

If TransnetYX submits for reimbursement to Medicare, which it does for the clopidogrel test, Medicare regulation prohibits the selling of that good or service for less than the amount charged to Medicare.

Competition and Competitive Strengths

Mouse Competition

Idexx Laboratories, Genewitz, AKESOgen, Charles River Laboratories, Mouse Genotype, GeneTyper, Laragen, BioPioneer, The Genotyping Center of America, ACTG Inc., Harlan, Taconic, and Jackson Laboratories offer animal genotyping services.  However, many of them offer the genotyping service ancillary to their core business as contract researcher, sequencers or mouse breeders and several of these companies use TransnetYX as their primary or overflow outsourced genotyping solution.  To TransnetYX’s knowledge, none of these companies have developed the integrated order manager, laboratory information management systems and laboratory process automation systems that allow TransnetYX to handle large volumes of testing and to maintain the speed and accuracy of delivering results.

TransnetYX’s primary competition in animal genotyping is the research laboratory itself. The testing protocols currently used are the Polymerase Chain Reaction and the Southern Blot. Both of these techniques are quite complex and are material and labor intensive and, for these reasons, are prone to human error. Additionally, only a few samples can be processed at a time. Finally, due to the low scientific value placed upon the test and the subsequent lack of attention that is paid to processing samples, other responsibilities often take priority and it often takes laboratories four or five days to produce testing results.

Pharmacogenomics Competition

The competition for pharmacogenomics falls into two general categories: device providers and clinical labs. Devices are developed for specific gene testing for a specific disease. Currently, the major competitors in the human genomics market include LabCorp (Esoterix), Quest, Cogenics and DsX. None of these companies have automated gene testing systems. In addition, Myriad, Pathway Genomics and LabCorp all compete with Harmonyx’s product, but are manually based and none of them provide next day results like Harmonyx.

Competitive Strengths

Relative to internally-based screening methods and to competitive market-based service offerings, TransnetYX has several key competitive advantages:

1.
Speed. In general, the current protocols for transgenic, knock-out, and knock-in testing (PCR and Southern Blot) take several days to complete at a normal pace of activity and relatively small increases in volume can backlog a manual processing facility. The TransnetYX system generates results in 12 hours and delivers the results to customers in as little as 24 hours.

2.
Cost. TransnetYX conducts its testing services using an automated system that uses precise amounts of reagents resulting in lower labor and material costs. According to focus groups, competitor information and a cost analysis conducted by TransnetYX, TransnetYX believes its automated system reduces testing costs by as much as 75% as compared to the cost for tests performed manually.

3.
Capacity. At its current configuration, the TransnetYX system can process 140,000 samples in a month. The system is modular in design, and therefore capacity can be increased in increments of 10,000 samples per month. Based upon discussions with some of its customers, TransnetYX believes the maximum throughput achievable using current manual testing protocols in laboratories is about 30 to 50 samples at a time.

4.
Reliability. The accuracy of the TransnetYX system to date is 99.93%. The TransnetYX system is fully integrated, electronically tracks every sample through each step of the testing process, performs multiple quality control checks throughout the process, and produces the test results in duplicate. PCR and Southern Blot protocols generally have a failure rate of 10-20%, requiring the tests to be repeated often.

5.
Technology. TransnetYX currently has a lead time advantage over competitors in the technology, business process and know-how of its testing protocol. TransnetYX is aware that competitors have tried to automate portions of their testing processes but have failed. Management will continue to advance the development of TransnetYX’s processes.

Business Strategies

TransnetYX continues to add TAG centers in the U.S. and around the world, adding more than 10 in the past year and bringing its total to over 80. As each of these centers become operational, TransnetYX adds samples by marketing to researchers in that facility and offering them the chance to outsource their testing rather than continuing to perform the test themselves. Developing more users at each institution, as well as growing the percentage of the labs outsourcing their genotyping, are the two primary strategies that come into play once a TAG center has been put in place.

Harmonyx will continue to add physicians to its list of users through contract and direct sales. Additionally, Harmonyx will seek to form relationships with PBM’s, insurance companies, hospitals, pharmacies and other health care providers to make genetic testing a more regular standard of care where applicable to improve the safety and efficacy of drugs. Harmonyx also plans to add testing panels to expand its testing to incorporate additional drugs or pharmaceutical classes where certain genetic expression and treatment protocols are known from available genetic research.

Customers

TransnetYX’s clients include over 200 leading academic and pharmaceutical research customers throughout the U.S. and in Europe. TransnetYX’s largest customer, Taconic, has historically accounted for a large concentration of its revenues. However, as TransnetYX has grown, the revenue derived from Taconic has declined from 59% of revenues in 2007 to 27% in 2012 and less than 21% year to date in 2013.

With respect to the pharmacogenomics business, while the insurance companies, hospitals, PBMs, Medicare or the patient may be the payers of TransnetYX’s service, by statute, a physician is responsible for ordering TransnetYX’s service. TransnetYX believes, however, that the patient and the patient’s family is its customer and TransnetYX’s focus is how to get accurate and actionable results back to a qualified heath care professional as expeditiously as possible to improve the safety and efficacy of the patient’s drug therapy.

Sales and Marketing

TransnetYX sales and marketing strategies focus on gaining adoption from academic labs and pharmaceutical companies worldwide. The implementation of the TAG centers enhances adoption and market penetration at each institution. Direct sales personnel are utilized in large market areas to support pull through and market expansion. Scientific conferences are utilized in some instances, but direct sales at the laboratory level have proven to be a more effective approach. Electronic marketing and the “Free Trial” offer to researchers generates over 1,000 new online accounts per year and those leads serve as good call points into laboratories.

Harmonyx currently has a multi-pronged strategy aimed at creating awareness of pharmacogenomics and for penetrating the budding market for performing genotyping tests to provide physicians information needed to prescribe safe and effective drug therapies:

•	Physician adoption. Physicians are responsible for generating new prescriptions of Plavix™. Over 100 accounts have been registered and sample collection kits are in those offices.

•
Pharmacists. Pharmacies are responsible for the safe and effective use of the medication they are dispensing to patients. Thus, pharmacists have an opportunity to recommend testing and can be a powerful advocate in gaining physician adoption.

•
Hospital catheterization laboratories (or cath labs). Cath labs are the most opportune place for hospitals to lower their liability by decreasing complications and hospitalizations that can be avoided by utilizing personalized medicine strategies.

•
Pharmacy benefits managers. PBM’s are being targeted due to the recent generic status of clopidogrel and thus a lower price compared to drugs that do not have generic status. Thus PBM’s have a vested interest to have patients, when appropriate, take clopidogrel as it represents an 85% cost saving over the name brand alternatives.

An indicated above, Harmonyx has commenced directed marketing toward physicians with the goal of increasing physician adoption.  Beginning in the fourth quarter of 2013, Harmonyx intends to launch an education, marketing and test administration program with pharmacists and pharmacies.  Pharmacists are responsible for the safe and effective use of the medication they dispense and are the ideal health advisors to inform the patient about risks regarding consuming a drug and steps to mitigate the risk.  This program is designed to educate the users of the risks of their medication through their pharmacist and a more educated consumer base will help increase physician adoption.  This effort is focused on education and test administration as Harmonyx recognizes that the test are required to be ordered by a physician and results to be delivered to a qualified health care professional.

Suppliers

TransnetYX purchases materials from the following suppliers: Life Technologies, Promega, Greiner, Axygen, Matrix, MediaTech and Fisher Scientific. All supplies are rated for quality and some are subject to regular U.S. Department of Labor’s Occupational Safety & Health Administration standards of Material Safety Data Sheet requirements, quality control screenings, raw materials reporting as well as site visits of their manufacturing processes. TransnetYX purchases substantially all its reagents and probes from Life Technologies Corporation. Currently, TransnetYX does not have a supply contract with Life Technologies Corporation and Life Technologies Corporation could terminate its relationship with TransnetYX at any time with little notice. See “Risk Factors—TransnetYX is dependent upon one source to supply it with the reagents and probes required to conduct its testing services.”

Intellectual Property

TransnetYX’s proprietary system is protected by market leadership, a team of highly skilled people as well as 32 patent applications (10 granted) in the U.S., Europe, China and Taiwan. All granted patents as well as applications cover various elements of the system from methods to specific platform and chemistries.

Research and Development

TransnetYX is currently developing faster and less expensive processes to improve its throughput and automation. TransnetYX continues to regularly validate new technologies that are entering the market for the purpose of determining how to best expand its testing offerings as market conditions evolve in the genetic testing arena. During the last two fiscal years, TransnetYX spent approximately 5% of revenues on research for automation improvement and new method testing.

Employees

TransnetYX employs approximately 57 persons. Of these employees, there are 20 in laboratory operations and quality assurance, 13 in sales and marketing, 10 in customer service and project management, 8 in information technology and automation engineering and 6 in general and administration. None of TransnetYX’s employees are subject to collective bargaining agreements. TransnetYX believes its relationship with its employees is good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF TRANSNETYX

You should read the following description of TransnetYX’s results of operations and financial condition in conjunction with the section above titled “Risk Factors” and TransnetYX’s consolidated audited financial statements presented in this filing.

TransnetYX

TransnetYX was incorporated in 2002 to provide genotyping testing services to various biotechnology and medical researchers.  TransnetYX has two wholly owned subsidiaries, TYX, which operates the molecular diagnostic laboratory and the mouse genotyping business, and Harmonyx, which is developing, marketing and distributing products for pharmacogenomics testing services.

Overview

TransnetYX is a molecular diagnostics processing company based in Memphis, Tennessee and provides 24-hour and 72-hour genetic testing for mouse genotyping market. Generally, genotyping is the process of determining genetic variants.  Since service launch in June 2004, TransnetYX has processed over 6.8 million genetic tests with a 99.93% accuracy rate for over 200 leading academic and pharmaceutical research customers throughout the U.S. and in Europe. To perform the testing needs of the research community, TransnetYX has developed a library of over 11,000 testing assays which allows it to test for more than 545,000 genetic strains and has developed an integrated order management, laboratory information management systems and laboratory process automation in order to cost-effectively process and accurately report the large testing volumes of the research community.

Utilizing the same integrated processing platform, the TransnetYX laboratory, through Harmonyx, became CLIA approved.  CLIA approval enables TransnetYX to genotype human DNA and report the results to qualified health care professionals as defined by the United States Food and Drug Administration, or FDA.  Human DNA genotyping can assist physicians in prescribing the proper drug therapies as guided by pharmaceutical companies, the FDA or research published by the industry in publications, such as the Journal of the American College of Cardiology or the American Heart Association.  While TransnetYX is licensed to perform genotyping tests as ordered by physicians, substantially all of its revenues are derived from its Laboratory Animal Genotyping business.  For more information on Laboratory Animal Genotyping, see “TransnetYX Business.”

Critical Accounting Policies and Estimates

Accounts Receivable

TransnetYX considers a reserve for doubtful accounts based on the creditworthiness of the customer.  The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses.  The allowance is management’s best estimate of uncollectible amounts and is determined based on historical performance and specifically identified amounts believed to be uncollectible that are tracked by TransnetYX on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. Management considers substantially all receivables to be collectible based on its current assessment of accounts receivable.  Accordingly, no allowance for doubtful accounts was deemed necessary as of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited). If amounts become uncollectible, they will be charged to operations when that determination is made.

Inventory

Inventory consists of raw materials and finished goods and is stated at the lower of cost or net realizable value, determined using the weighted average method.  Inventory is adjusted for estimated obsolescence and excess quantities and written down to net realizable value based upon management’s estimates of expected usage.

Revenue Recognition

Revenue is recognized when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms of the arrangement, the price is fixed or determinable, and collectability is reasonably assured.

TransnetYX recognizes revenue at completion of the testing process and when results are delivered to the customer.  Additionally, TransnetYX bills customers not affiliated with institutional accounts for shipping and handling costs.  Amounts billed to customers are included as a component of revenues, and the costs associated with shipping test results to customers are included as a cost of services.

Stock-Based Compensation

TransnetYX has granted stock option awards to key employees of TransnetYX that will enable them to purchase shares of common stock.  TransnetYX recognizes all stock-based payments in its consolidated statements of operations, based on the estimated fair value of the awards on the date of grant.  TransnetYX determines the estimated fair value using the Black-Scholes option pricing model and recognizes stock-based compensation costs ratably over the requisite service period, which generally equals the vesting period, using the straight-line method.

Income Taxes

TransnetYX accounts for income taxes using an asset and liability approach.  Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.  TransnetYX assesses a valuation allowance on the deferred tax assets if it is more likely than not that a portion of the available deferred tax assets will not be realized.  TransnetYX records the deferred tax assets net of valuation allowances.

TransnetYX also accounts for uncertainty in income taxes in that it recognizes the tax benefits of tax positions only if it is more likely than not that the tax positions will be sustained, upon examination by the applicable taxing authorities, based on the technical merits of the positions.  No reserve for uncertain tax positions had been recorded as of December 31, 2012 or June 30, 2013 (unaudited).  As required, TransnetYX records potential interest and penalties associated with its tax positions.  TransnetYX records interest and penalties, if any, as a component of interest expense.

Results of Operations

The table below summarizes the income from operations data for TYX for the twelve months ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited):

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)

Revenues
Genotyping testing services revenue	$12,890,025	$11,987,585	$6,754,842	$6,208,859
Shipping and handling revenue	99,888	91,909	58,348	49,062
Total revenues	12,989,913	12,079,494	6,813,190	6,257,921

Cost of services	4,607,366	4,294,096	2,263,667	2,198,923
Gross profit	8,382,547	7,785,398	4,549,523	4,058,998

Selling, general, and administrative expenses	7,567,426	6,788,152	3,934,095	3,431,001

Income (loss) from operations	815,121	997,246	615,428	627,997

The table below summarizes the income from operations data for Harmonyx for the twelve months ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited).

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)

Revenues
Genotyping testing services revenue	$22,015	$1,149	$52,305	$15,999
Shipping and handling revenue	0	0	0	0
Total revenues	22,015	1,149	52,305	15,999

Cost of services	13,568	684	21,569	8,046
Gross profit	8,447	465	30,736	7,953

Selling, general, and administrative expenses	1,062,855	1,125,298	620,355	508,232

Income (loss) from operations	(1,054,408)	(1,124,833)	(589,619)	(500,279)

Twelve months ended December 31, 2012 compared to the twelve months ended December 31, 2011.

Revenue

Testing revenue for the twelve months ended December 31, 2012 was $12,912,040 as compared to $11,988,734 for the twelve months ended December 31, 2011. Additionally, TransnetYX billed $99,888 and $91,909 for shipping and handling in 2012 and 2011, respectively.  TransnetYX performed 1,304,388 tests at an average price per test, including shipping and handling fees, of $9.98 during 2012 and performed 1,188,506 tests at an average price per test, including shipping and handling fees, of $10.16 during 2011.  TransnetYX increased its customer base of Academic Institutions (described below), which is a key driver to obtain business from the Academic Individual Laboratories (also described below) located within those institutions. The increase in the number of tests performed by TransnetYX is primarily a result of the increased number of Academic Institution customers.  However, Academic Institutions command a lower price per test than sales to Academic Individual Laboratories, resulting in an overall lower average price per test.

Substantially all of TransnetYX’s revenues are derived from sales of its laboratory animal genotyping services to mouse breeding facilities, research laboratories and Academic Institutions. TransnetYX performs some PGx laboratory testing services as ordered by physicians, through Harmonyx, that are billed to third party payers, however revenue from third party payers comprise less than 0.5% of the TransnetYX’s revenues and its effects to revenue and accounts receivable are immaterial.

The increase in TransnetYX’s revenue of $931,285, or 8% revenue growth rate, in 2012 when compared to 2011 is attributable to a 13% increase in revenue derived from all customers except for revenue attributable to TransnetYX’s largest customer, Taconic, which decreased by 3%. In 2012, Taconic accounted for 27% of TransnetYX’s revenue versus 31% in 2011.

TransnetYX categorizes its customers into Commercial, Academic Individual Laboratories and Academic Institutions. Commercial accounts consist of for profit entities such as mouse breeding facilities and pharmaceutical companies. Academic Individual Laboratories are individual laboratories performing research. Academic Institutions are the bundling of Academic Individual Laboratories to centralized shipping and billing arrangement.  While the Academic Institutions provide centralized services, it is often the decision of the Academic Individual Laboratories within the Academic Institution to make the decision whether to perform its own genotyping or to outsource this task.  Approximately, 64% of TransnetYX’s growth in revenue was attributable to existing customers, which includes new Academic Individual Laboratories customers within Academic Institutions, and new customers accounted for the remaining 36% of the growth in revenue. TransnetYX increased its base of Academic Institutions from 62 at by the end of 2011 to 77 at by the end of 2012. TransnetYX’s testing mix between Academic Institutions, Academic Individual Laboratories and Commercial was 53%, 20% and 27%, respectively, in 2012 as compared to 47%, 23% and 30% for the same time period in 2011.

TransnetYX is actively seeking to expand sales of it PGx services and products and any material increase in the sales of these services and products would likely have a material favorable impact on its net sales and revenues and could have a material favorable impact on income from continuing operations. TransnetYX is not aware of any other trends or uncertainties that have had, or that TransnetYX reasonably expects will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Cost of services

Cost of services for the twelve months ended December 31, 2012 was $4,620,934 as compared to $4,294,780 for the twelve months ended December 31, 2011. TransnetYX’s average cost per test was $3.54 and $3.61 during 2012 and 2011, respectively.

The decrease in cost per test was attributable to a decrease in the costs of Reagents, Labor and Consumables from $2.76 to $2.67 per test, a decrease in Facility Costs and Lab Equipment Deprecation from $0.38 to $0.37 per test, offset by an increase in Shipping Costs from $0.47 to $0.50 from 2011 to 2012, respectively.  The decrease in cost per test was due to process improvement and more testing volume in TransnetYX’s facility and a greater percentage of equipment in service being fully depreciated, while the increase in shipping was due to more testing volume from Academic Institutions where TransnetYX incurs the shipping costs.  The reduction in the cost of services was commensurate with the lower average price per test and TransnetYX maintained a 64% gross margin in 2012 and 2011.

Selling, general and administrative expenses

Selling, general and administrative expenses for the twelve months ended December 31, 2012 were $8,630,281 as compared to $7,913,450 for the twelve months ended December 31, 2011. The increase of $716,831 is a result of a settlement with Timothy Hodge, a co-founder and former employee of TransnetYX, in the amount of $355,000 and increased staffing and spending in TransnetYX’s Information Technology, Operations & Engineering and Development Departments of approximately $362,000, including the increase of approximately $112,000 in depreciation and amortization discussed below.  These increases are part of TransnetYX’s continuing commitment to process improvements, improving customer experience and new product development.

TransnetYX’s facilities and personnel, except the sales team, are shared between the two business units.  Each business unit has its dedicated sales team.  TransnetYX allocates certain costs such as personnel, infrastructure and communication to each business unit based on the percentage of time the employees spend on each of the business units.

Depreciation and amortization

Depreciation and amortization expense for the twelve months ended December 31, 2012 was $761,656 as compared to $649,575 for the twelve months ended December 31, 2011. The increase is a result of additional laboratory equipment and computer servers for process improvements and increasing capacity purchased in 2012, resulting in an increase of depreciation expense.  Depreciation included in cost of services for the years ended December 31, 2012 and 2011 was $382,180 and $348,437, respectively.

Interest expense

Interest expense for the year ended December 31, 2012 was $152,032, as compared to $158,668 for the year ended December 31, 2011.  The decrease of $6,636 was primarily due to a reduction in long-term debt of approximately $150,000.

Six months ended June 30, 2013 as compared to the six months ended June 30, 2012.

Revenue

Testing revenue for the six months ended June 30, 2013 was $6,807,147 as compared to $6,224,858 for the six months ended June 30, 2012. Additionally, TransnetYX billed $58,348 and $49,062 for shipping and handling during the six months ended July 30, 2013 and 2012, respectively. TransnetYX performed 702,998 tests at an average price per test, including shipping and handling fees, of $9.77 during the six months ended June 30, 2013 compared with 629,515 tests at an average price per test, including shipping and handling fees, of $9.97 during the same time period in 2012.  TransnetYX increased its customer base of Academic Institutions which is a key driver to obtain business from the Academic Individual Laboratories in those institutions.  The increase in the number of tests performed by TransnetYX is primarily a result of the increased number of Academic Institution customers.  However, Academic Institutions command a lower price per test than sales to Academic Individual Laboratories, resulting in an overall lower average price per test.  Additionally, a new pricing agreement with TransnetYX’s largest customer, Taconic, is a further reason for the lower average price per test.

TransnetYX’s revenue increased $591,575, or 9% revenue growth rate, during the six months ended June 30, 2013 when compared to the same time period in 2012 is attributable to a 23% increase in revenue derived from all customers except for revenue attributable to TransnetYX’s largest customer, Taconic, which decreased by 23%. For the six months ended June 30, 2013, Taconic accounted for 21% of TransnetYX’s revenue verses 28% during the same time period in 2012.

Approximately 37% of TransnetYX’s growth in revenue was attributable to existing customers, which includes new Academic Individual Laboratories within Academic Institutions and new customers accounted for the remaining 63% of the growth in revenue.  TransnetYX’s reduced percentage of growth in revenue attributable to current customers was primarily caused by the 23% decrease in revenue derived from its largest customer, Taconic.  TransnetYX increased its base of Academic Institutions from 73 at June 30, 2012 to 84 at June 30, 2013. TransnetYX’s testing mix between Academic Institutions, Academic Individual Laboratories and Commercial was 61%, 17% and 22%, respectively, for the six months ended June 30, 2013 as compared to 52%, 19% and 29% for the same time period in 2012.

Cost of services

Cost of services for the six months ended June 30, 2013 were $2,285,236 as compared to $2,206,969 for the six months ended June 30, 2012. TransnetYX’s average cost per test was $3.25 and $3.51 during six months ended June 30, 2013 and 2012, respectively. TransnetYX reduced the cost of services and increased gross margin from 65% to 67%.

The decrease in cost per test was attributable to a decrease in the costs of Reagents, Labor and Consumables from $2.61 to $2.35 per test, a decrease in Facility Costs and Lab Equipment Deprecation from $0.40 to $0.35 per test, offset by an increase in Shipping Costs from $0.49 to $0.55 for the six months ended June 30, 2012 as compared to the six months ended June 30, 2013, respectively.  The decrease in cost per test was due to process improvement and more testing volume in TransnetYX’s facility and a greater percentage of equipment in service being fully depreciated, while the increase in shipping was due to more testing volume from Academic Institutions where TransnetYX incurs the shipping costs.

Selling, general and administrative expenses

Selling, general and administrative costs for the six months ended June 30, 2013 was $4,554,450 as compared to $3,939,233 for the six months ended June 30, 2012.  The increase of $615,217 is a result of increased staffing and spending on Information Technology and Sales.  These increases form part of TransnetYX’s continuing commitment to process improvements, improving customer experience, new product development and increasing market awareness of TransnetYX’s services.

TransnetYX’s facilities and personnel, except the sales team, are shared between the two business units.  Each business unit has its own dedicated sales team.  TransnetYX allocates certain costs such as personnel, infrastructure and communication to each business unit based on the percentage of time the employees spend on each of the business units.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2013 was $386,715 as compared to $388,694 for the six months ended June 30, 2012. The decrease is a result of new equipment purchases are occurring at a slower pace than equipment being fully depreciated.  Depreciation included in cost of services for the six months ended June 30, 2013 and 2012 was $192,585 and $199,277, respectively.

Interest expense

Interest expense for the six months ended June 30, 2013 was $78,219, as compared to $83,822 for the six months ended June 30, 2012.  The decrease of $5,603 was primarily the result of newer equipment loans being at a lower interest rate than the older equipment loans.

Liquidity and Capital Resources

The ability of TransnetYX to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. Future capital requirements for TransnetYX are expected to be provided by cash flows from operating activities and cash on hand at June 30, 2013.  As of June 30, 2013, TransnetYX had approximately $627,000 in cash and cash equivalents.  To the extent future capital requirements exceed cash flows from operating activities, TransnetYX anticipates that:

•	Capital expenditures will be financed through a Note from Landmark Bank with $690,000 remaining available draw through June 30, 2014.

•	Working capital is financed using its revolving line of credit, with an available balance of $411,008 as of June 30, 2013.

TransnetYX has a revolving line of credit with a commercial lending company in the amount of $1,500,000. The line of credit is due on demand and bears interest at the prime rate subject to a floor of 5.00% plus 1.0% (6.0% as of June 30, 2013). The line of credit also requires TransnetYX to pay a monthly servicing fee equal to 0.55% of the average monthly outstanding balance. The line of credit is collateralized by substantially all of the assets of TransnetYX, unless specifically encumbered by other creditors, is subject to a borrowing base limitation based upon 85% of eligible trade accounts receivable, and is guaranteed by the chief executive officer of TransnetYX, Robert J. Bean. The outstanding balance under this line of credit was $1,088,992 as of June 30, 2013.

At June 30, 2013, TransnetYX also had long-term debt totaling $1,693,097 consisting of the following:

•
Note payable to a bank with interest payable monthly at 6.0%, maturing in July 2017. The loan pays interest monthly, and starting August 2013 monthly principal and interest payments will initiate until maturity.  The loan is secured by lab equipment and has a balance due at June 30, 2013 of $1,393,097.

•	Subordinated note payable with interest payable monthly at 14%, due on demand. The note is unsecured and is subject to certain restrictive covenants. The balance due at June 30, 2013 was $300,000.

The current portion of the long term debt was $873,444 at June 30, 2013.

TransnetYX also has commitments for non-cancelable operating leases for equipment, facilities and vehicles.  Future minimum lease payments under these are as follows:

	2013	2014	2015	2016	2017	Greater than five years	Total
Operating leases	$332,400	$298,280	$287,280	$167,280	$133,000	$148,000	$1,366,240

Discussion of changes in cash flows for the twelve months ended December 31, 2012 as compared to the twelve months ended December 31, 2011.

Net cash provided by operating activities for the year ended December 31, 2012 was $848,176, compared to net cash provided by operating activities of $844,294 for the years ended December 31, 2011. Net cash provided by (used in) operating activities includes net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash provided by operating activities of $848,176 for the year ended December 31, 2012 reflected net loss of $393,448, adjusted for $972,716 of depreciation, stock-based compensation expense and reserve for slow moving/obsolete inventory, a $234,349 increase in accounts payable, accrued expenses and accrued interest, a $355,000 increase in accrued settlement charge and a $23,818 decrease in deposits, partially offset by a $342,821 increase in accounts receivable, inventory and prepaid and other assets and a $1,438 decrease in deferred rent. The increase in accounts receivable and inventory were commensurate and expected given TransnetYX revenue growth. The increase in accrued expense was primarily due to increases in accrued employee bonus and accrued interest.  Also, TransnetYX accrued $355,000 for a settlement with a former employee that will be paid over five years.

Net cash provided by operating activities of $844,294 for the year ended December 31, 2011 reflected net loss of $286,255, adjusted for $999,015 of depreciation, stock-based compensation expense, reserve for slow moving/obsolete inventory and deferred rent, a $208,969 increase in accounts payable, accrued expenses and accrued interest and a $186,645 decrease in prepaids and deposits, partially offset by a $264,080 increase in accounts receivable and inventory.

Net cash used in investing activities was $323,988 for the year ended December 31, 2012, compared to net cash used in investing activities of $455,538 for the years ended December 31, 2011. TransnetYX investing activities have consisted predominantly of equipment purchases, capital expenditures and intangible assets. Net cash used in investing activities of $323,988 for the year ended December 31, 2012 included $265,297 of equipment purchases, and a $80,180 in intellectual property development costs partially offset by a $21,489 sale of equipment. Net cash used in investing activities of $455,538 for the year ended December 31, 2011 included $378,314 of equipment purchases and $77,224 in intellectual property development costs.

Net cash used in financing activities was $443,635 for the year ended December 31, 2012, compared to net cash used by financing activities of $325,331. TransnetYX’s repayment of $643,795 of equipment loans and leases offset by $200,160 in new loans for the year ended December 31, 2012 and repayment of $398,872 of equipment loans and leases offset by $73,541 in net new borrowings under the line of credit for the year ended December 31, 2011.

Discussion of changes in cash flows for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012.

Net cash provided by operating activities for the six months ended June 30, 2013 was $392,070, compared to net cash provided by operating activities of $10,717 for the six months ended June 30, 2012. Net cash provided by (used in) operating activities includes net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash provided by operating activities of $392,070 for the six months ended June 30, 2013 reflected net loss of $52,410, adjusted for $464,908 of depreciation, stock-based compensation expense and reserve for slow moving/obsolete inventory, a $348,828 increase in accounts payable partially offset by a $298,141 increase in accounts receivable, inventory and prepaid and other assets and a $71,115 decrease in accrued expenses, accrued interest and accrued settlement.  The increase in accounts receivable and inventory were commensurate and expected given TransnetYX revenue growth.  The increase in accounts payable is primarily due to the leasehold improvements that were incurred in the second quarter of 2013, but not paid until July 2013.

Net cash provided by operating activities of $10,717 for the six months ended June 30, 2012 reflected net income of $47,598, adjusted for $463,725 of depreciation, stock-based compensation expense, reserve for slow moving/obsolete inventory and deferred rent, a $21,000 increase in accrued interest and $21,204 decrease in deposits, partially offset by a $409,344 increase in accounts receivable, inventory and prepaids and $133,466 decrease in accounts payable and accrued expenses.  The changes in the accounts receivable and inventory were commensurate and expected given TransnetYX revenue growth.

Net cash used in investing activities was $423,599 for the six months ended June 30, 2013, compared to net cash used in investing activities of $111,091 for the six months ended June 30, 2012. TransnetYX investing activities have consisted predominantly of equipment purchases, leasehold improvements and intangible assets. Net cash used in investing activities of $423,599 for the six months ended June 30, 2013 included $392,330 of equipment purchases and leasehold improvement relating to an office expansion, and a $31,269 in intellectual property development costs. Net cash used in investing activities of $111,091 for the six months ended June 30, 2012 included $75,372 of equipment purchases and $35,719 in intellectual property development costs.

Net cash provided in financing activities was $431,005 for the six months ended June 30, 2013, compared to net cash used by financing activities of $20,475. TransnetYX’s repayment of $210,262 of equipment loans and leases offset by $641,267 in new loans and net borrowings under line of credit for the six months ended June 30, 2013 and repayment of $334,052 of equipment loans and leases offset by $313,577 in new loans and net new borrowings under the line of credit for the six months ended June 30, 2012.

Recently Issued Accounting Pronouncements

In February 2013, The Financial Accounting Standards Board, or the FASB, issued FASB ASU 2013-02 Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  The amendments in this update seek to obtain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross reference other disclosures required under U.S. GAAP that provide additional detail about these amounts.  The amendment is effective prospectively for reporting periods beginning after December 15, 2012.  For non-public entities, the amendments are effective prospectively for reporting periods beginning December 15, 2013.  Early adoption is permitted.  The adoption of this pronouncement is not anticipated to have a material impact on TransnetYX’s financial results or disclosures.

In July 2012, the FASB issued FASB ASU 2012-02 Intangibles-Goodwill and other (Topic 350), Testing Indefinite-Lived Intangible Assets and Impairment.  The FASB amended the standards for testing indefinite-lived intangible asset for impairment to guidance that is similar to the guidance for goodwill impairment testing.  An entity will have the option not to calculate annually the fair value of an indefinite-lived intangible asset if an entity determines that it is more likely than not that the asset is impaired.  The objective of the amendment is to reduce the cost and complexity of performing impairment and to improve consistency in the impairment testing guidance among long lived asset categories. These amended standards are to be applied for fiscal years beginning after September 15, 2012, including interim periods with early adoption permitted.  The adoption of this pronouncement is not anticipated to have a material impact on TransnetYX’s financial results or disclosures.

In July 2013 the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which amends ASC 740, “Income Taxes.” This new guidance requires that a liability related to an unrecognized tax benefit be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if certain criteria are met. The provisions of this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.  The adoption of this pronouncement is not anticipated to have a material impact on TransnetYX’s financial results or disclosures.

MANAGEMENT OF COMBINED COMPANY

Directors and Executive Officers after the Business Combination

BGS Acquisition’s directors and executive officers after the Business Combination will be as follows, provided, however, that three of the directors to be appointed pursuant to the Merger Agreement have not yet been identified:

Name	Age	Position
Robert Bean	51	Chairman of the board of directors, President and Chief Executive Officer
Eric Altman	43	Chief Financial Officer
Cesar Baez	58	Director
George Caravias	53	Director
Michael Feinberg	69	Director
Kenneth Hamlet	69	Director
Mark Hoffman	60	Director
Patrick Imeson	65	Director
Michael Gahan	46	Vice President of Operations
John Minnick	44	Vice President of Information Technology
Jean Wolaver	35	Vice President of System Quality and Development

Robert J. Bean. Mr. Bean has agreed to serve as BGS Acquisition’s Chairman and as its President and Chief Executive Officer.  Mr. Bean has served as Chair of the board of directors of TransnetYX since 2006.  Mr. Bean has served as President and Chief Executive Officer of TransnetYX since founding the company in 2002, and Mr. Bean has been responsible for the company’s general administrative operations, its sales force, setting the company's strategic direction and leading its growth as a global provider of genetic diagnostics.  Mr. Bean holds a B.M.Ed. from the University of South Carolina and a M.Mus. degree from the Southwestern Baptist Theological Seminary.  Mr. Bean’s significant experience in all areas of TransnetYX’s operations, along with his extensive knowledge of the genotyping industry, will provide valuable insight to the BGS Acquisition’s board of directors in formulating and executing its strategy.

Eric Altman. Mr. Altman has agreed to serve as BGS Acquisition’s Chief Financial Officer.  Mr. Altman has served as Chief Financial Officer of TransnetYX since July of 2011 and has served on the TransnetYX board of directors since April 2010.  Mr. Altman has also served as the Chief Financial Officer of TransnetYX’s parent, Black Diamond, and the BDH Manager since 2008.  Mr. Altman also has served as Chief Financial Officer, Vice President – Finance and Treasurer of Black Diamond’s subsidiary Eastern Resources Inc., or ESRI, since April 6, 2012.  Mr. Altman is in the process of terminating his employment with Black Diamond and ESRI to focus on his responsibilities at BGS Acquisition.   Mr. Altman has served on various non-profit boards and currently serves as Treasurer of a non-profit urban farm.  Mr. Altman holds a B.S. degree in industrial economics from Union College and a joint M.S. /M.B.A. degree from the Graduate School of Professional Accounting at Northeastern University.

Cesar Baez. Mr. Baez has agreed to serve as a member of BGS Acquisition’s board of directors.  For more information on Cesar Baez, see “Directors, Executive Officers, Executive Compensation and Corporate Governance—Current Directors and Executive Officers.”

George Caravias.  Mr. Caravias has agreed to serve as a member of BGS Acquisition’s board of directors. Mr. Caravias' career in applied technology includes a decade in the defense and telecommunications industries, followed by over twenty years developing early-stage technology ventures. Mr. Caravias has been the Chief Executive Officer of Grid Logic, a developer and manufacturer of components for defense and utility applications, since 2009.  Prior to joining Grid Logic, Mr. Caravias worked for venture capital companies beginning as a turn-around CEO in 2002, and then serving as an Entrepreneur in Residence and a portfolio manager until 2008.  From 1992 to 1996, Mr. Caravias co-founded, funded, led and sold Axicorp, a telecommunications service provider, which became the fourth largest in the Australian market.  Mr. Caravias also founded Alta, a managed services provider, in 1997 and sold the company in 2000.  Mr. Caravias holds a B.A. degree in Mathematics/Physics from Whitman College, a B.S. degree in engineering from the California Institute of Technology and a M.B.A degree from the Columbia Business School and London Business School. Mr. Caravias’ multiple experiences as a former chief executive officer will provide valuable insight to the board of directors in the areas of operations, finance and governance.

Michael Feinberg.  Mr. Feinberg has agreed to serve as a member of BGS Acquisition's board of directors. Mr. Feinberg has 40 years of experience as a property developer and owner and investor in growth companies. Mr. Feinberg has owned and/or developed residential and office buildings in the greater metropolitan New York and South Florida areas. Additionally, Mr. Feinberg currently serves as a director of Rackwise Inc., ERSI and TransnetYX. Mr. Feinberg was the owner and designed the course at The Club at Emerald Hills in Hollywood, Florida. Mr. Feinberg was one of the earlier financiers of Ultimate Software, a leading provider of end-to-end strategic human resources, payroll, and talent management solutions. Mr. Feinberg invested in the 2006 recapitalization of the Indian Wells Tennis Tournament and is an investor in the funds managed by Black Diamond. Mr. Feinberg holds a B.A. degree from Lehigh University. Mr. Feinberg’s significant experience in serving on TransnetYX’s board of directors, along with his experience of serving on the board of directors of other public companies, will provide insight into numerous areas of TransnetYX's business.

Kenneth Hamlet.  Mr. Hamlet has agreed to serve as a member of BGS Acquisition's board of directors. Mr. Hamlet has a wide spectrum of executive experience, notably his tenure as president and CEO of Holiday Inns Inc. Hotel Group. After the sale of Holiday Inns, Inc., Mr. Hamlet founded, in 1990, and became chairman and CEO of Hamlet Holdings LLC, which held interests in a diverse set of industries including: real estate development, manufacturing, services, retail, investment banking, agriculture and computer-based entertainment in hotel rooms. In 2013, Mr. Hamlet became a founding member and chairman of the Kimberlite Group, LLC, a boutique investment bank providing senior level advice and services to financial institutions, real estate companies, institutional investors, financial sponsors and family offices with a special emphasis on real estate engagements and the needs of financial institutions. Mr. Hamlet has been an active board member of ERSI since April 2012, a Senior Advisor at Crestview Partners since July 2010, an advisory board member of Black Diamond since October 2011 and is currently the co-managing member of Monalex Partners, LLC. Mr. Hamlet has also served in a variety of leadership roles of not-for-profit organizations including the co-chairman of the U.S. Olympic Committee for the Mid-South Region, president of the Boy’s Club of Memphis, vice chairman of the United Way’s Mid-South fundraising campaign, club master for the Boy Scouts of America, board member of the UCSD Graduate School of International Relations and Pacific Studies. Mr. Hamlet holds a B.S. degree from Cornell University and an AMP degree from Harvard Business School. Mr. Hamlet’s significant experience in management and his experience of serving on the board of directors of other public companies will provide valuable insight to the board of directors in the areas of operations and governance.

Mark S. Hoffman. Mr. Hoffman has agreed to serve as a member of BGS Acquisition’s board of directors.  Mr. Hoffman has served on the TransnetYX board of directors since 2008.  Mark Hoffman has served as the President of Corporate Express North America, North American Operations from 1997 until 2001 and as Chief Executive Officer from 2001-2007; and President and Chief Executive Officer of APS Holdings, Inc. from 1992 until 1997.   Mr. Hoffman has also served on various corporate boards and non-profit boards.  Mr. Hoffman holds a BBA degree in finance from the University of South Alabama and a M.B.A. degree from Harvard University.  Mr. Hoffman’s multiple experiences as a former chief executive officer will provide valuable insight to the board of directors in the areas of operations, finance and governance.

Patrick Imeson. Mr. Imeson has agreed to serve as a member of BGS Acquisition's board of directors. Mr. Imeson has served on the TransnetYX board of directors since 2001.  Mr. Imeson began assembling and investing in the holdings of Black Diamond in 2000 through Calim Private Equity LLC, a company he managed and co-founded.  Since 2008, Mr. Imeson has served as Managing Director of the BDH Manager, a company he founded which manages five Calim Funds and the BDH Manager, the largest investor and stockholder of TransnetYX. Mr. Imeson also has served as Chief Executive Officer and Chairman of board of directors for Black Diamond's subsidiary, ESRI since April 6, 2012.  Mr. Imeson was educated at New Mexico Military Institute and attended two years at the U.S. Naval Academy at Annapolis prior to leaving to pursue a career in business and finance.   Mr. Imeson has a diverse management background having served as the co-founder and President of Aspen Mountain Air, a fully certified 121 commercial air carrier, and in senior management positions in the beverage, mining, insurance, finance, and food service industries.   Mr. Imeson's significant experience in serving on TransnetYX board of directors, along with his experience of serving on the board of directors of other public companies, will provide insight into numerous areas of TransnetYX's business.

Michael Gahan. Mr. Gahan has agreed to serve as BGS Acquisition’s Vice President of Operations. Mr. Gahan has served as Vice President of Operations for TransnetYX since 2004, where he was responsible for the day-to-day operations of the company, including the supervision of clean room techs and engineers to maintain data operations, planning for laboratory expansions, inventory management, and overall assurance that capacity meets client demand. Prior to joining TransnetYX, Mr. Gahan was employed by Ciba Specialty Chemicals for 17 years in a variety of roles, including development engineer, automation engineer, production engineer, programs manager, project leader and operations manager. Mr. Gahan holds a B.S. degree in chemical engineering from Mississippi State University.

John Minnick. Mr. Minnick has agreed to serve as BGS Acquisition’s Vice President of Information Technology of TransnetYX.  Mr. Minnick has served as Vice President of Information Technology for TransnetYX since 2004, where he was responsible for software and hardware computing operations of the company which includes overseeing development and maintenance of the company’s customer websites, the Laboratory Information Management System (LIMS) and data reporting.  Prior to joining TransnetYX, Mr. Minnick was employed with Beckman Coulter for eight years as a Senior Project Manager/Developer in the LIMS software division. Mr. Minnick holds a B.S. degree in chemistry from the College of Charleston and a M.S. degree in analytical chemistry from the University of Vermont.

Jean L. Wolaver. Ms. Wolaver has agreed to serve as BGS Acquisition’s Vice President of System Quality and Development. Ms. Wolaver has served as Vice President of System Quality and Development for TransnetYX since 2002,  where she was responsible for process improvement, process development and quality assurance including validations, equipment qualifications, overall data integrity, certifications and regulatory.  Ms. Wolaver holds a B.S. degree in engineering science and a M.S. degree in biomedical engineering from the University of Tennessee.

Independence

George Caravias, Michael Feinberg, Kenneth Hamlet and Mark Hoffman have agreed to serve as members of the board of directors of BGS Acquisition and each  meet the independence requirements of Nasdaq.

Board Committees

BGS Acquisition’s bylaws grant the board of directors the authority to delegate its powers to committees.  BGS Acquisition’s committees, once formed, will be required to conduct meetings and take action in accordance with the directions of the board of directors, the charter and the terms of the respective committee charters.  Prior to the consummation of the Business Combination, BGS Acquisition will create three standing committees:  the audit committee, the compensation committee and the nominating and corporate governance committee.  Each of the audit committee, compensation committee and nominating and corporate governance committee may not delegate any of its authority to subcommittees unless otherwise authorized by the board of directors.

Audit Committee.

BGS Acquisition will establish an audit committee prior to the consummation of the Business Combination.  The audit committee will be comprised entirely of independent directors who meet the independence requirements of Nasdaq and Rule 10A-3 of the Exchange Act, and will include at least one “audit committee financial expert,” as required by applicable SEC regulations.  The audit committee will be responsible for, among other things:

•	retaining and overseeing our independent accountants;

•
assisting the board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•	reviewing and approving the plan and scope of the internal and external audit;

•	pre-approving any audit and non-audit services provided by our independent auditors;

•	approving the fees to be paid to our independent auditors;

•	reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls;

•	preparing the audit committee report to be filed with the SEC; and

•	reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee.

BGS Acquisition will establish a compensation committee prior to the consummation of the Business Combination.  The compensation committee will be comprised entirely of independent directors who meet the independence requirements of Nasdaq.  In accordance with the compensation committee charter, the members will be “outside directors” as defined in Section 162(m) of the Code and “non-employee directors” within the meaning of Section 16 of the Exchange Act.  The responsibilities of the compensation committee include:

•	determining the compensation of our executive officers and independent directors; and

•	making recommendations to the board of directors regarding equity-based and incentive compensation plans, policies and programs.

Nominating and Corporate Governance Committee.

BGS Acquisition will establish a nominating and corporate governance committee prior to the consummation of the Business Combination.  The nominating and corporate governance committee will be comprised entirely of independent directors who meet the independence requirements of Nasdaq.  The nominating and corporate governance committee will be responsible for, among other things:

•	recommending the number of directors to comprise the board;

•	identifying and evaluating individuals qualified to become members of the board, and soliciting recommendations for director nominees from the chairman and chief executive officer of BGS Acquisition;

•	recommending to the board of directors the director nominees for each annual stockholders’ meeting;

•	recommending to the board of directors the candidates for filling vacancies that may occur between annual stockholders’ meetings;

•	reviewing independent director compensation and board processes, self-evaluations and policies;

•	overseeing compliance with the code of ethics and conduct by our officers and directors; and

•	monitoring developments in the law and practice of corporate governance.

Corporate Governance

BGS Acquisition intends to adopt corporate governance guidelines that set forth its corporate governance objectives and policies after the consummation of the Business Combination.  Following the consummation of the Business Combination, BGS Acquisition’s corporate governance guidelines will be available in print from it without charge upon request by writing to Investor Relations at 8110 Cordova Road, Suite 119, Cordova, TN, 38016.

BGS Acquisition intends to also adopt a code of ethics that sets forth its commitment to ethical business practices.  BGS Acquisition’s code of ethics will apply to its directors, officers and employees, including its chief executive officer and chief financial officer.  Following the consummation of the Business Combination, BGS Acquisition’s code of ethics will be available in print from it without charge upon request by writing to Investor Relations at 8110 Cordova Road, Suite 119, Cordova, TN, 38016.

Communications to the board of directors, to non-management directors as a group or to any director individually may be made by writing to the following address:

Prior to the consummation of the Business Combination:

Attention:  Cesar Baez, Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

Following the consummation of the Business Combination:

Attention:  Board of Directors
c/o Robert Bean, Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
8110 Cordova Road, Suite 119
Cordova, TN, 38016

Communications sent to the physical mailing address are forwarded to the relevant director, if addressed to an individual director or to the chairman of our board of directors if addressed to the full board.

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employment or fiduciary relationship with TransnetYX.

After the Business Combination, BGS Acquisition’s board of directors will establish an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. law.  Among other things, directors, executive officers and employees will be prohibited from executing any trade in securities of BGS Acquisition and any other company about which they acquire material non-public information in the course of their duties for BGS Acquisition.

Compensation of Directors and Executive Officers

Compensation of Officers and Directors of BGS Corp.

None of BGS Corp.’s directors or officers have received any cash compensation for services rendered to BGS Corp. BGS Corp.’s Initial Shareholder purchased 1,333,333 Founder Shares for aggregate consideration of $25,000. In addition, BGS Corp.’s directors and officers purchased an aggregate of 2,333,333 of the 3,266,667 Sponsor Warrants, each exercisable for one ordinary share at $10.00 per share, for a purchase price of $1,750,000, or $0.75 per warrant. The Founder Shares and the Sponsor Warrants will be worthless if BGS Corp. does not consummate an initial business combination. BGS Corp. believes that because its officers and directors own such shares and warrants, no compensation of the officers and directors (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

No compensation of any kind, including finder’s and consulting fees, have been, or will be, paid to BGS Corp.’s officers, or directors, or any of their respective affiliates, for services rendered prior to or in connection with the Business Combination. However, BGS Corp.’s officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for BGS Corp.’s benefit. There will be no review of the reasonableness of the expenses by anyone other than BGS Corp.’s board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by BGS Corp. unless it consummates the Business Combination.

EXECUTIVE COMPENSATION OF TRANSNETYX

The following Summary Compensation Table summarizes the total compensation accrued for TransnetYX’s named executive officers in each of 2012 and 2011 and should be read in conjunction with the narrative disclosure to the Summary Compensation Table:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Robert J. Bean (2)	2012	230,083	22,400	-	-	17,663(3)	270,146
Chief Executive Officer and Chairman	2011	220,000	34,416	-	49,106	16,965(4)	320,487
Eric Altman (5)	2012	40,250		-	-	-	40,250
Chief Financial Officer	2011	50,000		-	-	-	50,000
Michael C. Gahan	2012	152,200	17,463	-	-	17,628(6)	187,291
Vice President of Operations	2011	145,530	16,641	-	8,137	16,929(7)	187,237

(1)  Represents the aggregate grant date fair value of stock options granted to TransnetYX’s named executive officers in each of 2012 and 2011, determined under FASB ASC Topic 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 7 to TransnetYX’s financial statements for the years ended December 31, 2012 and 2011.

(2)  In February 2011, TransnetYX issued Mr. Bean Incentive Stock Options to purchase 1,720,000 shares of common stock at $1.00 per share in accordance with TransnetYX’s 2010 Stock Option Plan.  The options expire February 1, 2021 and have a net exercise provision.

(3) Includes the following amounts paid to, or paid on behalf of Mr. Bean: (i) $15,583 premium for health insurance and (ii) $2,080 premiums for dental, life, and short and long term disability.

(4) Includes the following amounts paid to, or paid on behalf of Mr. Bean: (i) $14,856  premium for health insurance and (ii) $2,109 premiums for dental, life, and short and long term disability.

(5) During 2011 and 2012, Mr. Altman served as a part time Chief Financial Officer for TransnetYX, and a part time Chief Financial Officer of Black Diamond, the BDH Manager and another of Black Diamond’s subsidiaries, ESRI.  Mr. Altman’s annual compensation for 2011 and 2012 from the BDH Manager is $150,000, less any direct compensation Mr. Altman receives from Black Diamond or its subsidiaries.

(6) Includes the following amounts paid to, or paid on behalf of Mr. Gahan: (i) $15,583 premium for health insurance and (ii) $2,045  premiums for dental, life, and short and long term disability.

(7) Includes the following amounts paid to, or paid on behalf of Mr. Gahan: (i) $14,856  premium for health insurance and (ii) $2,073 premiums for dental, life, and short and long term disability.

Employment Agreements

Robert J. Bean

On October 18 2013, TransnetYX entered into an employment agreement with Robert Bean, its President and Chief Executive Officer.  The initial term of the agreement terminates on December 31, 2016.  Upon the expiration of the initial term, the agreement automatically renews annually unless either party notifies the other party in writing of the non-renewal of the agreement at least 120 days prior to the expiration of the initial term or any renewal term.

Material terms of the employment agreement include:

•	annual base salary compensation of $275,000;

•	eligibility to receive incentive bonus payments under a TransnetYX Annual Incentive Bonus Plan;

•	term life insurance equal to $2 million;

•
eligibility to receive general benefits available to TransnetYX senior executives, including equity incentive, general retirement, profit sharing, health and dental insurance, long-term disability insurance, salary continuation, hospital or other plans; and

•	four weeks annual paid vacation.

In addition, upon the termination of Mr. Bean’s employment without Cause, For Good Reason or in the event of death or disability, or the employment agreement is not renewed at the end of the initial term or any renewal term, Mr. Bean or Mr. Bean’s estate will receive a severance benefit in an amount equal to (1) his base salary multiplied by 2.00; plus (2) accrued vacation; plus (3) any awarded but unpaid incentive bonuses for the prior calendar year; plus (4) health and other general executive benefits through the end of term of the agreement and for an additional 12 months after the end of the term of the agreement.

Upon the termination of Mr. Bean’s employment for any reason, for a period of two years Mr. Bean is prohibited from (i) directly or indirectly competing with TransnetYX or (ii) soliciting or employing any person employed by TransnetYX at the time of the termination of employment.

For purposes of Mr. Bean’s employment agreement, “Cause” is defined as:

•	any illegal or dishonest conduct which materially and adversely affects the reputation, goodwill, or business position of TransnetYX or which involves TransnetYX funds or assets;

•	any reckless or intentional material damage to property or business of TransnetYX;

•
any material failure to follow procedures, directives or policies of the board of directors of TransnetYX, which is not cured within thirty (30) days, or if such failure cannot be cured within thirty (30) days, after written notice of such material failure is delivered to Mr. Bean;

•	theft, embezzlement or misappropriation of TransnetYX property; or

•
any material breach of the employment agreement by Mr. Bean which is not cured within thirty (30) days, or if the breach cannot be cured within thirty (30) days,) after written notice of material breach is delivered to Mr. Bean.

“For Good Reason” is defined as:

•	a material change in Mr. Bean’s responsibilities and duties by the board of directors of TransnetYX, excluding however reasons for Cause;

•	the failure of TransnetYX to pay Mr. Bean a material portion of his compensation;

•	any material breach of the employment agreement by TransnetYX;

•
Mr. Bean is directed by the TransnetYX board of directors to take any action that would, in the reasonable opinion of independent counsel with significant experience in corporate law, result in a breach of the Mr. Bean’s fiduciary duty to TransnetYX or its stockholders; or

•
a Constructive Termination, which means the actual termination of employment by Mr. Bean within forty-five (45) days of an occurrence of any one of the following actions without Mr. Bean’s expressed prior written approval: (a) any material reduction of Mr. Bean’s base salary which (i) is not part of a general, board approved, salary reduction applicable to all key employees or (ii) exceeds 25% of his base salary in any one year period or 30% of his base salary in any two-year period; or (b) any material reduction in Mr. Bean’s employee benefits that is not part of a general, board-approved, plan reducing employee benefits.

Eric Altman

TransnetYX is not a party to an employment agreement with Mr. Altman, its Chief Financial Officer.   Effective September 1, 2013, Mr. Altman is a full-time, at-will employee of TransnetYX and is entitled to receive an annual base salary of $180,000.  Pursuant to an Employee Acknowledgement and Agreement for Disclosure, Assignment, Confidentiality, Non-Competition and Non-Solicitation, Mr. Altman is prohibited from competing against TransnetYX, or from soliciting any TransnetYX employee or other person doing work for TransnetYX, during the term of his employment and for 12 months after the termination of his employment for any reason.

Michael Gahan

On November 1, 2008, TransnetYX, through its subsidiary, TYX, entered into an employment agreement with Michael Gahan, its Vice President of Operations.  The initial term of the employment agreement expired on November 1, 2011, however, the agreement has renewed annually since the expiration of the initial term according to the terms of the agreement.  Material terms of the employment agreement include:

•	annual base salary compensation in 2012 was $152,200;

•	options to purchase 60,000 shares of TransnetYX common stock, all of which have vested pursuant to the terms of the option grant;

•
eligibility to receive general benefits available to TransnetYX senior executives, including equity incentive, general retirement, profit sharing, health and dental insurance, long-term disability insurance, salary continuation, hospital or other plans; and

•	three weeks annual paid vacation.

In addition, upon the termination of Mr. Gahan’s employment without Cause, For Good Reason or in the event of death or disability, Mr. Gahan or Mr. Gahan’s estate will receive a severance benefit in an amount equal to four months base salary.

For purposes of Mr. Gahan’s employment agreement, “Cause” is defined as:

•	conviction of a felony or conduct which is determined by a court to constitute an act involving gross moral turpitude;

•	willful gross negligence or willful reckless behavior that results in material damage to the property or business of TransnetYX;

•	theft, embezzlement or misappropriation of TransnetYX property;

•	continued willful failure to substantially perform assigned duties or to follow reasonable procedures, directives or policies of the Chief Executive Officer after notice and opportunity to cure; or

•	willful breach by Mr. Gahan of the terms or warranties of his employment agreement.

“For Good Reason” means:

•	a reduction of salary or benefits (other than as part of a proportional reduction for all TransnetYX executives);

•	a requirement to relocate his residence or principal office to a location other than Shelby County, Tennessee;

•	any adverse change in the status, position or responsibilities of Mr. Gahan, including a change in his reporting relationship;

•	assignment of duties that are materially inconsistent with his position and responsibilities; or

•	failure of TransnetYX to assign his employment agreement to a successor or the failure of a successor to TransnetYX to explicitly assume and agree to be bound by his employment agreement.

Pursuant to an Employee Acknowledgement and Agreement for Disclosure, Assignment, Confidentiality, Non-Competition and Non-Solicitation, Mr. Gahan is prohibited from competing against TransnetYX, or from soliciting any TransnetYX employee or other person doing work for TransnetYX, during the term of his employment and for 12 months after the termination of his employment for any reason.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2012, to each of TransnetYX’s named executive officers. TransnetYX has not granted any stock options that are subject to performance conditions, nor has TransnetYX granted any stock awards.

	Option Awards (1)
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable *	Option Exercise Price ($)	Option Expiration Date
Robert J. Bean Chief Executive Officer and Chairman	2/1/2011	1,481,200	238,800	1.00	2/1/2021
Eric Altman Chief Financial Officer	-	-	-	-	-
Michael C. Gahan Vice President of Operations	2/1/2011	245,000	40,000	1.00	2/1/2021

*	The vesting of unvested options held by our named executive officers will accelerate upon a change of control of TransnetYX in accordance with the TransnetYX Holding Corp. 2010 Incentive Plan.
(1)
Options granted on or before February 1, 2011 were granted pursuant to the TransnetYX Holding Corp. 2010 Incentive Plan.  A portion of the grant immediately vested based upon a formula that took into consideration the number of options from a prior grant that were cancelled in connection with this grant.  Of the remaining grant, approximately 50% vested six months after the grant date, with the remaining 50% vesting 1/24th per month starting in seventh month after the grant date.

Director Compensation

Prior to the Business Combination, TransnetYX did not pay its directors that held management positions or with affiliation to owners over 10%, any compensation for services on its board of directors.

The following table sets forth certain information regarding the compensation earned by, or awarded to, each director, who is not also a named executive officer, who served as a member of our Board of Directors during the year ended December 31, 2012. Directors who are our employees are not compensated for their service as directors. See “Compensation of Executive Officers and Directors of TransnetYX—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Grant Date Fair Value of SAR Award(s) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patrick Imeson	—	—		—	—	—	—	—
Robert J. Bean.	—	—		—	—	—	—	—
Erik Altman	—	—		—	—	—	—	—
Mark Hoffman	—	0	(1)	—	—	—	—	0
Michael Feinberg	—	—		—	—	—	—	—

(1)
TransnetYX issued Mr. Hoffman 75,000 shares of TransnetYX common stock on January 1, 2012 in consideration of his service as a member of the board of directors. The compensation expense of $0.00 was based on the fair market value of TransnetYX common stock as of the grant date, which takes into account the value attributable to the liquidation preferences of TransnetYX preferred stock.

Following the Business Combination, BGS Acquisition’s directors will be entitled to receive compensation as follows:  Each non-employee director will receive an annual retainer of $25,000. The Chairman of the board of directors, if a non-employee, will receive an additional annual retainer of $15,000. The audit committee chairman will receive an annual fee of $10,000 and other committee chairpersons will receive $5,000 annually, once these committees are established. Non-employee members of the board of directors will receive a fee of $750 for each board of directors meeting that they attend in person and $500 for a meeting attended telephonically. Each director will receive a travel fee of $500 per day, not including the day of the board of directors meeting, and related travel and out-of-pocket expenses will be reimbursed.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

The unaudited condensed combined pro forma financial statements (which we refer to as the pro forma financial statements) combine the adjusted historical financial statements of BGS Corp. and the historical consolidated financial statements of TransnetYX to illustrate the effect of the Business Combination. The pro forma financial statements were based on and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial statements;

•
BGS Corp.’s financial statements as of and for the period from August 9, 2011 (date of incorporation) to July 31, 2012 and as of and for the year ended July 31, 2013 and the notes relating thereto, included elsewhere in this Offer to Purchase; and

•
TransnetYX’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and as of and for the six months ended June 30, 2013 and 2012 and the notes relating thereto included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma statement of operations (which we refer to as the pro forma statement of operations) for the year ended July 31, 2013 combines the adjusted (as explained below) historical statement of operations of BGS Corp. for the year ended July 31, 2013, with the adjusted (as explained below) historical statements of operations of TransnetYX for the year ended June 30, 2013. The TransnetYX interim operating results were adjusted in order to provide twelve month operating results that would be comparable to the results reported for BGS Corp. The adjustment consisted of adding to the reported results for the six months ended June 30, 2013, the six months ended December 31, 2012, to arrive at operating results for the twelve months ended June 30, 2013. This adjustment to the TransnetYX operating results, as reported within these pro forma financial statements, in an overlap of the six month period ended December 31, 2012 within the statements of operations presented. As there are no unusual entries in this quarterly period, this presentation was deemed appropriate.

The pro forma statement of operations for the year ended July 31, 2013 gives effect to the Business Combination as if it occurred on August 1, 2012. The unaudited condensed combined pro forma balance sheets (which we refer to as the pro forma balance sheets) as of July 31, 2013, give effect to the Business Combination as if it occurred on July 31, 2013.

The pro forma balance sheets as of July 31, 2013 and the pro forma statements of operations for the year ended July 31, 2013 have been prepared using two different levels of Public Share tenders by the shareholders of BGS Corp. as follows:

•	Assuming No Tender of Ordinary Shares: This presentation assumes that no BGS Corp. Public Shares are tendered in the Offer.

•
Assuming Maximum Tender of Ordinary Shares: This presentation assumes that an aggregate of 832,461 Public Shares are tendered pursuant to the Offer.  Such maximum number of Public Shares is referred to in this Offer to Purchase as the maximum tender.

The pro forma financial statements have been presented for informational purposes only and are not indicative of the operating results or financial position that would have occurred if the Business Combination had been consummated on the dates indicated, nor are they indicative of any future operating results or financial position of the combined business.

The Business Combination has not been consummated as of the date of the preparation of these pro forma financial statements and there can be no assurances that the Business Combination will be consummated. See “Risk Factors” for additional discussion of risk factors associated with the pro forma financial statements.

BGS Acquisition Subsidiary, Inc. and Subsidiary
Unaudited Condensed Combined Pro Forma Balance Sheet
Assuming No Tender of Ordinary Shares

	TransnetYX Holding Corp. and Subsidiaries June 30, 2013	BGS Acquisition Corp. July 31, 2013	Pro forma Adjustments		No Tender Pro forma Combined July 31, 2013
Assets

Current assets:
Cash	$626,630	$-	40,600,016	(1)	3,602,897
			(22,150,518)	(2)
			(10,899,482)	(3)
			(750,000)	(4)
			(800,000)	(4)
			(2,500,000)	(6)
			(523,749)	(7)
Accounts receivable	1,601,683	-	-		1,601,683
Inventory, net	1,309,284				1,309,284
Prepaid and other current assets	162,342	-			162,342
		26,623			26,623
Total current assets	3,699,939	26,623			6,702,829

Property and equipment, net	1,618,052	-			1,618,052
Intangible assets, net	683,743	-			683,743
Deposits	2,529	-			2,529
Deferred transaction costs		267,874	(267,874)	(6)	-
Investment held in Trust Account	-	40,600,016	(40,600,016)	(1)	-

Total assets	$6,004,263	$40,894,513	$(37,891,623)		$9,007,153

Liabilities and Stockholders’ Equity / (Deficit)

Current liabilities:
Accounts payable	$1,192,142	$-			1,192,142
Accrued expenses	203,677	249,106			452,783
Accrued transaction costs	-	267,874	(267,874)	(6)	-
Accrued bonus	229,695	-			229,695
Accrued interest	278,567				278,567
Loan payable, affiliate	-	523,749	(523,749)	(7)	-
Current portion of accrued settlement	191,105	-			191,105
Line-of-credit	1,088,992	-			1,088,992
Current portion of capital lease obligation	7,543	-			7,543
Current portion of long-term debt	873,444	-			873,444
Total current liabilities	4,065,165	1,040,729			4,314,271

Long-term liabilities:
Long-term debt, less current portion	819,653	-			819,653
Capital lease obligations, less current portion	2,261	-			2,261
Accrued settlement, less current portion	130,000				130,000
Deferred rent	60,871	-			60,871
Derivative liabilities - warrant instruments		1,308,000			1,308,000
Deferred corporate finance fee		800,000	(800,000)	(4)	-

Total liabilities	5,077,950	3,148,729			6,635,056

Ordinary shares subject to possible redemption	-	32,745,774	(22,150,518)	(2)	-
			(10,595,256)	(8)

Redeemable equity instruments

TransnetYX - Series A convertible preferred stock, 2,500,000 shares authorized; $0.0001 par value, 2,500,000 shares issued and outstanding	9,533,551		(9,533,551)	(3)	-
TransnetYX - Series C convertible preferred stock, 13,000,000 shares authorized; $0.0001 par value, 11,693,738 shares issued and outstanding	15,786,548		(15,786,548)	(3)	-

Stockholders’ equity (deficit):

Preferred stock
BGS Acquisition Corp - five classes of unlimited shares authorized; none issued and outstanding	-	-	-		-
TransnetYX - Series B convertible preferred stock, 330,263 shares authorized; $0.0001 par value, 330,263 shares issued and outstanding	1,920,000		(1,920,000)	(3)	-
Pro forma combined – $0.001 par value; 5,000,000 shares authorized; none issued and outstanding

Ordinary shares, no par value
BGS Acquisition Corp - unlimited shares authorized; 1,978,281 shares issued and outstanding (which excludes 3,355,052 shares subject to possible redemption)		5,000,010	(5,000,010)	(8)	-

Common stock
TransnetYX – 40,000,000 shares authorized, $0.0001 par value, 3,904,110 shares issued and 3,689,604 shares outstanding	390		(390)	(3)	-
Pro forma combined – $0.001 par value; 95,000,000 shares authorized; 11,132,735 (9) issued and outstanding			8,410	(3)	11,133
			75	(5)
			2,648	(8)

Additional paid-in capital	-	-			28,690,140
			1,920,000	(3)
			25,320,099	(3)
			390	(3)
			(85,000)	(3)
			(10,899,482)	(3)
			(8,410)	(3)
			(750,000)	(4)
			(75)	(5)
			(2,400,000)	(6)
			10,595,256	(8)
			5,000,010	(8)
			(2,648)	(8)

Accumulated deficit	(26,229,176)	-	(100,000)	(6)	(26,329,176)
Treasury stock - 184,714 shares repurchased	(85,000)		85,000	(3)	-
Total stockholders’ equity	(24,393,786)	5,000,010			3,622,097

Total Liabilities and stockholders’ equity	$6,004,263	$40,894,513	$(37,891,623)		$9,007,153

Pro forma footnotes:

(1)
To record the release of BGS Corp.'s investments held in trust account and reclassification of $40,600,016 to cash that becomes available for transaction expenses, merger consideration, redemption of Public Shares and the operating expenses of the combined company following the Transaction.

(2)	To record the payment of approximately $22.2 million for the purchase of 2,182,317 ordinary shares of BGS Corp. at $10.15 per share for ordinary shares actually redeemed in September 2013).
(3)
To record the merger consideration for the Transaction. TransnetYX shareholders will receive 8,000,000 common shares of BGS Acquisition (in exchange for all outstanding shares of TransnetYX common stock held prior to the Transaction but after TransnetYX stockholders convert all outstanding preferred stock, options accumulated dividends and warrants for common stock before the Closing Date) plus a cash payment of $10,899,482 (calculated in accordance with the Merger Agreement as the available cash from Trust after redemptions of $18,449,498 less the Cash Minimum of $6,000,000 less Cash Finance Fees of $1,550,000 - see footnote (4)). Upon the consummation of the Transaction, all of the issued and outstanding shares of TransnetYX common stock will cease to exist, and all of TransnetYX's paid-in capital and treasury stock will transfer to common stock and additional-paid in capital of BGS Acquisition.

(4)	To record payment of the Deferred Corporate Finance Fee of $800,000 and one-half the Transaction Fee of $1,500,000 (or $750,000) (collectively, the Cash Finance Fees).
(5)
To record payment of one-half the Transaction Fee of $1,500,000 in common shares (at an exchange rate of $10 per share or 75,000 shares) in lieu of cash. In accordance with the Merger Agreement, one-half the Transaction Fee is payable in stock if the available cash from Trust after redemptions is $18,000,000 or more, but less than $20,000,000).

(6)
The total estimated merger costs are $2.5 million (which includes $2.4 million incurred by BGS Corp. and $0.1 million incurred by TransnetYX). The board of directors of each company considered the estimated merger costs in their evaluation of the merits of the business combination.

(7)	To record payment of affiliate loans payable of $523,749
(8)	To reclassify amounts classified as ordinary shares subject to possible redemption (temporary equity) to common stock (permanent equity) for ordinary shares not redeemed as part of the Transaction.
(9)
Pro forma combined common shares equals (1) the sum of (i) 4,830,000 common shares held by existing BGS Corp. shareholders after the Redomestication (calculated as the sum of 4,000,000 Ordinary Shares issued in the BGS Corp. initial public offering converted into 4,000,000 common shares of Post Transaction combined company, plus 1,333,333 Founder Shares converted into 666,667 common shares of the Post Transaction combined company, plus 3,266,667 private placement warrants converted into 163,333 common shares of the Post-Transaction combined company); (ii) 8,000,000 common shares to be issued to TransnetYX shareholders in connection with the Transaction; (iii) 410,052 common shares to be issued to TransnetYX shareholders in lieu of cash; and (iv) 75,000 common shares issued to underwriters in connection with the $1,500,000 Transaction Fee, half of which is payable in common shares at an exchange rate of $10 per share; less (2) the amount actually tendered on September 23, 2013 of 2,182,317 Ordinary Shares.

BGS Acquisition Subsidiary, Inc. and Subsidiary
Unaudited Condensed Combined Pro Forma Balance Sheet
Assuming Maximum Tender of Ordinary Shares

	TransnetYX Holding Corp. and Subsidiaries June 30, 2013	BGS Acquisition Corp. July 31, 2013	Pro forma Adjustments		Maximum Tender Pro forma Combined July 31, 2013
Assets

Current assets:
Cash	$626,630	$-	40,600,016	(1)	$3,602,900
			(30,599,997)	(2)
			(4,000,000)	(3)
			(2,500,000)	(6)
			(523,749)	(7)
Accounts receivable	1,601,683	-	-		1,601,683
Inventory, net	1,309,284				1,309,284
Prepaid and other current assets	162,342	-			162,342
Due from affiliate	-	26,623			26,623
Total current assets	3,699,939	26,623			6,702,832

Property and equipment, net	1,618,052	-			1,618,052
Intangible assets, net	683,743	-			683,743
Deposits	2,529	-			2,529
Deferred transaction costs		267,874	(267,874)	(6)	-
Investment held in Trust Account	-	40,600,016	(40,600,016)	(1)	-

Total assets	$6,004,263	$40,894,513	$(37,891,620)		$9,007,156

Liabilities and Stockholders’ Equity / (Deficit)

Current liabilities:
Accounts payable	$1,192,142	$-			$1,192,142
Accrued expenses	203,677	249,106			452,783
Accrued transaction costs	-	267,874	(267,874)	(6)	-
Accrued bonus	229,695	-			229,695
Accrued interest	278,567				278,567
Loan payable, affiliate	-	523,749	(523,749)	(7)	-
Current portion of accrued settlement	191,105	-			191,105
Line-of-credit	1,088,992	-			1,088,992
Current portion of capital lease obligation	7,543	-			7,543
Current portion of long-term debt	873,444	-	-		873,444
Total current liabilities	4,065,165	1,040,729			4,314,271

Long-term liabilities:
Long-term debt, less current portion	819,653	-			819,653
Capital lease obligations, less current portion	2,261	-			2,261
Accrued settlement, less current portion	130,000	-			130,000
Deferred rent	60,871	-			60,871
Derivative liabilities - warrant instruments		1,308,000			1,308,000
Deferred corporate finance fee		800,000	(800,000)	(5)	-

Total liabilities	5,077,950	3,148,729			6,635,056

Ordinary shares subject to possible redemption	-	32,745,774	(30,599,997)	(2)	-
			(2,145,777)	(8)

Redeemable equity instruments
TransnetYX - Series A convertible preferred stock, 2,500,000 shares authorized; $0.0001 par value, 2,500,000 shares issued and outstanding	9,533,551		(9,533,551)	(3)	-
TransnetYX - Series C convertible preferred stock, 13,000,000 shares authorized; $0.0001 par value, 11,693,738 shares issued and outstanding	15,786,548		(15,786,548)	(3)	-

Stockholders’ equity (deficit):

Preferred stock
BGS Acquisition Corp - five classes of unlimited shares authorized; none issued and outstanding	-	-	-		-
TransnetYX - Series B convertible preferred stock, 330,263 shares authorized; $0.0001 par value, 330,263 shares issued and outstanding	1,920,000		(1,920,000)	(3)	-
Pro forma combined – $0.001 par value; 5,000,000 shares authorized; none issued and outstanding

Ordinary shares, no par value
BGS Acquisition Corp - unlimited shares authorized; 1,978,281 shares issued and outstanding (which excludes 3,355,052 shares subject to possible redemption)		5,000,010	(5,000,010)	(8)	-

Common stock
TransnetYX – 40,000,000 shares authorized, $0.0001 par value, 3,904,110 shares issued and 3,689,604 shares outstanding	390		(390)	(3)	-
Pro forma combined – $0.001 par value; 95,000,000 shares authorized; 11,145,222 (9) issued and outstanding			9,100	(3)	11,145
			230	(5)
			1,815	(8)

Additional paid-in capital	-	-			28,690,131
			1,920,000	(3)
			25,320,099	(3)
			(85,000)	(3)
			390	(3)
			(4,000,000)	(3)
			(9,100)	(3)
			800,000	(5)
			(230)	(5)
			(2,400,000)	(6)
			2,145,777	(8)
			5,000,010	(8)
			(1,815)	(8)

Accumulated deficit	(26,229,176)	-	(100,000)	(6)	(26,329,176)
Treasury stock - 184,714 shares repurchased	(85,000)		85,000	(3)	-
Total stockholders’ equity of Company	(24,393,786)	5,000,010			2,372,100

Total Liabilities and stockholders’ equity	$6,004,263	$40,894,513	$(37,891,620)		$9,007,156

Pro forma footnotes:

(1)
To record the release of BGS Corp.'s investments held in trust account and reclassification of $40,600,016 to cash that becomes available for transaction expenses, merger consideration, redemption of Public Shares and the operating expenses of the combined company following the Transaction.

(2)
To record the payment of approximately $30.6 million for the purchase of ordinary shares of BGS Corp. at $10.15 per share for the ordinary shares redeemed, which includes 832,461 shares tendered pursuant to the Offer, plus 2,182,317 ordinary shares of BGS Corp. actually redeemed in September 2013.

(3)
To record the merger consideration for the Transaction.  TransnetYX shareholders will receive 9,100,000 common shares of BGS Acquisition (in exchange for all outstanding shares of TransnetYX common stock held prior to the Transaction but after TransnetYX stockholders convert all outstanding preferred stock and warrants for common stock before the Closing Date) plus the minimum cash payment of $4,000,000.  Upon the consummation of the Transaction, all of the issued and outstanding shares of TransnetYX common stock will cease to exist, and all of TransnetYX's paid-in capital and treasury stock will transfer to common stock and additional paid-in capital of BGS Acquisition.

(4)	Intentionally omitted.
(5)
To record payment of the Deferred Corporate Finance Fee of $800,000 and the Transaction Fee of $1,500,000 in common shares (at an exchange rate of $10 per share or 230,000 shares) in lieu of cash.  In accordance with the Merger Agreement, these two fees are payable in stock if the available cash from Trust after redemptions is less than $15,800,000.

(6)
The total estimated merger costs are $2.5 million (which includes $2.4 million incurred by BGS Corp. and $0.1 million incurred by TransnetYX).  The board of directors of each company considered the estimated merger costs in their evaluation of the merits of the business combination.

(7)	To record payment of affiliate loans payable of $523,749
(8)	To reclassify amounts classified as ordinary shares subject to possible redemption (temporary equity) to common shares (permanent equity) for shares not redeemed as part of the Transaction.
(9)
Pro forma combined common shares equals (1) the sum of (i) 4,830,000 common shares held by existing BGS Corp.'s shareholders after the Redomestication (calculated as the sum of 4,000,000 Ordinary Shares issued in the BGS Corp. initial public offering converted into 4,000,000 common shares of Post-Transaction combined company, plus 1,333,333 Founder Shares converted into 666,667 common shares of the Post Transaction combined company, plus 3,266,667 private placement warrants converted into 163,333 common shares of the Post-Transaction combined company); (ii) 8,000,000 common shares to be issued to TransnetYX stockholders in connection with the Transaction; (iii) 1,100,000 common shares to be issued to TransnetYX stockholders in lieu of cash; and (iv) 230,000 common shares issued to underwriters in connection with the $800,000 Deferred Corporate Finance Fee and $1,500,000 Transaction Fee payable in common shares at an exchange rate of $10 per share; less (2) the sum of (i) the maximum allowable tender of 832,461 Ordinary Shares plus 2,182,317 Ordinary Shares tendered on September 23, 2013.

BGS Acquisition Subsidiary, Inc. and Subsidiary
Unaudited Condensed Combined Pro Forma Statements of Operations
For the Years Ended July 31, 2013 and June 30, 2013

	TransnetYX Holding Corp. and Subsidiaries Year ended June 30, 2013	BGS Acquisition Corp. Year ended July 31, 2013	Pro forma Adjustments (1)	Pro forma Combined Year ended July 31, 2013
Revenues
Genotyping testing services revenue	$13,494,329	$-		$13,494,329
Shipping and handling revenue	109,174	-		109,174
Total revenues	13,603,503	-		13,603,503

Cost of services	4,699,201	-		4,699,201
Gross profit	8,904,302	-		8,904,302

Selling, general and administrative expenses	9,245,498	780,463		10,025,961

Income (loss) from operations	(341,196)	(780,463)		(1,121,659)

Other income (expense):
Change in fair value of derivative liabilities - warrant instruments	-	145,333		145,333
Interest income (expense)	(146,429)	16		(146,413)
Other income (expense)	(5,831)	-		(5,831)
Total other income	(152,260)	145,349		(6,911)

Net income (loss)	(493,456)	(635,114)		(1,128,570)

Net income (loss) per share attributable to shareholders:				No Tender	No Tender
Basic		$(0.31)		$(0.10)	$(0.10)
Diluted		$(0.31)		$(0.10)	$(0.10)

Weighted average shares outstanding:				No Tender	No Tender
Basic		2,062,721		11,132,735 (2)	11,145,222	(3)
Diluted		2,062,721		11,132,735 (2)	11,145,222	(3)

Pro forma footnotes:

(1) Merger costs are not reflected in the pro-formas as they are not recurring in nature.
(2) Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to TransnetYX stockholders	8,000,000
Ordinary shares issued to TransnetYX stockholders in lieu of cash	410,052
Ordinary shares held by BGS Corp. shareholders	4,000,000
Ordinary shares issued for BGS Corp. Founder Shares	666,667
Ordinary shares issued for BGS Corp. private placement warrants	163,333
Ordinary shares issued as compensation for Transaction Fee	75,000
Less: Ordinary Shares redeemed	(2,182,317)
11,132,735

The combined pro forma diluted EPS excludes 4,000,000 warrants held by original BGS shareholders from diluted EPS as the impact would be anti-dilutive.

(3) Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to TransnetYX stockholders	8,000,000
Ordinary shares issued to TransnetYX stockholders in lieu of cash	1,100,000
Ordinary shares held by BGS Corp. shareholders	4,000,000
Ordinary shares issued for BGS Corp. Founder Shares	666,667
Ordinary shares issued for BGS Corp. private placement warrants	163,333
Ordinary shares issued as compensation for Deferred Corporate Finance Fee and Transaction Fee	230,000
Less: Ordinary shares redeemed	(3,014,778)
11,145,222

The combined pro forma diluted EPS excludes 4,000,000 warrants held by original BGS Corp. shareholders from diluted EPS as the impact would be anti-dilutive.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF BGS CORP.

The following tables set forth information regarding the beneficial ownership of BGS Corp.’s Ordinary Shares as of October 17, 2013  and BGS Acquisition’s Common Stock immediately following the Business Combination by:

•
each person known to be the beneficial owner of more than 5% of its outstanding Ordinary Shares as of October 17, 2013 and expected to be beneficial owners of more than 5% of the outstanding Common Stock immediately following the Business Combination;

•	each of BGS Corp.’s officers and directors;

•	each person anticipated to become an executive officer or director of BGS Acquisition upon consummation of the Business Combination;

•	the current executive officers and directors of BGS Corp. as a group; and

•	the post-Business Combination executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities.  Except as indicated by the footnotes below, BGS Corp. believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all BGS Corp. Ordinary Shares that they beneficially own, subject to applicable community property laws.  All Ordinary Shares subject to options or warrants exercisable within 60 days of October 21, 2013  are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on 3,151,016 Ordinary Shares outstanding as of the date of this Offer to Purchase and assumes that (i) no BGS Corp. Warrants are exercised (including the Sponsor Warrants) and (ii) none of the Public Shares held by the public shareholders are validly tendered pursuant to the Offer.

Beneficial Ownership as of October 17, 2013

Title of Class:  Ordinary Shares

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Julio Gutierrez	1,333,333	42.3%
AQR Capital Management, LLC (2)	783,020	24.8%
Pine River Capital Management L.P., Pine River Master Fund Ltd. and Brian Taylor (3)	411,500	13.1%
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos (4)	200,000	6.3%
Gustavo Garrido	0	--
Cesar Baez (5)	0	--
Alan Menkes (6)	0	--
Rolando Horman	0	--
Mariana Gutierrez Garcia	0	--
Federico Bertoldo	0	--
Juan Diaz Bortolotti	0	--
John Grabski (7)	0	--
All directors and executive officers as a group (9 individuals)	1,333,333	42.3%

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o BGS Acquisition Corp., Olazabal 1150, Ciudad Autonoma de Buenos Aires, Argentina 1428.

(2)
Based on a Schedule 13G/A filed on February 13, 2013 by AQR Capital Management, LLC, or AQR. The 13G/A indicates AQR serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 12.6% of the total shares indicated to be held by AQR. AQR holds shared voting and dispositive power over the shares. Abdon Bolivar serves as the chief compliance officer for AQR, whose principal business address is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830. The calculation of AQR’s holdings is based upon the Schedule 13G/A filed by AQR and information received by BGS Corp.’s information agent in connection with the Extension Tender Offer.

(3)
Based on a Schedule 13G/A filed on January 29, 2013 by Brian Taylor, Pine River Capital Management L.P., or Pine River Capital Management, and Pine River Master Fund Ltd., or Pine River Master Fund, collectively, the Pine River Parties.  The Schedule 13G/A indicates Mr. Taylor is the sole owner of Pine River Capital Management, LLC, the general partner of Pine River Capital Management. Mr. Taylor is the director of Pine River Master Fund.  The 13G/A indicates that Mr. Taylor and Pine River Capital Management share voting and dispositive control with respect to 380,600 shares with Pine River Master Fund and Mr. Taylor and Pine River Capital Management have shared voting and dispositive control over the remaining shares; however, this information does not take into account the voting and dispositive control with respect to all 411,500 Ordinary Shares.  Each of the Pine River Parties disclaims beneficial ownership with regard to these shares. The business address for the Pine River Parties is 601 Carlson Parkway, Suite 330, Minnetonka, Minnesota 55305.  The calculation of the Pine River Parties’ holdings is based upon the Schedule 13G/A filed by the Pine River Parties and information received by BGS Corp.’s information agent in connection with the Extension Tender Offer.

(4)
Based on a Schedule 13G/A filed on February 13, 2013 by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos, collectively, the Bulldog Parties. The 13G/A indicates Mr. Goldstein and Mr. Dakos are principals of Bulldog Investors. The 13G/A indicates that the parties have sole voting power with respect to 401,900 shares, shared voting power with respect to 97,746 shares and sole dispositive power with respect to all the shares; however, this information does not take into account the shares the Bulldog Parties tendered in connection with the Extension Tender Offer.  The business address of the Bulldog Parties is 80 West, 250 Pehle Street, Saddle Brook, NJ 07663. The calculation of the Bulldog Parties’ holdings is based upon the Schedule 13G/A filed by the Bulldog Parties and information received by BGS Corp.’s information agent in connection with the Extension Tender Offer.

(5)	C A Baez Partners LLC, 6342 North Bay Road, Miami Beach, FL 33141.

(6)	142 W. 57th Street, 12th Floor, New York, NY 10019.

(7)	c/o ClearMomentum, Inc., 5450 Campus Drive, Canandaigua, NY 14418.

Beneficial Ownership Immediately Following the Business Combination

Subject to the paragraph above, percentage ownership of outstanding shares is based on 11,132,735 shares of Common Stock to be outstanding upon consummation of the Business Combination. In addition, the table below assumes that no BGS Corp. Ordinary Shares have been tendered in the Offer.

Title of Class:  Common Stock

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Stock

Black Diamond Holdings LLC(2)	6,723,367	(3)	60.4%
Julio Gutierrez	830,000		7.5%
AQR Capital Management, LLC (4)	799,000		7.2%
Larry Smead Trust	702,406		6.3%
Robert J. Bean	319,179		2.9%
Eric Altman	0		*
Patrick Imeson(5)	6,723,367	(3)	60.4%
Cesar Baez	0		*
Mark Hoffman(6)	149,626		1.3%
Michael Gahan	41,314		*
All directors and executive officers as a group (8 individuals)	7,287,340		65.5%

* Represents beneficial ownership of less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o BGS Acquisition Subsidiary, Inc., 6342 North Bay Road, Miami Beach, FL 33141.

(2)
Black Diamond Holdings LLC, 1610 Wynkoop Street, Suite 400, Denver, CO 80202.  Mr. Imeson, in his capacity as manager of BDH Manager, the manager of Black Diamond, has sole voting power and sole dispositive power with respect to all of the TransnetXY shares owned by Black Diamond.  Mr. Imeson disclaims beneficial ownership of this stock.

(3)
As of March 15, 2013, Black Diamond pledged as security (i) 1,747,000 shares of TransnetYX common stock, (ii) 2,169,737 shares of TransnetYX Series A Preferred Stock and (iii) 11,693,730 shares of TransnetYX Series C Preferred Stock.

(4)
Based on a Schedule 13G/A filed on February 13, 2013 by AQR. The 13G/A indicates AQR serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 12.6% of the total shares indicated to be held by AQR. AQR holds shared voting and dispositive power over the shares. Abdon Bolivar serves as the chief compliance officer for AQR. The business address of AQR is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830.

(5)
Patrick Imeson is the manager of BDH Manager.  BDH Manager is the manager of Black Diamond.  As such, Patrick Imeson has sole voting and investment power with respect to the Common Stock owned by Black Diamond and may be deemed to beneficially own all of that stock owned by Black Diamond.  Mr. Imeson disclaims beneficial ownership of this stock.

(6)
Consists of (i) 89,776 shares of Common Stock directly owned by Mr. Hoffman and (ii) 59,850 shares of stock owned by Hoffman Companies, LLC, an affiliate of Mr. Hoffman.  Mr. Hoffman has sole voting and investment power over the shares held by Hoffman Companies, LLC.

BGS Corp.’s Initial Shareholder beneficially owns 42.3% of the issued and outstanding Ordinary Shares. Because of this ownership block, BGS Corp.’s  Initial Shareholder may be able to effectively influence the outcome of all matters requiring approval by BGS Corp.’s shareholders, including the election of directors, amendments to BGS Corp.’s memorandum and articles of association and approval of significant corporate transactions other than approval of the Business Combination.

As a result of PrinceRidge electing to not exercise the over-allotment option in connection with BGS Corp.’s initial public offering, BGS Corp.’s Initial Shareholder forfeited 200,000 Ordinary Shares, pursuant to the terms of the private placement of the Founder Shares, and as a result, following the Extension Tender Offer, there are 3,151,016 Ordinary Shares issued and outstanding as of the date of this Offer to Purchase.

BGS Corp.’s initial investors and underwriters purchased an aggregate of 3,266,667 Sponsor Warrants at a price of $0.75 per Sponsor Warrant in two private placements that occurred simultaneously with the closing of BGS Corp.’s initial public offering. Each Sponsor Warrant entitles the holder to purchase one Ordinary Share at $10.00 per share. The purchase price of the Sponsor Warrants was added to the proceeds from BGS Corp.’s initial public offering held in the trust account pending completion of BGS Corp.’s initial business combination. If BGS Corp. does not complete the Business Combination by the Business Combination Deadline, the proceeds of the sale of the Sponsor Warrants will be used to fund the redemption of the Public Shares, and the Sponsor Warrants will expire worthless. The Sponsor Warrants are subject to the transfer restrictions described below. The Sponsor Warrants will not be redeemable so long as they are held by BGS Corp.’s initial investors, the underwriters or their permitted transferees. If the Sponsor Warrants are held by holders other than BGS Corp.’s initial investors, underwriters (and/or their designees) or their permitted transferees, the Sponsor Warrants will be redeemable by BGS Corp. and exercisable by the holders on the same basis as the BGS Corp. Warrants  included in the Units sold in BGS Corp.’s initial public offering. Additionally, for so long as the Sponsor Warrants are held by the underwriters (and/or their designees), they may not be exercised after the five year anniversary of the effective date of the registration statement relating to BGS Corp.’s initial public offering. Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the BGS Corp. Warrant sold as part of the Units in BGS Corp.’s initial public offering.

BGS Corp.’s Initial Shareholder and other executive officers and directors are deemed to be BGS Corp. “promoters” as such term is defined under the federal securities laws.

Transfers of Founder Shares and Sponsor Warrants

The Founder Shares and Sponsor Warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements entered into by BGS Corp.’s Initial Shareholder and holders of BGS Corp.’s Sponsor Warrants with BGS Corp. and its underwriters. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of: (a) with respect to 20% of such shares, upon consummation of the Business Combination; (b) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (c) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (d) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; (e) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of the Business Combination; or, with respect to 100% of such shares, immediately if, following the Business Combination, BGS Corp. engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of BGS Corp.’s board of directors or management team and (ii) in the case of the Sponsor Warrants and the respective Ordinary Shares underlying such warrants, until 30 days after the completion of the Business Combination, except in the case of both (i) and (ii), as applicable, (a) to BGS Corp.’s officers or directors, any affiliates or family members of any of BGS Corp.’s officers or directors, its Initial Shareholder, initial investors or the underwriters (and/or their designees) or any affiliates of its Initial Shareholder or affiliates of its initial investors or the underwriters (and/or their designees); (b) by gift to a member of one of BGS Corp.’s Initial Shareholder’s or initial investor’s immediate family or to a trust, the beneficiary of which is a member of one of BGS Corp.’s Initial Shareholder’s or an initial investor’s immediate family, an affiliate of BGS Corp.’s Initial Shareholder, an initial investor or to a charitable organization or by the underwriters (and/or their designees) to an affiliate, agent or employee; (c) by virtue of laws of descent and distribution upon death of BGS Corp.’s Initial Shareholder, an initial investor or the underwriters (and/or their designees); (d) pursuant to a qualified domestic relations order; (e) in the event of BGS Corp.’s liquidation prior to the completion of the Business Combination; or (f) in the event of the consummation of a liquidation, merger, share exchange or other similar transaction which results in all of BGS Corp.’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the consummation of the Business Combination; provided, however, in the case of each of clauses (a) through (e), that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions of BGS Corp.

On October 5, 2011, BGS Corp. issued an aggregate of 1,725,000 Founder Shares to BGS Corp.’s Initial Shareholder for an aggregate purchase price of $25,000 in cash, or approximately $0.014 per share. On March 14, 2012, BGS Corp.’s directors approved a 1.125-for-1 reverse split of BGS Corp.’s outstanding Ordinary Shares, reducing the number of outstanding Ordinary Shares from 1,725,000 to 1,533,333. As of May 4, 2012 BGS Corp.’s underwriters elected not to exercise their over-allotment option in connection with BGS Corp.’s initial public offering. As a result, BGS Corp.’s Initial Shareholder forfeited 200,000 Founder Shares, pursuant to the terms of the private placement of the Founder Shares.

BGS Corp.’s initial investors and the underwriters of BGS Corp.’s initial public offering purchased an aggregate of 3,266,667 Sponsor Warrants in two private placements that occurred simultaneously with the closing of its initial public offering. Each Sponsor Warrant entitles the holder to purchase one Ordinary Share at $10.00 per share.  Under the warrant agreements governing the Sponsor Warrants, the Sponsor Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of BGS Corp.’s initial business combination.  However, in connection with the Business Combination, the holders of Sponsor Warrants have agreed to exchange each Sponsor Warrant for 1/20th of a share of BGS Acquisition’s Common Stock, half of which will not be released from transfer restrictions until the date when the closing price of Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and half of which will not be released from transfer restrictions until the date when the closing price of Common Stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination.

BGS Group SA, an affiliate of certain of BGS Corp.’s officers and directors has agreed, until the earlier of the consummation of the Business Combination and BGS Corp.’s liquidation, to make available, and at no cost to BGS Corp., office space and certain office and secretarial services as BGS Corp. may require from time to time.

Other than reimbursement of any out-of-pocket expenses incurred in connection with activities on BGS Corp.’s behalf (such as identifying potential target businesses and performing due diligence on suitable business combinations), no compensation will be paid to BGS Corp.’s  Initial Shareholder, officers or directors, or to any of their respective affiliates, prior to or in connection with the Business Combination.

BGS Corp.’s Chairman, Julio Gutierrez loaned and advanced to BGS Corp. an aggregate of $176,760 to cover expenses related to BGS Corp.’s initial public offering. This loan was repaid in full, without interest, from proceeds of BGS Corp.’s initial public offering.

In addition, in order to finance transaction costs in connection with an intended initial business combination, Mr. Gutierrez agreed to loan BGS Corp. up to an aggregate of $500,000 (or a higher amount in his discretion) to fund BGS Corp.’s working capital needs following the consummation of BGS Corp.’s initial public offering until its initial business combination. In the event the Business Combination is not consummated, BGS Corp. may use offering proceeds held outside the trust account to repay such loaned amounts. In the event the Business Combination is consummated, Mr. Gutierrez, at his option, may convert the principal amount outstanding on the loan into BGS Acquisition Warrants at $0.75 per BGS Acquisition Warrant.  With respect to this loan, the largest aggregate amount of principal outstanding during the twelve months ended July 31, 2013 was $523,749 and the amount of principal outstanding as of October 14, 2013 was $619,431. None of the principal on this loan has been repaid.  No interest accrues under to the loan.

After the Business Combination, members of BGS Corp.’s management team who remain with BGS Corp. may be paid consulting, management or other fees from the combined company.

All ongoing and future transactions between BGS Corp. and any member of BGS Corp.’s management team or his or her respective affiliates will be on terms believed by BGS Corp. at that time, based upon other similar arrangements known to BGS Corp., to be no less favorable to BGS Corp. than are available from unaffiliated third parties. It is BGS Corp.’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to BGS Corp. than are otherwise available from such unaffiliated third parties. If BGS Corp. determines that a proposed transaction with an affiliated third party would be on terms less favorable to BGS Corp. than with an unaffiliated third party, BGS Corp. would not engage in such transaction.

Certain Transactions of TransnetYX

Ownership by Black Diamond

TransnetYX is majority owned by Black Diamond.  Black Diamond owns 47.4% of the outstanding TransnetYX common stock, 86.8% of the TransnetYX Series A convertible preferred stock and 100.0% of the TransnetYX Series C convertible preferred stock.  Black Diamond owns 82.9% of the voting interests in TransnetYX.

Financial Advisory Agreement

TransnetYX was a party to a Financial Advisory Agreement with the BDH Manager, the manager of Black Diamond, the majority stockholder of TransnetYX.  The Financial Advisory Agreement provided that the BDH Manager would assist TransnetYX with the (i) development and maintenance of its financial plan, including budgeting, financial management and planning, (ii) development, structuring and implementation of its capital access strategies and (iii) provision of other customary financial advisory services.  In exchange for such services, TransnetYX agreed to pay fair market value for the rendition of such services in addition to performance-based compensation in the form of cash and equity upon the occurrence of certain capital transactions and reasonable out-of-pocket expenses the BDH Manager for services rendered in connection with the Financial Advisory Agreement.  For the fiscal years ended December 31, 2012 and December 31, 2011, TransnetYX paid $180,000 and $166,000 respectively, in financial advisory services fees in accordance with the Financial Advisory Agreement.  Effective August 31, 2013, TransnetYX terminated this Financial Advisory Agreement.

Revolving Line of Credit

TransnetYX had a revolving line of credit with a commercial lending company in the amount of $1,500,000.  The line of credit was due on demand and bore interest at the prime rate subject to a floor of 5.00% plus 1.0%.  The interest rate was 6% as of June 30, 2013.  The line of credit required TransnetYX to pay a monthly servicing fee equal to 0.55% of the average monthly outstanding balance.  The line of credit was collateralized by substantially all of the assets of TYX, unless specifically encumbered by other creditors, is subject to a borrowing base limitation based upon 85% of eligible trade accounts receivable, and was guaranteed by, Robert J. Bean, the Chief Executive Officer of TransnetYX.  This line of credit and Mr. Bean’s guaranty were terminated on October 1, 2013.

Settlement Agreement, Confidentiality, Non-Solicitation and Non-Compete Agreement and Consulting Agreement

In March 2013, TransnetYX entered into a Purchase, Release and Settlement Agreement, the Settlement Agreement, with Timothy A. Hodge, former Chief Science Officer of TYX and a stockholder of TransnetYX and HTK Enterprises, LLC, an entity formed by Mr. Hodge which previously sought to compete with TransnetYX, or HTK.

Pursuant to the Settlement Agreement, TransnetYX, Mr. Hodge and HTK agreed as follows:

•	TransnetYX will pay Mr. Hodge in various installments at various amounts until February 2018 an aggregate of $355,000 cash;

•
Mr. Hodge will convey to TransnetYX in various installments at various amounts until February 2018 an aggregate of 275,100 shares of common stock of TransnetYX, which such shares represented approximately 50% of Mr. Hodge’s ownership interest in TransnetYX;

•
Mr. Hodge immediately relinquished an aggregate of 477,500 options to purchase shares of common stock of TransnetYX, which such options represented approximately 50% of Mr. Hodge’s options to purchase  shares of common stock of TransnetYX;

•
TransnetYX released Mr. Hodge and HTK, and Mr. Hodge and HTK released TransnetYX, of any and all claims, liabilities, actions and causes of action that TransnetYX, Mr. Hodge and/or HTK had as of the date of the Settlement Agreement in respect of TransnetYX, Mr. Hodge and/or HTK;

•
Mr. Hodge and HTK conveyed to TransnetYX various assets, including, without limitation, all intellectual property rights owned by Mr. Hodge and HTK such as patents, copyrights, trademarks, trade secrets and confidential information; and

•	HTK agreed to cease all business operations effective as of March 1, 2013.

In connection with the Settlement Agreement, TransnetYX, Mr. Hodge and HTK entered into a Confidentiality, Non-Solicitation and Non-Compete Agreement and TransnetYX and Mr. Hodge entered into a Consulting Agreement.

•
Pursuant to the Confidentiality, Non-Solicitation and Non-Compete Agreement, Mr. Hodge and HTK, for a period of eight years and in exchange for the consideration paid pursuant to the Settlement Agreement, agreed (i) to protect the confidential information of TransnetYX, (ii) not to engage in competition anywhere in the world with TransnetYX and (iii) not to solicit employees of TransnetYX; and

•
Pursuant to the Consulting Agreement, Mr. Hodge, for a period of five years and in exchange for the consideration paid pursuant to the Settlement Agreement as well as reimbursement of pre-approved expenses incurred in connection with the performance of his duties under the Consulting Agreement, agreed to provide up to 50 hours per year to assist TransnetYX in the defense and prosecution of its patents and to otherwise generally render assistance with respect to TransnetYX’s patents as and when requested by TransnetYX.

Upon consummation of the Business Combination, TransnetYX intends to continue performance under the Settlement Agreement, the Confidentiality, Non-Solicitation and Non-Compete Agreement and the Consulting Agreement.

Legal Proceedings

There is no litigation currently pending or, to BGS Corp.’s knowledge, contemplated against BGS Corp., its sponsors or any of its officers or directors in their capacities as such.

Related Party Policy

Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of the Ordinary Shares, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).  A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively.  Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

The audit committee of BGS Acquisition’s board of directors will be responsible for reviewing and approving related party transactions to the extent it enters into such transactions.  The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.  No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction.  Additionally, we will require each of BGS Acquisition’s directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

APPRAISAL RIGHTS

Although the Business Combination does not require the approval of shareholders of BGS Corp. to become effective, the Companies Act affords each BGS Corp. shareholder a statutory right to dissent from the Redomestication.  This right entitles a dissenting BGS Corp. shareholder to have his, her or its shares in BGS Corp. bought out for fair value subject to the statutory procedure set forth below.

Outline of Plan of Merger

In connection with the rights of each shareholder of BGS Corp. is required to receive either a copy or outline of the formal “plan of merger” that BGS Corp is required to prepare in respect of the Redomostication by the Companies Act. The following shall constitute an outline of the plan of merger in respect of the Merger (including for the purposes of Section 172 (4) of the Companies Act to the extent required thereby):

•	The constituent companies to the Redomestication will be BGS Corp. and BGS Acquisition.

•	BGS Acquisition will be the surviving company.

•	At the time the plan of merger in respect of the Redomestication is to be approved:

•	BGS Corp. will have 3,151,016 issued and outstanding Ordinary Shares, assuming there are no Ordinary Shares tendered in the Offer;

•	BGS Acquisition will have 1,000 issued and outstanding shares of common stock of US $0.001 par value per share; and

•	BGS Corp. will be the holder of all of such outstanding shares of common stock in BGS Acquisition.

•	Upon the Merger becoming effective, the separate corporate existence of BGS Corp. shall cease and BGS Acquisition shall be the surviving entity and shall continue to operate under its current name.

•	The manner and basis of converting the shares of BGS Corp. into shares of BGS Acquisition shall be as follows:

•	each of the Public Shares will be cancelled and converted automatically into one share of Common Stock in BGS Acquisition; and

•
each of the Founder Shares will be cancelled and converted automatically in aggregate into 666,667 shares of Common Stock in BGS Acquisition, which Founder Shares shall be subject to certain transfer restrictions not applying to the Public Shares.

•
As the separate corporate existence of BGS Corp. will cease upon the Redomestication becoming effective, the Certificate of Incorporation of BGS Acquisition, being the Delaware equivalent of the memorandum and articles of association of a company incorporated in the British Virgin Islands, as in effect on the effective date of the Redomestication shall be the Certificate of Incorporation of the surviving company until the same shall be altered or amended or until a new Certificate of Incorporation are adopted as provided therein.

Right of Dissent

As noted, the Companies Act gives each BGS Corp. shareholder a statutory right to dissent from the Redomestication which entitles the dissenter to have his/her/its shares to be bought out at fair value. This right may be exercised in accordance following procedure:

•
a BGS Corp. shareholder who wishes to dissent from the Redomestication shall give to BGS Corp. a written notice of his/her/its election to dissent within twenty days immediately following the date on which a copy of this outline of the plan of merger is given to him (for these purposes, the information set out above under “Plan of Merger” shall be considered as the outline of the plan of merger for the Redomestication and such outline shall be deemed given to the BGS Corp. Shareholders by inclusion in this document). Accordingly, BGS Corp. shareholders shall have twenty days from the date of this document to provide to BGS Corp. a written notice of his, her or its decision to elect to dissent pursuant to Section 179(5) of the Companies Act;

•	any dissent in respect of the Redomestication must be given in respect of all of shares that the dissenting shareholder holds in BGS Corp.;

•
upon giving a notice of election to dissent, the BGS Corp. shareholder to whom the notice relates ceases to have any of the rights of a shareholder except the right to be paid the fair value of his, her or its shares;

•
within seven days immediately following the date of the expiration of the twenty day period within which shareholders may give their notices of election to dissent, or within seven days immediately following the date on which the Redomestication is put into effect, whichever is later, the surviving company of the Redomestication (BGS Acquisition) must make a written offer to each dissenting BGS Corp. shareholder to purchase his, her or its shares in BGS Corp. at a specified price that the surviving company determines to be their fair value;

•
if, within thirty days immediately following the date on which the offer is made, BGS Acquisition and the dissenting BGS Corp. Shareholder agree upon the price to be paid for the shareholders shares, the Companies Act requires that BGS Acquisition must pay to the shareholder the amount in money upon the surrender of the certificates representing his shares;

•
if BGS Acquisition and a dissenting BGS Corp. shareholder fail, within the above period of thirty days, to agree on the price to be paid for the shares owned by that shareholder, within twenty days immediately following the date on which the period of thirty days expires, the following shall apply:

•	BGS Acquisition and the dissenting BGS Corp. shareholder shall each designate an appraiser;

•	the two designated appraisers together shall designate a third appraiser;

•
the three appraisers shall fix the fair value of the shares owned by the dissenting BGS Corp. shareholder, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value will be binding on BGS Acquisition under the Companies Act and the dissenting shareholder for all purposes; and

•	BGS Acquisition shall pay to the shareholder the amount in money upon the surrender by him of the certificates representing his shares.

Any BGS Corp. shareholder electing to dissent with respect to the Redomestication should tender his, her or its Public Shares in this Offer to receive a pro rata share of the Trust Account

WHERE YOU CAN FIND MORE INFORMATION

BGS Corp. is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.  Any reports, statements or other information that BGS Corp. files with the SEC, including this Offer to Purchase, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549, at prescribed rates or from its website on the Internet at www.sec.gov, free of charge.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms.

None of BGS Corp., BGS Acquisition nor TransnetYX has authorized anyone to provide you with information that differs from that contained in this Offer to Purchase.  You should not assume that the information contained in this Offer to Purchase is accurate as of any date other than the date of this Offer to Purchase, and neither the mailing of this Offer to Purchase to BGS Corp. shareholders nor the decision to tender, or not to tender, Ordinary Shares, shall create any implication to the contrary.

This Offer to Purchase does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENTS

BGS Acquisition Corp.

Financial Statements as of July 31, 2013 and 2012 and for the year ended July 31, 2013, for the period from August 9, 2011 (date of incorporation) to July 31, 2012 and from the period from August 9, 2011 (date of incorporation) to July 31, 2013

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Shareholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 – F-16

TransnetYX

Financial Statements as of and for the years ended December 31, 2012 and 2011 (Audited) and as of and for the six month ended June 30, 2013 and 2012 (Unaudited)
Report of Independent Registered Public Accounting Firm	F-17
Consolidated Balance Sheets	F-18
Consolidated Statements of Operations	F-19
Consolidated Statement of Changes in Stockholders’ Deficit	F-20
Consolidated Statements of Cash Flows	F-21 – F-22
Notes to Consolidated Financial Statements	F-23 – F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BGS Acquisition Corp.

We have audited the accompanying balance sheets of BGS Acquisition Corp. (a company in the development stage) (the “Company”) as of July 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended July 31, 2013, for the period from August 9, 2011 (date of incorporation) to July 31, 2012, and for the period from August 9, 2011 (date of incorporation) to July 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of BGS Acquisition Corp. as of July 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended July 31, 2013, for the period from August 9, 2011 (date of incorporation) to July 31, 2012, and for the period from August 9, 2011 (date of incorporation) to July 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will commence with liquidation procedures in the event that the Company does not consummate a business combination prior to November 26, 2013. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, the accompanying financial statements as of July 31, 2012 and for the period from August 9, 2011 (date of incorporation) to July 31, 2012 have been restated to correct the accounting for the Company’s outstanding warrants.
/s/ Rothstein Kass

Roseland, New Jersey
October 17, 2013

BGS ACQUISITION CORP.
(a company in the development stage)
BALANCE SHEETS

	July 31, 2013	July 31, 2012
		(as restated)
ASSETS
Current Assets
Cash	$-	$26,631
Prepaid Expenses	-	48,143
Due from Affiliate	26,623	15,348
Total Current Assets	26,623	90,122

Deferred Transaction Costs	267,874	-
Restricted Cash Held in Trust	40,600,016	40,600,000
Total Assets	$40,894,513	$40,690,122

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accrued Expenses	$249,106	$55,891
Accrued Transaction Costs	267,874
Loan Payable, Affiliate	523,749	-
Total Current Liabilities	1,040,729	55,891

Other Liabilities
Deferred Corporate Finance Fee	800,000	800,000
Warrant Liability	1,308,000	1,453,333

Total Liabilities	3,148,729	2,309,224

Commitments and Contingencies
Ordinary Shares Subject to Possible Redemption, 3,226,185 Shares and 3,288,757 Shares, respectively (at Redemption Value)	32,745,774	33,380,888

Shareholders' Equity
Preferred Shares, no par value, unlimited shares authorized; no shares issued and outstanding	-	-
Ordinary Shares, no par value, unlimited shares authorized; 2,107,148 and 2,044,576 shares issued and outstanding (excluding 3,226,185 and 3,288,757 shares subject to possible redemption), respectively	5,000,010	5,000,010
Additional Paid-in Capital	-	-
Deficit Accumulated During the Development Stage	-	-
Total Shareholders' Equity	5,000,010	5,000,010

Total Liabilities and Shareholders' Equity	$40,894,513	$40,690,122

The accompanying notes are an integral part of the financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
STATEMENTS OF OPERATIONS

	For the Year Ended July 31, 2013	For the Period from August 9, 2011 (date of incorporation) to July 31, 2012	For the Period from August 9, 2011 (date of incorporation) to July 31, 2013
		(as restated)
Revenue	$-	$-	$-
General and Administrative Expenses	780,463	181,169	961,632
Loss from operations	(780,463)	(181,169)	(961,632)
Other Income
Interest Income	16	-	16
Change in Fair Value of Warrant Liability	145,333	3,996,667	4,142,000

Net Income (Loss) Attributable to Ordinary Shareholders	$(635,114)	$3,815,498	$3,180,384

Weighted Average Number of Ordinary Shares Outstanding (excluding shares subject to possible redemption)	2,062,721	1,631,284	1,849,091

Basic and Diluted Net Income (Loss) per Ordinary Share	$(0.31)	$2.34	$1.72

The accompanying notes are an integral part of the financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from August 9, 2011 (date of incorporation) to July 31, 2013

				Deficit
				Accumulated
			Additional	During the	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Sale of ordinary shares to initial shareholder on October 5, 2011 at approximately $0.016 per share	1,533,333	$25,000	$-	$-	$25,000

Sale on March 26, 2012 of 4,000,000 units at $10 per unit (including 3,431,943 shares subject to possible redemption)	4,000,000	40,000,000		-	40,000,000

Underwriters' discount and offering expenses		(2,459,600)		-	(2,459,600)

Sale on March 26, 2012 of 3,266,667 private placement warrants at $0.75 per warrant			2,450,000	-	2,450,000

Warrant liability recorded on March 26, 2012		(3,000,000)	(2,450,000)		(5,450,000)

Proceeds subject to possible redemption of 3,288,757 ordinary shares at redemption value	(3,288,757)	(29,565,390)		(3,815,498)	(33,380,888)

Forfeiture of 200,000 ordinary shares in connection with the underwriters’ election to not exercise the overallotment option	(200,000)	-

Net income attributable to ordinary shares not subject to redemption	-	-	-	3,815,498	3,815,498

Balances, July 31, 2012 (as restated)	2,044,576	5,000,010	-	-	5,000,010

Change in proceeds subject to possible redemption of 3,226,185 ordinary shares at redemption value	62,573	-		635,114	635,114

Net loss attributable to ordinary shares not subject to redemption	-	-	-	(635,114)	(635,114)

Balances, July 31, 2013	2,107,148	$5,000,010	$-	$-	$5,000,010

The accompanying notes are an integral part of the financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
STATEMENTS OF CASH FLOWS

	For the Year Ended July 31, 2013	For the Period from August 9, 2011 (date of incorporation) to July 31, 2012	For the Period from August 9, 2011 (date of incorporation) to July 31, 2013
		(as restated)
Cash Flows from Operating Activities
Net income (loss) attributable to ordinary shares not subject to redemption	$(635,114)	$3,815,498	$3,180,384
Adjustments to reconcile net income (loss) attributable to ordinary shares not subject to redemption to net cash used in operating activities:
Change in fair value of warrant liability	(145,333)	(3,996,667)	(4,142,000)
Changes in operating assets and liabilities:
Prepaid Expenses	48,143	(48,143)	-
Due from Affiliate	(11,275)	(15,348)	(26,623)
Accrued Expenses	193,215	55,891	249,106
Net cash used in operating activities	(550,364)	(188,769)	(739,133)

Cash Flows from Investing Activities
Principal deposited in Trust Account	-	(40,600,000)	(40,600,000)
Interest reinvested in Trust Account	(16)	-	(16)
Net cash used in investing activities	(16)	(40,600,000)	(40,600,016)

Cash Flows from Financing Activities
Proceeds from issuance of ordinary shares to initial shareholder	-	25,000	25,000
Proceeds from Public Offering	-	40,000,000	40,000,000
Proceeds from issuance of Private Placement Warrants	-	2,450,000	2,450,000
Payment of offering costs	-	(1,659,600)	(1,659,600)
Proceeds from loan payable, affiliate	523,749	-	523,749
Net cash provided by financing activities	523,749	40,815,400	41,339,149

Net increase (decrease) in cash	(26,631)	26,631	-
Cash at beginning of the period	26,631	-	-
Cash at end of the period	$-	$26,631	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Deferred corporate finance fee	$-	$800,000	$800,000
Deferred transaction costs included in accrued transaction costs	$267,874	$-	$267,874
Adjustment for warrant liability in connection with Public Offering	$-	$5,450,000	$5,450,000

The accompanying notes are an integral part of the financial statements.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

1.  DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Restatement

BGS Acquisition Corp. is restating the comparative prior period information as of July 31, 2012 and for the period August 9, 2011 (date of incorporation) to July 31, 2012, previously filed in an Annual Report on Form 20-F. The purpose is to restate our audited financial statements as of July 31, 2012 to correct the accounting for our outstanding warrants.  Our original accounting treatment did not recognize a liability for the warrant liability and did not recognize changes in the fair value of that warrant liability in our audited statement of operations. For additional information regarding this restatement, see Note 3 – Restatement of Previously Issued Financial Statements.

Description of Organization and Business Operations

BGS Acquisition Corp. (a company in the development stage) (the “Company”), is a blank check company incorporated as a British Virgin Islands business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets (“Business Combination”). The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, or ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. As of July 31, 2013 the Company had neither engaged in any operations nor generated revenue. Activity through July 31, 2013 relates to the Company’s formation and initial public offering and since March 20, 2012, the identification of potential target businesses and assets.  The Company has selected July 31 as its fiscal year end.

The registration statement for the Company’s initial public offering was declared effective on March 20, 2012. On March 26, 2012, the Company consummated a public offering of 4,000,000 units (“Units”) (the “Public Offering” – Note 5).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (“Warrant”). The Ordinary Shares sold as part of the Units in the Public Offering are referred herein as “public shares”. On March 26, 2012, the Company completed a private placement of 3,266,667 warrants to the initial investors and the underwriters (the “Placement Warrants”).  The Company received gross proceeds of $42,450,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and which includes $2,450,000 received for the purchase of the 3,266,667 Placement Warrants by the initial investors and the underwriters.

Upon the closing of the Public Offering and the private placements, $40,600,000 was placed into a trust account (“Trust Account”) (discussed below). The proceeds placed into the Trust Account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.  The Trust Account is held at J.P. Morgan Chase N.A., London Branch and maintained by Continental Stock Transfer & Trust Company, acting as trustee. Such proceeds will only be released to the Company upon the earlier of: (1) the consummation of a Business Combination and (2) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate a Business Combination.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination. The Company’s efforts are focused on identifying for its initial Business Combination target operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.  There is no assurance that the Company will be able to successfully effect a Business Combination. The Company’s initial shareholder, officers and directors originally agreed that the Company will only have until June 26, 2013 to consummate a Business Combination (or September 26, 2013, if the Company has entered into a definitive agreement for, but has not yet consummated, a Business Combination with a target business by June 26, 2013). In June 2013, the Company did enter into a definitive agreement, which automatically extended the termination date to September 26, 2013.  Subsequent to year end, the definitive agreement was amended and restated and the Company’s shareholders voted to extend the life of the Company another two months to November 26, 2013 (see Note 12). If the Company does not consummate a Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of winding up its affairs. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholder has waived his rights to participate in any redemption with respect to his initial shares. However, if the initial shareholder or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the Public Offering price per Unit.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

Unless otherwise required by law or the Nasdaq Capital Market or if it decides to seek shareholder approval for business reasons, the Company will not submit the transaction for shareholder approval after it signs a definitive agreement with a target for a Business Combination.  The Company will proceed with a Business Combination if such Business Combination is approved by its board of directors. In the event that it is required to seek shareholder approval in connection with the Business Combination, the Company will proceed only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.  In connection with such a vote, if a Business Combination is approved and consummated, shareholders (regardless of how they vote) that elect to put their Ordinary Shares back to the Company for cash will be entitled to receive their pro-rata portion of the Trust Account (together with interest thereon which was not previously used for working capital but net of taxes).  However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. These Ordinary Shares are recorded at fair value and classified as temporary equity in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The initial shareholder has agreed, in the event the Company is required to seek shareholder approval of its Business Combination, to vote his initial shares in favor of approving a Business Combination. The initial shareholder and the Company’s officers and directors have also agreed to vote Ordinary Shares acquired by them in this Public Offering or in the aftermarket in favor of a Business Combination submitted to the Company’s shareholders for approval.

As long as it maintains its status as a foreign private issuer (“FPI”) and is required to comply with the FPI rules, regardless of whether it is required by law or the Nasdaq Capital Market, or if it decides to seek shareholder approval for business reasons, the Company intends to consummate its initial Business Combination and conduct redemptions of Ordinary Shares for cash without a shareholder vote pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”). If the Company is no longer an FPI (and no longer required to comply with the FPI rules) and is required by law or the Nasdaq Capital Market to seek shareholder approval, or it decides to seek shareholder approval for business reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the SEC proxy rules and not pursuant to the tender offer rules.

If the Company is no longer an FPI and seeks shareholder approval of the Business Combination and it does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Company’s amended and restated memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the Ordinary Shares sold in the Public Offering. Public shareholders who redeem their Ordinary Shares into their pro rata share of the Trust Account will continue to have the right to exercise any warrants they may hold.

The Company has sought and will continue to seek to have its vendors, service providers, prospective target businesses or other entities with which it conducts business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account.  There is no guarantee that such parties will execute such agreements, and even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against the Company’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the Company’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to the Company than any alternative.

Julio Gutierrez, the Company’s chairman and initial shareholder, has agreed that he will be liable to the Company, if and to the extent any claims by any party reduce the amount in the Trust Account to below $10.15 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development stage company

The Company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At July 31, 2013, the Company had not commenced any operations nor generated revenue to date. All activity through July 31, 2013 relates to the Company’s formation, the private placements and the Public Offering, and the identification of potential target businesses and assets for a Business Combination.  The Company will not generate any operating revenues until after completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the Trust Account.

Offering costs

Offering costs related to the Public Offering, totaling approximately $2,460,000 (including $1,200,000 of underwriting fees (including a $25,000 advance) paid at closing and $800,000 of deferred underwriting compensation) were charged to shareholders’ equity upon the completion of the Public Offering.

Deferred transaction costs

The Company complies with the requirements of the FASB ASC 340.  Deferred transaction costs consist principally of legal fees incurred through the balance sheet date that are related to the Transaction Merger (see Note 12) and that are charged to shareholders’ equity upon the completion of the Transaction Merger.

Redeemable ordinary shares

All of the 4,000,000 Ordinary Shares sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of Ordinary Shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against accumulated deficit, and in the absence of accumulated deficit, by charges against paid-in capital.

Accordingly, at July 31, 2013 and 2012, 3,226,185 and 3,288,757 of the 4,000,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $10.15 at July 31, 2013 and 2012).

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

Income taxes

Under the laws of the British Virgin Islands, the Company is generally not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that increases ending accumulated deficit. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of July 31, 2013. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.  No interest expense or penalties have been recognized as of and for the period ended July 31, 2013.  The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net income/(loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.”  Net income/(loss) per Ordinary Share is computed by dividing net income/(loss) applicable to ordinary shareholders by the weighted average number of Ordinary Shares outstanding for the period. At July 31, 2013 and 2012, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in the earnings of the Company. As a result, diluted income/(loss) per Ordinary Share is the same as basic income/(loss) per Ordinary Share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company maintains its cash balance with a financial institution and may at times exceed the federally insured limit.  The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its financial statements as of July 31, 2012 to correct its accounting for an adjustment related to its outstanding warrants. The Company’s original accounting treatment did not recognize a derivative liability and did not recognize any changes in the fair value of that derivative liability in its statements of operations. In October 2013, the Company concluded it should correct its accounting related to the Company’s outstanding warrants. The Company had initially accounted for the warrants as a component of equity but upon further evaluation of the terms of the warrants, concluded that the warrants should be accounted for as a derivative liability. The warrants issued contain a cash settlement provision, as provided in the Warrant Agreement, in the event of a Fundamental Transaction, after the Business Combination (see Note 8), which requires liability treatment in accordance with ASC 815-40-55-2.  As a result of this provision, the Company has restated the financial statements for the prior period to reflect the Company’s warrants as a derivative liability with changes in the fair value recorded in the current period earnings.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

The following tables summarize the adjustments made to the previously reported balance sheet, statement of operations and statement of cash flows:

July 31, 2012

Selected balance sheet information

	As Previously Reported	Effect of Restatement	As Restated

Warrant liability	$-	$1,453,333	$1,453,333
Total liabilities	855,891	1,453,333	2,309,224

Ordinary shares, subject to possible redemption	34,834,221	(1,453,333)	33,380,888

Ordinary shares	2,731,179	2,268,831	5,000,010
Additional paid-in capital	2,450,000	(2,450,000)	-
Deficit accumulated during the development stage	(181,169)	181,169	-
Total shareholders' equity	5,000,010	-	5,000,010

Total liabilities and shareholders' equity	$40,690,122	$-	$40,690,122

For the Period from August 9, 2011 (date of incorporation) to July 31, 2012

Selected statement of operations information

	As Previously Reported	Effect of Restatement	As Restated

Other income / (expense):
Change in fair value of warrant liability	$-	$3,996,667	$3,996,667

Net income / (loss) attributable to ordinary shares not subject to possible redemption	$(181,169)	$3,996,667	$3,815,498

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption - basic and diluted	1,531,934	99,350	1,631,284

Net income / (loss) per ordinary share, excluding shares subject to possible redemption - basic and diluted	$(0.12)	$2.46	$2.34

Selected cash flow information

	As Previously Reported	Effect of Restatement	As Restated
Operating activities:
Net income / (loss)	$(181,169)	$3,996,667	$3,815,498
Gain on change in fair value of warrant liability	$-	$(3,996,667)	$(3,996,667)

Supplemental disclosure of non-cash financing activities:
Adjustment for warrant liability in connection with the Public Offering	$-	$5,450,000	$5,450,000

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

4.  WARRANT LIABILITY

The Company sold 4,000,000 Units in the Public Offering, which subsequently separated into one warrant at an initial exercise price of $10.00 and one ordinary share. The initial investors and the underwriters also purchased 3,266,667 warrants in a private placement in connection with the Public Offering. The warrants expire five years after the date of the Company’s initial Business Combination. The warrants issued contain a cash settlement provision, as provided in the Warrant Agreement in the event of a Fundamental Transaction after the initial Business Combination (see Note 8), which requires liability treatment under ASC 815-40-55-2.  ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer's control and, therefore, a contract that requires net-cash settlement upon a change in control must be classified as an asset or liability.  Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $1,308,000 and $1,453,333 as of July 31, 2013 and 2012, respectively.  This valuation is revised on a quarterly basis until the warrants are exercised or they expire with the changes in fair value recorded in the statement of operations.

5.  OFFERING

On March 26, 2012, the Company sold 4,000,000 Units, each Unit consisting of one Ordinary Share and one Warrant. Each Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $10.00 commencing on the later of (a) March 21, 2013 or (b) the completion of a Business Combination, and will expire five years from the date of the consummation of the Business Combination, or earlier upon redemption or liquidation. The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which notice of redemption is given.  In the event a registration statement is not effective at the time of exercise, the holders of the Warrants shall not be entitled to exercise such Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrants and the Warrants will expire worthless.

The Company paid an underwriting discount of three percent (3.0%) of the public Unit offering price to the underwriters at the closing of the Public Offering. An additional corporate finance fee of two percent (2.0%) of the gross offering proceeds payable in cash to the underwriters is due upon the closing of a Business Combination.

The Company sold to C&Co/PrinceRidge LLC (formerly The PrinceRidge Group LLC) for $100, as additional compensation, an option to purchase up to 340,000 Units at $15.00 per unit. The units issuable upon exercise of this option are identical to those offered in the Public Offering. This option may be exercised commencing on the later of the consummation of an initial Business Combination and March 20, 2013 and ending on March 20, 2017.  The Company has accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1.48 per unit (for a total fair value of approximately $503,200) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 30%, (2) risk-free interest rate of 1.09% and (3) expected life of 5 years.  Because the Units did not have a trading history, the volatility assumption was based on information available to management. The volatility assumption was calculated using the average volatility of the Russell Microcap Index.  The Company believes the volatility estimate was a reasonable benchmark to use in estimating the expected volatility of the Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a Business Combination within the prescribed time period and it liquidates, the option will become worthless. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option to exercise the unit purchase option without the payment of cash.  The exercise price and number of Units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation of the Company.  However, the option will not be adjusted for issuances of Ordinary Shares at a price below its exercise price.

On May 17, 2012, the Company filed a Form 6-K with the SEC announcing that the representative of the underwriters of the Public Offering, which was consummated on March 26, 2012, had notified the Company that commencing May 18, 2012, the holders of the Units may elect to separately trade the Ordinary Shares and Warrants underlying such Units.  Those Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “BGSCU” and each of the underlying Ordinary Shares and Warrants will trade under the symbols “BGSC” and “BGSCW”, respectively.  In addition, as a result of the underwriters electing to not exercise the over-allotment option in connection with the Public Offering, the initial shareholder forfeited 200,000 Ordinary Shares (after giving effect to a 1.125-to-1 reverse split of the Ordinary Shares).

6.  RELATED PARTY TRANSACTIONS

The Company’s initial shareholder, Julio Gutierrez, advanced a total of $151,760 for payment of offering costs and formation costs on the Company’s behalf. These advances were non-interest bearing, unsecured and were due at the earlier of March 31, 2012 or the closing of the Public Offering.  These advances were repaid at the closing of the Public Offering on March 26, 2012.  The Company also made advances to the initial shareholder of $20,000 for the purchase of warrants in the private placement.  These amounts were repaid to the Company on March 30, 2012.  Since the Public Offering, the initial shareholder has paid expenses on behalf of the Company.  Through July 31, 2013, there were unreimbursed expenses of $523,749 paid by the initial shareholder on behalf of the Company, which amounts were converted to promissory notes and included in ‘loan payable, affiliate’ on the accompanying balance sheet at July 31, 2013. At July 31, 2013 and 2012, there were also balances of $26,623 and $15,348, respectively, due from the initial shareholder included in ‘Due from affiliate’ on the accompanying balance sheets for outstanding advances made to the initial shareholder to pay Company expenses.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

On March 20, 2012, the Company entered into an agreement with its Chairman and initial shareholder pursuant to which Mr. Gutierrez agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs following the consummation of the Public Offering and before a Business Combination.  In the event that a Business Combination does not close, the Company may use a portion of the Public Offering proceeds held outside the Trust Account to repay such working capital loans but no proceeds from the Trust Account would be used for such repayment.  Mr. Gutierrez, at his option, may convert the working capital loans into warrants in connection with a Business Combination at $0.75 per warrant.  As of July 31, 2013, all outstanding payments made by Mr. Gutierrez on behalf of the Company totaling $523,749, were converted to promissory notes under this agreement.

On October 5, 2011, the Company issued to the initial shareholder, 1,725,000 founders shares for an aggregate purchase price of $25,000 in cash. On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split, resulting in a reduction in outstanding shares to 1,533,333. Share amounts were restated to reflect the retroactive effect of the reverse stock split. These shares included 200,000 Ordinary Shares that were subject to forfeiture if the underwriters did not exercise their over-allotment option.  All 200,000 shares were forfeited when the over-allotment option period expired in May 2012 (see Note 7).  The initial shareholder has agreed that he will not sell or transfer his shares until: (i) with respect to 20% of such shares, upon consummation of the Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in the Company’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of the Company’s board of directors or management team in which the Company is the surviving entity.

The initial shareholder has agreed (1) to waive his redemption rights with respect to the initial shares and any Ordinary Shares he holds in connection with the consummation of a Business Combination and (2) to waive his rights to liquidating distributions with respect to his initial shares if the Company fails to consummate a Business Combination by November 26, 2013, although the initial shareholder will be entitled to receive liquidating distributions with respect to any Ordinary Shares he holds if the Company fails to consummate a Business Combination within such time period.

If the Company submits a Business Combination to its shareholders for a vote, the initial shareholder has agreed to vote his initial shares and any Ordinary Shares he purchases during or after the Public Offering in favor of a Business Combination, and the officers and directors of the Company have also agreed to vote any Ordinary Shares purchased by them during or after the Public Offering in favor of a Business Combination.

The initial shareholder will retain all other rights as the public shareholders with respect to his Ordinary Shares, including, without limitation, the right to vote the Ordinary Shares and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in Ordinary Shares or to extend the period of their underlying securities, such dividends will also be subject to lockup restrictions.

The holders of the initial shares, investor warrants, underwriter warrants and warrants that may be issued upon conversion of the working capital loans will have registration rights to require the Company to register for sale any of the securities held by them pursuant to a registration rights agreement dated March 20, 2012.  These shareholders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities (following their release from any lockup restrictions) for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Commencing on March 26, 2012, the Company entered into an agreement with BGS Group SA, an affiliate of the initial shareholder to provide at no cost office space, secretarial, and administrative services. This agreement will expire upon the earlier of: (a) the successful completion of the Business Combination, or (b) the date on which the Company is dissolved and liquidated.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

7.  COMMITMENTS & CONTINGENCIES

The Company granted the underwriters a 45-day option to purchase up to 600,000 additional Units to cover the over-allotment at the Public Offering price less the underwriting discounts and commissions.  This over-allotment expired unexercised and the initial shareholder forfeited 200,000 Ordinary Shares previously purchased.

The underwriters will be entitled to a corporate finance fee of two percent (2.0%) of the Public Offering, payable in cash upon the closing of a Business Combination. The deferred corporate finance fee of $800,000 is reflected in the accompanying balance sheets.

8.  WARRANTS ISSUED IN PRIVATE PLACEMENT

In addition to the warrants issued in the Offering (described in Note 5), on March 26, 2012, the initial investors and the underwriters purchased 3,000,000 and 266,667 Placement Warrants, respectively, at a price of $0.75 per warrant, for an aggregate purchase price of $2,450,000 to the Company. The Placement Warrants are identical to the Warrants sold as part of the Units in the Public Offering except that, so long as they are held by our initial investors, the underwriters or their permitted transferees, (1) they will not be redeemable by the Company and (2) they (including the Ordinary Shares issuable upon exercise of the Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial investors or the underwriters until 30 days after the completion of an initial Business Combination. Additionally, for so long as they are held by the initial investors, the underwriters or their permitted transferees, the Placement Warrants may not be exercised after March 20, 2017. If the Company does not complete its initial Business Combination by November 26, 2013, then the proceeds from the sale of the Placement Warrants will be part of the liquidating distribution to the public shareholders and the Placement Warrants issued to the initial investors and the underwriters will expire worthless.

In the event of a Fundamental Transaction (as defined in the Warrant Agreement), which can only happen after a Business Combination, at the request of the holder delivered at any time through the date that is 30 days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a report on Form 6-K filed with the SEC, the Company (or the successor entity to the Company) shall purchase the Warrant from the holder by paying to the holder, within five trading days after such request, cash in an amount equal to the Black-Scholes Value of the remaining unexercised portion of the Warrant on the date of such Fundamental Transaction. Any holder that receives cash pursuant to the immediately preceding sentence shall not receive any Alternate Consideration (as defined in the Warrant Agreement) from such transaction. For the forgoing purposes, the “Black-Scholes Value” means the value of the Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg using (i) a price per Ordinary Share equal to the closing sale price of the Ordinary Shares for the trading day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (iii) an expected volatility equal to the greater of (A) forty percent (40%) and (B) the 30-day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately following the announcement of the Fundamental Transaction, (iv) a “Style” of “Warrant” and (v) a “Warrant type” of “Capped” where “Call cap” equals $16.50.

The investor and underwriter warrants (including the Ordinary Shares issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, and they will be non-redeemable so long as they are held by the investors, the underwriters (and/or their designees) or their permitted transferees. If the investor warrants or the underwriter warrants, as applicable, are held by holders other than such investors, the underwriters (and/or their designees) or their permitted transferees, such warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Warrants included in the Units sold in the Public Offering. The underwriter warrants are also subject to certain additional restrictions on transfer as required by FINRA.

The valuation of the warrants was based on comparable initial public offerings by previous blank check companies. The initial investors have agreed that the warrants purchased will not be sold or transferred until 30 days following consummation of a Business Combination, subject to certain limited exceptions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the initial investors will expire worthless.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

9.  TRUST ACCOUNT

Upon the closing of the Public Offering and the private placement of the Placement Warrants, a total of $40,600,000 was placed in the Trust Account.  All proceeds in the Trust Account may be invested in either U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.

10.  FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of July 31, 2013 and 2012, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Fair Value of Financial Assets and Liabilities as of July 31, 2013

	Balances, at July 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Investments held in Trust Account	$40,600,016	$40,600,016	—	—
Total	$40,600,016	$40,600,016	—	—

Liabilities:
Warrant liability	$1,308,000	$1,308,000	—	—
Total	$1,308,000	$1,308,000	—	—

Fair Value of Financial Assets and Liabilities as of July 31, 2012

	Balances, at July 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Investments held in Trust Account	$40,600,000	$40,600,000	—	—
Total	$40,600,000	$40,600,000	—	—

Liabilities:
Warrant liability	$1,453,333	$1,453,333	—	—
Total	$1,453,333	$1,453,333	—	—

The fair values of the Company’s investments held in the Trust Account and warrant liability are determined through market, observable and corroborated sources.

BGS ACQUISITION CORP.
(a company in the development stage)
NOTES TO THE FINANCIAL STATEMENTS

11.  SHAREHOLDERS’ EQUITY

Ordinary Shares — The Company is authorized to issue an unlimited number of Ordinary Shares. Holders of the Ordinary Shares are entitled to one vote for each Ordinary Share. At July 31, 2013 and 2012, there were 2,107,148 and 2,044,576 Ordinary Shares outstanding, excluding 3,226,185 and 3,288,757 shares subject to possible redemption, respectively.  On March 14, 2012, the Company effectuated an approximate 1.125-to-1 reverse stock split. Share amounts were restated to reflect the retroactive effect of the reverse stock split.

Preferred Shares — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At July 31, 2013 and 2012, the Company has not issued any preferred shares.

12.  SUBSEQUENT EVENTS

Management has approved the financial statements and performed an evaluation of subsequent events through October 17, 2013.

On August 13, 2013, the Company, BGS Acquisition Subsidiary, Inc. (“Purchaser”) and BGS Merger Subsidiary, Inc. (“Merger Sub”) entered into the Amended and Restated Merger and Share Exchange Agreement (the “Merger Agreement”) with TransnetYX Holding Corp. (“TransnetYX”), Black Diamond Holdings LLC (“Black Diamond”) and Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of Black Diamond.

Pursuant to the Merger Agreement, the Company will merge with and into Purchaser and TransnetYX will merge with and into a wholly owned subsidiary of Purchaser, Merger Sub, with Merger Sub as the surviving entity, or “Survivor” (the “Transaction Merger”). As consideration in this transaction, Purchaser will issue to the shareholders of record of TransnetYX 8,000,000 shares of the common stock of Purchaser on a pro rata basis and will pay a maximum of $15.0 million in cash (the “Cash Payment”), provided that up to $11.0 million of the Cash Payment may be paid in additional shares of common stock of Purchaser if there is not adequate cash to accommodate a $15.0 million payment to the shareholders of TransnetYX and have $6.0 million in cash available in the Survivor for payment of transaction expenses and for working capital purposes. 2,000,000 of the shares of common stock of Purchaser held by Black Diamond immediately following the consummation of the transaction will be subject to a lock-up agreement that will limit Black Diamond’s ability to dispose of those shares until the earlier of (1) the Survivor achieving gross revenues in fiscal year 2015 in excess of $60 million or (2) December 31, 2020. In addition, the shareholders of TransnetYX may receive an earn out of up to an additional 8,000,000 shares of the common stock of Purchaser based on the gross revenues of the post-transaction operating company in fiscal year 2015.

On August 23, 2013, the Company filed a Schedule TO for an Offer to Purchase (the “Offer”) 3,014,778 Ordinary Shares at a price of $10.15 per share in connection with the Transaction Merger. In connection with the Offer, the Company believes that it will not be able to consummate the Transaction Merger prior to September 26, 2013, as required by the Company’s memorandum and articles of association (the “Charter”).  Since we may not be able to complete the Business Combination prior to September 26, 2013, our board of directors determined that it would be in the best interests of our shareholders to amend the Charter and the agreement governing the Trust Account to extend such date for a period of two months until November 26, 2013, rather than liquidate as required by the Charter (the “Extension”). In connection with the Extension, the board of directors has determined that it is in the Company’s best interest to allow shareholders holding the Ordinary Shares sold in our IPO the opportunity to redeem their Public Shares for a pro rata portion of the Trust Account, in accordance with their right to receive such monies under the Charter.

The Offer expired at 11:59 p.m., New York City time, on September 23, 2013, with a total of 2,182,317 Ordinary Shares validly tendered and not properly withdrawn for a total purchase price of approximately $22.2 million, excluding fees and expenses related to the Offer. Such Ordinary Shares represent approximately 40.9% of the Company’s issued and outstanding Ordinary Shares as of September 23, 2013. Payment for ordinary shares accepted for purchase was made promptly.

In September 2013, at a Shareholder Meeting, the shareholders approved the extension amendment to the memorandum and articles of association to extend the termination date through November 26, 2013.
                                                             .

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
TransnetYX Holding Corp. and Subsidiaries
Cordova, Tennessee

We have audited the accompanying consolidated balance sheets of TransnetYX Holding Corp. and Subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransnetYX Holding Corp. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ EKS&H LLLP

October 18, 2013
Denver, Colorado

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	2012	2011	2013	2012
Assets			(unaudited)	(unaudited)
Current assets
Cash	$227,154	$146,601	$626,630	$25,752
Accounts receivable	1,431,985	1,351,028	1,601,683	1,571,827
Inventory, net	1,295,543	1,257,620	1,309,284	1,271,181
Prepaid and other current assets	117,818	84,837	162,342	220,338
Total current assets	3,072,500	2,840,086	3,699,939	3,089,098
Non-current assets
Property and equipment, net	1,260,094	1,488,208	1,618,052	1,303,622
Intangible assets, net	675,332	640,340	683,743	650,309
Deposits	2,529	26,347	2,529	5,143
Total non-current assets	1,937,955	2,154,895	2,304,324	1,959,074
Total assets	$5,010,455	$4,994,981	$6,004,263	$5,048,172
Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$843,314	$779,782	$1,192,142	$698,186
Accrued expenses	173,916	110,403	203,677	140,666
Accrued bonus	285,176	214,870	229,695	156,200
Accrued interest	290,067	253,067	278,567	274,067
Current portion of accrued settlement	145,833	-	191,105	-
Line-of-credit	947,725	932,565	1,088,992	1,061,142
Current portion of capital lease obligation	36,836	60,007	7,543	60,007
Current portion of long-term debt	592,529	606,925	873,444	797,637
Total current liabilities	3,315,396	2,957,619	4,065,165	3,187,905
Non-current liabilities
Long-term debt, less current portion	451,428	591,268	819,653	376,794
Capital lease obligations, less current portion	2,884	39,728	2,261	17,424
Accrued settlement, less current portion	209,167	-	130,000	-
Deferred rent	60,871	62,309	60,871	62,309
Total non-current liabilities	724,350	693,305	1,012,785	456,527
Total liabilities	4,039,746	3,650,924	5,077,950	3,644,432
Commitments and contingencies
Redeemable equity instruments
Series A convertible preferred stock, 2,500,000 shares authorized, $0.0001 par value, and 2,500,000 shares issued and outstanding (liquidation preference of $9,335,195 and $8,934,099 at December 31, 2012 and 2011 and $9,533,551 and $9,133,551 at June 30, 2013 (unaudited) and 2012 (unaudited), respectfully)	9,335,195	8,934,099	9,533,551	9,133,551
Series C convertible preferred stock, 13,000,000 shares authorized, $0.0001 par value, and 11,693,738 issued and outstanding (liquidation preference of $15,201,861 and $14,032,487 at December 31, 2012 and 2011 and $15,786,548 and $14,617,174 at June 30, 2013 (unaudited) and 2012 (unaudited), respectfully)	15,201,861	14,032,487	15,786,548	14,617,174
Total redeemable equity instruments	24,537,056	22,966,586	25,320,099	23,750,725
Stockholders’ deficit
Series B convertible preferred stock, 330,263 shares authorized, $0.0001 par value, and 330,263 shares issued and outstanding (liquidation preference of $1,860,000 and $1,740,000 at December 31, 2012 and 2011 and $1,920,000 and $1,800,000 at June 30, 2013 (unaudited) and 2012 (unaudited), respectfully)	1,860,000	1,740,000	1,920,000	1,800,000
Common stock, 40,000,000 shares authorized, $0.0001 par value, and 3,829,110 and 3,754,110 shares issued at December 31, 2012 and 2011 and 3,904,110 and 3,829,110 shares issued at June 30, 2013 (unaudited) and 2012 (unaudited), respectfully and 3,689,604 and 3,614,604 shares outstanding at December 31, 2012 and 2011 and 3,719,396 and 3,689,604 shares outstanding at June 30, 2013 (unaudited) and 2012 (unaudited), respectively	383	375	390	383
Accumulated deficit	(25,341,730)	(23,277,904)	(26,229,176)	(24,062,368)
Treasury stock, 139,506 shares repurchased as of December 31, 2012 and 2011 and June 30, 2012 (unaudited) and 184,714 shares repurchased as of June 30, 2013 (unaudited), respectfully	(85,000)	(85,000)	(85,000)	(85,000)
Total stockholders’ deficit	(23,566,347)	(21,622,529)	(24,393,786)	(22,346,985)
Total liabilities and stockholders’ deficit	$5,010,455	$4,994,981	$6,004,263	$5,048,172

The accompanying notes are an integral part of these consolidated financial statements.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)

Revenues
Genotyping testing services revenue	$12,912,040	$11,988,734	$6,807,147	$6,224,858
Shipping and handling revenue	99,888	91,909	58,348	49,062
Total revenues	13,011,928	12,080,643	6,865,495	6,273,920

Cost of services	4,620,934	4,294,780	2,285,236	2,206,969
Gross profit	8,390,994	7,785,863	4,580,259	4,066,951

Selling, general, and administrative expenses	8,630,281	7,913,450	4,554,450	3,939,233

(Loss) income from operations	(239,287)	(127,587)	25,809	127,718

Other expense (income)
Interest expense	152,032	158,668	78,219	83,822
Other	2,129	-	-	(3,702)
Total other expense	154,161	158,668	78,219	80,120

Net (loss) income	$(393,448)	$(286,255)	$(52,410)	$47,598
Cumulative Preferred Stock dividend	(1,690,470)	(1,689,374)	(843,043)	(845,235)

Net loss attributable to common stockholders	$(2,083,918)	$(1,975,629)	$(895,453)	$(797,637)

Per share amount:
Basic and diluted	$(0.56)	$(0.55)	$(0.24)	$(0.22)
Weighted average common shares outstanding:
Basic and diluted	3,689,604	3,614,604	3,719,396	3,689,604

The accompanying notes are an integral part of these consolidated financial statements.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2012 and 2011
And the Six Months Ended June 30, 2013 (Unaudited)

					Additional
	Series B Preferred Stock		Common Stock		Paid-In	Accumulated	Treasury	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Stock	Deficit

Balance - December 31, 2010	330,263	$1,620,000	3,679,110	$368	$-	$(21,465,317)	$(85,000)	$(19,929,949)

Cumulative dividend	-	120,000	-	-	(163,042)	(1,526,332)	-	(1,569,374)

Issuance of common stock	-	-	75,000	7	74,993	-	-	75,000

Stock-based compensation expense	-	-	-	-	88,049	-	-	88,049

Net loss	-	-	-	-	-	(286,255)	-	(286,255)

Balance - December 31, 2011	330,263	1,740,000	3,754,110	375	-	(23,277,904)	(85,000)	(21,622,529)

Cumulative dividend	-	120,000	-	-	(20,092)	(1,670,378)	-	(1,570,470)

Issuance of common stock	-	-	75,000	8	(8)	-	-	-

Stock-based compensation expense	-	-	-	-	20,100	-	-	20,100

Net loss	-	-	-	-	-	(393,448)	-	(393,448)

Balance - December 31, 2012	330,263	1,860,000	3,829,110	383	-	(25,341,730)	(85,000)	(23,566,347)

Cumulative dividend (unaudited)	-	60,000	-	-	(8,007)	(835,036)	-	(783,043)

Issuance of common stock (unaudited)	-	-	75,000	7	(7)	-	-	-

Stock-based compensation expense (unaudited)	-	-	-	-	8,014	-	-	8,014

Net loss (unaudited)	-	-	-	-	-	(52,410)	-	(52,410)

Balance - June 30, 2013 (unaudited)	330,263	$1,920,000	3,904,110	$390	$-	$(26,229,176)	$(85,000)	$(24,393,786)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
Cash flows from operating activities
Net (loss) income	$(393,448)	$(286,255)	$(52,410)	$47,598
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	761,656	649,575	386,715	388,694
Reserve for slow moving/obsolete inventory	190,960	180,033	70,179	62,945
Stock issued for services	-	75,000	-	-
Stock-based compensation	20,100	88,049	8,014	12,086
Changes in assets and liabilities
Accounts receivable	(80,957)	(6,304)	(169,697)	(197,337)
Inventory	(228,883)	(257,776)	(83,920)	(76,506)
Prepaid and other current assets	(32,981)	182,645	(44,524)	(135,501)
Accounts payable	63,530	149,871	348,828	(105,059)
Accrued expenses	133,819	17,098	(25,720)	(28,407)
Accrued interest	37,000	42,000	(11,500)	21,000
Accrued settlement	355,000	-	(33,895)	-
Deferred rent	(1,438)	6,358	-	-
Deposits	23,818	4,000	-	21,204
Net cash provided by operating activities	848,176	844,294	392,070	10,717
Cash flows from investing activities
Additions of property and equipment	(265,297)	(378,314)	(392,330)	(75,372)
Proceeds from sale of property and equipment	21,489	-	-	-
Additions of intangibles	(80,180)	(77,224)	(31,269)	(35,719)
Net cash used in investing activities	(323,988)	(455,538)	(423,599)	(111,091)
Cash flows from financing activities
Net borrowings under line-of-credit	15,160	73,541	141,267	128,577
Proceeds from long-term debt	185,000	-	500,000	185,000
Principal payments on long-term debt	(583,780)	(328,883)	(180,346)	(311,748)
Principal payments on capital lease obligations	(60,015)	(69,989)	(29,916)	(22,304)
Net cash (used in) provided by financing activities	(443,635)	(325,331)	431,005	(20,475)
Net increase (decrease) in cash	80,553	63,425	399,476	(120,849)
Cash, beginning of period	146,601	83,176	227,154	146,601
Cash, end of period	$227,154	$146,601	$626,630	$25,752

(Continued on the following page)

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

(Continued from the previous page)

Supplemental disclosure of cash flow information:

Cash paid for interest for the years ended December 31, 2012 and 2011 and for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) was $115,032, $116,668, $57,599, and $62,824, respectively.

Supplemental disclosure of non-cash activity:

During the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the Company accrued cumulative dividends on Preferred Stock of $1,690,470, $1,689,374, $843,043, and $845,235, respectively.

For the years ended December 31, 2012 and 2011, $244,544 and $636,966, of the $509,841 and $1,015,280, respectfully, in purchases of property and equipment was financed with equipment loans.  For the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), $329,486 and $102,986 of the $721,816 and $178,358, respectfully in purchases of property and equipment was financed with equipment loans.

During 2011, the Company acquired certain equipment in the amount of $6,900 under capital lease agreements.

During the six months ended June 30, 2013 (unaudited), the Company refinanced $853,167 of long-term debt and borrowed an additional $500,000.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies

TransnetYX Holding Corp. was incorporated under the laws of the state of Delaware in 2002 and operates through its wholly owned subsidiaries, TransnetYX, Inc. (“TransnetYX”) and Harmonyx Diagnostics, Inc. (collectively, the “Company”).  The Company provides genotyping testing services to various biotechnology and medical researchers in North America, Europe, and Australia.  The testing is performed at the Company’s full-service laboratory located in Memphis, Tennessee.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TransnetYX Holding Corp. and its wholly owned subsidiaries, TransnetYX and Harmonyx Diagnostics, Inc.  All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements as of and for the six months ended June 30, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the consolidated financial statements of the Company as of June 30, 2013 and 2012. The results of operations for the six month periods ended June 30, 2013 and 2012 are not necessarily indicative of the operating results for the full year.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments with an original maturity of three months or less.  Periodically throughout the year, the Company has maintained balances in excess of the federally insured limits.  The Company has not experienced any losses on such accounts as of the date of this report.  As of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), the entire balance was in cash deposit accounts and no balance in cash equivalents.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company grants unsecured credit in the normal course of business to customers. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

During the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), one customer accounted for 27%, 31%, 21%, and 28% of total revenues, respectively.  At December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), the same customer accounted for 22%, 35%, 24%, and 31% of total accounts receivable, respectively.

Accounts Receivable

The Company considers a reserve for doubtful accounts based on the creditworthiness of the customer.  The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses.  The allowance is management’s best estimate of uncollectible amounts and is determined based on historical performance and specifically identified amounts believed to be uncollectible that are tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. Management considers substantially all receivables to be collectible based on its current assessment of accounts receivable.  Accordingly, no allowance for doubtful accounts is deemed necessary as of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited). If amounts become uncollectible, they will be charged to operations when that determination is made.

Inventory

Inventory consists of raw materials and finished goods and is stated at the lower of cost or net realizable value, determined using the weighted average method.  Inventory is adjusted for estimated obsolescence and excess quantities and written down to net realizable value based upon management’s estimates of expected usage. Write-offs of inventory are charged against the reserve.

Property and Equipment

Property and equipment are stated at cost.  Equipment under capital leases is valued at the lower of fair market value or net present value of the minimum lease payments at inception of the lease.  Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from two to five years, and the lesser of related lease terms or estimated useful life for leasehold improvements and equipment under capital leases.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Intangible Assets

Because the patents are the basis of the Company's future revenue, the patent costs are capitalized. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years. However, due to the unique nature of each patent application, the actual length of time may vary. If a patent application is denied, the associated cost of that application would be written off. However, the Company has not had any patent applications denied as of June 30, 2013. Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

Patents are recorded at cost and are amortized over their useful lives, estimated at 20 years, using the straight-line method and are stated net of accumulated amortization of $261,084, $215,896, $283,942 and $241,646 as of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), respectively. Additions of intangible assets of $80,180 and $77,224 for the years ended December 31, 2012 and 2011, are related to internally developing and maintaining specifically identifiable patents. Amortization of intangibles totaled $45,188, $43,444, $22,858 and $25,750 for the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), respectively.  The anticipated annual amortization expense over the next five years is approximately $45,500 per year.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered.  The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Net (Loss) Income per Common Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income (or loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, assuming the issuance of an equivalent number of common shares pursuant to options and warrants.  The Company had 3,663,469 options and 826,192 warrants outstanding at December 31, 2012 and June 30, 2013 (unaudited).  Diluted earnings per share is not shown for periods in which the Company incurs a loss because it would be anti-dilutive. Similarly, potential common stock equivalents are not included in the calculation if the effect would be anti-dilutive.

Revenue Recognition

Revenue is recognized when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms of the arrangement, the price is fixed or determinable, and collectability is reasonably assured

The Company recognizes revenue at completion of the testing process and when results are delivered to the customer.  Additionally, the Company bills customers not affiliated with institutional accounts for shipping and handling costs.  Amounts billed to customers are included as a component of revenues, and the costs associated with shipping test results to customers are included as a cost of services.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company has granted stock option awards to key employees of the Company that will enable them to purchase shares of common stock.  The Company recognized all stock-based payments in the consolidated statements of operations, based on the estimated fair value of the awards on the date of grant.  The Company determines the estimated fair value using the Black-Scholes option pricing model and recognizes stock-based compensation costs ratably over the requisite service period, which generally equals the vesting period, using the straight-line method.

Advertising Costs

The Company expenses advertising costs as incurred.  Advertising expense for the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited) was $222,640, $295,982, $135,339, and $83,376, respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach.  Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.  The Company assesses a valuation allowance on the deferred tax assets if it is more likely than not that a portion of the available deferred tax assets will not be realized.  The Company records the deferred tax assets net of valuation allowances.

The Company also accounts for uncertainty in income taxes in that the Company recognizes the tax benefits of tax positions only if it is more likely than not that the tax positions will be sustained, upon examination by the applicable taxing authorities, based on the technical merits of the positions.   No reserve for uncertain tax positions has been recorded as of December 31, 2012 or June 30, 2013 (unaudited).  As required, the Company records potential interest and penalties associated with our tax positions.  The Company records interest and penalties, if any, as a component of interest expense.

Fair Value

The Company has adopted a framework for measuring fair value that requires enhanced disclosures about fair value measurement.  The framework defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The framework also establishes a hierarchy in which assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities;

Level 2:	Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value (continued)

Level 3:	Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The valuation policies are determined by the Chief Financial Officer and are approved by the Chief Executive Officer. Fair value measurements are discussed with the Company’s board of directors, as deemed appropriate. The Company has consistently applied the valuation techniques discussed below in all periods presented.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. The carrying value of the long-term debt of $1,043,957, $1,198,193, $1,693,097 and $1,174,431 as of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), respectively, was determined to approximate fair value due to the fact that the current interest rate on the debt approximates the current interest rates available to the Company with a bank.

Reclassifications

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the 2012 presentation.  Such reclassification had no effect on net (loss) income.

Note 2 – Balance Sheet Disclosures

Inventory is summarized as follows:

	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)

Testing probes	$1,797,784	$1,598,015	$1,935,218	$1,658,959
Laboratory plates and plastics	86,391	79,744	48,063	40,937
Chemicals and reagents	109,875	70,183	67,440	104,801
Other	34,953	52,178	62,202	71,929
Reserve for slow moving/ obsolete inventory	(733,460)	(542,500)	(803,639)	(605,445)

Total	$1,295,543	$1,257,620	$1,309,284	$1,271,181

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Balance Sheet Disclosures (continued)

Property and equipment consist of the following:

	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)

Lab equipment	$3,671,144	$3,509,838	$3,978,094	$3,656,375
Office furniture, fixtures, and equipment	627,734	833,200	664,642	853,266
Software	663,968	669,737	663,968	677,423
Leasehold improvements	531,180	534,603	769,716	534,603
Customer drop boxes	184,269	150,234	323,690	154,303
Property and equipment	5,678,295	5,697,612	6,400,110	5,875,970
Less accumulated depreciation and amortization	(4,418,201)	(4,209,404)	(4,782,058)	(4,572,348)

Property and equipment, net	$1,260,094	$1,488,208	$1,618,052	$1,303,622

Depreciation expense for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) was $716,468, $606,131, $363,857, and $362,944, respectively.  Depreciation included in cost of goods sold for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) was $382,180, $348,437, $192,585, and $199,277, respectively.

Note 3 – Line-of-Credit

The Company has a revolving line-of-credit with a commercial lending company in an amount up to $1,500,000.  The line-of-credit is due on demand and bears interest at the prime rate subject to a floor of 5% plus 1.0% (6.0% as of December 31, 2012 and 2011 and June 30, 3013 (unaudited) and June 30, 2012 (unaudited)).  The line-of-credit also requires the Company to pay a monthly servicing fee equal to 0.55% of the average monthly outstanding balance. The line-of-credit is collateralized by substantially all assets of the Company, unless specifically encumbered by other creditors, is subject to a borrowing base limitation based upon 85% of eligible trade accounts receivable, and is guaranteed by an officer of the Company.  The outstanding balance under this line-of-credit was $947,725, $932,565, $1,088,992, and $1,061,142 as of December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), respectively.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Long-Term Debt

Long-term debt consists of the following:

	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
Note payable to a bank with interest payable monthly at 6.5%. Beginning November 2011, monthly principal and interest payments of $12,708 were payable until maturity in April 2016. The note was secured by lab equipment. The note was refinanced in June 2013.	$446,892	$466,504	$-	$508,290

Note payable to a bank with interest at 6.5% payable in monthly principal and interest installments of $21,000 through July 2013. The note was collateralized by certain equipment and was subject to certain restrictive covenants and personally guaranteed by an officer of the Company. The note was refinanced in June 2013.	123,847	355,601	-	241,569

Note payable to a bank with interest payable monthly at 6.0%. Beginning in March 2012, monthly principal and interest payments of $15,900 were payable until maturity in March 2013. The note was secured by lab equipment of TransnetYX.	31,661	-	-	124,572

Note payable to a bank with interest at 5.75% through maturity in September 2017. The first 12 payments were interest only with the final 48 payments payable in monthly principal and interest installments of $8,500. The note was collateralized by certain equipment of TransnetYX and was subject to certain restrictive covenants. The note was refinanced in June 2013.	141,557	-	-	-

Subordinated note payable to an individual with interest payable monthly at 14%, due on demand. The note is unsecured and is subject to certain restrictive covenants.	300,000	300,000	300,000	300,000

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4 – Long-Term Debt (continued)

	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
Note payable to a bank, subject to an additional available capacity of up to $691,963 for a 12-month draw period to fund new equipment purchased and existing commitments to fund equipment purchases and tenant improvements. This note payable refinanced three existing notes payable in June 2013 with balances of $853,167 and an additional $500,000 in cash proceeds. Immediately following the refinancing, the Company drew down $39,930 to purchase property and equipment.  Interest is payable monthly at 6.0%.  Beginning August 2013, monthly principal and interest payments of $47,787 are payable until July 2017.  The note is collateralized by substantially all assets of the Company.  The loan is cross collateralized by the specific accounts receivable securing the revolving line-of-credit. This note is subject to certain restrictive covenants.  The Company is in compliance as of June 30, 2013.
	-	-	1,393,097	-
Credit agreement with a financing company repaid in March 2012.	-	76,088	-	-
Total long-term debt	1,043,957	1,198,193	1,693,097	1,174,431
Less current portion	(592,529)	(606,925)	(873,444)	(797,637)
Long-term debt, less current portion	$451,428	$591,268	$819,653	$376,794

Maturities of long-term obligations are as follows:

Year Ending December 31,

2013	$592,529
2014	170,033
2015	180,433
2016	71,888
2017	29,074

Total	$1,043,957

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 - Capital Leases

The Company has acquired assets under the provisions of long-term leases.  For financial reporting purposes, minimum lease payments relating to the assets have been capitalized.  The leases expire at various dates through September 2015.

The assets under capital lease have cost and accumulated amortization as follows:

	December 31,		June 30,
	2012	2011	2013	2012
			(unaudited)	(unaudited)
Lab equipment, office furniture, fixtures, and equipment	$163,280	$436,963	$163,280	$163,280
Less accumulated amortization	(81,938)	(237,024)	(95,544)	(61,681)

Total	$81,342	$199,939	$67,736	$101,599

Maturities of capital lease obligations are as follows:

Year Ending December 31,

2013	$38,782
2014	2,690
2015	673
Total minimum lease payments	42,145
Amount representing interest	(2,425)
Present value of net minimum lease payments	39,720
Less current portion	(36,836)

Long-term capital lease obligation	$2,884

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Redeemable Equity Instruments

The Company has classified its redeemable convertible preferred stock outside of permanent stockholders’ deficit, in accordance with Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments – Amendment to Section 480-10-S99, because these securities are redeemable at the option of the holder. As such, the redeemable convertible preferred stock has been recorded as Redeemable Equity Instruments, which are classified as mezzanine equity on the consolidated balance sheets. The redeemable convertible preferred stock issuances are recorded at the redemption values.

	Series A Preferred Stock		Series C Preferred Stock
	Shares	Amount	Shares	Amount

Balance - December 31, 2010	2,500,000	$8,534,099	11,693,738	$12,863,113

Cumulative dividend	-	400,000	-	1,169,374

Balance - December 31, 2011	2,500,000	8,934,099	11,693,738	14,032,487

Cumulative dividend	-	401,096	-	1,169,374

Balance - December 31, 2012	2,500,000	9,335,195	11,693,738	15,201,861

Cumulative dividend (unaudited)	-	198,356	-	584,687

Balance - June 30, 2013 (unaudited)	2,500,000	$9,533,551	11,693,738	$15,786,548

Pursuant to the Company’s amended and restated articles of incorporation (“Articles”), the Company has authorized 2,500,000 shares of Series A Preferred Stock (“Series A”), and 13,000,000 shares of Series C Preferred Stock (“Series C”).

The rights and obligations of the stockholders are guaranteed by the Certificate of Incorporation of TransnetYX Holding Corp. (“Agreement”).  All holders of the Series A and Series C are entitled to one vote per share.  Distributions made by the Company shall first be made ratably to all preferred stockholders up to the amount of the unreturned original cost of their outstanding shares plus all accrued and unpaid dividends and then ratably to all common stockholders.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Redeemable Equity Instruments (continued)

Dividends

Series A Preferred Stock

The holders of Series A are entitled to receive cumulative dividends at the annual rate of 8%, whether or not declared by the Board of Directors (“Board”).  The Series A has cumulative unpaid dividends of $4,335,195 and $4,533,551 at December 31, 2012 and June 30, 2013 (unaudited), respectively.

Series C Preferred Stock

The holders of Series C are entitled to receive cumulative dividends at the annual rate of 10%, whether or not declared by the Board.  The Series C has cumulative unpaid dividends of $3,508,123 and $4,092,810 at December 31, 2012 and June 30, 2013 (unaudited), respectively.

Conversion Rights

All holders of Series A and Series C have the right to convert their shares into a number of shares of common stock equal to the issue price of their preferred shares divided by the conversion price for such series.  The conversion price is initially equal to the issue price for Series A and Series C, respectively, subject to certain adjustments as set forth in the Articles. Such adjustments relate to (1) issuing or selling additional shares of common stock for a consideration less than the conversion price in effect immediately prior to the issue or sale of additional shares or pay or make a dividend or other distribution on common stock, (2) issuing or granting any rights to subscribe for or to purchase, or options for the purchase of, common stock or other securities convertible into or exchangeable for common stock for which the exercise prices is less than the conversion price immediately prior to issuing additional shares (excludes the issuance of incentive stock options), (3) consolidation with or merger into another entity or sale of substantially all of the assets of the Company for stock of another entity, and (4) subdividing outstanding shares of common stock into a greater number of shares or combining outstanding shares into a smaller number of shares. Any adjustment is calculated as an amount equal to the sum of the total number of shares of common stock outstanding immediately prior an adjustment event multiplied by the conversion price in effect immediately prior to the event, plus in the case of an issue or sale, the consideration, if any, received by the Company upon such issue or sale, or minus in the case of a dividend or other distribution, the amount of such dividend or other distribution, by the total number of shares of Common Stock outstanding immediately after the applicable event. As of June 30, 2013, the conversion price for Series A and Series C was $1.32 and $1.00 per share, respectively.

In addition to receiving common stock upon conversion of the Series C, each share of common stock issuable to a holder of Series C will be accompanied by a warrant to purchase an additional share of common stock with an exercise price of $1.30 per share.

Liquidation Preference

Upon liquidation, dissolution, or winding-up of the Company, holders of Series A and Series C are entitled to receive, prior and in preference to any distributions to holders of common stock, an amount equal to the sum of the original issue price of $2.00 and $1.00 per share, respectively, plus all accrued and unpaid dividends.  Any liquidation distributions by the Company will be made ratably to all preferred stockholders.  Upon completion of distribution required by liquidation to preferred stockholders in full, holders of common stock will be entitled to any additional assets or funds to be distributed.

Redemption Rights

The Company has the right to redeem all shares of Series A at an amount equal to the original issue price plus all accrued and unpaid dividends. Holders of Series A and Series C can require the Company to redeem their shares for an amount equal to the original issue price plus all accrued and unpaid dividends upon occurrence of an event of default as defined in the Preferred Stock Purchase and Exchange Agreements.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Redeemable Equity Instruments (continued)

Voting Rights

The holders of Series A and Series C are entitled to the number of votes equal to the number of shares of common stock that such holders would be entitled to receive if the preferred stock were converted into common stock at the time of the vote.  The holders of a majority of the Series A and Series C are each entitled to vote, on matters that either alter or change the rights, preferences or privileges of the preferred stockholders or create a new class or series of shares having rights or privileges senior to or in parity to any of the preferred stockholders.

Note 7 - Stockholders’ Deficit

Pursuant to the Company’s amended and restated Articles, the Company has 40,000,000 authorized shares of common stock and 330,263 authorized shares of Series B Preferred Stock (“Series B”).

The rights and obligations of the stockholders are guaranteed by the Certificate of Incorporation of TransnetYX Holding Corp. (“Agreement”).  All holders of the common stock and Series B are entitled to one vote per share.  Distributions made by the Company shall first be made ratably to all preferred stockholders, including the Series A and Series C, up to the amount of the unreturned original cost of their outstanding shares plus all accrued and unpaid dividends and then ratably to all common stockholders.

Common Stock

In each of the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013, the Company issued 75,000 shares of common stock to a director.

Dividends

Series B Preferred Stock

The holders of Series B are entitled to receive cumulative dividends at the annual rate of 8%, whether or not declared by the Board.  The Series B has cumulative unpaid dividends of $360,000 and $420,000 at December 31, 2012 and June 30, 2013 (unaudited), respectively.

Common Stock

The holders of common stock are eligible to receive declared dividends after the preferred stockholders have been paid in full.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Stockholders’ Deficit (continued)

Conversion Rights

All holders of Series B have the right to convert their shares into a number of shares of common stock equal to the issue price of their preferred shares divided by the conversion price.  The conversion price is initially equal to the issue price per share for Series B, subject to certain adjustments as set forth in the Articles.  Such adjustments relate to (1) issuing or selling additional shares of common stock for a consideration less than the conversion price in effect immediately prior to the issue or sale of additional shares or pay or make a dividend or other distribution on common stock, (2) issuing or granting any rights to subscribe for or to purchase, or options for the purchase of, common stock or other securities convertible into or exchangeable for common stock for which the exercise prices is less than the conversion price immediately prior to issuing additional shares (excludes the issuance of incentive stock options), (3) consolidation with or merger into another entity or sale of substantially all of the assets of the Company for stock of another entity, and (4) subdividing outstanding shares of common stock into a greater number of shares or combining outstanding shares into a smaller number of shares. Any adjustment is calculated as an amount equal to the sum of the total number of shares of common stock outstanding immediately prior an adjustment event multiplied by the conversion price in effect immediately prior to the event, plus in the case of an issue or sale, the consideration, if any, received by the Company upon such issue or sale, or minus in the case of a dividend or other distribution, the amount of such dividend or other distribution, by the total number of shares of Common Stock outstanding immediately after the applicable event. As of June 30, 2013, the conversion price for Series B was $1.59 per share.

Liquidation Preference

Upon liquidation, dissolution, or winding-up of the Company, holders of Series B are entitled to receive, prior and in preference to any distributions to holders of common stock, an amount equal to the sum of the original issue price of $4.54, per share,  plus all accrued and unpaid dividends.  Any liquidation distributions by the Company will be made ratably to all preferred stockholders.  Upon completion of distribution required by liquidation to preferred stockholders in full, holders of common stock will be entitled to any additional assets or funds to be distributed.

Redemption Rights

The Company has the right to redeem all shares of Series B at an amount equal to the original issue price plus all accrued and unpaid dividends.

Voting Rights

The holders of Series B are entitled to the number of votes equal to the number of shares of common stock that such holders would be entitled to receive if the preferred stock were converted into common stock at the time of the vote.  The holders of a majority of the Series B are entitled to vote, on matters that either alter or change the rights, preferences or privileges of the preferred stockholders or create a new class or series of shares having rights or privileges senior to or in parity to any of the preferred stockholders.

Treasury Stock

During 2007 and 2013, the Company entered into agreements to purchase shares of common stock from a stockholder.  As of December 31, 2012 and June 30, 2013 (unaudited), the Company had purchased 139,506 and 184,714 shares.

Stock Purchase Warrants

On July 30, 2010, a Series B holder of the Company was issued warrants to purchase 826,192 shares of common stock at an exercise price of $1.00 per share.  The exercise period terminates five years after any conversion of Series B shares.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Stockholders’ Deficit (continued)

Stock Options

Pursuant to a stock option plan established in 2004, the Company has granted options to purchase 5,035,000 shares of common stock to certain employees.  As of January 1, 2011, 716,500 shares were outstanding.  There are no shares available for grant under this plan as of December 31, 2012 and June 30, 2013.  The term, exercise price, and vesting schedule of the options are determined by the Company’s Compensation Committee at the time of grant, provided that the term of the options may not exceed ten years from the grant date. No options were granted under this plan for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited).

In July 2010, the Board of the Company adopted the TransnetYX Holding Corp. 2010 Incentive Plan (the “Plan”).  The total number of shares available for grant under the Plan as of December 31, 2012 and June 30, 2013 is 1,026,531.  During the year ended December 31, 2011, the Company granted 4,963,500 options to employees of the Company.  No options were granted under this Plan for the year ended December 31, 2012 and the six months ended June 30, 2013.  The term, exercise price, and vesting schedule of the options are determined by the Company’s Compensation Committee at the time of grant, provided that the term of the options may not exceed ten years from the grant date.

The following table presents the activity for options outstanding:

		Weighted
		Average
	Stock Options	Exercise Price

Outstanding - December 31, 2010	716,500	$1.39
Granted	4,963,500	$1.00
Forfeited/canceled	(955,826)	$1.24
Exercised	-	$-

Outstanding - December 31, 2011	4,724,174	$1.02
Granted	-	$-
Forfeited/canceled	(583,205)	$1.00
Exercised	-	$-

Outstanding - December 31, 2012	4,140,969	$1.02
Granted	-	$-
Forfeited/canceled	(477,500)	$1.00
Exercised	-	$-

Outstanding - June 30, 2013 (unaudited)	3,663,469	$1.02

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Stockholders’ Deficit (continued)

Stock Options (continued)

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*

$1.00	3,530,969	$1.00	8.08	3,147,032	$1.00
1.30	75,000	1.30	7.46	75,000	1.30
2.00	50,000	2.00	1.58	50,000	2.00
4.54	7,500	4.54	2.92	7,500	4.54

Total - December 31, 2012	3,663,469	$1.02	7.99	3,279,532	$1.03

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

December 31,
2011

Approximate risk-free rate	1.01%
Average expected life	2.5 years
Dividend yield	0%
Volatility	39.00%
Fair value of common stock	$1.00
Estimated fair value of total options granted	$141,709

The weighted average grant-date fair value of options was $0.03 for options granted during the year ended December 31, 2011.  The Company estimated a 2% forfeiture rate based on historical forfeitures and estimated a volatility factor utilizing a weighted average of comparable published volatilities of peer companies.  The Company recognized stock-based compensation expense of $20,100, $88,049, $8,014 and $12,086 for the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), respectively.  As of December 31, 2012 and June 30, 2013, the Company has $10,701 and $2,759 of the remaining grant-date fair value of $141,709, respectively, of unrecognized stock-based compensation costs to be recognized over a weighted average remaining period of eight  and two months, respectfully.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Commitments and Contingencies

Operating Leases

The Company leases facilities, equipment, and vehicles under non-cancelable operating leases.  Rent expense for the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited) was $294,740, $344,345, $164,242 and $171,013, respectively.  In March 2013, the Company signed a new operating lease expiring in March 2016. For the periods ended December 31, 2012 and 2011 and June 30, 2013 (unaudited) and 2012 (unaudited), rent expense included in cost of goods sold was $57,052, $58,310, $28,526, and $28,526, respectively.

Future minimum lease payments under these leases, including the March 2013 lease, are approximately as follows:

Year Ending December 31,

2013	$332,400
2014	298,280
2015	287,280
2016	167,280
2017	133,000
Thereafter	148,000

Total	$1,366,240

Litigation

On March 30, 2012, the Company was named as a defendant in a suit brought by a co-founder and former employee alleging breach of contract.  Subsequent to the year ended December 31, 2012, the Company settled this lawsuit.  The settlement agreement included: the Company repurchasing 275,100 shares of the Company’s common stock over five years held by the former employee, canceling 477,500 options to purchase the Company’s common stock issued to the former employee and paying a settlement amount of $355,000 in monthly installments, over five years, commencing on March 1, 2013.  The Company has accrued the total required payments of $355,000 as of December 31, 2012 and is included in accrued settlement on the consolidated balance sheet.  The fair value of the common stock to be repurchased and the stock options to be cancelled was de minimis.  Therefore, the Company recorded $355,000 as a settlement expenses and included this amount in selling, general and administrative expenses in the consolidated statement of operations.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Commitments and Contingencies (continued)

Litigation (continued)

The future minimum payments on the settlement are as follows:

Year Ending December 31,

2013	$145,833
2014	154,167
2015	33,333
2016	10,000
2017	10,000
2018	1,667

Total	$355,000

Note 9 - Employee Benefit Plan
The Company sponsors a defined contribution 401(k) retirement plan (the “401(k) Plan”) available to all of its full-time employees.  Each eligible employee may elect to defer an amount of his or her annual compensation subject to Internal Revenue Service limitations.  The Company may elect to make discretionary matching contributions to the 401(k) Plan.  The Company did not make any discretionary contributions to the 401(k) Plan for the periods ended December 31, 2012 or 2011 and June 30, 2013 (unaudited) and 2012 (unaudited).

Note 10 - Income Taxes

The Company did not provide a current or deferred U.S. federal or state income tax provision or benefit for any of the periods presented because it has experienced recurring operating losses.  The difference between the income tax benefit at the federal statutory rate and the Company’s actual benefit is primarily due to the change in valuation allowance.  At December 31, 2012 and 2011, the Company recorded net deferred tax assets before valuation allowance of approximately $6,393,000 and $6,357,000, respectively, and these assets have been reduced by a 100% valuation allowance since management believes that it is more likely than not that the net deferred tax assets will not be fully realized on future income tax returns.

At December 31, 2012, the Company had net operating losses of approximately $16,000,000 related to U.S. federal and state jurisdictions.  Utilization of the net operating losses, which expire at various times starting in 2030, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws.

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets are approximately as follows:

	December 31,
	2012	2011

Net operating loss carryforwards	$5,996,915	$6,101,223
Inventory	299,530	203,566
Accrued interest	108,844	94,960
Research and development credit	45,916	45,916
Non-qualified stock options	38,928	33,039
Accrued vacation	38,767	28,380
Stock issued for services	-	28,143
Deferred rent	22,841	23,381
Charitable contributions	6,531	4,617
Capitalized organizational expense	1,637	1,853
Accrued settlement	133,209	-
Property and equipment	(300,111)	(207,967)
Less valuation allowance	(6,393,007)	(6,357,111)

Total deferred tax assets	$-	$-

The net current and long-term deferred tax assets and liabilities in the accompanying consolidated balance sheets include the following:

	December 31,
	2012	2011

Current deferred tax asset	$336,830	$255,327
Current deferred tax liability	-	-
Valuation allowance	(336,830)	(255,327)

Net current deferred tax asset	$-	$-

Long-term deferred tax asset	$6,356,288	$6,309,751
Long-term deferred tax liability	(300,111)	(207,967)
Valuation allowance	(6,056,177)	(6,101,784)

Net long-term deferred tax asset	$-	$-

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Income Taxes (continued)

A reconciliation of expected federal income taxes on income (loss) from operations at statutory rates with the expense (benefit) for income taxes follows:

	2012	2011

Expected tax benefit	$(137,707)	$(100,189)
Non-deductible expenses	16,105	13,006
State income taxes	(2,414)	(18,839)
Tax basis adjustment	88,120	(174,472)
Change in tax rate	-	270,676
Change in valuation allowance	35,896	9,818
Income tax expense (benefit)	$-	$-

The Company is no longer subject to U.S. federal examination by tax authorities for years before 2009 and state examinations for years before 2008.

Note 11 - Related Party Transactions

The Company pays a monthly management fee of approximately $15,000 to Black Diamond Financial Group, LLC, the manager of its majority stockholder.  Management fees totaling $180,000, $166,000, $75,000, and $90,000 have been included in general and administrative expenses for the years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), respectively.

Note 12 – Segment Information

The Company considers each of its operating subsidiaries to be separate operating segments.  Each segment’s key performance measures and operating results are reviewed regularly by management to make decisions about resources to be allocated to assess their performance.  Accounting policies of the segments are the same as the Company’s accounting policies.

The following information relates to the Company’s reportable segments as evaluated by management:

	For the Years Ended		For the Six Months Ended
	December 31,		June 30,
	2012	2011	2013	2012

Revenue
Transnetyx	12,989,913	12,079,494	6,813,190	6,257,921
Harmonyx	22,015	1,149	52,305	15,999
Total Revenue	13,011,928	12,080,643	6,865,495	6,273,920

Cost of services
Transnetyx	4,607,366	4,294,096	2,263,667	2,198,923
Harmonyx	13,568	684	21,569	8,046
Total cost of services	4,620,934	4,294,780	2,285,236	2,206,969

Gross profit
Transnetyx	8,382,547	7,785,398	4,549,523	4,059,358
Harmonyx	8,447	465	30,736	7,593
Total gross profit	8,390,994	7,785,863	4,580,259	4,066,951

Selling, general, and administrative expenses
Transnetyx	7,567,426	6,788,152	3,934,095	3,431,001
Harmonyx	1,062,855	1,125,298	620,355	508,232
Total selling, general, and administrative expenses	8,630,281	7,913,450	4,554,450	3,939,233

Net (loss) income
Transnetyx	660,960	838,578	537,208	550,504
Harmonyx	(1,054,408)	(1,124,833)	(589,618)	(502,906)
Net (loss) income	(393,448)	(286,255)	(52,410)	47,598

TRANSNETYX HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the consolidated financial statements were available for issuance.

On August 13, 2013, the Company, Black Diamond Holdings LLC (“Black Diamond”) and Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of Black Diamond entered into the Amended and Restated Merger and Share Exchange Agreement (the “Merger Agreement”) with BGS Acquisition Corp, BGS Acquisition Subsidiary, Inc. (“Purchaser”) and BGS Merger Subsidiary, Inc. (“Merger Sub”).

Pursuant to the Merger Agreement, BGS Acquisition Corp. will merge with and into Purchaser and the Company will merge with and into a wholly owned subsidiary of Purchaser, Merger Sub, with Merger Sub as the surviving entity, or “Survivor” (the “Transaction Merger”). As consideration in this transaction, Purchaser will issue to the shareholders of record of TransnetYX 8,000,000 shares of the common stock of Purchaser on a pro rata basis and will pay a maximum of $15.0 million in cash (the “Cash Payment”), provided that up to $11.0 million of the cash payment may be paid in additional shares of common stock of Purchaser if there is not adequate cash to accommodate a $15.0 million payment to the shareholders of TransnetYX and have $6.0 million in cash available in the Survivor for payment of transaction expenses and for working capital purposes. 2,000,000 of the shares of common stock of Purchaser held by Black Diamond immediately following the consummation of the transaction will be subject to a lock-up agreement that will limit Black Diamond’s ability to dispose of those shares until the earlier of (1) the Survivor achieving gross revenues in fiscal year 2015 in excess of $60 million or (2) December 31, 2020. In addition, the shareholders of TransnetYX may receive an earn out of up to an additional 8,000,000 shares of the common stock of Purchaser based on the gross revenues of the post-transaction operating company in fiscal year 2015.

On October 1, 2013, TransnetYX entered into an agreement to terminate the $300,000 in Demand Notes accruing at 14%. The Demand Notes had $289,067 of accrued and unpaid interest. The notes were terminated for a $500,000 payment plus 10 year warrants to purchase 300,000 shares of Common Stock at $1.30 per share.

On October 1, 2013, TransnetYX refinanced its existing revolving line-of-credit with new revolving line-of-credit facility.  The new Revolving Line of Credit Agreement which was executed on September 1, 2013 and the initial draw occurring on October 1, 2013 is for 80% of eligible Accounts Receivables up to maximum amount outstanding of $1,500,000.  The loan bears an interest rate of the greater of Prime Rate as published in the Wall Street Journal plus 3.0%  or 6.75%.  The loan is due and payable on September 1, 2014.

IF YOU WOULD LIKE ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR IF YOU HAVE
QUESTIONS ABOUT THE TRANSACTION, YOU SHOULD CONTACT BGS BY TELEPHONE OR IN
WRITING AT THE FOLLOWING ADDRESS:

BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, FL 33141
Telephone: (305) 866-1102

The Depositary for the Offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Attn: Reorganization Dept.
17 Battery Place, 8th Floor
New York, NY 10004

By Facsimile (for Eligible Institutions only): (212) 616-7610	Confirm Receipt of Facsimile by Telephone: (917) 262-2378

Questions and requests for assistance regarding the Offer may be directed to Morrow & Co., LLC, our Information Agent for the Offer at the telephone numbers set forth below.  You may also request additional copies of this Offer to Purchase, the Letter of Transmittal, and the other Offer documents from the Information Agent at the telephone numbers set forth below.  You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor
Stamford, CT 06902
 Telephone: (800) 662-5200
 Banks and brokerage firms: (203) 658-9400
 bgsc.info@morrowco.com

Offer to Purchase

October 21, 2013

ANNEX A

AMENDED AND RESTATED

MERGER AND SHARE EXCHANGE AGREEMENT

dated

August 13, 2013

by and among

BGS Acquisition Corp., a British Virgin Islands business company with limited liability,

as the Parent,

BGS Acquisition Subsidiary, Inc., a Delaware corporation,

as the Purchaser,

BGS Merger Subsidiary, Inc., a Delaware corporation,

as Merger Sub

TransnetYX Holding Corp., a Delaware corporation,

as the Target,

Black Diamond Holdings LLC, a Colorado limited liability company,

as the Company, and

Black Diamond Financial Group, LLC, a Delaware limited liability company,

as the Manager of the Company

i

TABLE OF CONTENTS (CONTINUED)

ii

TABLE OF CONTENTS (CONTINUED)

iii

TABLE OF CONTENTS (CONTINUED)

iv

TABLE OF CONTENTS (CONTINUED)

v

TABLE OF CONTENTS (CONTINUED)

vi

TABLE OF CONTENTS (CONTINUED)

		Page
16.10	Set Off	61
16.11	Severability	61
16.12	Construction of Certain Terms and References; Captions	61
16.13	Further Assurances	62
16.14	Third Party Beneficiaries	62
16.15	Waiver	62

vii

AMENDED AND RESTATED MERGER AND SHARE EXCHANGE AGREEMENT

This AMENDED AND RESTATED MERGER AND SHARE EXCHANGE AGREEMENT (the “Agreement”), dated as of August 13, 2013 (the “Signing Date”), by and among BGS Acquisition Corp., a British Virgin Islands business company with limited liability (the “Parent”), BGS Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”), Black Diamond Holdings LLC, a Colorado limited liability company (the “Company”), Black Diamond Financial Group, LLC, a Delaware limited liability company, the manager of the Company (the “Manager”), TransnetYX Holding Corp., a Delaware corporation (the “Target”).

W I T N E S S E T H :

A.
Parent, Purchaser, Company, certain members of Company and Manager entered into that certain Merger and Share Exchange Agreement dated as of June 26, 2013 and those parties now wish to amend and restate such agreement to reflect the modified structuring of the proposed transaction contemplated by that agreement, which, as now contemplated by the parties, involves the acquisition of the Target pursuant to the terms and conditions set forth in this Agreement;

B.
The Company acquires controlling interests in and actively manages small and development-stage companies and the Company currently owns and manages certain businesses as its subsidiaries, including the Target;

C.	The Target provides automated genotyping testing services for pharmaceutical and medical researchers (the “Business”);

D.
The Company owns 45.0% of the issued and outstanding Common Stock, 86.8% of the Series A Preferred Stock and 100.0% of the Series C Preferred Stock.  Post conversion of the Target Preferred Stock, the Company will own approximately 82.9% of the issued and outstanding equity in the Target;

E.	The Parties acknowledge that the Stockholders of Target will meet to approve this Agreement within thirty-five (35) calendar days of the Signing Date (“Stockholder Meeting”);

F.
Parent owns all of the issued and outstanding shares of equity securities of Purchaser, which was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving corporation (the “Redomestication Merger”);

G.
Purchaser owns all of the issued and outstanding shares of equity securities of Merger Sub, which was formed for the sole purpose of the merger of Target with and into Merger Sub, in which Merger Sub will be the surviving corporation (the “Transaction Merger”); and

H.
The Redomestication Merger and the Transaction Merger are part of the same integrated transaction, with the Redomestication Merger occurring immediately prior to the Transaction Merger (the Redomestication Merger and the Transaction Merger are collectively referred to herein as the “Transactions”).

 The parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1           “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2           “Additional Agreements” mean the Lock-Up Agreement, Confidentiality and Non-Solicitation Agreements and Registration Rights Agreement.

1.3           “Additional Parent SEC Documents” is defined in Section 8.11.

1.4           “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.  For avoidance of any doubt, (a) with respect to all periods prior to the Closing, the Company is an Affiliate of each of the Target Companies, and (ii) with respect to all periods subsequent to the Closing, each of Company and Purchaser is an Affiliate of each of the Target Companies.

1.5           “Agreement” is defined in the Preamble.

1.6           “Arbitrator” is defined in Section 14.1(a).

1.7           “Audited Annual Financial Statements” is defined in Section 4.12(a).

1.8           “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.9           “Available Cash” is defined in Section 3.7(a)(i).

1.10           “Available Cash Amount” is defined in Section 3.7(b).

1.11           “Balance Sheet Date” is defined in Section 4.12(a).

1.12           “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.13           “Business” is defined in the Recitals.

1.14           “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York are authorized to close for business.

1.15           “BVI Law” is defined in Section 2.1.

1.16           “Calamos Convertible Instrument” means the Conversion Rights Letter from TransnetYX Holding Corp. to Bill Takahashi of Calamos Family Partners, Inc., dated May 27, 2011 pursuant to which the Target, in consideration for executing a subordination agreement for the Landmark Equipment Loan, extended conversion rights for the $100,000 demand note dated May 31, 2005 and the $200,000 demand note dated June 14, 2005 that are held by John P. Calamos Sr. into equity of the Target.

1.17           “Cash Finance Fee” is defined in Section 3.7(f).

1.18           “Cash Minimum” is defined in Section 3.7(c).

1.19           “Certificate” is defined in Section 12.2(n).

1.20           “Closing” is defined in Section 3.17.

1.21           “Closing Date” is defined in Section 3.17.

1.22           “COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

1.23           “Code” means the Internal Revenue Code of 1986, as amended.

1.24           “Commercial Software” means any and all shrink-wrap licenses and other licenses for packaged software generally available to the public and licensed to one or more of the Target Companies pursuant to an unnegotiated, non-exclusive end-user license.

1.25           “Common Stock Notice” is defined in Section 3.7(e).

1.26           “Company” is defined in the Preamble.

1.27           “Confidentiality and Non-Solicitation Agreements” is defined in Section 9.9.

1.28           “Contracts” means all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which any of the Target Companies is a party or by which any of their respective assets are bound, including any entered into by the Target Companies in compliance with Section 8.1 after the Signing Date and prior to the Closing, and all rights and benefits thereunder, including all rights and benefits thereunder with respect to all cash and other property of third parties under any of the Target Companies’ dominion or control.

1.29           “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.  “Controlled”, “Controlling” and “under common Control with” have correlative meanings.  Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 10% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 10% or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner ) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

1.30           “Deferred Corporate Finance Fee” means the cash fee in an amount equal to $800,000 held in the Trust Account, to which C&Co/PrinceRidge LLC is entitled upon Closing.

1.31           “Delaware Law” is defined in Section 2.1.

1.32           “Dissenting Shares” is defined in Section 2.6(a)(ii).

1.33           “Dissenting Stockholders” is defined in Section 2.6(a)(ii).

1.34           “Earn-Out Securities” is defined in Section 3.8.  The Earn-Out Securities shall be fully paid and nonassessable shares of Purchaser Common Stock that are subject to vesting based on Purchaser’s gross revenue for the fiscal year-ended December 31, 2015 as provided in Schedule II.

1.35           “Environmental Laws” shall mean all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.36           “Equity Participations” means any (a) share, quota, security, participation right and any other present or future right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the revenues, dividends or equity appreciation of another Person, including capital stock, membership interests, units, performance units, options, restricted stock, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (b) commitments to issue any of the foregoing.

1.37           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

1.38           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.39           “Excluded Persons” is defined in Section 9.4.

1.40           “Existing Employment Agreement” is defined in Section 4.26(a).

1.41           “Finance Fees” is defined in Section 3.7(f).

1.42           “Financial Statements” is defined in Section 4.12(b).

1.43           “Governmental Authority” shall mean any United States or foreign governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipality, district, and local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority.

1.44           “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.45           “Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.46           “Health and Safety Liabilities” means, collectively, any Liabilities arising from or under any Occupational Safety and Health Law.

1.47           “HIPAA” is defined in Section 4.41.

1.48           “Hurdle” means the per share closing price of Parent Ordinary Shares or Purchaser Ordinary Shares at which the Parent Promote or Purchaser Promote, respectively, vest based on any 20 trading days within a 30 trading day period following the consummation of the Transaction.

1.49           “IPO” means the initial public offering of Parent pursuant to a prospectus dated March 20, 2012.

1.50           “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.51           “Indemnification Notice” is defined in Section 13.3(a).

1.52           “Indemnified Party” is defined in Section 13.3.

1.53           “Indemnifying Parties” is defined in Section 13.3(a).

1.54           “Indemnity Cap” is defined in Section 13.1.

1.55           “Intellectual Property Licenses” is defined in Section 4.21(c).

1.56           “Intellectual Property Right” means the intellectual property, confidential information, and proprietary information, owned, licensed, used or held for use by a Person, including, but not limited to (a) any and all trademarks (whether registered or not), logos, logotypes, service marks, and/or trade dress, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all registrations thereof and applications for registration therefor, and all goodwill of the business associated therewith; (b) any and all corporate names, Internet domain names, Twitter handles and/or other digital identifiers, and/or trade names, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all registrations thereof and applications for registration therefor; (c) any and all know-how, trade secrets, confidential business information, and other proprietary information, including without limitation, lists of customers and suppliers and potential customers and suppliers, pricing and cost information, business and marketing plans and proposals, processes, techniques, designs, research and development information, technical information, specifications, discoveries, notes, reports, drawings, works, devices, makes, models, works-in-progress, and creations, and any and all work product therefor, including, but not limited to, any and all common law and statutory rights therein and therefor; (d) any and all patents and patent applications (including all reissuances, continuations, continuations-in-part, divisions, revisions, renewals, extensions and re-examinations thereof) and patent disclosures, improvements and inventions (whether or not patentable and whether or not reduced to practice); (e) any and all copyrights (whether published or unpublished), including all modifications, derivations, and derivative works, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all copyright registrations thereof and applications for registration of copyright therefor; (f) any and all computer programs, including operating systems, applications, routines, interface and algorithms, whether in source code or object code; (g) databases and all information contained therein; (h) all licenses to use or practice the intellectual property of any third party (i) all other intellectual property and proprietary rights relating to any of the foregoing, and (j) all right to any causes of action, damages and remedies related to any of the foregoing.

1.57           “Interim Balance Sheet” is defined in Section 4.12(a).

1.58           “Interim Balance Sheet Date” shall mean March 31, 2013.

1.59           “Interim Financial Statements” is defined in Section 4.12(a).

1.60           “Inventory” is defined in the UCC.

1.61           “Key Personnel” means the employees of the Target Companies listed on Schedule 9.9.

1.62           “Labor Agreements” is defined in Section 4.26(a).

1.63           “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

1.64           “Leased Real Properties” is defined in Section 4.29(b).

1.65           “Leases” is defined in Section 4.29(b).

1.66           “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.67           “Lock-Up Agreement” is defined in Section 3.6(d).

1.68           “Lock-Up Securities” is defined in Section 3.6(d).

1.69           “Loss(es)” is defined in Section 13.1.

1.70           “Manager” is defined in the Preamble.

1.71           “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect, individually or in the aggregate, on the condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Businesses, taken as a whole, whether or not arising from transactions in the ordinary course of business.

1.72           “Material Contracts” means the contracts, agreements and understanding listed on Schedule 4.17(a).

1.73           “Maximum Cash Payment” is defined in Section 3.6(b).

1.74           “Maximum Common Stock Consideration” is defined in Section 3.6(b).

1.75           “Minimum Cash Payment” is defined in Section 3.6(b).

1.76           “Minimum Common Stock Consideration” is defined in Section 3.6(b).

1.77           “Money Laundering Laws” is defined in Section 4.38.

1.78           “Occupational Safety and Health Law” - any Law or other legal requirement or governmental program designed to provide safe and healthful working conditions, and to reduce occupational safety and health hazards.

1.79           “Offering Shares” is defined in Section 9.6(c).

1.80           “OFAC” is defined in Section 4.39.

1.81           “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.82           “Outside Closing Date” is defined in Section 15.1.

1.83           “Outstanding Permits” is defined in Section 9.10.

1.84           “Parent” is defined in the Preamble.

1.85           “Parent Ordinary Shares” means the ordinary shares, no par value per share, of Parent.

1.86           “Parent Preferred Shares” means the preferred shares, no par value per share, of Parent.

1.87           “Parent Promote” means Parent Ordinary Shares that are subject to vesting based on a closing price Hurdle of Parent Ordinary Shares for any 20 trading days within a 30 trading day period following the consummation of an initial business combination (i.e., the Transaction).

1.88           “Parent SEC Documents” is defined in Section 8.11.

1.89           “Parent Securities” means the Parent Ordinary Shares, Parent Preferred Shares, Parent Warrants, Parent Sponsor/Underwriter Warrants and the Parent UPOs, collectively.

1.90           “Parent Sponsor/Underwriter Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share at a purchase price of $10.00 per share.

1.91           “Parent UPO” means the unit purchase options to purchase up to 340,000 units at a price of $15.00 per unit, with each such unit consisting of one (1) Parent Ordinary Share and one (1) warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share, with an exercise price of $10.00 per share.  The Parent UPOs will expire on March 20, 2017.

1.92           “Parent Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share at a price of $10.00.

1.93           “Payment Securities” is defined in Section 3.6(b).

1.94           “PBGC” is defined in Section 4.28(b).

1.95           “Permits” is defined in Section 4.19.

1.96           “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Purchaser; and (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Target Companies so encumbered, either individually or in the aggregate, (C) not resulting from a breach, default or violation by any of the Target Companies of any Contract or Law, and (D) the Liens set forth on Schedule 4.15(c).

1.97           “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.98           “Plan” is defined in Section 4.28(a).

1.99           “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.100           “Pro Rata Calculation” is defined in Section 3.6(b).

1.101           “Prospectus” is defined in Section 16.15.

1.102           “Purchaser” is defined in the Preamble.

1.103           “Purchaser Charter Documents” is defined in Section 2.4.

1.104           “Purchaser Common Stock” means the common stock of Purchaser.

1.105           “Purchaser Indemnitees” is defined in Section 13.1.

1.106           “Purchaser Preferred Stock” means the preferred stock of Purchaser.

1.107           “Purchaser Promote” means Purchaser Common Stock that is subject to vesting based on a closing price Hurdle of Purchaser Common Stock for any 20 trading days within a 30 trading day period following the consummation of the Transaction.

1.108           “Purchaser Securities” means the Purchaser Common Stock, Purchaser Preferred Stock, Purchaser Warrants and Purchaser UPOs, collectively.

1.109           “Parent Unit” means the units issued in the IPO consisting of one Parent Ordinary Share and one Parent Warrant.

1.110           “Purchaser UPOs” means a unit purchase options to purchase up to 340,000 units at a price of $15.00 per unit, with each such unit consisting of one (1) share of Purchaser Common Stock and one (1) warrant entitling the holder thereof to purchase one (1) share of Purchaser Common Stock with an exercise price of $10.00 per share.  The Purchaser UPOs will expire on March 20, 2017.

1.111           “Purchaser Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Purchaser Common Stock at a price of $10.00.  Each Purchaser Warrant will be exercisable at Closing and will expire at 5:00 p.m., New York time, five (5) years after the completion of the Transaction, or earlier upon redemption or liquidation.

1.112           “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.113           “Redomestication Effective Time” is defined in Section 2.2.

1.114           “Redomestication Merger” is defined in the Recitals.

1.115           “Redomestication Surviving Corporation” is defined in Section 2.1.

1.116           “Registered Intellectual Property” is defined in Section 4.21(a).

1.117           “Registration Rights Agreement” means a registration rights agreement effective as of the Closing Date by and among the Purchaser and the Target Stockholders to register the Earn-Out Securities.

1.118           “Registration Statement” is defined in Section 11.5.

1.119           “Representing Parties” is defined in Article IV.

1.120           “Restrictive Covenants” is defined in Section 10.2.

1.121           “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.122           “SEC” means the Securities and Exchange Commission.

1.123           “Securities Act” means the Securities Act of 1933, as amended.

1.124           “Series A Preferred Stock” is defined in Section 4.5(a).

1.125           “Series B Preferred Stock” is defined in Section 4.5(a).

1.126           “Series C Preferred Stock” is defined in Section 4.5(a).

1.127           “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

1.128           “Signing Date” is defined in the Preamble.

1.129           “Six Month Interim Financial Statements” is defined in Section 4.12(a).

1.130           “Stock Finance Fees” is defined in Section 3.7(f).

1.131           “Subsidiary” means each entity of which at least sixty percent (60%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Target.

1.132           “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Target or any of its Subsidiaries and other tangible property, including the items listed on Schedule 4.15(b).

1.133           “Target” is defined in Preamble.

1.134           “Target Common Stock” is defined in Section 4.5(a).

1.135           “Target Companies” means, collectively, the Target and its Subsidiaries.

1.136           “Target Indemnitees” is defined in Section 13.2.

1.137           “Target Options” mean options (including commitments to grant options) to purchase shares of Target Common Stock issued pursuant to the Target Stock Plan or any other Benefit Plan.

1.138           “Target Organizational Documents” is defined in Section 4.6

1.139           “Target Preferred Stock” is defined in Section 4.5(a).

1.140           “Target Stock” is defined in Section 4.5(a).

1.141           “Target Stock Exchange” is defined in Section 3.6(a).

1.142           “Target Stock Plan” means the TransnetYX Holding Corp. 2010 Incentive Plan.

1.143           “Target Stockholders” means all of the stockholders of Target as set forth on Schedule I, unless such stockholder of Target exercises its appraisal and dissenters rights pursuant to Sections 3.15 and 3.16 of this Agreement.

1.144           “Target Warrants” means those warrants entitling the holders thereof to purchase Target Common Stock, including those warrants that were issued in connection with the Calamos Convertible Instrument.

1.145           “Tax(es)” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, Lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to Employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

1.146           “Taxing Authority” means any Governmental Authority to which Taxes are payable and to which any Tax Return is to be made.

1.147           “Tax Regulations” means the law of taxation or customs as well as any regulations, decrees, decisions, circulars or other texts on the application or interpretation of the said law applicable in any country whatsoever as well as any international treaty (including any derived law of such treaty).

1.148           “Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

1.149           “Tender Offer” is defined in Section 9.6(c).

1.150           “Third-Party Claim” is defined in Section 13.3(a).

1.151           “Third Party Consent” is defined in Section 4.11.

1.152           “Third Party Licenses” is defined in Section 4.21(c).

1.153           “Transactions” is defined in the Recitals.

1.154           “Transaction Expenses” means the actual expenses of the parties hereto incurred in connection with the Transaction including but not limited to the fees owed to attorneys, accountants, printers, agents and other representatives, excluding the Transaction Fee and the Deferred Corporate Finance Fee.

1.155           “Transaction Fee” means the cash fee in an amount equal to two percent (2%) of the Transaction Merger Consideration, not to exceed $1,500,000, to which C&Co/PrinceRidge LLC is entitled upon Closing pursuant to the Engagement and Fee Letter by and between Parent and C&Co/PrinceRidge LLC dated August 16, 2012.

1.156           “Transaction Merger” is defined in the Recitals.

1.157           “Transaction Merger Consideration” is defined in Section 3.6(b).

1.158           “Transaction Merger Effective Time” is defined in Section 3.2.

1.159           “Transaction Surviving Corporation” is defined in Section 3.1.

1.160           “Trust Account” is defined in Section 8.8.

1.161           “Trust Agreement” is defined in Section 8.8.

1.162           “Trust Amount” is defined in Section 8.8.

1.163           “Trustee” is defined in Section 8.8.

1.164           “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.165            “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

ARTICLE II
REDOMESTICATION MERGER

2.1                 Redomestication Merger.  At the Redomestication Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BVI Business Companies Act, 2004 (“BVI Law”) and the Delaware General Corporation Law (“Delaware Law”), respectively, Parent shall be merged with and into Purchaser, following which the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Redomestication Merger is hereinafter sometimes referred to as the “Redomestication Surviving Corporation.”

2.2                 Redomestication Effective Time.  The parties hereto shall cause the Redomestication Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, and the Plan of Merger (and other documents required by BVI Law) with the Registry of Corporate Affairs in the British Virgin Islands, in accordance with the relevant provisions of the BVI Law (the time of such filings, or such later time as specified in the Certificate of Merger and the Plan of Merger, being the “Redomestication Effective Time”).

2.3                 Effect of the Redomestication Merger.  At the Redomestication Effective Time, the effect of the Redomestication Merger shall be as provided in this Agreement, the Certificate of Merger, the Plan of Merger and the applicable provisions of Delaware Law and BVI Law. Without limiting the generality of the foregoing, and subject thereto, at the Redomestication Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent and Purchaser shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Redomestication Surviving Corporation, which shall include the assumption by the Redomestication Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Closing.

2.4                 Memorandum and Articles of Association.  At the Redomestication Effective Time, the Amended and Restated Memorandum and Articles of Association of the Parent, as in effect immediately prior to the Effective Time, shall cease and the Certificate of Incorporation and By-Laws of Purchaser (the “Purchaser Charter Documents”), as in effect immediately prior to the Redomestication Effective Time, shall be the Charter Documents of the Redomestication Surviving Corporation.

2.5                 Directors and Officers of the Surviving Corporation.  Immediately after the Redomestication Effective Time and prior to the Closing of the Transaction, the board of directors of the Redomestication Surviving Corporation shall be the board of directors of the Parent immediately prior to the Redomestication Merger.

2.6                 Effect on Issued Securities of Parent.

(a)           Conversion of Parent Ordinary Shares.

(i)           At the Redomestication Effective Time, every issued and outstanding Parent Unit shall be automatically detached and the holder thereof shall be deemed to hold one Parent Ordinary Share and one Parent Warrant.  At the Redomestication Effective Time, every issued and outstanding Parent Ordinary Share (other than those described in Section 2.6(f) below) shall be converted automatically into one share of Purchaser Common Stock, following which, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be canceled and so shall cease to exist. The holders of certificates previously evidencing Parent Ordinary Shares outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law.  Each certificate previously evidencing Parent Ordinary Shares shall be exchanged for a certificate representing the same number of Purchaser Common Stock upon the surrender of such certificate in accordance with Section 2.7.

(ii)           Each certificate formerly representing Parent Ordinary Shares (other those described in Section 2.6(f) below) shall thereafter represent only the right to receive the same number of shares of Purchaser Common Stock.  Each certificate formerly representing Parent Ordinary Shares (“Dissenting Shares”) owned by holders of Parent Ordinary Shares who have validly elected to dissent from the Redomestication Merger pursuant to Section 179(5) of the BVI Law (“Dissenting Shareholders”) shall thereafter represent only the right to receive fair value for their Parent Ordinary Shares.

(b)           Parent Warrants.  At the Redomestication Effective Time, the four million (4,000,000) Parent Warrants shall be converted into four million (4,000,000) Purchaser Warrants.  At the Redomestication Effective Time, the Parent Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.  Each of the Purchaser Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Parent Warrants.  At or prior to the Redomestication Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser Warrants remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Purchaser Warrants.

(c)           Parent Promote.  At the Redomestication Effective Time, all 1,333,333 shares of Parent Promote shall be cancelled and converted automatically into 666,667 shares of Purchaser Promote, 166,667 of which shall have a Hurdle of $12.00 per share, 166,667 of which shall have a Hurdle of $13.50 per share, 166,667 of which shall have a Hurdle of $15.00 per share, and 166,666 of which shall have a Hurdle of $17.00 per share.  Any shares of Parent Promote that do not vest within the applicable vesting period shall be cancelled and retired and shall cease to exist.  At the Redomestication Effective Time, all shares of Parent Promote shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing shares of Parent Promote outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such shares of Parent Promote, except as provided herein or by Law.

(d)           Parent Sponsor/Underwriter Warrants.  At the Redomestication Effective Time, every issued and outstanding Parent Sponsor/Underwriter Warrant shall be converted into one-twentieth (1/20) of a share of Purchaser Promote, one-half (1/2) of which will have a Hurdle of $12.00 per share and one-half (1/2) of which will have a Hurdle of $13.50 per share.  At the Redomestication Effective Time, all Parent Sponsor/Underwriter Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Parent Sponsor/Underwriter Warrants outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such Parent Sponsor/Underwriter Warrants, except as provided herein or by Law.

(e)           Parent UPOs.  At the Redomestication Effective Time, the Parent UPOs shall be converted into the Purchaser UPOs.  At the Redomestication Effective Time, the Parent UPOs shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.  The Purchaser UPOs shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent UPOs.  At or prior to the Redomestication Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser UPOs remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Purchaser UPOs.

(f)           Cancellation of Parent Ordinary Shares Owned by Parent.  At the Redomestication Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(g)           Transfers of Ownership.  If any certificate for securities of the Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

(h)           No Liability.  Notwithstanding anything to the contrary in this Section 2.6, none of the Redomestication Surviving Corporation, Purchaser or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7                 Surrender of Certificates.  All securities issued upon the surrender of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8                 Lost Stolen or Destroyed Certificates.  In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Redomestication Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Redomestication Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed

2.9                 Section 368 Reorganization.  For U.S. federal income tax purposes, the Redomestication Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization.  Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Redomestication Merger is determined not to qualify as a reorganization under Section 368 of the Code.

2.10                 Taking of Necessary Action; Further Action.  If, at any time after the Redomestication Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Redomestication Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11                 Agreement of Fair Value.  Parent and Purchaser respectively agree that they consider the consideration payable for the Parent Ordinary Shares represent the fair value of such Parent Ordinary Shares.

ARTICLE III
TRANSACTION MERGER

3.1                 Transaction Merger.  At the Transaction Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of Delaware Law, Target shall be merged with and into Merger Sub, following which the separate corporate existence of Target shall cease and Merger Sub shall continue as the surviving corporation.  Merger Sub, as the surviving corporation after the Transaction Merger, is hereinafter sometimes referred to as the “Transaction Surviving Corporation.”

3.2                 Transaction Merger Effective Time.  The parties hereto shall cause the Transaction Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, (the time of such filing, or such later time as specified in the Certificate of Merger, being the “Transaction Merger Effective Time”).

3.3                 Effect of the Transaction Merger.  At the Transaction Merger Effective Time, the effect of the Transaction Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Transaction Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Purchaser and Target shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Transaction Merger Surviving Corporation, which shall include the assumption by the Transaction Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of the Purchaser set forth in this Agreement to be performed after the Closing.

3.4                 Certificate of Incorporation.  At the Transaction Merger Effective Time, the First Amended and Restated Certificate of Incorporation of the Target, as in effect immediately prior to the Transaction Merger Effective Time, shall cease and the Certificate of Incorporation and By-Laws of Merger Sub (the “Merger Sub Charter Documents”), as in effect immediately prior to the Transaction Merger Effective Time, shall be the charter documents of the Transaction Surviving Corporation.

3.5                 Directors and Officers of the Transaction Merger Surviving Corporation.  Immediately after the Transaction Merger Effective Time and prior to the Closing of the Transaction, the board of directors of the Transaction Surviving Corporation shall be the board of directors of the Merger Sub immediately prior to the Transaction Merger.

3.6                 Stock Exchanges.

(a)           Target Stock Exchange and Option Exercise.  On or prior to the Closing Date, such that the following exchange is effective no later than immediately following the completion of the Redomestication Merger: (i) subject to Section 3.15 and 3.16, Target Stockholders shall exchange (A) an aggregate of 2,500,000 shares of Series A Preferred Stock, representing all of the shares of Series A Preferred Stock of the Target, (B) an aggregate of 330,263 shares of Series B Preferred Stock, representing all of the shares of Series B Preferred Stock of the Target, (C) an aggregate of 11,693,738 shares of Series C Preferred Stock, representing all of the shares of Series C Preferred Stock of the Target (which, collectively with the Series A Preferred Stock and Series B Preferred Stock, represents 100% of the Target Preferred Stock) and (D) all accrued but unpaid dividends on the Target Preferred Stock as of the Closing Date, for shares of Target Common Stock, which are included in the calculated number of shares of Target Common Stock on Schedule I, and (ii) the holders of Target Options and Target Warrants shall have either exercised all or any part of their Target Options and/or Target Warrants for Target Common Stock, exchanged their Target Options and/or Target Warrants for Target Common Stock in a cashless exercise, or executed an agreement forfeiting all or any part of their Target Options and/or Target Warrants, provided, however, that every Target Option and every Target Warrant shall have been cancelled prior to the Transaction Merger (collectively, the “Target Stock Exchange”).  The Target Warrants, the Target Options and the Target Preferred Stock collectively represent all of the Target Securities with conversion rights and are included in the calculated number of shares of Target Common Stock on Schedule I.

(b)           Transaction Merger Stock Exchange.  On the Closing Date immediately after the later of the Redomestication Merger and the Target Stock Exchange, in exchange for all of the issued and outstanding shares of Target Common Stock, Purchaser shall, subject to the Cash Minimum pursuant to Section 3.7(a), the delivery of a Common Stock Notice pursuant to Section 3.7(b) and appraisal rights pursuant to Sections 3.14 and 3.15: (i) issue an aggregate number of fully paid and nonassessable shares of Purchaser Common Stock to the Target Stockholders (the “Payment Securities”) equal to no less than Eight Million (8,000,000) (the “Minimum Common Stock Consideration”) and no more than Nine Million One Hundred Thousand (9,100,000) (the “Maximum Common Stock Consideration”) shares of Purchaser Common Stock, and (ii) an aggregate amount in cash to the Target Stockholders (the “Cash Payment”) equal to no less than Four Million Dollars ($4,000,000) (the “Minimum Cash Payment”), and no more than Fifteen Million Dollars ($15,000,000) (the “Maximum Cash Payment”), in each instance in accordance with the percentage interest equal to the total number of shares of Target Common Stock held by a Target Stockholder following the Target Stock Exchange divided by the total number of shares of Target Common Stock outstanding following the Target Stock Exchange (the “Pro Rata Calculation”), the anticipated amounts of which are set forth on Schedule I.  The Payment Securities, Cash Payment and Earn-Out Securities are collectively referred to herein as the “Transaction Merger Consideration.”

(c)           Issuance of Payment Securities.  The Payment Securities, once finally determined, will be issued to the Target Stockholders in accordance with the Pro Rata Calculation upon consummation of the Transaction Merger through the delivery, within five (5) Business Days of the Closing, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Payment Securities, electronically transfer the Payment Securities within three (3) Business Days of the Closing by crediting the account of the prime broker of each Target Stockholder or its designee with DTC through its Deposit/Withdrawal A+ Custodian system (the “DWAC System”).  Target Stockholders shall complete any all forms and other documentation requested by the transfer agent as expeditiously as possible and understands that shares of Purchaser Common Stock may not be able to be issued through the DWAC System if a Target Stockholder does not complete such forms and other documentation.

(d)           Lock-Up Agreements.  The Company shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with Purchaser, effective as of the Closing Date, whereby the Company will agree to certain restrictions on the sale or disposition of Two Million (2,000,000) shares of the Payment Securities (“Lock-Up Securities”) for a term not to exceed December 31, 2020 and as provided for in the Lock-Up Agreement.

3.7                 Determination of Cash Payment and Payment Securities.

(a)           The exact Cash Payment to the Target Stockholders shall be determined by:

(i)           the amount of cash available to Purchaser following the Transaction Merger (the “Available Cash”), less

(ii)           the Cash Minimum, less

(iii)           the applicable Cash Finance Fees payable pursuant to Section 3.6(f), and

(iv)           taking into consideration any Common Stock Notice delivered by the Company immediately prior to the Closing.

(b)           The Available Cash must meet or exceed Ten Million Dollars ($10,000,000) (the “Available Cash Minimum”), provided, however, that if the Available Cash is within Two Hundred Thousand Dollars ($200,000) of the Available Cash Minimum, the Company shall have the sole discretion to waive the Available Cash Minimum as a condition to Closing.

(c)           Purchaser must contribute at least Six Million Dollars ($6,000,000) (the “Cash Minimum”) to the Merger Sub at Closing, less the amount of the unpaid Transaction Expenses at Closing.

(d)           Available Cash shall first be used to pay the Cash Minimum, the Minimum Cash Payment, and the Cash Finance Fees, if any.

(e)           Taking into account the cash remaining in Purchaser after the adjustments in Section 3.7(a)(ii) and (iii), at the sole discretion of the Company (as authorized by the Target Stockholders pursuant to the Stockholder Meeting), the Company may, on behalf of the Target Stockholders, at least three (3) Business Days prior to the Closing Date, elect to have the Target Stockholders receive, to the extent the Available Cash exceeds the Maximum Cash Amount, such excess in cash rather than additional shares of Purchaser Common Stock that offsets the Cash Minimum at an exchange rate of ten dollars ($10.00) per share, by submitting a notice in writing to Purchaser including the exact calculation of such election (the “Common Stock Notice”), provided however, that no fractional shares will be issued as a result of any such Common Stock Notice and, therefore, any such Common Stock Notice shall be valid only with respect to increments of ten dollars ($10.00) of Cash Payment in exchange for additional Payment Securities.

(f)           The Transaction Fee and the Deferred Corporate Finance Fee (together, the “Finance Fees”) shall be paid in cash (the “Cash Finance Fees”) and/or in shares of Purchaser Common Stock at an exchange rate of ten dollars ($10.00) per share (the “Stock Finance Fees”) as follows:

(i)           In the event the Available Cash is less than Fifteen Million Eight Hundred Thousand Dollars ($15,800,000), the Finance Fees shall be paid entirely as Stock Finance Fees.

(ii)           In the event the Available Cash is Fifteen Million Eight Hundred Thousand Dollars ($15,800,000) or more, but less than Eighteen Million Dollars ($18,000,000), the Deferred Corporate Finance shall be paid as a Cash Finance Fee and the Transaction Fee shall be paid as a Stock Finance Fee.

(iii)           In the event the Available Cash is Eighteen Million Dollars ($18,000,000) or more, but less than Twenty Million ($20,000,000), the Deferred Corporate Finance shall be paid as a Cash Finance Fee, one half (1/2) of the Transaction Fee shall be paid as Cash Finance Fees, and one half (1/2) of the Transaction Fee shall be paid as Stock Finance Fees.

(iv)           In the event the Available Cash is Twenty Million Dollars ($20,000,000) or more, the Finance Fees shall be paid as Cash Finance Fees.

The Stock Finance Fees, once finally determined, will be issued upon consummation of the Transaction Merger through the delivery, within five (5) Business Days of the Closing, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Payment Securities, electronically transfer the Payment Securities within three (3) Business Days of the Closing by crediting the account of the applicable prime broker or its designee with DTC through the DWAC System.  The recipients of the Finance Fees will be required to complete any all forms and other documentation requested by the transfer agent as expeditiously as possible and will be instructed that shares of Purchaser Common Stock may not be able to be issued through the DWAC System if such forms and other documentation are not completed. The final aggregate amount of the Cash Finance Fees shall be paid by Purchaser by wire transfer of immediately available funds pursuant to written wire transfer instructions delivered to Purchaser at least ten (10) Business Days prior to the Closing Date.

(g)           The final aggregate amount of the Cash Payment shall be paid by Purchaser to the Target Stockholders in accordance with the Pro Rata Calculation in cash by wire transfer of immediately available funds pursuant to written wire transfer instructions delivered by Target to Purchaser at least ten (10) Business Days prior to the Closing Date.  In no event shall the value of the Cash Payments to the Target Stockholders (whether paid in cash or in Purchaser Common Stock pursuant to a Common Stock Notice) exceed the Maximum Cash Payment amount.

3.8                   Earn-Out Securities.  Following consummation of the Transaction, the Target Stockholders, in accordance with the Pro Rata Calculation, shall be entitled to receive additional shares of Purchaser Common Stock (“Earn-Out Securities”), as set forth in Schedule II, based on Transaction Surviving Corporation’s gross revenue for the fiscal year ended December 31, 2015.  Within ninety (90) days after December 31, 2015, Purchaser shall finalize its audited consolidated financial statements for the fiscal year ended December 31, 2015 and calculate the Transaction Surviving Corporation’s gross revenues for fiscal year 2015.  Purchaser shall issue to the Target Stockholders, in accordance with the Pro Rata Calculation, the aggregate number of Earn-Out Securities determined in accordance with Schedule II through the delivery, within five (5) Business Days following the audited financials for fiscal year ended December 31, 2015 being certified as final by Purchaser’s independent auditor, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in DTC Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Earn-Out Securities, electronically transfer the Earn-Out Securities within three (3) Business Days by crediting the account of the prime broker of each Target Stockholder or its designee with DTC through its DWAC System.

3.9                   Cancellation of Target Equity Owned by Target.  At the Transaction Merger Effective Time, if there are any Target Securities that are owned by Target as treasury shares or any Target equity owned by any direct or indirect wholly owned subsidiary of the Target immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

3.10                 Transfers of Ownership.  If any certificate for securities of the Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

3.11                 No Liability.  None of the Transaction Merger Surviving Corporation, Purchaser or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.12                 Surrender of Certificates.  All securities issued upon the surrender of Target Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the Purchaser Securities so issued in exchange.

3.13                 Lost Stolen or Destroyed Certificates.  In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 3.6; provided, however, that the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Transaction Merger Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

3.14                 Taking of Necessary Action; Further Action.  If, at any time after the Transaction Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Transaction Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.15                 Appraisal Rights.  Each certificate formerly representing Target Common Stock (“Dissenting Shares”) owned by the Target Stockholders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 262 of Delaware Law (“Dissenting Stockholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 3.16, unless and until such Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 262 of Delaware Law with respect to any Dissenting Shares.

3.16                 Dissenter’s Rights.  No person who has validly exercised their appraisal rights pursuant to Section 262 of Delaware Law shall be entitled to receive the Transaction Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost their appraisal rights under Delaware Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of Delaware Law with respect to the Dissenting Shares owned by such Dissenting Shareholder. The Target shall give the Purchaser and the Company (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Target relating to any Dissenting Shareholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under Delaware Law. The Target shall not, except with the prior written consent of Purchaser and the Company, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

3.17                 Agreement of Fair Value.  Purchaser, Merger Sub, Target and the Company respectively agree that they consider the consideration payable for the Target Common Stock represent the fair value of the Target Securities.

3.18                 Section 368 Reorganization.  For U.S. federal income tax purposes, the Transaction Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (a) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (b) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (c) agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transaction Merger is determined not to qualify as a reorganization under Section 368 of the Code.

3.19                 Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article X, the closing (the “Closing”) of the Transactions shall take place at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, PA 19103, on the third Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as Purchaser, the Company and the Target may agree (the date and time at which the Closing is actually held being the “Closing Date”).  At the Closing:

(a)           Purchaser shall deliver the Consideration in accordance with Section 3.7.

(b)           The Target Stockholders shall deliver to Purchaser all equity securities in Target.

3.20                Board of Directors.  Immediately after the Closing, the Purchaser’s board of directors will consist of seven (7) directors.  The Company shall designate four (4) persons to the Purchaser’s board of directors and the Purchaser shall designate three (3) persons to the Purchaser’s board of directors.  The Purchaser and the Company will work together to assure that at least four (4) of the designated directors qualify as an independent director under the Securities Act, and the rules of any applicable securities exchange.  The parties hereto agree that the board of directors of Merger Sub, following the Transaction Merger, will be identical to that of Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE TARGET, THE COMPANY AND THE MANAGER

The Target, the Company and the Manager (the “Representing Parties”), severally and not jointly, hereby represent and warrant to Purchaser that, except as set forth in the corresponding schedule in the disclosure schedules attached hereto, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date.  For purposes of this Article IV, the phrase “to the knowledge of the Target” or any phrase of similar import shall be deemed to include the knowledge of the Company and “to the knowledge of the Company” or any phrase of similar import shall be deemed to include the knowledge of the Manager.

4.1                 Corporate Existence and Power.

(a)           The Target is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation set forth by its name on Schedule 4.1.  Each of the Target Companies has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.  Each of the Target Companies is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary.  Schedule 4.1 sets forth all jurisdictions in which each of the Target Companies is qualified or licensed to do business as a foreign corporation.  Each of the Target Companies has offices located only at the addresses set forth on Schedule 4.1.  Except as set forth on Schedule 4.1, other than the Transactions contemplated herein, none of the Target Companies has taken any action, adopted any plan, or made any agreement or commitment in respect of any merger, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution or liquidation.

(b)           The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Colorado.  The Company has all power and authority, company and otherwise, and all governmental licenses, Permits, authorizations, consents and approvals required to own and operate its properties and assets, including the Target.

4.2                 Authorization.

(a)           The execution, delivery and performance by the Target of this Agreement and the Additional Agreements and the consummation by the Target of the transactions contemplated hereby and thereby are within the corporate powers of the Target.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Target enforceable against the Target in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor rights generally and to general principals of equity.

(b)           The execution, delivery and performance by the Company of this Agreement and the Additional Agreements and the consummation by the Company of the transactions contemplated hereby and thereby are within the powers of the Company and have been duly authorized by all necessary action on the part of the Company.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor rights generally and to general principals of equity.

(c)           The Manager has full legal capacity, power and authority to execute and deliver this Agreement and the Additional Agreements to which such Manager is named as a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and the Additional Agreements to which the Manager is named as a party, will be at the Signing Date and the Closing, as applicable, duly executed and delivered by the Manager and this Agreement constitutes, and such Additional Agreements are, or upon their execution and delivery at Closing will be, valid and legally binding agreements of the Manager, enforceable against the Manager in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor’s rights generally and to general principals of equity.

4.3                 Governmental Authorization.  Neither the execution, delivery nor performance by any of the Representing Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority.

4.4                 Non-Contravention.  None of the execution, delivery or performance by the Target, the Company, or the Manager of this Agreement or any Additional Agreements does or will:

(a)           contravene or conflict with the organizational or constitutive documents of any of the Target Companies, the Company, or the Manager;

(b)           contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to any of the Target Companies, the Company or any other Target Stockholder, any of the Target Stock, or the Manager;

(c)           constitute a default under or breach of (with or without the giving of notice or the passage of time or both); violate; or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of any of the Target Companies;

(d)           Except as set forth on Schedule 4.4(d), require any payment or reimbursement by any of the Target Companies;

(e)           cause a loss of any material benefit relating to the business to which any of the Target Companies is entitled under any provision of any Permit or Contract (i) binding upon any of the Target Companies, or (ii) by which any of the Target Stock or any of the Target Companies’ assets is or may be bound; or

(f)           result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Target Stock or any of the Target Companies’ assets.

4.5                 Capitalization.

(a)           The Target has an authorized capitalization consisting of 55,830,263 shares.  As of the close of business on the date hereof, the Company had authorized (i) 2,500,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 2,500,000 of which are outstanding; (ii) 330,263 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), 330,263 of which are outstanding; (iii) 13,000,000 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), 11,693,738 of which are outstanding (the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are referred to herein collectively as the “Target Preferred Stock”); and (iv) 40,000,000 shares of Common Stock (the “Target Common Stock”), of which, (A) 3,696,692 shares are outstanding, (B) 3,663,469 shares are issuable upon exercise of Target Options outstanding as of such date, (C) 21,641,867 shares are issuable upon conversion of the Target Preferred Stock and all accrued but unpaid dividends on the Target Preferred Stock, and (D) 12,819,930 shares are issuable upon exercise of Target Warrants (Target Common Stock together with the Target Preferred Stock, the “Target Stock”, and Target Stock together with the Target Options, the Target Warrants, the “Target Securities”).  Except as set forth above, the Target has no restricted shares of Target Stock or options, warrants or other rights therefor.

(b)           Schedule 4.5(b) sets forth (i) the number of shares of Target Common Stock that are issuable upon conversion of all shares of each of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, and (ii) each outstanding Target Option and Target Warrant, the number of shares of Target Common Stock subject thereto, the grant date, the expiration date, the exercise price, the vesting schedule thereof, and the name of the holder thereof.  All of the outstanding shares of Target Stock are, and all of the shares of Target Common Stock that may be issued upon conversion of the Target Preferred Stock or pursuant to outstanding Target Options and Target Warrants will, when issued be, duly authorized, validly issued, fully paid and nonassessable.  There are no accrued or unpaid dividends with respect to any issued or outstanding shares of Target Securities that will not be satisfied by the payment of the Transaction Merger Consideration hereunder.

(c)           Except for the Target Securities, there is no:

(i)           Contract with respect to the issuance, sale or transfer of Equity Participations of the Target or any of its Subsidiaries;

(ii)           Contract with respect to the voting of any capital stock of the Target or any of its Subsidiaries;

(iii)           preemptive right, right of participation, right of maintenance or any similar right with respect to the Equity Participations of the Target;

(iv)           Equity Participation of the Target that is subject to any right of first refusal or similar right; or

(v)           Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Participation of the Target.

(d)           There is no Contract requiring the Target to repurchase, redeem or otherwise acquire any Equity Participations of another Person or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.  All outstanding Equity Participations of the Target have been issued and granted in compliance with (i) all applicable Laws, (ii) the Target Organizational Documents and (iii) all requirements set forth in applicable Contracts to which the Target is a party or is otherwise bound.

(e)           The Target has not repurchased, redeemed or otherwise reacquired any of its Equity Participations and, except as set forth on Schedule 4.5(e), does not have any plans to do so.

(f)           Each Target Option award was granted under the Target Stock Plan.  All Target Options are evidenced by stock option agreements in the forms delivered or made available by the Target to Purchaser, other than differences with respect to the number of shares covered thereby, the exercise price, regular vesting schedule and expiration date applicable thereto and, except for such differences, no stock option agreement contains terms that are materially inconsistent with, or in addition to, such forms.  Each grant of Target Options was duly authorized no later than the date on which the grant of such Target Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Target (or a duly authorized committee or subcommittee thereof) and any required stockholder approval by the necessary number of votes or written consents; such grant was made in accordance with the terms of the Target Stock Plan and all other applicable Laws.  Each Target Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies.  All Target Options awards have been validly issued and properly approved by the board of directors of the Target (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Target financial statements in accordance with GAAP.  Each Target Option may, by its respective terms, be treated at the Effective Time as set forth in Section 3.6(a).

4.6                 Organizational Documents.  Copies of (a) the certificate of incorporation or formation, as applicable, of each of the Target Companies, as certified by the Secretary of State of its state of incorporation or formation, and (b) the bylaws, operating agreement or other applicable governing document, of each of the Target Companies has been delivered to Purchaser, and such copies are all true and complete copies of such instruments as amended and in effect on the Signing Date (the “Target Organizational Documents”).  None of the Target Companies is in default under or in violation of any provision of the Target Organizational Documents.  Except as may be contemplated by this Agreement, none of the Target Companies intend to amend any of the Target Organizational Documents.

4.7                 Corporate Records.  All proceedings occurring since January 1, 2009, of each of the Target Companies and all consents to actions taken thereby, are accurately reflected in the minutes and records contained in the corporate minute books of each of the Target Companies.  The securities ledgers and securities transfer books of each of the Target Companies are complete and accurate in all material respects.  The Target has made available to Purchaser true and correct copies of all of the corporate minute books, the securities ledgers and securities transfer books of each of the Target Companies.

4.8                 Affiliates.  Other than the Company and the Manager, the Target is not Controlled by any Person and, other than the Persons listed on Schedule 4.10, the Target is not in Control of any other Person.  Schedule 4.8 lists each Contract to which any of the Target Companies, on the one hand, and the Company, the Manager or any Affiliate of either of them, on the other hand, is a party.  Neither the Company nor the Manager, nor any Affiliate of either of them or of the Target (i) own, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property Rights) that any of the Target Companies uses or the use of which is necessary for the conduct of the Business or the ownership or operation of any of the Target Companies’ assets, or (ii) have engaged in any transactions with any of the Target Companies.  Schedule 4.8 sets forth a complete and accurate list of the ownership interest the Manager, the Company and their respective Affiliates holds in each of the Target Companies.

4.9                 Assumed Names.  Schedule 4.9 is a complete and correct list of all assumed or “doing business as” names currently or, since January 1, 2009 used by the Target Companies, including names on any Websites.  Since January 1, 2009, the Target Companies have not used any name other than the names listed on Schedule 4.9 to conduct the Business.  The Target Companies have filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to themselves.

4.10                 Subsidiaries.

(a)           Except as set forth on Schedule 4.10, the Target does not currently own, and since the Company’s inception has not owned, directly or indirectly, securities or other ownership interests in any other entity.  Schedule 4.10 sets forth the name of each Subsidiary and the Target’s ownership interest in each Subsidiary listed therein.  Except as set forth on Schedule 4.10, the Target owns all of such interests in the Subsidiaries and is not aware of any dispute with respect to such ownership interests.  Except as set forth on Schedule 4.10, none of the Target or any of its Subsidiaries is a party to any agreement relating to the formation of any joint venture, association or other entity.

(b)           Schedule 4.10 sets forth (i) the authorized and outstanding capital stock or other security interests, as the case may be, of each Subsidiary, (ii) the type and number of securities held by the Target in each Subsidiary, and the Target’s percentage ownership of each Subsidiary.

4.11                 Consents.  Except as set forth on Schedule 4.11, no Contract (i) binding upon any of the Target Companies, the Manager, or the Company; or (ii) by which any of the Target Stockholders or any of the Target Companies’ assets are bound, requires a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby and thereby (each of the foregoing, a “Third Party Consent”).

4.12                 Financial Statements.

(a)           Schedule 4.12 attaches (i) audited consolidated financial statements of the Target and its Subsidiaries as of and for the fiscal years ended December 31, 2012, 2011 and 2010, consisting of the audited consolidated balance sheets as of such date, the audited consolidated income statements for the twelve (12) month periods ended on such date, and the audited consolidated cash flow statement for the twelve (12) month periods ended on such date (the “Audited Annual Financial Statements”), and (ii) the unaudited interim consolidated financial statements of the Target and its Subsidiaries for the six month interim period ended June 30, 2013 (the “Balance Sheet Date”), consisting of the consolidated balance sheet as of such date (the “Interim Balance Sheet”), the consolidated income statement for the six month period ended on such date, and the consolidated cash flow statement for the six month period ended on such date (the “Six MonthInterim Financial Statements” and together with the Audited Annual Financial Statements and the Interim Financial Statements, the “Financial Statements”)).

(b)           The Financial Statements are complete and accurate and fairly present, in conformity with U.S. GAAP applied on a consistent basis, the financial position of the Target and its Subsidiaries, as of the dates thereof and upon delivery of the corresponding audited financials in accordance with Section 4.12(b), and the results of operations of the Target and its Subsidiaries for the periods reflected therein subject, in the case of the Interim Financial Statements, to normal year-end adjustments.  The Financial Statements (i) were prepared from the books and records of the Target and its Subsidiaries; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Target and its Subsidiaries’ financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all liabilities for all material Taxes applicable to the Target and its Subsidiaries with respect to the periods then ended.  The Target shall, as soon as practical, but in any event within sixty (60) days of the Signing Date, deliver to Purchaser complete and accurate copies of all “management letters” received by it from its accountants and all responses since the Target’s inception by lawyers engaged by the Target and its Subsidiaries to inquiries from its accountant or any predecessor accountants.

(c)           Except as specifically disclosed, reflected or fully reserved against on the Interim Balance Sheet, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Interim Balance Sheet, there are no liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to any of the Target Companies to the extent the Target is responsible for such liabilities and obligations.  All debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Interim Balance Sheet are included therein.

(d)           The balance sheet included in the Interim Financial Statements accurately reflects the outstanding Indebtedness of the Target and its Subsidiaries as of the date thereof.  Except as set forth on Schedule 4.12, none of the Target Companies has any Indebtedness.

(e)           All financial projections delivered by or on behalf of the Target or the Manager to Purchaser with respect to the Target were prepared in good faith using assumptions that the Target believes to be reasonable and, since March 31, 2013, neither the Target nor the Company, nor the Manager is aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have an Material Adverse Effect.

4.13                 Books and Records.  The Target shall make all Books and Records of the Target Companies available to Purchaser for its inspection and shall deliver to Purchaser complete and accurate copies of all documents referred to in the Schedules to this Agreement or that Purchaser otherwise has requested within thirty (30) days from the Signing Date.  All Contracts, documents, and other papers or copies thereof delivered to Purchaser by or on behalf of the Target are accurate, complete, and authentic.

(a)           The Books and Records accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Target Companies.  Each of the Target Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)           transactions are executed only in accordance with the respective management’s authorization;

(ii)           all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Target Companies, as permitted by U.S. GAAP;

(iii)           access to assets is permitted only in accordance with the respective management’s authorization; and

(iv)           recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)           All accounts, books and ledgers of each of the Target Companies have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.  Except as disclosed on Schedule 4.13(b), the Target Companies do not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Target Companies and which is not located at their respective offices.

4.14                 Absence of Certain Changes.  Since the Balance Sheet Date, each of the Target Companies has conducted the Business in the ordinary course consistent with past practices.  Without limiting the generality of the foregoing, except as set forth on Schedule 4.14, since the Balance Sheet Date, there has not been:

(a)           any Material Adverse Effect or any material diminishment in the value to Purchaser of the transactions contemplated hereby;

(b)           any transaction, Contract or other instrument entered into, or commitment made, by any of the Target Companies relating to its business, or any of the Target Companies’ assets (including the acquisition or disposition of any assets) or any relinquishment by any of the Target Companies of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent in all respects, including kind and amount, with past practices and those contemplated by this Agreement;

(c)           (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or other equity interests in any of the Target Companies; (ii) any issuance by any of the Target Companies of shares of capital stock or other equity interests in any of the Target Companies, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by any of the Target Companies of any outstanding shares of capital stock or other equity interests in such company;

(d)           (i) any creation or other incurrence of any Lien other than Permitted Liens on any Target Securities or any of the Target Companies’ assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by any of the Target Companies;

(e)           any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of any of the Target Companies, taken as a whole;

(f)           increased benefits payable under any existing severance or termination pay policies or employment agreements; entered into any employment, deferred compensation or other similar agreement (or amended any such existing agreement) with any director, officer, manager or employee of any of the Target Companies; established, adopted or amended (except as required by law) any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer, manager or employee of any of the Target Companies; or increased any compensation, bonus or other benefits payable to any director, officer, manager or employee of any of the Target Companies, other than increases to non-officer employees in the ordinary course of business consistent with past practices;

(g)           any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of any of the Target Companies, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of any of the Target Companies;

(h)           any sale, transfer, lease to others or otherwise disposition of any of its assets by any of the Target Companies except for inventory sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(i)           (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by any of the Target Companies, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by any of the Target Companies under any Material Contract, or any material license or material permit from any Authority held by any of the Target Companies;

(j)           any capital expenditure by the Target Companies in excess in any fiscal month of an aggregate of $15,000 or entering into any lease of capital equipment or property under which the annual lease charges exceed $20,000 in the aggregate by the Target Companies;

(k)           any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to any of the Target Companies or their property or suffering of any actual or threatened litigation, action, proceeding or investigation before any court or governmental body relating to any of the Target Companies or their property;

(l)           any loan of any monies to any Person or guarantee of any obligations of any Person by any of the Target Companies;

(m)           except as required by GAAP, any change in the accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) of any of the Target Companies or any revaluation of any of the assets of any of the Target Companies;

(n)           any amendment to the organizational documents of any of the Target Companies, or engagement in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction;

(o)           any acquisition of the assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person;

(p)           any material Tax election made by any of the Target Companies outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by any of the Target Companies; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by any of the Target Companies; any annual Tax accounting period changed by any of the Target Companies; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax entered into by any of the Target Companies; or any right to claim a material Tax refund surrendered by any of the Target Companies;

(q)           Since the Balance Sheet Date through and including the date hereof, none of the Target Companies has taken any action nor has any event occurred which would have violated the covenants of the Target Companies set forth in Section 9.1 herein if such action had been taken or such event had occurred between the date hereof and the Closing Date; or

(r)           any commitment or agreement to do any of the foregoing

4.15                 Properties; Title to the Target Companies’ Assets.

(a)           Except as set forth on Schedule 4.15(a), the Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto.

(b)           Schedule 4.15(b) sets forth a description and location of each item of the Tangible Personal Properties, as of a date within five days of the date of this Agreement.  All of the Tangible Personal Properties are located at the offices of the Target Companies, as indicated on Schedule 4.15(b).

(c)           The Target Companies have good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Interim Balance Sheet or acquired after March 31, 2013.  No such asset is subject to any Liens other than the Permitted Liens set forth on Schedule 4.15(c).  The Target Companies’ assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Target Companies to operate the business of the Target Companies immediately after the Closing in the same manner as the business of the Target Companies is currently being conducted.

4.16                 Litigation.  Except as provided on Schedule 4.16, there is no Action (or any basis therefor) pending against, or, to the best knowledge of the Representing Parties, threatened, against or affecting, any of the Target Companies or their assets or the Manager (solely with respect to any Action against the Manager that relates to the Target Companies) or any of their respective officers or directors, the Target Companies, or the Target’s equity interest in its Subsidiaries’ assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, exclude, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements.  There are no outstanding judgments against any Target Companies or the Manager with respect to the Target Companies.  Schedule 4.16 sets forth the material terms of any settlement of an Action with respect to which there are any ongoing obligations of any of the Target Companies.  Except as provided on Schedule 4.16, none of the Target Companies is now, nor has it been in the past three (3) years, subject to any proceeding with any Authority.

4.17                 Contracts.

(a)           Schedule 4.17(a) lists all material Contracts, oral or written (collectively, “Material Contracts”) to which any of the Target Companies is a party and which are currently in effect and constitute the following:

(i)           all Contracts that require annual payments or expenses by, or annual payments or income to, the Target Companies of $25,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii)          all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Target Companies in excess of $25,000 annually;

(iii)         all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of any of the Target Companies or other Person, under which any of the Target Companies (A) has continuing obligations for payment of annual compensation of at least $60,000 (other than oral arrangements for at-will employment), (B) has severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of any of the Target Companies;

(iv)        all Contracts creating a joint venture, strategic alliance, limited liability company and partnership agreements to which any of the Target Companies is a party;

(v)         all Contracts relating to any acquisitions or dispositions of assets by any of the Target Companies;

(vi)        all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than “shrink wrap” licenses;

(vii)       all Contracts relating to secrecy, confidentiality and nondisclosure agreements restricting the conduct of any of the Target Companies or substantially limiting the freedom of any of the Target Companies to compete in any line of business or with any Person or in any geographic area;

(viii)      all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of any of the Target Companies;

(ix)        Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Target Companies, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(x)         all Contracts with or pertaining to any of the Target Companies to which the Company, the Manager or any of their Affiliates is a party;

(xi)         all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which any of the Target Companies hold a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $5,000 per month;

(xii)        all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(xiii)       any Contract relating to the voting or control of the equity interests of any of the Target Companies or the election of directors of any of the Target Companies (other than the Organizational Documents of the Target Companies);

(xiv)      any settlement agreement with payments in excess of $30,000 per the terms of such agreement;

(xv)       any Contract not cancellable by any of the Target Companies with no more than 60 days’ notice if the effect of such cancellation would result in monetary penalty to the Target Companies in excess of $50,000 per the terms of such contract;

(xvi)      any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company, any Subsidiary or any applicable Portfolio Company is a party; and

(xvii)           any Contract for which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b)           Except as set forth on Schedule 4.17(b), each Contract is a valid and binding agreement, and is in full force and effect, and none of the Target Companies that is party thereto nor, to the best knowledge of the Representing Parties, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract.  Except as provided on Schedule 4.17(b), none of the Target Companies has assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Target Companies’ assets.  Except as set forth on Schedule 4.17(b), no Contract (i) requires any of the Target Companies to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (ii) imposes any non-competition covenants that may be binding on, or restrict the Target Companies or the Business or require any payments by or with respect to Purchaser or any of its Affiliates.  The Target, Company and Manager shall, within ten (10) days of the Signing Date, provide to Purchaser true and correct (A) fully executed copies of each written Material Contract and (B) written summaries of each oral Material Contract, provided, however, that each of the Target, the Company and the Manager represent and warrant that all agreements and arrangements necessary for disclosure in connection with the Tender Offer and the Registration Statement have been provided to Parent and Purchaser and that Target, Company and Manager shall review and comment on the Tender Offer documents and Registration Statement for accuracy and completeness of any disclosures regarding the Target Companies.

(c)           Except as set forth on Schedule 4.17(c), none of the execution, delivery or performance by the Company or the Target Companies of this Agreement or Additional Agreements to which the Company or any Target Company is a party or the consummation by the Company or the Target Companies of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of any of the Target Companies or to a loss of any material benefit to which any of the Target Companies are entitled under any provision of any Material Contract.

(d)           Except as set for the on Schedule 4.17(d), each of the Target Companies is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

4.18                 Insurance.

(a)           Schedule 4.18 contains a true, complete and correct list (including the names and addresses of the insurers, the names of the Persons if other than the Target Companies to whom such insurance policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a “claims made” or an “occurrence” policy and a brief identification of the nature of the policy) of all liability, property, workers’ compensation and other insurance policies currently in effect that insure the property, assets or business of any of the Target Companies or their respective employees (other than self-obtained insurance policies by such employees). Each such insurance policy is valid and binding and in full force and effect, all premiums due thereunder have been paid and each of the Target Companies are in compliance in all material respects with the terms and conditions of all such policies and none of the Target Companies has received any notice of cancellation or termination in respect of any such policy or default thereunder.  The Target and the Manager believe such insurance policies, in light of the nature of the Target Companies’ Business, assets and properties, are in amounts and have coverage that are reasonable and customary for Persons engaged in such business and having such assets and properties.  To the knowledge of the Representing Parties, the Person to whom such policy has been issued, has not received notice that any insurer under any policy referred to in this Section 4.18 is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.  Except as set forth on Schedule 4.18, within the last two (2) years none of the Target Companies has filed for any claims exceeding $50,000 against any of its insurance policies, exclusive of automobile and health insurance policies.

(b)           None of the Target Companies has received written notice from any of its insurance carriers or brokers that any premiums will be materially increased in the future, and does not have any reason to believe that any insurance coverage listed on Schedule 4.18 will not be available in the future on substantially the same terms as now in effect.

4.19                 Licenses and Permits.  Schedule 4.19 correctly lists each license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business of the Target Companies, together with the name of the Authority issuing the same (the “Permits”).  Except as indicated on Schedule 4.19, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related Third Party Consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby.  The Target Companies have all Permits necessary to operate the Business.

4.20                 Compliance with Laws.  Except as set forth on Schedule 4.20(a), none of the Target Companies is in violation of, has violated, and to the best knowledge of the Representing Parties, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last twenty four (24) months none of the Target Companies has received any subpoenas by any Authority.

(a)           Without limiting the foregoing paragraph, none of the Target Companies are in violation of, have not violated, and to the best knowledge of the Representing Parties are under investigation with respect to nor has been threatened or charged with or given notice of any violation of any provisions of:

(i)           Any Law applicable due to the specific nature of the Business;

(ii)           the Foreign Corrupt Practices Act;

(iii)           the Ethics in Government Act;

(iv)           the Lobbying Disclosure Act;

(v)           any comparable or similar Law of any jurisdiction; or

(vi)           any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

Except as provided on Schedule 4.20(a), no permit, license or registration is required by the Target Companies in the conduct of their respective businesses under any of the Laws described in this Section 4.20.

4.21                 Intellectual Property.

(a)           Each of the Target Companies owns, free and clear of all Liens (except with respect to the Intellectual Property Licenses), other than Permitted Liens, or otherwise possesses a valid right to use, all Intellectual Property Rights necessary and sufficient to conduct its business as currently operated.  Schedule 4.21(a) sets forth a true, correct and complete list of all registered patents, pending patent applications, published patent applications, trademarks, service marks, trade names, Internet domain names, Twitter handles and/or other digital identifiers and copyrights of each of the Target Companies and any applications for any of the foregoing (collectively, “Registered Intellectual Property”), specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) all licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Right.

(b)           Except as set forth on Schedule 4.21(b), (A) all Registered Intellectual Property is currently in the name of one of the Target Companies (as indicated on Schedule 4.21(a)) and is in full force and effect, (B) no Registered Intellectual Property that is the subject of an application or registration has been canceled, abandoned, adjudicated invalid or otherwise terminated, and (C) all renewal and maintenance fees in respect of the Registered Intellectual Property (if applicable) have been duly paid.

(c)           Schedule 4.21(c) includes a list of all (i) unregistered trademarks and service marks owned by each of the Target Companies; (ii) software owned by each of the Target Companies and material to the operation of the business of such Target Company; and (iii) material licenses, sublicenses and other agreements as to which any of the Target Companies is a party and (A) pursuant to which any of the Target Companies is authorized to use any Intellectual Property Rights of any third party (excluding Commercial Software) (“Third Party Licenses”) or (B) pursuant to which any third party is authorized to use, sell, distribute or license any Intellectual Property Rights owned by any of the Target Companies or has been engaged to develop any Intellectual Property Rights on behalf of any of the Target Companies, other than standard purchase orders for the purchase of any products or services of any of the Target Companies and other than any such authorizations or engagements entered into by any of the Target Companies in the ordinary course of business in accordance with past practice (together with the Third Party Licenses, “Intellectual Property Licenses”). None of the Target Companies uses any Intellectual Property Rights of any third parties, other than Commercial Software, except pursuant to any Third Party Licenses.

(d)           Within the past three (3) years (or prior thereto if the same is still pending or subject to appeal or reinstatement), none of the Target Companies have been sued or been a defendant in any claim, suit, action or proceeding relating to its business that involves or involved a claim (i) of infringement or other violation of any patent, trademark, service mark, copyright or other Intellectual Property Rights of any other Person, (ii) challenging the ownership, right to use or the validity of any Intellectual Property Rights owned by or exclusively licensed to any of the Target Companies (collectively, the “Target Intellectual Property”); or (iii) opposing or attempting to cancel any of the Target Companies’ rights in the Target Intellectual Property.  Except as set forth on Schedule 4.21(d), to the best knowledge of the Representing Parties, there is no pending or threatened claim made by any Person and, during the three (3) years preceding the date of this Agreement, no Person has made or threatened to make any claim, (i) that any of the Target Companies has infringed or otherwise violated, or is infringing on or otherwise violating, any patent, trademark, service mark, copyright or other Intellectual Property Right of such other Person, (ii) challenging the ownership, right to use or the validity of any Target Intellectual Property; or (iii) opposing or attempting to cancel any of the Target Companies’ rights in the Target Intellectual Property. To the act knowledge of the Representing Parties, no Person is infringing or otherwise violating any of the Target Intellectual Property. Except as set forth in Schedule 4.21(d), none of the Target Companies is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use of any Intellectual Property Rights owned by any of the Target Companies or restricting the licensing thereof by any of the Target Companies to any Person

(e)           Neither the current use by the Target Companies or their Affiliates, of the Intellectual Property Rights infringes, nor the use by the Target Companies or any of their Affiliates, of the Intellectual Property Rights after the Closing will infringe, the rights of any other Person.  Any Intellectual Property Right used by the Target Companies in the performance of any services under any Contract is, and upon the performance of such Contract remains, owned by such company and no client, customer or other third-party has any claim of ownership on the Intellectual Property Right.

(f)           Except as disclosed on Schedule 4.21(f), all agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property Rights, any copyrightable, patentable or trade secret material on behalf of any of the Target Companies either: (i) is a party to a “work-for-hire” agreement under which the respective Company is deemed to be the original owner/author of all property rights therein; or (ii) has executed a valid assignment or an agreement to assign any and all right, title or interest, which they had, have or hereafter may acquire, in and to such Intellectual Property Rights, in favor of the respective Company (or such predecessor in interest, as applicable), and no compensation or other sums (including royalties or other payments) is due and owing by the respective Company or Target Companies to any person with respect to such assignment, transfer and conveyance.

(g)           Each current and former employee and officer of the Target Companies has executed a proprietary information and inventions agreement, the form of which has been provided to the Purchaser.  No current or former officer or employee has excluded works or inventions made prior to his or her relationship with any of the Target Companies.  The Target Companies, after reasonable investigation, do not have any knowledge that any of their employees or officers are in violation thereof and will use their reasonable best efforts to prevent any such violations.

(h)           None of the execution, delivery or performance by the Target Companies of this Agreement or any of the Additional Agreements to which any Target Company is a party or the consummation by the Target of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Target Companies immediately prior to the Closing not to be owned, licensed or available for use by the Target Companies on identical terms and conditions immediately following the Closing.

(i)           The Target Companies have each taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Target Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Target Companies or otherwise used in the operation of the businesses of any of the Target Companies.

(j)           No government funding or university, college or other facilities of any institution of higher education or governmental entity were used in the development, in whole or in part, of any Target Intellectual Property.  The Target Companies have not made any submission or suggestion to, and is not subject to any agreement with, any standards bodies or other similar entities that would obligate them to grant licenses or to otherwise impair the Target Companies’ control of its Intellectual Property.

(k)           The Target Companies have not licensed or sublicensed any of the Intellectual Property, and no licensing fees, royalties, honoraria, or other fees are payable by the Target Companies for the use or right to use any of the Target Intellectual Property, except as set forth on Schedules 4.17(a) and 4.21(c).

(l)           Except as set forth in Schedules 4.17(a) and 4.21(c), the Target Companies are not bound by, and no Target Intellectual Property is subject to, any agreement or arrangement containing any covenant or other provision that in any way limits or restricts the ability of the Target Companies to use, exploit, assert or enforce any Target Company Intellectual Property anywhere in the world.

4.22                 Customers and Suppliers.

(a)           Schedule 4.22(a) sets forth a list of the Target Companies’ twenty-five (25) largest customers and the twenty-five (25) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the Target’s December 31, 2012 and 2011 fiscal years and for the first six (6) months of the Target’s December 31, 2013 fiscal year, showing the approximate total sales by the Target Companies to each such customer and the approximate total purchases by the Target Companies from each such supplier, during each such period.

(b)           Except as indicated on Schedule 4.22(b), no supplier listed on Schedule 4.22(a) and no customer listed on Schedule 4.22(a), has (i) terminated its relationship with any of the Target Companies, (ii) materially reduced its business with any of the Target Companies or materially and adversely modified its relationship with the Target Companies as a whole, (iii) notified any of the Target Companies in writing of its intention to take any such action, or (iv) to the knowledge of the Representing Parties, become insolvent or subject to bankruptcy proceedings.

4.23                 Accounts Receivable and Payable; Loans.

(a)           All accounts receivable and notes of the Target Companies reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Target Companies in the ordinary course of business consistent with past practice.  The accounts payable of the Target Companies reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b)           To the best knowledge of the Representing Parties, there is no contest, claim, or right of set off in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect.  Except as set forth on Schedule 4.23(b), to the best knowledge of the Representing Parties all accounts, receivables or notes are good and collectible in the ordinary course of business.

(c)           Except as set forth on Schedule 4.23(c), none of the Target Companies is indebted to any of its Affiliates and no Affiliates are indebted to the Target Companies.

4.24                 Pre-payments.  Except as set forth on Schedule 4.24, none of the Target Companies has received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

4.25                 Employees.

(a)           Target has provided a true, correct and complete list of each of the employees and independent contractors of each of the Target Companies as of the most recent payroll date, setting forth the name, department, title, whether they are an employee or a contractor, employment or engagement commencement date, current salary or compensation rate, accrued but unused time off (including vacation, sick and/or personal time), eligibility for contingent payments (including bonus, incentive, severance, profit-sharing or other contingent payments), for each such person and total compensation (including bonuses) paid to each such person for the fiscal year ended December 31, 2012, which list shall be updated and delivered to Purchaser as of a payroll date within twenty (20) days preceding the Closing Date.  Unless indicated in such list, no employee or independent contractor included in such list (i) is currently on leave or layoff, (ii) has given written notice of his or her intent to terminate his or her relationship with any of the Target Companies, or (iii) has received written notice of such termination from any of the Target Companies.  To the actual knowledge of the Representing Parties, no salaried employee or independent contractor included in such list that earned an aggregate amount of compensation in excess of $60,000 in the 2012 calendar year intends to terminate his or her relationship with any of the Target Companies within six (6) months following the Closing Date.  Schedule 4.25(a) sets forth all proceedings, governmental investigations or administrative proceedings of any kind against any of the Target Companies of which such company has been notified regarding its employees or employment practices, or operations, that are pending or as they pertain to conditions of employment within two (2) years preceding the date of this Agreement.

(b)           Except for Key Employees and Existing Employment Agreements, the Representing Parties have not promised any employee, consultant or agent of the Company and its Subsidiaries that he or she will continue to be employed by or render services to the Target Companies or receive any particular benefits from any of the Target Companies or Purchaser, or any of their respective Affiliates on or after the Closing.

(c)           Except as set forth on Schedule 4.25(a), none of the Target Companies is a party to or subject to any employment contract, consulting agreement, independent contractor agreement, employee leasing agreement, staffing or manpower agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Target Companies, non-competition agreement restricting the activities of the Target Companies, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Target Companies.  Currently and for the prior six years, the Target Companies have not, through or jointly with any other person or entity, employed any persons or been the alter-ego of any person or entity that has employed any persons.

(d)           There are no pending or, to the knowledge of the Representing Parties, threatened claims or proceedings against any of the Target Companies under any worker’s compensation policy or long-term disability policy.

(e)           The Target Companies have properly classified all of their employees as exempt or non- exempt and is now, and for the most recent five (5) year period has been, in compliance with the Fair Labor Standards Act and any applicable state or local laws with respect to hours of work or the payment of wages or compensation, including but not limited to regarding minimum wage and overtime compensation as well as providing required breaks (including but not limited to meal breaks under Tenn. Code Ann. § 50-2-103).

4.26                 Employment Matters.

(a)           Schedule 4.26(a) sets forth a true and complete list of every employment agreement (each an “Existing Employment Agreement”), commission agreement, employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Target Companies and the Manager (to the extent that any such agreement relates to the Business), now in effect or under which any of the Target Companies has or might have any obligation, or any understanding between such Target Company and any employee concerning the terms of such employee’s employment that does not apply to the Target Companies or the Manager (to the extent such employment relates to that of the Company) employees generally (collectively, “Labor Agreements”).  The Target has previously delivered to Purchaser copies of each such Labor Agreement, any employee handbook or policy statement of the Target Companies, and complete and correct information concerning the Target Companies’ employees, including with respect to the (i) name, residence address; (ii) position; (iii) compensation; (iv) vacation and other fringe benefits; (v) claims under any benefit plan; and (vii) resident alien status (if applicable).  Schedule 4.26(a) sets forth a true and complete list of the names, addresses and titles of the directors, officers and managers of each of the Target Companies.

(b)           Except as disclosed on Schedule 4.26(b):

(i)           All employees of the Target Companies and the Manager, to the extent that the Manager has retained employees on behalf of the Company, are employees at will, and the employment of each employee by any of the Target Companies or the Manager may be terminated immediately by such Target Company or the Manager, as applicable, without any cost or liability except severance in accordance with the Target Companies’ and the Manager’s standard severance practice as disclosed on Schedule 4.26(b).  The Target Companies are not obligated to make any payments or provide anything of value under any severance agreement, separation agreement, release agreement or settlement agreement;

(ii)           To the best knowledge of the Representing Parties, no employee of the Target Companies or the Manager (solely with respect to the Target Companies) has any plan to terminate his or her employment now or in the near future, whether as a result of the transactions contemplated hereby or otherwise;

(iii)           To the best knowledge of the Representing Parties, no employee of the Target Companies or the Manager (solely with respect to the Company), in the ordinary course of his or her duties, has breached or will breach any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(iv)           The Target Companies and the Manager are not a party to any collective bargaining agreement, do not have any material labor relations problems, and there is no pending representation question or union organizing activity respecting employees of the Target Companies.

(c)           The Target Companies and the Manager have complied in all material respects with all Labor Agreements, Existing Employment Agreements and all applicable Law relating to employment or labor.  There is no legal prohibition with respect to the permanent residence of any employee of the Target Companies in the United States or his or her permanent employment any of the Target Companies. The Target Companies and the Manager have complied in all material respects with all Law pertaining to the hiring and retention of employees with a right to work in the United States (including, without limitation, all record keeping requirements under the Immigration Reform and Control Act of 1986, as amended).  Except as disclosed on Schedule 4.26(c), no present or former employee, officer, director or manager of the Target Companies, Company or its Subsidiaries has, or will have at the Closing Date, individually or collectively, any material claim against the Target Companies for any matter including for wages, salary, overtime, or vacation or sick pay, under any Labor Agreement, or otherwise.  There is, and for the last five (5) years has been, no (i) claim for unpaid compensation or benefits (including, without limitation, unpaid overtime) or any other claim for alleged wage and hour violations pending, or to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies; (ii) unlawful employment practice, discrimination or retaliation charge, complaint or proceeding pending or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies, before the Equal Employment Opportunity Commission, National Labor Relations Board, U.S. Department of Labor, or any other federal state or local agency, commission or entity, (iii) complaint, suit, claim or proceeding of any kind pending, by or relating to any current or former employee or applicant or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies, including before any court, mediator, Authority or arbitrator, including but not limited to for discrimination, harassment, retaliation, wrongful discharge, breach of contract, fraud, misrepresentation, invasion of privacy or violation of any whistleblower protection, public policy WARN, ERISA, the FLSA or state law regarding the payment of wages, including overtime, or any other claim or complaint of any nature whatsoever relating in any way to employment; (iv) consent decree, injunction or other order of any court, agency, commission or any other entity concerning employment or employment conditions, in force, requested or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, any Entity, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies; or (v) proceedings or investigations pending or, to the knowledge of the Representing Parties and Target Companies, threatened by the Equal Employment Opportunity Commission, National Labor Relations Board, U.S. Department of Labor, or any other federal state or local agency, commission or other entity with respect to any employee, former employee applicant or employment practices of the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies.  There have not been any involuntary terminations (including but not limited to layoffs) of any employees of the Target Companies, in the 180-day period prior to the Closing.

4.27                 Withholding.  Except as disclosed on Schedule 4.27, all obligations of the Target Companies, applicable to their employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Target Companies to trusts or other funds or to any Authority, with respect to unemployment compensation benefits, disability compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees, under ERISA or otherwise, through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements.  Except as disclosed on Schedule 4.27, all reasonably anticipated obligations of the Target Companies with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Target Companies prior to the Closing Date.

4.28                 Employee Benefits and Compensation.

(a)           Schedule 4.28 sets forth a true and complete list of  each “employee benefit plan” (as defined in Section 3(3) of ERISA), bonus, deferred compensation, equity-based or non-equity-based incentive, severance or other plan or written agreement relating to employee or director benefits or employee or director compensation or fringe benefits, maintained or contributed to by the Target Companies at any time during the seven (7) calendar year period immediately preceding the date hereof and/or with respect to which the Target Companies could incur or could have incurred any direct or indirect, fixed or contingent liability (each a “Plan” and collectively, the “Plans”).  Each Plan is and has been maintained in substantial compliance with all applicable laws, including but not limited to ERISA, and has been administered and operated in all material respects in accordance with its terms.

(b)           Each Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the knowledge of the Representing Parties, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination.  No event which constitutes a “reportable event” (as defined in Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”) has occurred with respect to any Plan.  No Plan subject to Title IV of ERISA has been terminated or is or has been the subject of termination proceedings pursuant to Title IV of ERISA.  Full payment has been made of all amounts which the Company or any of its Subsidiaries was required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and no Plan which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred an “accumulated funding deficiency” (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(c)           Neither the Target nor to the knowledge of the Representing Parties, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively), has engaged in any transaction in connection with any Plan that could reasonably be expected to result in the imposition of a penalty pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975(a) of the Code.  The Target Companies have not maintained any Plan (other than a Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code) which provides benefits with respect to current or former employees or directors following their termination of service with the Target Companies (other than as required pursuant to COBRA).  Each Plan subject to the requirements of COBRA has been operated in substantial compliance therewith.

(d)           No individual will accrue or receive additional benefits, service or accelerated rights to payment of benefits as a direct result of the Transaction. No material liability, claim, investigation, audit, action or litigation has been incurred, made, commenced or, to the knowledge of the Representing Parties, threatened, by or against any Plan or any of the Target Companies with respect to any Plan (other than for benefits payable in the ordinary course and PBGC insurance premiums).  No Plan or related trust owns any securities in violation of Section 407 of ERISA.  With respect to each Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) as of the most recent actuarial valuation report prepared for each such Plan, the aggregate present value of the accrued liabilities thereof (determined in accordance with Statement of Financial Accounting Standards No. 35) did not exceed the aggregate fair market value of the assets allocable thereto.

(e)           No Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and none of the Target Companies have been obligated to contribute to any multiemployer plan.  No material liability has been, or could reasonably be expected to be, incurred under Title IV of ERISA (other than for PBGC insurance premiums payable in the ordinary course) or Section 412(f) or (n) of the Code, by the Target or any entity required to be aggregated with the Target pursuant to Section 4001(b) of ERISA and/or Section 414 (b), (c), (m) or (o) of the Code with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA).

(f)           There is no unfunded non-tax-qualified Plan which provides a pension or retirement benefit.

(g)           Neither the Company nor any of its Subsidiaries has made any commitment to create or cause to exist any employee benefit plan which is not listed on Schedule 4.28, or to modify, change or terminate any Plan (other than as may be necessary for compliance with applicable law).

(h)           Neither the Target nor any of its Subsidiaries has any plan, arrangement or agreement providing for “deferred compensation” that is subject to Section 409A(a) of the Code, or any plan, arrangement or agreement that is subject to Section 409A(b) of the Code.

(i)           With respect to each Plan, the Target has delivered or caused to be delivered to Purchaser and its counsel true and complete copies of the following documents, as applicable, for each respective Plan: (i) all Plan documents, with all amendments thereto; (ii) the current summary plan description with any applicable summaries of material modifications thereto as well as any other material employee or government communications; (iii) all current trust agreements and/or other documents establishing Plan funding arrangements; (iv) the most recent IRS determination letter and, if a request for such a letter has been filed and is currently pending with the IRS, a copy of such filing; (v) the three most recently prepared IRS Forms 5500; (vi) the three most recently prepared financial statements; and (vii) all material related contracts, including without limitation, insurance contracts, service provider agreements and investment management and investment advisory agreements.

4.29                 Real Property.

(a)           Except as set forth on Schedule 4.29(a), none of the Target Companies owns any Real Property nor have they owned any Real Property since inception.  The Target Companies have not agreed (and are not otherwise obligated) to purchase any real property and, except as may be set forth in the Leases, they do not own an option to purchase any real property.

(b)           Schedule 4.29(b) lists all real estate in which any of the Target Companies owns, or otherwise has an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement (collectively the “Leased Real Properties”).  The Leased Real Properties constitute all of the real property currently used or occupied by the Target Companies in connection with the businesses of the Target Companies as presently conducted.  The Target has made available to the Purchaser a true, complete and correct copy of each lease, sublease or any other material agreement pertaining to any of the Leased Real Properties (collectively, the “Leases”). The applicable Target Company that is the lessee or sublessee under such Lease is the sole owner of the lessee’s or sublessee’s interest in such Lease, and such Target Company has not encumbered or otherwise hypothecated any of its interest therein.

(c)           Except as provided on Schedule 4.29(c), each Lease is in full force and effect and creates in favor of the Target Companies, as applicable, a good, valid, subsisting and enforceable title to its respective leasehold estates in the applicable Leased Real Property, free and clear of all Liens.  None of the Target Companies has breached or violated any local zoning ordinance, and no notice from any Person has been received by or served upon the applicable company and is outstanding, or to the actual knowledge of the Representing Parties, claiming any violation of any local zoning ordinance, or, to the actual knowledge of the Representing Parties, threatened, and no claim, judicial suit or proceeding or other adversarial action is pending or, to the actual knowledge of the Representing Parties, threatened by the Target Companies, as applicable, listed as the lessee or sublessee under such Lease against the lessor under such Lease, or to the actual knowledge of the Representing Parties, by the lessor under such Lease against such entity. The Target Companies have the right to use the Leased Real Properties pursuant to the terms of the Leases and, to the knowledge of the Representing Parties, there are no Liens on such Leased Real Properties (other than Permitted Liens) that materially interfere with the Target Companies’ business as presently conducted.

(d)           Except as provided for on Schedule 4.29(d), none of the Target Companies has experienced any material interruption in the delivery of adequate quantities of any utilities (including electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil) or other public services (including sanitary and industrial sewer service) required by any of the Target Companies in the operation of their respective businesses.

(e)           With respect to the Leases: (i) each is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exists no default or event of default thereunder by any of the Target Companies or, to the knowledge of the Representing Parties, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by any of the Target Companies thereunder; and (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder.  The Target Companies hold the leasehold estate on the Leases, free and clear of all Liens, except for Liens of mortgagees of the Real Property in which such leasehold estate is located.  The Real Property leased by the Target Companies is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used.  The Target Companies are in physical possession and actual and exclusive occupation of the whole of the leased property, none of which is subleased or assigned to another Person.  The Leases lease all useable square footage of the premise located at the Leased Real Properties.

(f)           The Target Companies do not owe any brokerage commission with respect to any Real Property.

4.30                 Accounts.  Schedule 4.30 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Target Companies, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

4.31                 Tax and Other Returns and Reports.

(a)           The Target Companies have timely filed or will timely file all Tax Returns required to have been filed through the Closing Date as they become due and all Tax Returns filed, or to be filed, by the Target Companies have been and will be true, correct, and complete in all material respects. The Target Companies have timely paid all Taxes required to have been paid (whether or not shown on any Tax Return) and have adequately provided in the applicable Financial Statements for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or payable as of the date of the statement.  The provisions for Taxes of the Target Companies currently payable on the date of the Financial Statements are at least equal, as of the date thereof, to all unpaid Taxes of the Target Companies whether or not disputed.  The Target Companies do not and will not have accrued liability for Taxes in respect of taxable periods or portions thereof following the date of the Financial Statements and ending on or before the Closing Date, other than Taxes incurred in the ordinary course of business.

(b)           There is no outstanding claim, audit or other examination or proceeding with respect to Taxes of the Target Companies.  No claim has been made by any Taxing Authority in any jurisdiction where the Target Companies do not file Tax Returns that the Target or any Affiliate is or may be subject to Tax by that jurisdiction.  The Target Companies have not granted, nor has any received any requests to grant, any extensions or waivers of statutes of limitations with respect to any Tax Returns of any of the Target Companies.

(c)           The Target Companies are not party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local or foreign law or offer in compromise with any Taxing Authority.  Except as set forth on Schedule 4.31(c), no Target Company has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes and has no liability for Taxes of another Person (i) under Treasury Regulation Section 1.1502-6, (ii) as a successor or transferee or (iii) by Contract or otherwise.

(d)           The Target Companies will not be required to include for Tax purposes any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (A) change in method of tax accounting for a taxable period ending on or prior to the Closing Date, (B) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Income Tax law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(e)           The Target does not have any direct or indirect foreign Subsidiaries.

(f)           Except as set forth on Schedule 4.31(f), there are no Liens for Taxes upon the assets of the Target Companies, other than Taxes for the current period that are not yet due or payable.  None of the assets of the Target Companies is property that is required to be treated as owned by another Person pursuant to the “safe harbor lease” provisions of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, and none of the foregoing assets in “tax exempt use property” within the meaning of Section 168(h) of the Code.

(g)           The Target Companies have complied in all material respects with all applicable Law relating to record retention (including, without limitation, to the extent necessary to claim any exemption from sales tax collection, maintaining adequate and current resale certifications to support any such claimed exemptions).

(h)           All charges for goods or services made, and transactions, between each Target Company and between a Target Company and any Affiliate has satisfied all transfer pricing requirements under Applicable Law and, to the knowledge of the Representing Parties, none of such charges is subject to adjustment under Applicable Law.  Each Target Company has complied, in all material respects, with all information reporting and record keeping requirements under all applicable Law, including retention and maintenance of required records with respect thereto and contemporaneous documentation requirements regarding transfer pricing policies.

(i)           No Target Companies is a party to any Contract or other arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of any Target Company, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(j)           No Target Companies has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) (other than such transactions that have been properly reported), or transactions that constitute “listed transactions” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(k)           The Target is not a foreign person within the meaning of Sections 897 and 1445 of the Code.  No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of any of the transfers contemplated by this Agreement.

4.32                 Environmental Laws.

(a)           Except as set forth in Schedule 4.32, none of the Target Companies have (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Target Companies, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)           The Target Companies have delivered to Purchaser all material records in their possession concerning the Hazardous Materials Activities of the Target Companies and all environmental audits and environmental assessments in the possession or control of the Target Companies of any facility currently owned, leased or used by the Target Companies which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Target Companies.

(c)           Except as provided for on Schedule 4.32(c), there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Target Companies such as could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.33                 Finders’ Fees.  Except as set forth on Schedule 4.33, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Target Companies, the Company, the Manager or any of their Affiliates who might be entitled to any fee or commission from Purchaser or any of its Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.

4.34                 Powers of Attorney and Suretyships.  Except as set forth on Schedule 4.34, none of the Target Companies has any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.35                 Directors and Officers.  Schedule 4.35 sets forth a true, correct and complete list of all directors and officers of each of the Target Companies.

4.36                 Other Information.  Neither this Agreement nor any of the documents or other information made available to Purchaser or its Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Target Companies , the Business, the Target Securities, any of the Target Companies’ assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  The Target, the Company and the Manager provided Purchaser all requested material information regarding the Business.

4.37                 Certain Business Practices.  None of the Target Companies, nor any director, officer, agent or employee of any of the Target Companies (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  None of the Target Companies, nor any director, officer, agent or employee of the Target Companies (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Target Companies) has, since inception, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any of the Target Companies or assist any of the Target Companies in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Target Companies, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Target Companies that could reasonably be expected to subject the Target Companies to suit or penalty in any private or governmental litigation or proceeding.

4.38                 Money Laundering Laws.  The operations of the Target Companies are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving any of the Target Companies with respect to the Money Laundering Laws is pending or, to the knowledge of the Representing Parties, threatened.

4.39                 OFAC.  None of the Target Companies, any director or officer of the Target Companies, or, to the knowledge of the Representing Parties, any agent, employee, affiliate or Person acting on behalf of the Target Companies is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (the “OFAC”); and the Target Companies have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.40                 Occupational Safety and Health.  Except as set forth on Schedule 4.40:  (a) the Target Companies have complied with all applicable Occupational Safety and Health Laws (which compliance includes, possession by the Target Companies of all licenses, Permits and other documentation required by any Governmental Authority), and no event has occurred or circumstances exist that (i) would be reasonably likely to constitute or result in a violation by any of the Target Companies of, or a failure on the part of the Target Companies to comply with, any such Occupational Safety and Health Laws, or (ii) would be reasonably likely to give rise to any obligation on the part of any of the Target Companies to undertake, or to bear all or any portion of the cost of, any remedial action pursuant to any such Occupational Safety and Health Laws; (b) no Action arising under or relating to any Occupational Safety and Health Laws or any Health, and Safety Liabilities, is pending, or to the knowledge of the Representing Parties is threatened, against any of the Target Companies; and (c) within the past five (5) years, none of the Target Companies or the Company has received any notification, citation, complaint, violation, notice or Order of any kind from any Governmental Authority or any other Person relating or pertaining to the actual, alleged or potential failure of any of the Target Companies to comply with any Occupational Safety and Health Laws or alleging that any of the Target Companies has any Health, and Safety Liabilities or regarding the making, storing, handling, treating, disposing, generating, transporting or release of any hazardous substances.

4.41                 HIPAA Compliance.  The Target Companies take care not to transmit data that identifies or could be used to identify an individual (“Personal Data”), however, to the extent that Personal Data could be identified from the material analyzed as part of the Business, the Target Companies hold in confidence all Personal Data except as required or permitted under Law.  The Target Companies comply with all applicable Laws with respect to the collection, use, storage, and disclosure of any Personal Data, including without limitation, the U.S. Health Insurance Portability and Accountability Act (“HIPAA”) and the regulations promulgated thereunder.  The Target Companies ensure that all appropriate technical and organization measures are taken to protect Personal Data against loss, misuse, and any unauthorized, accidental, or unlawful access, disclosure, alteration, or destruction, including without limitation, implementation and enforcement of administrative, technical, and physical security policies and procedures.  During the last five (5) years, the Target Companies have not had any instances of a violation of HIPAA.

4.42                 Suspension of Products.  No product of the Target Companies has been the subject of, or subject to (as applicable), any recall, suspension, market withdrawal or seizure, any warning letter or other written communication asserting lack of compliance with any applicable Law. No clinical trial of any product of the Target Companies has been suspended, put on hold or terminated prior to completion as a result of any action by any Governmental Authority or voluntarily. The studies, tests and preclinical and clinical trials conducted relating to the product of the Target Companies are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards at the time when conducted.  The Target Companies have not received any notices or correspondence from any Governmental Authority requiring the termination, suspension, or material modification or clinical hold of any such studies, tests or preclinical or clinical trials conducted by or on behalf of the Target Companies.  To the knowledge of the Representing Parties, there has been no indication that the FDA, EMEA or any other Governmental Authority currently has any material concerns with any product of the Target Companies, nor has any Target  Company been advised of any material deficiencies or non-compliance which could reasonably be expected to lead to sanctions or materially adversely affect the certifications of the Target Companies’ facilities, nor has any product of the Target Companies, to the knowledge of each Representing Party, suffered any material adverse event in any clinical trial.  To the knowledge of each Representing Party, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a basis for any of the foregoing events described in this Section 4.42. The Target Companies have previously made available to the Purchaser (i) all material correspondence with Governmental Authority and pending applications (including the EMEA and the FDA); and (ii) any and all adverse event reports with respect to the products of the Target Companies, in the case of each of clauses (i) and (ii), in the possession or control of the Target Companies. The descriptions of the results of such studies, tests and trials provided to the Purchaser are accurate in all material respects.

ARTICLE V
INTENTIONALLY OMITTED

ARTICLE VI
INTENTIONALLY OMITTED

ARTICLE VII
UPDATE TO SCHEDULES AS OF SIGNING DATE; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1                 Status of Schedules as of Signing Date.

(a)           Between the date of this Agreement and the Closing Date, the Target Companies will promptly correct and supplement the information set forth on the Schedules delivered by the Company, the Target Companies and the Manager pursuant to this Agreement, to the extent the Representing Parties become aware of any such corrections or supplements, in order to cause such Schedules to remain correct and complete in all material respects.  The Representing Parties’ delivery to Purchaser of any corrections or supplements will not, without the prior written consent of Purchaser, constitute an amendment to the Schedules to which such corrections and supplements relate.  Nothing set forth in this Section 7.1 shall modify, or be deemed or construed to modify, in any respect whatsoever any of the representations or warranties of Representing Parties set forth in Article 4 by adding an explicit or implicit “knowledge” or similar qualifier to any of such representations or warranties where such “knowledge” or similar qualifier does not already exist.

(b)           Any representations or warranties with respect to those matters or items in any schedule described in this Section 7.1 shall be made (unless waived or amended) only as of the date on which such Schedule is deemed final pursuant to Section 7.1(a).

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that, except as disclosed in the Parent SEC Documents:

8.1                 Corporate Existence and Power.  Parent is a business company with limited liability duly incorporated on August 9, 2011, validly existing and in compliance with BVI Law.

8.2                 Corporate Authorization.  The execution, delivery and performance by Parent of this Agreement and the Additional Agreements and the consummation by Parent of the transactions contemplated hereby and thereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and it constitutes, and upon their execution and delivery, the Additional Agreements will constitute, a valid and legally binding agreement of Parent, enforceable against it in accordance with its terms.

8.3                 Governmental Authorization.  Other than as required under BVI Law, neither the execution, delivery nor performance of this Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

8.4                 Non-Contravention.  The execution, delivery and performance by Parent of this Agreement do not and will not (i) contravene or conflict with the organizational or constitutive documents of Parent, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon Parent.

8.5                 Finders’ Fees.  Except for C&Co/PrinceRidge LLC, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or any of its Affiliates who might be entitled to any fee or commission from the Company, the Target, the Manager or any of their Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

8.6                 Capitalization. The authorized share capital of Parent consists of an unlimited number of Parent Ordinary Shares and Parent Preferred Shares.  5,333,333 Parent Ordinary Shares are issued and outstanding as of the date hereof, which includes 1,333,333 shares of Parent Promote, and no preferred shares are issued and outstanding.  7,266,667 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent Warrants and Parent Sponsor/Underwriter Warrants.  680,000 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent UPOs.  All outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Laws of the British Virgin Islands, the Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound.  Except as set forth in the Parent’s organizational documents and the Parent SEC Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent.  There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

8.7                 Information Supplied.  None of the information supplied or to be supplied by Parent expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the Transaction will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC filings).

8.8                 Trust Account.  As of the Signing Date, Purchaser has at least $40,600,000 (the “Trust Amount”) in the trust fund established by Parent for the benefit of its public stockholders in a trust account at J.P. Morgan Chase Bank N.A., London Branch (the “Trust Account”) and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the investment management trust agreement, dated as of March 20, 2012, between Parent and the Trustee (the “Trust Agreement”).  The Trust Amount may, however, be reduced in accordance with the terms of the Trust Agreement.

8.9                 Listing.  The Parent Ordinary Shares are quoted on the Nasdaq SmallCap Market.

8.10              Board Approval. The Parent’s board of directors (including any required committee or subgroup of such board) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Parent, and (iii) determined that the transactions contemplated hereby constitutes a “Business Transaction” as such term is defined in the Parent’s Amended and Restated Memorandum and Articles of Association.

8.11              Parent SEC Documents and Purchaser Financial Statements. Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”).  Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement:  (i) Parent’s Annual Reports on Form 20-F for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Quarterly Reports on Form 6-K filed since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Current Reports on Form 6-K filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the (“Parent SEC Documents”).  The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder.  The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

8.12              Ownership of Payment Securities.  Upon issuance and delivery of the Payment Securities to the Target Stockholders pursuant to this Agreement as a result of the Transaction Merger, the Payment Securities will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, other than (i) restrictions arising from applicable securities laws and (ii) any Lien created by or through the Target or the Target Stockholders.  The issuance and sale of the Payment Securities pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

8.13              Purchaser.  Purchaser was formed in the state of Delaware on June 25, 2013.  Purchaser has no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) except those incurred in connection with this Agreement and all of the transactions contemplated hereby.

8.14              Authorized Capital of Purchaser.  The authorized capital stock of Purchaser consists of 95,000,000 shares of Purchaser Common Stock and 5,000,000 of Purchaser Preferred Stock.

8.15              Certain Business Practices.  Neither the Parent, nor any director, officer, agent or employee of any Target Company (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  Neither the Parent, nor any director, officer, agent or employee of the Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Parent) has, since the formation of the Parent, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Parent or assist the Parent in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had an adverse effect on the Parent, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Parent that could reasonably be expected to subject the Parent to suit or penalty in any private or governmental litigation or proceeding.

8.16              Money Laundering Laws.  The operations of the Parent are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving the Parent with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent, threatened.

8.17              OFAC.  None of the Parent, any director or officer of the Parent, or, to the knowledge of the Parent, the Parent or any agent, employee, affiliate or Person acting on behalf of the Parent is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (the “OFAC”); and the Parent has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

ARTICLE IX
COVENANTS OF THE TARGET, THE COMPANY
AND THE MANAGER PENDING CLOSING

The Target, the Company and the Manager severally and not jointly covenant and agree that:

9.1                Conduct of the Business.  (a) From the date hereof through the Closing Date, the Target Companies shall, and the Manager and the Company shall cause the Target Companies to, conduct the Business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of Purchaser, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties.  The Target, the Manager and the Target Stockholders shall use their best efforts to cause the Target Companies to conduct the Business in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices.  Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld), the Target, the Company, and the Manager shall cause the Target Companies to not:

(i)             amend, modify or supplement any organizational or governing documents;

(ii)            amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract (including Contracts described in Section 9.1(a)(iii)) below), or any other right or asset of any Target Company;

(iii)           modify, amend or enter into any contract, agreement, lease, license or commitment, which (A) is with respect to Real Property, (B) extends for a term of one year or more or (C) obligates the payment of more than $100,000 (individually or in the aggregate);

(iv)           make any capital expenditures in excess of $1,000,000 (individually or in the aggregate);

(v)           sell, lease, license or otherwise dispose of any of the Target Companies’ assets or assets covered by any Contract except pursuant to sales of Inventory in the ordinary course consistent with past practice;

(vi)           pay, declare or promise to pay any dividends or other distributions with respect to the Target Securities or any of its capital stock, membership interests or other securities, or pay, declare or promise to pay any other payments to any Target Company or any Target Stockholders (other than, in the case of any Target Stockholder as an employee of a Target Company, payments of salary accrued in said period at the current salary rate set forth on Schedule 4.25(a)) or any Affiliate of the Target Companies;

(vii)          except as set forth on Schedule 9.1(a)(vii), authorize any salary increase of more than 3% for any employee making an annual salary in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company or any of its Subsidiaries;

(viii)         obtain or incur any loan or other Indebtedness, including drawings under the Target Companies’ existing lines of credit;

(ix)           suffer or incur any Lien, except for Permitted Liens, on any of the Target Companies’ assets;

(x)            suffer any damage, destruction or loss of property related to any of the Target Companies’ assets, whether or not covered by insurance;

(xi)           delay, accelerate or cancel any receivables or Indebtedness owed to any Target Company or writeoff or make further reserves against the same;

(xii)          merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xiii)         suffer any insurance policy protecting any of the Target Companies’ assets to lapse;

(xiv)         amend any of its Plans or fail to continue to make timely contributions thereto in accordance with the terms thereof;

(xv)          make any change in its accounting principles or methods or write down the value of any Inventory or assets;

(xvi)         change the place of business or jurisdiction of organization of the Company or any of its Subsidiaries;

(xvii)        extend any loans other than travel or other expense advances to employees in the ordinary course of business not to exceed $1,000.00 individually or $10,000.00 in the aggregate;

(xviii)       except as set forth in Schedule 9.1(a)(xviii), issue, redeem or repurchase any Target Securities or any capital stock or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock;

(xix)          effect or agree to any change in any practices or terms, including payment terms, with respect to customers or suppliers;

(xx)           make or change any material Tax election or change any annual Tax accounting periods; or

(xxi)          agree to do any of the foregoing.

(b)           The Target Companies shall not, and the Company and the Manager shall cause the Target Companies to not, (i) take or agree to take any action that might make any representation or warranty of the Target Companies hereunder inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.

9.2                 Access to Information.

(a)           From the date hereof until and including the Closing Date, the Target, the Company and the Manager shall, each to the best of its ability, cause the Target Companies to, (a) continue to give Purchaser, its legal counsel and other representatives full access to the offices, properties and, Books and Records, (b) furnish to Purchaser, its legal counsel and other representatives such information relating to the Business as such Persons may request and (c) cause the employees, legal counsel, accountants and representatives of the Company, the Manager and the Target Companies to cooperate with Purchaser in its investigation of the Target Companies and the Business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Target Companies, the Company or the Manager and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Target Companies.

(b)           If requested by the Purchaser, the Target Companies, the Company and the Manager shall arrange for representatives of Purchaser to meet with or speak to the representatives of the ten largest clients of the Target Companies.

9.3                 Notices of Certain Events.  The Target Companies, the Company and the Manager shall promptly notify Purchaser of:

(a)           any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Target Companies, the Company or any of its Subsidiaries (or Purchaser, post-Closing) to any such Person or create any Lien on any Target Securities or any of the Target Companies’ assets;

(b)           any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c)           any Actions commenced or threatened against, relating to or involving or otherwise affecting any of the Target Companies, the Company or any of its Subsidiaries, the Target Securities, any of the Target Companies’ assets or the Business or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d)           the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; or

(e)           the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by the Target Companies, the Company and/or the Manager to be false or misleading in any respect or to omit or fail to state a material fact.

9.4                 Exclusivity.  Except as set forth on Schedule 9.4, neither the Target Companies, the Company, the Manager nor anyone acting on their behalf is currently involved, directly or indirectly, in any activity which is intended to, nor for so long as this Agreement is in effect, shall the Target Companies, the Company, the Manager or anyone acting on their behalf, directly or indirectly, (i) encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any Person, other than Purchaser or its Affiliates (collectively “Excluded Persons”), or an officer, partner, employee or other representative of an Excluded Person, concerning the sale of all or any part of the Business, any of the Target Companies’ assets (other than in the ordinary course of business), the Target Securities or any capital stock or other securities of the Target Companies, whether such transaction takes the form of a sale of equity, assets, merger, consolidation, or issuance of debt securities or making of a loan or otherwise or any joint venture or partnership, (ii) otherwise solicit, initiate or encourage the submission of (or attempt to submit) any inquiry or proposal contemplating the sale of all or any part of the Business, the sale of the Target Companies’ assets (other than in the ordinary course of business), the Target Securities or any capital stock or other securities of the Target Companies, whether such transaction takes the form of a sale of equity, assets, merger, consolidation or otherwise, or issuance of debt securities or making of a loan or any joint venture or partnership or (iii) consummate any such transaction or accept any offer or agree to engage in any such transaction.  The Target Companies, the Company or the Manager shall promptly (within 24 hours) communicate to Purchaser the terms of any proposal, contract or sale which it may receive in respect of any of the foregoing and respond to any such communication in a manner reasonably acceptable to Purchaser.  The notice of the Target Companies, the Company and the Manager under this Section 9.4 shall include the identity of the person making such proposal or offer, copies (if written) or a written description of the terms (if oral) thereof and any other such information with respect thereto as Purchaser may reasonably request.

9.5                 Annual and Interim Financial Statements.  From the date hereof through the Closing Date, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Target shall deliver to Purchaser an unaudited consolidated summary of its earnings and an unaudited consolidated balance sheet for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Target to the effect that all such financial statements fairly present the financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments.  Such certificate shall also state that except as noted, from the Interim Balance Sheet Date through the end of the previous month there has been no Material Adverse Effect.  The Target shall also promptly deliver to Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target’s certified public accountants may issue.

9.6                 SEC Filings.

(a)           The Target and the Company acknowledge that:

(i)             the Parent will be required to file tender offer documents and Quarterly and Annual reports that will be required to contain information about the transactions contemplated by this Agreement;

(ii)            the Purchaser will be required to file a registration statement on Form S-4 that will be required to contain information about the transactions contemplated by this Agreement; and

(iii)           the Parent will be required to file Current Reports on Form 6-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b)           In connection with any filing the Parent makes with the SEC that requires information regarding the Target Companies, the Business or any transactions contemplated by this Agreement to be included, the Target, the Company, the Subsidiaries and the Manager will, and will use their best efforts to cause their Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Parent and the Purchaser, (ii) respond to questions about the Target Companies and the Target Stockholders required in any filing or requested by the SEC, and (iii) provide any information requested by Parent, Purchaser or their representatives in connection with any filing with the SEC.

(c)           Prior to the Closing Date, Parent will provide the holders of the outstanding Parent Ordinary Shares (the “Offering Shares”) with the opportunity to redeem such Offering Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Parent’s Trust Account, including interest but net of taxes payable, divided by the number of outstanding Offering Shares, subject to certain limitations described in the Prospectus (the “Tender Offer”).  There will be no redemption rights upon the consummation of the transaction contemplated by this Agreement with respect to Parent Warrants (except as set forth in Section 9.6(a)(i)), the Parent Sponsor/Underwriter Warrants or the Parent UPOs.  The Tender Offer will be conducted in accordance with applicable tender offer rules promulgated by the SEC.

9.7                 Financial Information.  The Target, the Company and the Manager will provide additional financial information requested by the Parent for inclusion in any filings to be made by the Parent or the Purchaser with the SEC.  If requested by the Parent, such information must be reviewed or audited by the Company’s auditors.

9.8                 Trust Account. The Target, the Manager and the Company each acknowledge that the Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and for the payment of (i) the Deferred Corporate Finance Fee to the underwriter in the IPO, (ii) the expenses to the third parties to which they are owed and (iii) the remaining monies in the Trust Account to Purchaser.

9.9                 Employees of the Target, the Company and the Manager.  Schedule 9.9 lists those employees designated by the Company as key personnel of the Target Companies (the “Key Personnel”).  The Key Personnel shall, as a condition to their continued employment with the Manager or any of the Target Companies execute and deliver to the Company non-solicitation, non-service and confidentiality agreements in form and substance satisfactory to Purchaser (the “Confidentiality and Non-Solicitation Agreements”).  The Target, the Company and the Manager shall use their best efforts to cause one of the Target Companies to enter into Labor Agreements with each of the Key Employees prior to the Closing Date, and to satisfy all accrued obligations of the Target Companies applicable to its employees, whether arising by operation of Law, by Contract, by past custom or otherwise, for payments by the Target to any trust or other fund or to any Authority, with respect to, social insurance benefits, housing fund benefits, unemployment or disability compensation benefits or otherwise.

9.10              Application for Permits.  The Target Companies shall apply for all Permits listed on Schedule 4.19 as not being valid and in full force and effect (the “Outstanding Permits”), and shall use their best efforts to obtain each Outstanding Permit and ensure that the same are valid and in full force and effect as promptly as practicable hereafter, but in any event no later than the Closing Date and that all Permits will be available to the Transaction Merger Surviving Corporation.

9.11              Affiliate Loans and Guarantees.  The Target and Company shall terminate all loans and guarantees by the Target for the benefit of the Company, the Company’s and the Subsidiaries’ officers and directors, and any of their respective Affiliates, prior to the Closing Date.

ARTICLE X
COVENANTS OF THE TARGET COMPANIES, THE COMPANY
AND THE MANAGER

The Target Companies, the Company and the Manager, severally and not jointly, covenant and agree that:

10.1              Reporting and Compliance with Laws.  From the date hereof through the Closing Date, the Target Companies shall, and the Company and the Manager shall cause the Target Companies to, duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

10.2              Injunctive Relief.  If the Target Companies, the Company or the Manager breaches, or threatens to commit a breach of, any of the covenants set forth in Sections 9.1, 9.4 or 16.4 (the “Restrictive Covenants”), Purchaser shall have the following rights and remedies, which shall be in addition to, and not in lieu of, any other rights and remedies available to Purchaser by agreement (including those set forth in Section 13.1 hereof), under law or in equity:

(a)           The right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Purchaser and that monetary damages will not provide adequate remedy to Purchaser; and

(b)           The right and remedy to require the Target Companies, the Company and the Manager, severally and not jointly, to indemnify Purchaser against any losses, damages (including special and consequential damages), costs and expenses, including actual attorneys’ fees and court costs, which may be incurred by it and which result from or arise out of any such breach or threatened breach.

10.3              Best Efforts to Obtain Consents.  The Target Companies, the Company and the Manager shall use their best efforts to obtain each Third Party Consent as promptly as practicable hereafter.

ARTICLE XI
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

11.1              Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and in the case of the Target Companies, the Company and the Manager as reasonably requested by Purchaser, to consummate and implement expeditiously each of the transactions contemplated by this Agreement.  The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement in order to effect the Transaction Merger and vest in Purchaser good, valid and marketable title to all of the Target Securities, free and clear of all Liens.

11.2              Tax Matters.

(a)           The Manager shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Target Companies required to be filed by the Target Companies after the Closing Date for taxable periods ending on or before the Closing Date.  Such Tax Returns shall be true, correct and complete, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period, and shall not make, amend, revoke or terminate any Tax election or change any accounting practice or procedure without the prior written consent of the Purchaser. The cost of preparing such Tax Returns shall be borne by the Target.  The Manager shall give a copy of each such Tax Return to the Purchaser with sufficient time prior to filing for its review and comment. The Manager (prior to the Closing) and the Purchaser (following the Closing) shall cause the Target Companies or any successor thereto to cooperate in connection with the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.

(b)           Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Target Companies for taxable periods including the Closing Date but ending after the Closing Date.  Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period, and shall not make, amend, revoke or terminate any tax election or change any accounting practice or procedure without the prior consent of the Manager, which consent shall not unreasonably be withheld, delayed or conditioned.  Not later than ten (10) days before the due date for payment of Taxes with respect to any such Tax Returns filed under Section 11.2(a) or Section 11.2(b), the Company and the Manager, severally and not jointly, shall pay to the Target Companies or any successor thereto an amount equal to that portion, if any, of the Taxes shown on such Tax Returns for which the Company and the Manager have an obligation to indemnify the Purchaser pursuant to the provisions of Section 13.1(e).

(c)           Following the Closing, the Manager may amend any Tax Return of the Target Companies for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned.  Purchaser shall cause the Target Companies to cooperate with the Manager in connection with the preparation and filing of such amended Tax Returns and any Tax proceeding in connection therewith.  The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company.

(d)           Following the Closing, the Purchaser may amend any Tax Return of any of the Target Companies for any taxable period ending on or before the Closing to correct any errors, with the consent of the Manager, which consent shall not unreasonably be withheld, delayed or conditioned.  The cost of preparing and filing such amended Tax Returns shall be borne by the Company.

(e)           Purchaser shall retain (or cause the Target Companies to retain) all Books and Records with respect to Tax matters of the Target Companies for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company or any of its Subsidiaries with any Taxing Authority.

(f)           To the extent permitted by applicable Law, the parties shall elect (and shall cause the Target Companies to elect) to treat the taxable period that includes but does not end on the Closing Date with respect to any Tax of the Target Companies as ending at the close of the Closing Date, and shall take such steps as may be necessary therefor.  For purposes of this Agreement, any Tax for a taxable period that includes but that does not end on the Closing Date shall be allocated between the Pre-Closing Period and the balance of the taxable period based on an interim closing of the books as of the end of the Closing Date; provided, however, that any real or personal property Tax, fixed dollar franchise Tax and any annual exemption amount shall be allocated based on the relative number of days in the Pre-Closing Period and the balance of the taxable period.

(g)           All sales, use, transfer and other similar Taxes imposed by a Taxing Authority with respect to the Transaction or any other transaction contemplated by this Agreement shall be duly and timely paid by the Target.  The Target shall duly and timely file (or cause to be filed) all Tax Returns in connection with such Taxes.  The Target shall give a copy of each such Tax Return to the Purchaser for its review with sufficient time for comments prior to filing and shall give the Purchaser a copy of such Tax Return promptly after filing, together with proof of payment of the Tax shown thereon to be due.  The cost of preparing and filing such tax returns shall be borne by the Target.

11.3              Settlement of Purchaser Liabilities.  Concurrently with the Closing, all outstanding liabilities of the Purchaser shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by Purchaser’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination.

11.4              Compliance with SPAC Agreements.  Except as specifically provided herein, the Company and Purchaser shall comply with each of the agreements entered into in connection with the IPO, including without limitation that certain registration rights agreement, dated as of March 20, 2012, by and among the Purchaser and the investors named therein.

11.5              Registration Statement. As soon as practicable after the date hereof, Purchaser shall prepare and file with the SEC a registration statement on Form S-4 to register the issuance of the Purchaser Securities to be issued in the Redomestication Merger and Transaction Merger (the “Registration Statement”).  Purchaser shall cooperate and provide the Target (and its counsel) and the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC.  The Target shall provide Purchaser with such information concerning it that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.  Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transaction Merger and the transactions contemplated hereby.

11.6              Confidentiality.  The Target Companies, the Company, and the Manager, on the one hand, and Parent and Purchaser, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief.  Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Tender Offer documents and the Registration Statement.

11.7              Intentionally Omitted.

11.8              Post-Closing Registration Statement.  After the Closing, to the extent not registered prior to the Closing, the Purchaser shall file a registration statement with the SEC relating to the unregistered shares of Purchaser Common Stock issued in connection with the Transactions and shares of the Purchaser Common Stock underlying the other securities issued in connection with the Transactions, as shall be specified in more detail in the Registration Rights Agreement.

ARTICLE XII
CONDITIONS TO CLOSING

12.1              Condition to the Obligations of the Parties.  The obligations of all of the parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)           No provisions of any applicable Law, and no Order shall prohibit or impose any condition on the consummation of the Closing.

(b)           There shall not be any Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(c)           The Redomestication Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d)           The SEC shall have declared the Registration Statement effective.  No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e)           Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect.

12.2              Conditions to Obligations of Parent and Purchaser.  The obligation of Parent and Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at Purchaser’s sole and absolute discretion, of all the following further conditions:

(a)           The Target Companies, the Company and the Manager shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date.

(b)           All of the representations and warranties of the Target Companies, the Company and the Manager contained in this Agreement, the Additional Agreements and in any certificate delivered by the Company or the Manager pursuant hereto, disregarding all qualifications and exceptions contained therein relating to knowledge, materiality or Material Adverse Effect, shall: (i) be true, correct and complete (A) at and as of the date of this Agreement, or, (B) if otherwise specified, when made or when deemed to have been made, and (ii) be true, correct and complete as of the Closing Date, in the case of (i) and (ii) with only such exceptions as could not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c)           There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d)           Purchaser shall have received a certificate signed by the Target Companies, the Manager and the Company to the effect set forth in clauses (a) through (c) of this Section 12.2.

(e)           No court, arbitrator or other Authority shall have issued any judgment, injunction, decree or order, or have pending before it a proceeding for the issuance of any thereof, and there shall not be any provision of any applicable Law restraining or prohibiting the consummation of the Closing, the ownership by Purchaser of any of the Target Securities or the effective operation of the Business by the Target Companies after the Closing Date.

(f)           Purchaser shall have received all documents it may reasonably request relating to the existence of each of the Target Companies and the authority of the Target Companies, the Company and the Manager to enter into and perform under this Agreement, all in form and substance reasonably satisfactory to Purchaser and its legal counsel, including (i) a copy of the Certificate of Incorporation, or other organizational document, of the Target and each of its Subsidiaries, certified as of a recent date by the Secretary of State of their respective jurisdictions of organization, (ii) copies of the Target Companies’ bylaws, as effective on the date hereof; (iii) copies of the bylaws, operating agreement or other governing document of each of the Target’s Subsidiaries, (iv) copies of resolutions duly adopted by the board of directors of the Target authorizing this Agreement and the approval of the Target Stockholders of the Transaction, the Additional Agreements and the transaction contemplated hereby and thereby, (v) a certificate of the board of directors of Target and the Manager of the Company certifying as to signatures of the officer(s) executing this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such officers and/or Manager, and (vi) recent good standing certificates regarding the Company and each of the Target Companies from the office of the Secretary of State of each of their respective states of formation and each other jurisdiction in which any of the Target Companies is qualified to do business.

(g)           Purchaser shall have received originals or copies of the organizational record books, minute books, stock ledgers, and stock transfer books of each of the Target Companies.

(h)           Purchaser shall be fully satisfied, in its sole discretion exercised in good faith, with the results of its and its representatives’ review of the Business, the Target Stock and the Target Companies (including any review of the capitalization, assets, processes, systems, financial condition, and prospects of the Business and the Target Companies), provided that no such review shall alter any representation or warranty of any Representing Party given hereunder or in any instrument related to the transactions contemplated hereby.

(i)           Purchaser shall have received copies of all Third Party Consents (including the consents of the landlords under the Leases), in form and substance reasonably satisfactory to Purchaser, and no such Third Party Consent shall have been revoked.

(j)           The Target Companies and the Manager shall have delivered to Purchaser documents satisfactory to Purchaser to evidence the release of all Liens on any Target Securities and, other than Permitted Liens, any portion of the Target Companies’ assets and the filing of appropriate UCC-3 Amendment (Termination) Statements or other termination documents.

(k)           Purchaser shall have received from the Company and the Manager a general release of all claims against the Target Companies and their officers, directors, employees and Affiliates (other than Purchaser solely in connection with this Agreement and the Additional Agreements) in form satisfactory to Purchaser.

(l)           The Key Personnel shall have executed the Confidentiality and Non-Solicitation Agreements and the same shall be in full force and effect, and the Target and the Company(to the extent it has employed anyone on behalf of any Target Company) shall have entered into Labor Agreements with each of its employees to the extent required by law, and satisfied all accrued obligations of the Target Companies applicable to its employees.

(m)           Purchaser shall have received a certificate from the Target that meets the requirements of Treasury Regulation Section 1.897-2(h)(1) (“Certificate”), dated within thirty (30) calendar days prior to the Closing Date and in form and substance reasonably satisfactory to Purchaser along with written authorization for Purchaser to deliver such notice form to the IRS on behalf of the Target upon Closing.

(n)           Parent and Purchaser shall have received final Schedules.

(o)           Purchaser shall have received copies of all Outstanding Permits, each of which shall be valid and in full force and effect, and no Outstanding Permit shall have been revoked.

(p)           The Available Cash to the Purchaser following the Transaction Merger shall be an amount no less than the Available Cash Minimum.

(q)           Purchaser shall have completed, and be satisfied in all respects with, the results of its ongoing due diligence investigation of the business, assets, operations, financial condition, contingent liabilities, prospects and material agreements of the Target Companies and relating to the Target Companies’ assets.  Purchaser’s satisfaction of the foregoing shall be determined in its sole discretion.

(r)           All of the principal, accrued interest and fees of the Calamos Convertible Instrument shall be paid in full by the Target.

(s)           The Financial Advisory Agreement between Black Diamond Financial Group LLC and Target, dated January 1, 2010, shall have been cancelled.

12.3              Conditions to Obligations of the Target, the Company and the Manager.  The obligation of the Target, the Company and the Manager to consummate the Closing is subject to the satisfaction, or the waiver at the Target’s discretion, of all of the following further conditions:

(a)           (i) Each of the Parent and Purchaser shall have performed in all material respects all of their respective obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Parent contained in this Agreement, and in any certificate or other writing delivered by Parent or the Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) the Company shall have received a certificate signed by an authorized officer of Parent and the Purchaser to the foregoing effect.

(b)           Purchaser shall have executed and delivered each Additional Agreement to which it is a party.

(c)           Company shall have received, effective the Signing Date,  an officer certificate from the chief executive officer and chief financial officer of the Target in form and substance satisfactory to Company’s counsel.

ARTICLE XIII
INDEMNIFICATION

13.1              Indemnification of Purchaser.  The Company, the Target and the Manager hereby jointly and severally agree to indemnify and hold harmless to the fullest extent permitted by applicable law Purchaser, each of its Affiliates and each of its and their respective members, managers, partners, directors, officers, employees, stockholders, attorneys and agents and permitted assignees (the “Purchaser Indemnitees”), against and in respect of any and all out-of-pocket loss, cost, payments, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by any Purchaser Indemnitee as a result of or in connection with (a) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties, covenants and agreements of the Target Companies, the Company or the Manager contained herein or in any of the Additional Agreements or any certificate or other writing delivered pursuant hereto, (b) any Actions by any third parties with respect to the Target Companies (including breach of contract claims, violations of warranties, trademark infringement, privacy violations, torts or consumer complaints) for any period on or prior to the Closing Date, (c) the violation of any Laws in connection with or with respect to the operation of the Target Companies on or prior to the Closing Date, (d) any claims by any employee of the Target Companies with respect to any period or event occurring on or prior to the Closing Date, or relating to the termination of such employee’s employment status in connection with the transactions contemplated by this Agreement, or the termination, amendment or curtailment of any employee benefit plans, (e) any Taxes attributable to a Pre-Closing Period, or (f) any sales, use, transfer or similar Tax imposed on Purchaser or its Affiliates as a result of any transaction contemplated by this Agreement.  Notwithstanding the foregoing and until the third (3rd) anniversary of the Signing Date, the Company hereby agrees to solely indemnify and hold harmless, to the fullest extent permitted by applicable law, the Purchaser Indemnities against Losses for any breach, inaccuracy or nonfulfillment of any of the representations or warranties in Section 4.5.  The aggregate indemnification obligations of the Company, the Target and the Manager provided herein shall not exceed the amount of cash held by Purchaser immediately following the Redomestication Effective Time (the “Indemnity Cap”).

13.2              Indemnification of the Company and the Target.  Until the third (3rd) anniversary of the Signing Date, Parent and Purchaser hereby jointly and severally agree to indemnify and hold harmless to the fullest extent permitted by applicable Law the Target, the Company and the Manager, each of their Affiliates, and each of its and their respective members, managers, partners, directors, officers, employees, stockholders, attorneys and agents and permitted assignees (the “Target Indemnitees”) against and in respect of any Losses incurred or sustained by any Target Indemnitee as a result of any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of Parent or Purchaser contained herein or in any of the Additional Agreements or any certificate or other writing delivered pursuant hereto.  Notwithstanding the foregoing, the aggregate indemnification obligation of Parent and Purchaser shall not exceed the Indemnity Cap.

13.3              Procedure.  The following shall apply with respect to all claims by either a Purchaser Indemnitee or a Target Indemnitee (together, “Indemnified Party”) for indemnification:

(a)           An Indemnified Party shall give the Company or Purchaser, as applicable, prompt notice (an “Indemnification Notice”) of any third-party Action with respect to which such Indemnified Party seeks indemnification pursuant to Section 13.1 or 13.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may be suffered by the Indemnified Party.  The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Section 13.1 or 13.2, except to the extent such failure materially and adversely affects the ability of the Company or the Purchaser, as applicable (any of such parties, “Indemnifying Parties”) to defend such claim or increases the amount of such liability.

(b)           In the case of any Third-Party Claims as to which indemnification is sought by any Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Parties, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within ten (10) days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Section 13.1 or 13.2 are applicable to such Action and the Indemnifying Parties will indemnify such Indemnified Party in respect of such Action pursuant to the terms of Section 13.1 or 13.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties’ liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Parties to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third-Party Claim.

(c)           If the Indemnifying Parties assume the defense of any such Third-Party Claim pursuant to Section 13.3(b), then the Indemnified Party shall cooperate with the Indemnifying Parties in any manner reasonably requested in connection with the defense, and the Indemnified Party shall have the right to be kept fully informed by the Indemnifying Parties and their legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege.  If the Indemnifying Parties so assume the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d)           If the Indemnifying Parties elect to assume the defense of any Third-Party Claim pursuant to Section 13.3(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability.  If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense.  Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third Party Claim if such Third Party Claim would impose liability on the part of the Indemnified Party.  In the event the Indemnified Party retains control of the Third Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e)           If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to this Section 13.3 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense.  The Indemnifying Parties shall not, without the prior written consent of such Indemnified Party settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against such Indemnified Party, (ii) in which such Third Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to such Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other Actions (known or unknown) arising or which might arise out of the same facts.

13.4              Periodic Payments.  Any indemnification required by Section 13.1 or 13.2 for costs, disbursements or expenses of any Indemnified Party in connection with investigating, preparing to defend or defending any Action shall be made by periodic payments by the Indemnifying Parties to each Indemnified Party during the course of the investigation or defense, as and when bills are received or costs, disbursements or expenses are incurred.

13.5              Right of Set Off.  In the event that Purchaser is entitled to any indemnification pursuant to this Article XIII, Purchaser shall be entitled to set off any amounts owed to applicable Indemnified Parties pursuant to Section 13.2 and/or otherwise pursuant to this Agreement against the amount of such indemnification.  Any such set-off will be treated as an adjustment to the consideration given in exchange for the Target Securities.

13.6              Payment of Indemnification.  In the event that Purchaser is entitled to any indemnification pursuant to this Article XIII and Purchaser is unable to set off such indemnification pursuant to Section 13.5, Company, the Target and Manager shall jointly and severally pay the amount of the indemnification (subject to the limitation set forth in Section 13.1).  Company shall, at the option of Purchaser, pay any indemnification payment due under Section 13.1 in cash, the transfer and assignment of a number of Payment Securities then owned by them, or a combination thereof; provided that (x) any Payment Securities transferred pursuant to this sentence shall be deemed to have the same value per share of the Payment Securities as at their time of issuance, and (y) each Target Stockholder, upon transferring such Payment Securities, shall represent and warrant in writing to the Purchaser Indemnitee(s) that all such Payment Securities are free and clear of all Liens.  Any payments by any Target Company, the Company or the Manager to a Purchaser Indemnitee will be treated as an adjustment to the Payment Securities.

13.7              Insurance.  Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement actually received.

13.8              Survival of Indemnification Rights.  Except for the representations and warranties in Section 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.3. (Governmental Authorization), 4.5 (Capitalization), 4.6 (Organizational Documents), 4.7 (Corporate Records), 4.10 (Subsidiaries), 4.15 (Properties; Title to the Company and its Subsidiaries’ Assets), 4.20 (Compliance with Laws), 4.26 (Employment Matters), 4.28 (Benefit Plans), 4.31 (Tax Matters), 4.33 (Finder’s Fees), Section 8.1 (Corporate Existence and Power), Section 8.2 (Corporate Authorization), Section 8.3 (Governmental Authorization) and Section 8.5 (Finders’ Fees) which shall survive until ninety (90) days after the expiration of the statute of limitations with respect thereto (including any extensions and waivers thereof), the representations and warranties of the Company, the Target and the Purchaser shall survive until the one (1) year anniversary of the Closing.  The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 13.1 or 13.2 for Losses shall be effective so long as it is asserted prior to: (x) ninety (90) days after the expiration of the applicable statute of limitations (including all extensions and waivers thereof), in the case of the representations and warranties referred to in the first sentence of this Section 13.8 and the breach or the alleged breach of any covenant or agreement of any Indemnifying Party; and (y) the one (1) year anniversary of the Closing, in the case of all other representations and warranties of the Company, the Target Companies, the Manager and the Purchaser hereunder.  The obligations of the Target (but not of the Company and the Manager) in Articles VI and VII shall terminate upon the Closing.

ARTICLE XIV
DISPUTE RESOLUTION

14.1              Arbitration.

(a)           The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”).  Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b)           If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side.  The Arbitrator shall be selected within thirty (30) days of such written request.

(c)           The laws of the State of New York shall apply to any arbitration hereunder.  In any arbitration hereunder, this Agreement and any agreement contemplated hereby shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision.  The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected.  The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d)           The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e)           On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 14.1(c).

(f)           The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g)           The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 13.3, as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision.  The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h)           Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction.  The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration.  The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder.  None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i)           The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j)           This arbitration section shall survive the termination of this Agreement and any agreement contemplated hereby.

14.2              Waiver of Jury Trial; Exemplary Damages.

(a)           THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE.  NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

(b)           Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel.  Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XV
TERMINATION

15.1              Termination at Outside Closing Date; Expenses.  In the event that the Closing of the transactions contemplated hereunder has not occurred by November 26, 2013 (the “Outside Closing Date”) and no material breach of this Agreement by Purchaser, on one hand, or the Target, the Company or the Manager, on the other hand, seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), Purchaser, the Company or Target shall have the right, at its sole option, to terminate this Agreement without liability to the other side.  Such right may be exercised by Purchaser, the Company or Target, as the case may be, giving written notice to the other at any time after the Outside Closing Date, provided that the Outside Closing Date may be extended by mutual written consent of the parties.  In the event this Agreement is terminated pursuant to this Section 15.1, each party shall bear its own expenses incurred in connection with this Agreement.

15.2              Termination by Purchaser.  Purchaser may terminate this Agreement by giving notice to the Company on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if (i) the Company or any Target Company shall have materially breached any representation or warranty or breached any agreement or covenant contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and fifteen (15) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach, or (ii) the further diligence performed on the Target Companies and the additional or updated disclosure schedules provided following the Signing Date disclose material information that was not available prior to the Signing Date that would have had an adverse effect on the Parent’s and the Purchaser’s analyses of the Transactions, or (iii) the Company, the Manager or the Target Companies fail to provide material information required for accurate disclosure in the Tender Offer documents or the Registration Statement.

15.3              Termination by Target or the Company.  The Target or the Company may terminate this Agreement by giving notice to Purchaser, without prejudice to any rights or obligations the Company or the Target may have, if Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and fifteen (15) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

15.4              Survival.  The provisions of Section 13.3, as well as this Article XV, shall survive any termination hereof pursuant to Article XV.

ARTICLE XVI
MISCELLANEOUS

16.1              Notices.  Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested.  Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to Purchaser or the Company (following the Closing), to:

BGS Acquisition Corp.
20 West 55th Street, 2nd Floor
New York, NY  10009
Attention:  Cesar Baez
Telecopy:  No Telecopy Available

with a copy to (which shall not constitute notice):

Duane Morris LLP
30 S. 17th Street
Philadelphia, PA 19103
Attention:  Darrick Mix
Telecopy:  215-409-2906

if to the Company or Manager (prior to the Closing):

Black Diamond Financial Group, LLC
1610 Wynkoop Street, STE 400
Denver, CO 80202
Attention:  Patrick Imeson
Telecopy:  303-957-5536

with a copy to (which shall not constitute notice):

Messner Reeves LLP
1430 Wynkoop Street, Suite 300
Denver, CO 80202
Attention:  Steven N. Levine
Telecopy:  303-623-0552

if to the Target (prior to the Closing):

Transnetyx, Inc.
8110 Cordova Rd.
Suite 119
Cordova, TN 38016
Attention: Eric Altman
Telecopy:  901-507-0480

with a copy to (which shall not constitute notice):

Butler, Snow, O'Mara, Stevens & Cannada, PLLC
6075 Poplar Avenue
Suite 500
Memphis, TN 38119
Attention:  Al Bright, Jr.
Telecopy:  901-680-7201

16.2              Amendments; No Waivers; Remedies.

(a)           This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct.  No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b)           Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition.  No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.  No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c)           Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d)           Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

16.3              Arm’s Length Bargaining; No Presumption Against Drafter.  This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement.  This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists.  No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

16.4              Publicity.  Except as required by law, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto.

16.5              Expenses.  Except as otherwise expressly set forth herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.  In the event of the Closing, the Transaction Expenses of the parties shall be paid out of the Available Cash Minimum.

16.6              No Assignment or Delegation.  No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party.  Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

16.7              Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

16.8              Counterparts; facsimile signatures.  This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement.  This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

16.9              Entire Agreement.  This Agreement together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.  No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage.  Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.  No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

16.10            Set Off.  Purchaser shall have the right to set off against any amounts payable by Purchaser under this Agreement any amounts owed to Purchaser or any other Purchaser Indemnitee.

16.11           Severability.  A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof.  The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

16.12            Construction of Certain Terms and References; Captions.  In this Agreement:

(a)           References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b)           The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c)           Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d)           Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time.  Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e)           If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice.  If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f)           Captions are not a part of this Agreement, but are included for convenience, only.

(g)           For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Representing Parties” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Company, the Manager and the Key Personnel.

16.13            Further Assurances.  Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

16.14            Third Party Beneficiaries.  Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

16.15            Waiver. Reference is made to the final prospectus of the Parent, dated March 20, 2012 (the “Prospectus”).  The Target, the Company and the Manager have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public stockholders of the Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement.  For and in consideration of the Parent agreeing to enter into this Agreement with the Target, the Company and the Manager each hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not, and each will cause its Affiliates not to, seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

[The remainder of this page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PARENT:

BGS ACQUISITION CORP.
a British Virgin Islands company

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

PURCHASER:

BGS ACQUISITION SUBSIDIARY, INC.
a Delaware corporation

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

MERGER SUB:

BGS MERGER SUBSIDIARY, INC.
a Delaware corporation

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

TARGET:

TRANSNETYX HOLDING CORP.
a Delaware corporation

By:	/s/ Robert J. Bean
Name: Robert J. Bean
Title: President

COMPANY:

BLACK DIAMOND HOLDINGS LLC
a Colorado limited liability company,

By:	/s/ Patrick Imeson
Name: Patrick Imeson
Title: Manager

MANAGER:

BLACK DIAMOND FINANCIAL GROUP, LLC
a Delaware limited liability company

By:	/s/ Patrick Imeson
Name: Patrick Imeson
Title: Manager

TABLE OF CONTENTS

ANNEX B
FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is made as of __________, 2013 (“Effective Date”), by and between Black Diamond Holdings LLC, a Colorado limited liability Company (the “Restricted Holder”), and BGS Acquisition Subsidiary, Inc., a Delaware corporation (the “Purchaser”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined herein).

WHEREAS, pursuant to the transactions contemplated under that certain Amended and Restated Merger and Share Exchange Agreement, dated as of __________, 2013 (the “Merger Agreement”), by and among the Purchaser, BGS Acquisition Corp., a British Virgin Islands business company with limited liability (the “Parent”), BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”), the Restricted Holder, Black Diamond Financial Group, LLC, a Delaware limited liability company and the manager of the Company (the “Manager”), TransnetYX Holding Corp., a Delaware corporation (the “Target”), with the result of such merger being that Target shall merge into Merger Sub and be a wholly-owned subsidiary of the Purchaser, with the stockholders of the Target exchanging its common shares for shares of common stock of the Purchaser, all pursuant to the terms of the Merger Agreement (the “Merger”);

WHEREAS, the Merger Agreement provides that, among other things, Two Million (2,000,000) of the shares of Purchaser Common Stock owned by the Restricted Holder (the “Restricted Securities”) shall be subject to certain restrictions on Disposition (as defined herein), all as more fully set forth herein.

NOW, THEREFORE, as an inducement to and in consideration of the Purchaser’s agreement to enter into the Merger Agreement and proceed with the Merger, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.             Lock Up Period.

(a)           The Restricted Holder hereby agrees that from the Effective Date until the first to occur of (i) the date on which all of the Earn-Out Securities are issued by Purchaser as a result of the Transaction Surviving Corporation achieving sixty million ($60,000,000) in gross revenues for fiscal year 2015, and (b) December 31, 2020 (the “Lock-Up Period”), the Restricted Holder will not, directly or indirectly:  (i) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale, enter into any swap or other arrangement that transfers to another in whole or in part any of the economic consequences of ownership of, lend or otherwise dispose of or transfer any Restricted Securities or any securities convertible into or exercisable or exchangeable for Restricted Securities, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any Restricted Securities (with the actions described in clause (i) or (ii) above being hereinafter referred to as a “Disposition”). The foregoing restrictions are expressly agreed to preclude the Restricted Holder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any of the Restricted Securities of the Restricted Holder during the Lock-Up Period, even if such securities would be disposed of by someone other than the Restricted Holder.

(b)           Notwithstanding anything contained herein to the contrary, the Restricted Holder shall be permitted to engage in any Disposition where the other party to such Disposition is an affiliate as long as such affiliate executes a joinder to this Agreement.

2.             Representations of Restricted Holder.  The Restricted Holder hereby represents and warrants that the Restricted Holder has full power and authority to enter into this Agreement.  The Restricted Holder hereby represents and warrants that this Agreement constitutes the legal, valid and binding obligation of the Restricted Holder, enforceable in accordance with its terms and binding upon its successors, assigns and personal representatives.  Upon request, the Restricted Holder will execute any additional documents necessary in connection with enforcement hereof.  The Restricted Holder understands that the Purchaser is entering into the Merger Agreement in reliance upon this Agreement.

3.             Restriction of Shares. The Restricted Securities will, upon issuance, be held by the Purchaser’s transfer agent as restricted securities with the legend set forth in Section 4(a) and a notation on the account that the Restricted Securities cannot be transferred without the consent of Purchaser.  Upon termination of the Lock-Up Period, following the transfer agent’s receipt of appropriate instructions from the Restricted Holder or the Restricted Holder’s broker and a consent to transfer from Purchaser (which consent shall not be unreasonably withheld or delayed), the transfer agent shall release the Restricted Securities to the Restricted Holder or the Restricted Holder’s broker, as applicable, and the lock up restrictions on the Restricted Securities will no longer apply.

4.             Legends; Stop Transfer Instructions.

        (a)           In addition to any legends to reflect applicable transfer restrictions under federal or state securities laws, each stock certificate representing Restricted Securities shall be stamped or otherwise imprinted with the following legend:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A LOCK-UP AGREEMENT, DATED AS OF __________, 2013, BETWEEN THE HOLDER HEREOF AND THE ISSUER AND MAY ONLY BE SOLD OR TRANSFERRED IN ACCORDANCE WITH THE TERMS THEREOF.”

        (b)           The Purchaser and any duly appointed transfer agent for the registration or transfer of the Restricted Securities are hereby authorized to decline to make any transfer of securities if such transfer is not in compliance with Section 3 or would otherwise constitute a violation or breach of this Agreement.  The Restricted Holder hereby agrees and consents to the entry of stop transfer instructions with the Purchaser’s transfer agent and registrar against the transfer of the Restricted Securities or securities convertible into or exchangeable for Restricted Securities held by the Restricted Holder except in compliance with this Agreement.

4.             Miscellaneous.

(a)           Specific Performance.  The Restricted Holder agrees that in the event of any breach or threatened breach by the Restricted Holder of any covenant, obligation or other provision contained in this Agreement, then the Purchaser shall be entitled (in addition to any other remedy that may be available to the Purchaser) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach.  The Restricted Holder further agrees that neither the Purchaser nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4, and the Restricted Holder irrevocably waives any right that he, she, or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b)           Other Agreements.  Nothing in this Agreement shall limit any of the rights or remedies of the Purchaser under the Merger Agreement, or any of the rights or remedies of the Purchaser or any of the obligations of the Restricted Holder under any other agreement between the Restricted Holder and the Purchaser or any certificate or instrument executed by the Restricted Holder in favor of the Purchaser; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Purchaser or any of the obligations of the Restricted Holder under this Agreement.

(c)           Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Purchaser: BGS Acquisition Subsidiary, Inc. 20 West 55th Street, 2nd Floor New York, NY 10009 Attention: Cesar Baez Telecopy: No Telecopy Available Email: cesar@baez.com	with a copy to (which copy shall not constitute notice hereunder): Duane Morris LLP 30 S. 17th Street Philadelphia, PA 19103 Attention: Darrick Mix Telecopy: 215-409-2906 Email: dmix@duanemorris.com
If to the Restricted Holder: Black Diamond Holdings, LLC 1610 Wynkoop Street, STE 400 Denver, CO 80202 Attention: Patrick Imeson Telecopy: 303-957-5536 Email: Patrick.Imeson@bdfin.com with a copy to (which copy shall not constitute notice hereunder):

Messner Reeves LLP
1430 Wynkoop Street, Suite 300
Denver, CO 80202
Attention:  Steven N. Levine
Telecopy:  303-623-0552
Email:  slevine@messner.com

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(d)           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(e)           Applicable Law; Jurisdiction.  THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.  In any action between or among any of the parties arising out of this Agreement, (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts having jurisdiction over New York County, New York; (ii) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court having jurisdiction over New York County, New York; (iii) each of the parties irrevocably waives the right to trial by jury; and (iv) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with this Agreement.

(f)            Waiver; Termination.  No failure on the part of the Purchaser to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Purchaser in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  The Purchaser shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Purchaser; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(g)           Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)           Further Assurances.  The Restricted Holder hereby represents and warrants that the Restricted Holder has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the Restricted Holder, enforceable in accordance with its terms.  The Restricted Holder shall execute and/or cause to be delivered to the Purchaser such instruments and other documents and shall take such other actions as the Purchaser may reasonably request to effectuate the intent and purposes of this Agreement.

(i)            Entire Agreement.  This Agreement and the Merger Agreement collectively set forth the entire understanding of the Purchaser and the Restricted Holder relating to the subject matter hereof and supersede all other prior agreements and understandings between the Purchaser and the Restricted Holder relating to the subject matter hereof.

(j)            Non-Exclusivity.  The rights and remedies of the Purchaser hereunder are not exclusive of or limited by any other rights or remedies which the Purchaser may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

(k)           Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser and the Restricted Holder.

(l)            Assignment.  This Agreement and all obligations of the Restricted Holder hereunder are personal to the Restricted Holder and may not be transferred or delegated by the Restricted Holder at any time.  The Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity without obtaining the consent or approval of the Restricted Holder.

(m)          Binding Nature.  Subject to Section 4(l) above, this Agreement will inure to the benefit of the Purchaser and its successors and assigns and will be binding upon the Restricted Holder and the Restricted Holder’s representatives, executors, administrators, estate, heirs, successors and assigns.

(n)           Survival.  Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

(o)           Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first set forth above.

PURCHASER:
BGS ACQUISITION SUBSIDIARY, INC.

Name:
Title:

RESTRICTED HOLDER: BLACK DIAMOND HOLDINGS LLC

Name:
Title:

[Signature Page to Lock-Up Agreement]